Form 20-F
period 2004-12-31
INFOWAVE SOFTWARE INC
filed 2005-03-31
CIK 1074564

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 20-F

[ ] Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

                                       OR

[X] Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

                                       OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the transition period from ____________ to
     ____________

                        COMMISSION FILE NUMBER 000-29944

                             INFOWAVE SOFTWARE, INC.
             (Exact Name of Registrant as Specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's Name into English)

                      PROVINCE OF BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

                        SUITE 200 - 4664 LOUGHEED HIGHWAY
                            BURNABY, BRITISH COLUMBIA
                                 CANADA, V5C 5T5
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                      NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS             REGISTERED
-------------------   ------------------------------
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 237,145,351 common shares, no par value, as of December 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X]   No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 [X]   Item 18 [ ]

Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in United States dollars.

For the purposes of this Form 20-F, references to "Infowave", the "Company", "we", "us", "our", and "the Corporation" are to Infowave Software, Inc. and its subsidiaries; and references to "Telispark" are to Infowave's wholly owned US subsidiary.

                                TABLE OF CONTENTS

                               GENERAL INFORMATION

                                     PART I

Item 1.    Identity of Directors, Senior Management and Advisors
           A. Directors and Senior Management
           B. Advisers
           C. Auditors
Item 2.    Offer Statistics and Expected Timetable
           A. Offer Statistics
           B. Method and Expected Timetable
Item 3.    Key Information
           A. Selected Consolidated Financial Data
           B. Capitalization and Indebtedness
           C. Reasons for the Offer and Use of Proceeds
           D. Risk Factors
Item 4.    Information on the Company
           A. History and Development of the Company
           B. Business Overview
           C. Organizational Structure
           D. Property, Plant and Equipment
Item 5.    Operating and Financial Review and Prospects
           A. Operating Results
           B. Liquidity and Capital Resources
           C. Research and Development, Patents and Licenses
           D. Trend Information
           E. Off-Balance Sheet Arrangements
           F. Tabular Disclosure of Contractual Obligations
           G. Safe Harbor
Item 6.    Directors, Senior Management and Employees
           A. Directors and Senior Management
           B. Compensation
           C. Board Practices
           D. Employees
           E. Share Ownership
Item 7.    Major Shareholders and Related Party Transactions
           A. Major Shareholders
           B. Related Party Transactions
           C. Interests of Experts and Counsel
Item 8.    Financial Information
           A. Consolidated Statements and Other Financial Information
           B. Litigation

           C. Significant Changes
Item 9.    The Offer and Listing
           A. Offer and Listing Details
           B. Plan of Distribution
           C. Markets
           D. Selling Shareholders
           E. Dilution
           F. Expenses of the Issue
Item 10.   Additional Information
           A. Share Capital
           B. Memorandum and Articles of Association
           C. Material Contracts
           D. Exchange Controls
           E. Taxation
           F. Dividends and Paying Agents
           G. Statements by Experts
           H. Documents on Display
           I. Subsidiary Information
Item 11.   Quantitative and Qualitative Disclosures About Market Risk
Item 12.   Description of Securities Other Than Equity Securities
           A. Debt Securities
           B. Warrants and Rights
           C. Other Securities
           D. American Depository Shares

                                     PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies
Item 14.   Material Modification to the Rights of Security Holders and Use of
              Proceeds
Item 15.   Controls and Procedures
Item 16.   [RESERVED]
Item 16A   Audit Committee Financial Expert
Item 16B   Code of Ethics
Item 16C   Principal Accountant Fees and Services
Item 16D   Exemptions from the Listing Standards for Audit Committee
Item 16E   Purchases of Equity Securities by the Issuer and Affiliated Purchases

                                    PART III

Item 17.   Financial Statements
Item 18.   Financial Statements
Item 19.   Exhibits
           Signatures
           Certifications

                                     PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

Set forth below is certain selected financial information of the Infowave Software, Inc. ("Infowave" or the "Company") for each year in the five-year period ended December 31, 2004. The selected annual financial information is derived from the Company's audited financial statements. The selected financial information for the eight quarters prior to December 31, 2004 is derived from the unaudited quarterly financial statements of the Company. The Company's financial statements are expressed in United States dollars and prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), which are not materially different from United States GAAP except as explained in note 19 of the financial statements. These information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" along with the financial statements and notes thereto.

CANADIAN GAAP

                                                      YEARS ENDED DECEMBER 31 (AUDITED)
                                    ---------------------------------------------------------------------
                                        2000          2001         2002            2003          2004
                                    -----------   -----------   -----------   ------------   ------------
Income Statement Data
   Sales                            $ 1,513,557   $ 3,189,253   $ 1,821,041   $  1,624,820   $  4,104,034
   Loss for the year                 17,988,868    20,860,436     9,827,615      5,978,858     10,504,211
   Loss per share                          0.90          0.90          0.19           0.06           0.05

Balance Sheet Data
   Total assets                      12,445,349    13,657,675     4,158,757      9,935,349     17,854,414
   Long term obligations                     --            --            --             --         87,027
   Share capital                     35,148,040    42,447,141    56,539,360     65,759,745     81,273,081
   Cash dividends declared per
      Common Share                           --            --            --             --             --
   Number of issued common shares    21,095,458    23,440,203    66,439,578    148,369,989    237,145,351

UNITED STATES GAAP

                                        2000          2001         2002            2003          2004
                                    -----------   -----------   -----------   ------------   ------------
Income Statement Data
   Sales                            $ 1,513,557   $ 3,189,253   $ 1,821,041   $  1,624,820   $  4,104,034
   Loss for the year                 18,198,480    20,986,922     9,716,065      5,757,631     10,045,652
   Loss per share                          0.90          0.79          0.17           0.05           0.05

Balance Sheet Data
   Total assets                      12,445,349    13,657,675     4,158,757      9,935,349     17,854,414
   Long term obligations                     --            --            --             --         87,027
   Share capital                    $36,192,899   $43,618,486   $57,710,705   $ 66,931,090   $ 82,444,426
   Cash dividends declared per
      Common Share                           --            --            --             --             --
   Number of issued common shares    21,095,458    23,440,203    66,439,578    148,369,989    237,145,351

                                             QUARTER ENDED (UNAUDITED)
                                   ---------------------------------------------
                                     2003       2003        2003         2003
                                      Q1         Q2          Q3           Q4
                                   --------   --------   ----------   ----------
Income Statement
   Sales                           $411,856   $505,397   $  381,395   $  326,172
   Loss for the period              996,350    979,833    1,586,028    2,416,647
   Loss per share                  $   0.01   $   0.01   $     0.01   $     0.02

                                     QUARTER ENDED (RESTATED AND UNAUDITED)
                               -------------------------------------------------
                                  2004         2004         2004         2004
                                   Q1           Q2           Q3           Q4
                               ----------   ----------   ----------   ----------
Income Statement
   Sales                       $1,273,682   $  845,355   $1,500,093   $  484,904
   Loss for the period
      - restated(1)             4,247,524    2,772,978    1,233,726    2,249,983
   Loss per share              $     0.02   $     0.01   $     0.01   $     0.01

     Notes:

          (1) The Company identified an adjustment to previously reported foreign exchange balances for the three months ended March 31, 2004, June 30, 2004 and September 30, 2004 respectively attributable to the foreign exchange translation method of accounting utilized by the Company its US subsidiaries, Infowave USA and Telispark

                                  RISK FACTORS

We have a history of losses and may never achieve profitability.

The Company is not currently profitable and has incurred operating losses from continuing operations (calculated in accordance with Canadian Generally Accepted Accounting Principles) of $10,504,211 $5,978,858 and $9,827,615 for the years ended December 31, 2004, 2003 and 2002 respectively. The Company anticipates that its expenses may increase as the Company continues to increase its research and development, sales and marketing and general and administrative expenses and if it acquires additional assets or technology. The Company cannot predict if it will ever achieve profitability, and if it does, it may not be able to sustain or increase profitability. The Auditors' report on the 2004 consolidated financial statements includes additional comments for U.S. readers that state that conditions and events exist that cause substantial doubt about the Company's liability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has limited sales trend history in the enterprise mobile applications market area.

As a result, the Company may experience unevenness in its revenue stream as its sales order backlog and project bookings are not at a capacity level to smooth revenue or to sustain quarterly growth. The Company also cannot anticipate that will have the appropriate number of skilled resources required to deliver outstanding customer orders received in a timely basis.

The Company's revenues are dependent on the growth of the market for wireless software products, and more generally, wireless products ad services.

There can be no assurance that the market for the Company's existing or proposed wireless software products will grow, that firms within the industry will adopt the Company's software products for integration with their wireless data software solutions, or that the Company will be successful in independently establishing product markets for its wireless software products. If the various markets in which the Company's software products compete fail to grow, or grow more slowly than the Company currently anticipates, or if the Company were unable to establish product markets for its new software products, the Company's business, results of operation and financial condition would be materially adversely affected.

The wireless data communications market is subject to rapid change resulting in accelerated product aging. Any failures to adapt our products to changes in the market or develop new products to meet emerging needs would adversely effect our results.

The wireless data communications market is characterized by rapidly changing technology and evolving industry standards. Therefore, it is difficult to predict the rate at which the market for the Company's wireless software products will grow, if at all. If the market fails to grow, or grows more slowly than anticipated, the Company will be materially adversely affected. Even if the market does grow, there can be no assurance that the Company's products will achieve commercial success. The Company currently does and expects that it will continue to find itself competing in the market for wireless mobile computing software against other companies with significantly greater financial, marketing and other resources. Such competitors may be able to institute and sustain price wars, or imitate the features of the Company's wireless mobile computing software, thereby reducing prices and thus, the Company's revenues and share of the market.

In addition, the Company's competitors may develop alternative technologies that gain broader market acceptance than the Company's software solutions. As a result, the life cycle of the Company's software solutions is difficult to estimate. The Company may need to develop and introduce new products and enhancements to its existing solutions on a timely basis to keep pace with technological developments, evolving industry standards, changing customer requirements and competitive technologies that may render its solution obsolete. These research and development efforts may require the Company to expend significant capital and other resources. In addition, as a result of the complexities inherent in the Company's solutions, major enhancements or improvements will require long development and testing periods. If the Company fails to develop products and services in a timely fashion, or if it does not enhance its products to meet evolving customer needs and industry standards, including security technology, it may not remain competitive or it may sell its solutions.

The Company does not generate sufficient revenue to fund operations. As a result, the Company may need to obtain additional financing in the future. Any such financing might cause substantial dilution to existing shareholders.

The Company may not have sufficient capital to fund its own operations without raising additional capital, and/or implementing additional reductions in expenses. Further reductions in expenses may negatively impact the Company's ability to grow the business. No assurance can be given that any additional financing required would be available at all, or on acceptable terms. Such financing, to the extent that it is available may result in substantial dilution to shareholders. To the extent such financing is not available, the Company may not be able to, or may be delayed in, continuing to commercialize its software products and services.

The Company's ability to generate income or reduce operating losses depends on its ability to effectively manage future growth and expenses.

The Company has had a history of expanding rapidly and then was forced to reorganize and downsize to control expenses. This growth, followed by the contraction, has placed a significant strain on the Company's resources. Any future growth or restructuring will place similar pressure on the Company.The Company's ability to achieve and maintain profitability, if at all, will depend on its ability to manage growth and expenses effectively, to implement and expand operational and customer support systems, and to hire additional personnel or rationalize existing personnel. The Company may not be able to augment or improve existing systems and controls or implement new systems and controls to respond to any future growth. In addition, future growth may result in increased responsibilities for management personnel, which may limit their ability to effectively manage the Company's business.

The Company relies on its senior management, consultants and board of directors to implement its business plan. The loss of any such personnel would adversely affect the Company.

The Company is currently dependent upon its senior management, board of directors and consultants, the loss of any of which may significantly affect the performance of the Company and its ability to carry out the successful development and commercialization of its software products and services. Failure to retain management, directors and consultants or to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company's growth and profitability. The Company may be required to recruit additional software development personnel, and expand its sales force and customer support functions as well as train, motivate and manage its employees. The Company's ability to assimilate new personnel will be critical to its performance. Competition for qualified software development personnel and other professionals is expected to increase. There can be no assurance that the Company will be able to recruit the personnel required to execute its programs or to manage these changes successfully.

The Company relies on third-party relationships for marketing and sales of its products. The loss of these relationships would materially adversely impact the Company.

The Company relies on key third-party relationships, including its relationships with resellers and OEMs, for marketing and sales of its software products. These third parties are not within the control of the Company, may not be obligated to purchase software products from the Company and may also represent and sell competing software products. The loss of any of these third-party relationships, the failure of such parties to perform under agreements with the Company or the inability of the Company to attract and retain new resellers or OEMs with the technical, industry and application experience required to market and sell the Company's software products successfully could have a material adverse effect on the Company.

The wireless industry is extremely competitive. Failure to provide products and services viewed as superior in performance or price to the offering of our competitors would adversely affect our business.

A number of competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the market for wireless mobile computing software products continues to develop, and additional competitors with substantially greater financial, technical and marketing resources than the Company may enter the market and competition may intensify. Current or future competitors may develop software products that are superior to the Company's software products or achieve greater market acceptance.

Any defects in our products could lead to costly recalls or outright market rejection of our products.

The Company's complex software products may contain undetected errors or defects when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new software products after commencement of commercial shipments resulting in product recalls and market rejection of the Company's software products and resulting in damage to the Company's reputation, as well as lost revenue, diverted development resources and increased support costs.

If we are unable to effectively protect our proprietary information, our ability to compete effectively will be significantly eroded. In addition, if we are found to be infringing on the rights of others, we may face substantial penalties including monetary judgments and cease and desist orders.

The Company relies principally upon a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its rights. The Company has several patent applications pending. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or obtain and use information that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary information will prevent misappropriation of such information. The cost of litigation necessary to enforce the Company's proprietary rights may be prohibitive. Such steps may not preclude competitors from developing confusingly similar brand names or promotional materials or developing software products and services similar to those of the Company.

Although the Company believes that it has the right to use all of the intellectual property incorporated in its software products, third parties may claim that the Company's software products violate their proprietary rights, including copyrights and patents. The cost of litigation necessary to defend the Company's right to use the intellectual property incorporated in its software products may be prohibitive. If any such claims are made and found to be valid or the Company determines it prudent to settle any such claims, the Company may have to re-engineer its software products or obtain licenses from third parties to continue offering its software products or in whole or in part cease using such technology. Any efforts to re-engineer its' software products or obtain licenses from third parties or cease using such technology may not be successful and could substantially increase the Company's costs and have a material adverse effect on the business, financial condition and results of operations of the Company.

The majority of the Company's revenue is denominated in U.S. dollars. As a result, negative fluctuations in the dollar verses other currencies will adversely affect our results.

The majority of the Company's revenue is denominated in U.S. dollars. The Company does not engage in currency hedging activities to limit the risks of exchange rate fluctuations. As a result, changes in the relative value of the U.S. dollar to the Canadian dollar and other foreign currencies will affect the Company's revenues and operating margins. The impact of future exchange rate fluctuations between the U.S. dollar and the Canadian dollar or other foreign currencies on revenues and operating margins cannot be accurately predicted and could have a material adverse effect on the Company.

The Company and most of its management are located in Canada. As a result, you may encounter difficulty in enforcing U.S. judgments against the Company or its management.

The Company is a corporation organized under the laws of Canada. A number of the Company's directors and professional advisors are residing in Canada or outside of the U.S. All or a substantial portion of the assets of such persons are or may be located outside of the U.S. It may be difficult to effect service of process within the United States upon the Company or upon such directors or professional advisors or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liability of the Company or such persons under U.S. federal securities laws. The Company has been advised that there is doubt as to whether Canadian courts would (i) enforce judgments of U.S. courts obtained against the Company or such directors or professional advisors predicated solely upon the civil liabilities provisions of U.S. federal securities laws, or (ii) impose liability in original actions against the Company or such directors and professional advisors predicated solely upon such U.S. laws. However, a judgment against the Company predicated solely upon civil liabilities provisions of such U.S. federal securities laws may be enforceable in Canada if the U.S. court in which such judgment was obtained has a basis for jurisdiction in that matter that would be recognized by a Canadian court.

Quarterly financial results fluctuate extensively due to the timing of orders and the completion of projects.

The Company's financial results vary from quarter to quarter based on factors such as the timing of significant orders and contract completions and the timing of new product introductions. Any significant fluctuation in revenue could materially adversely affect the Company.

Operating results are difficult to predict and may fluctuate, which may contribute to fluctuations in our stock price.

As a result of the rapidly changing and uncertain nature of the markets in which we compete, our quarterly and annual revenue and operating results may fluctuate from period to period, and period to period comparisons may not be meaningful. These fluctuations are caused by a number of factors, many of which are beyond our control. In past periods, our operating results have been affected by personnel reductions and related charges, charges related to losses on excess office facilities, and impairment charges for certain of our assets. Our operating results may be adversely affected by similar or other charges or events in future periods, which could cause the trading price of our stock to decline.

Certain of our expense decisions (for example, research and development and sales and marketing efforts and other business expenses generally) are based on predictions regarding our business and the markets in which we compete. To the extent that these predictions prove inaccurate, our revenue may not be sufficient to offset these expenditures and our operating results may be harmed.

The Company targets a discrete group of larger companies for most of its marketing. As a result, it is dependent upon a small number of customers for most of its revenue.

A significant proportion of the Company's revenues are from a small number of customers with large orders. For 2004, revenue from three customers represented approximately 64% of revenues. During 2003, three customers accounted for approximately 40% of revenues. The Company has renewed its focus on larger Fortune 500 opportunities that have the potential for significant sales. Predicting the timing of closing such sales is difficult, and the Company may experience swings in revenue, as single opportunities can materially affect the results in any quarter.

Telispark products now represent a major portion of the Company's business. As a result, the Company's revenues are dependent upon the market acceptance of these products.

The Company expanded its product offering during the year with the Telispark Mobile Enterprise obtained through its acquisition of Telispark on January 7, 2004. These products now represent a significant portion of Infowave's business. It is too early at this time to determine how the market will accept the products or whether a significant amount of revenue will be generated from these products.

Certain Shareholders May Exercise Control Over Matters Voted Upon by the Shareholders.

Certain of the Company's officers, directors and entities affiliated with the Company together beneficially own a significant portion of the Company's outstanding common shares. While these shareholders do not hold a majority of the Company's outstanding common shares, they may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of the Company's assets. This may prevent or discourage tender offers for the Company's common shares.

Due to fluctuations in the Company's results of operations and in the wireless business in general, the Company's stock may experience significant fluctuations in price.

The market price for the Common Shares may be subject to significant volatility. Quarterly operating results of the Company or of other companies involved in the wireless industry specifically or technology industries generally, changes in general conditions in the North American economy, the financial markets in North America, failure to meet the projections of securities analysts or other developments affecting the Company or its competitors could cause the market price of the Common Shares to fluctuate substantially. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities of many companies for reasons unrelated to their operating performance.

The Company has undergone significant restructuring and may do so in the future. Failure to effectively manage this process would adversely impact the Company's operating results.

The Company reduced its workforce during 2001, 2002 and 2004 and will continue to monitor the appropriate level of labour investment in future to manage expenses accordingly. There have been and may continue to be substantial costs associated with this workforce reduction related to severance and other employee-related costs and the Company's restructuring plan may yield unanticipated consequences, such as attrition beyond its planned reduction in workforce. This workforce reduction has placed an increased burden on the Company's administrative, operational and financial resources and has resulted in increased responsibilities for each of its management personnel. As a result, the Company's ability to respond to unexpected challenges may be impaired and it may be unable to take advantage of new opportunities.

In addition, many of the employees who were terminated possessed specific knowledge or expertise, and that knowledge or expertise may prove to have been important to the Company's operations. In that case, their absence may create significant difficulties. Further, the reduction in workforce may reduce employee morale and may create concern among potential and existing employees about job security at the Company, which may lead to difficulty in hiring and increased turnover in its current workforce, and divert management's attention. In addition, this headcount reduction may subject the Company to the risk of litigation, which could result in substantial costs to it and could divert management's time and attention away from business operations. Any failure by the Company to properly manage this rapid change in workforce could impair the Company's ability to efficiently manage its business to maintain and develop important relationships with third-parties and to attract and retain customers. It could also cause the Company to incur higher operating costs and delays in the execution of its business plan or in the reporting or tracking of its financial results.

Our industry is experiencing consolidation that may cause us to lose key relationships and intensify competition.

The wireless mobility industry is undergoing substantial change, which has resulted in increasing consolidation and formation of strategic relationships. We expect this consolidation and strategic partnering to continue. Acquisitions or other consolidating transactions could harm us in a number of ways including:

     - We could lose key strategic relationships if our strategic partners are acquired by or enter into relationships with a competitor (which could cause us to lose access to distribution, content, technology and other resources);

     - We could lose customers if competitors or users of competing technologies consolidate with our current or potential customers; and

     - Our current competitors could become stronger, or new competitors could form, from consolidations.

Any of these events put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. Consolidation could also force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

Potential acquisitions involve risks that could harm our business and impair our ability to realize potential benefits from acquisitions.

As part of our business strategy, we have acquired technologies and businesses in the past, and expect that we will to continue to do so in the future. The failure to adequately address the financial, legal and operational risks raised by acquisitions of technology and businesses could harm our business and prevent us from realizing the benefits of the acquisitions. Financial risks related to acquisitions may harm our financial position, reported operating results or stock price, and include:

     - Potential equity dilution, use of cash resources and incurrence or debt and contingent liabilities in funding acquisitions;

     - Large write-offs and difficulties in assessment of the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset; and

     -    Amortization expenses related to other intangible assets.

Acquisitions also involve operational risks that could harm our existing operations or prevent realization of anticipated benefits from an acquisition. These operational risks include:

     - Difficulties and expenses in assimilating the operations, products, technology, information systems or personnel of the acquired company;

     - Diversion of management's attention from other business concerns and the potential disruption of our ongoing business;

     - Impairment of relationships with employees, affiliates, advertisers and content providers of our business and the acquired business;

     - The assumption of known and unknown liabilities of the acquired company, including intellectual property claims; and

     -    Entrance into markets in which we have no direct prior experience.

If we are not successful in maintaining, managing and adding to our strategic relationships, our business and operating results will be adversely affected.

We rely on many strategic relationships with third parties in connection with our business, including relationship providing for distribution of our products and licensing of technology. The loss of current strategic relationships of the failure of our existing relationships to achieve meaningful positive results for us could harm our business. We may not be able to replace these relationships with others on acceptable terms, or at all, or find alternative sources for resources that these relationships provide.

Financial forecasting of our operating results will be difficult because of the changing nature of our products and business, and our actual results may differ from forecasts.

As a result of the dynamic and changing nature of our products and business, and of the markets in which we compete, it is difficult to accurately forecast our revenues, gross margin, operating expenses and other financial and operating data. Our inability or the inability of the financial community to accurately forecast our operating results could result in our reported net income (losses) in a given quarter to differ from expectations, which could cause a decline in the trading price of our common stock.

ITEM 4 - INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

OVERVIEW

Infowave provides enterprise mobile applications (EMA), including packaged configurable application software modules that integrate business operations required by mobile workers like asset management, field service and mobile e-mail as well as secure, scalable infrastructure software solutions for developing and deploying mobile software solutions infrastructure platforms. The Company sells direct to enterprises and end-users as well as indirectly through channel partners like System Integrators and Value Added Resellers (VARs).

Focused on enabling organizations with mobile workforces since 1993, Infowave solutions enable mobile workers of all types to access critical enterprise information at the point of work, including work orders, internal communications, asset information, customer details, calendars, schedulization and other important data required to perform their job functions more effectively and productively. The Company provides a suite of mobile software solutions which streamline and integrate business operations required by mobile workers, such as Enterprise Resource Planning (ERP), Field Service, Supply Chain and Asset Management operations. The Company's principal offices are located at 4664 Lougheed Highway Suite 200, Burnaby, British Columbia, Canada V5C 5T5. The telephone number is (604) 473-3600

HISTORY

The Company was originally formed in 1984 as "GDT Softworks Inc." under the laws of the Province of British Columbia, Canada. Initially focused on developing printer driver solutions, the Company expanded its focus to include developing wireless messaging software in 1993.

By 1996, the Company began to operate its wireless business (the "Wireless Division") and its printer driver business (the "Imaging Division") as distinct operating divisions. The Company's name was changed to "Infowave Wireless Messaging Incorporated" in 1997 and to "Infowave Software, Inc." in 1998. In 2000, the Company focused its time and resources solely on the Wireless Division and sold the Imaging Division effective August 31, 2000.

In February 2001, Mr. Thomas Koll was appointed Chief Executive Officer of the Company. Mr. Koll joined Infowave from Microsoft Corporation, where he held several executive positions in the US and Europe from 1989 to 2001. Most recently, he was Vice President of Microsoft's Network Solutions Group where he was responsible for, among other things, Microsoft's worldwide business with telecommunications companies in the wireless markets. Mr. Koll transitioned to Chairman of the Board of Directors in April 2002.

On July 4, 2003, the Company completed the acquisition of substantially all of the business and assets of HiddenMind Technology, LLC ("HiddenMind"), a wireless software company based in Cary, North Carolina. HiddenMind offers a mobile application platform that enables companies to extend existing data and applications to mobile devices. Under the terms of the Asset Purchase Agreement dated July 4, 2003, the Company acquired such business and assets in consideration for $2,031,105. The purchase price was paid by the Company through the issuance to HiddenMind of 14,966,034 units (the "Units") of the Company having a fair value of $0.15 (Cdn$0.19) per Unit. Each Unit consisted of one common share and one half of one warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $0.15 (Cdn$0.19) until July 4, 2005. The transaction was accounted for under the purchase method of accounting.

In July 2003, the Company completed a brokered private placement of approximately US$3.6 million in which the Company issued 29,642,037 units at $0.12 (Cdn$0.16125). Each Unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.17 (Cdn$0.215) per common share. The common shares and warrants comprising the units were subject to a four month hold period. In addition, the Company completed a private placement financing of US$3.0 million private placement with Gerald Trooien, the majority shareholder of HiddenMind, in which the Company issued 29,473,684 units at a price of $0.11 (Cdn$0.1425) per unit. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.15 (Cdn$0.19) per common share. The common shares and warrants comprising the units were subject to a four month hold period.

On September 23, 2003 the Company was sued by Visto Corporation ("Visto"), a private company based in California for patent infringement relating to the system and method for synchronizing e-mail. On September 1, 2004, Infowave and Visto announced that they had resolved the litigation.

On October 21, 2003, the Company purchased all of the intellectual property assets of Sproqit Technologies, Inc ("Sproqit"), a wireless software company based in Kirkland, Washington. Sproqit offers a mobile application platform that enables users to obtain e-mail and other data via hand held personal digital assistant (PDA) and smartphone wireless devices running various operating systems. Under the terms of the acquisition agreement, the Company acquired all of the intellectual property of Sproqit and issued to Sproqit 4,038,550 common shares of Infowave with an estimated fair value of $0.23 (Cdn$0.30) per share. Sproqit has the option to purchase back all of the intellectual property assets sold to the Company for a period of two years for cash consideration equal to the original purchase price plus a premium of 20% (approximately $1.3 million), pursuant to an Option Agreement, dated September 23, 2003 and subsequent Amendment dated March 5, 2004 between Infowave and Sproqit. Infowave licensed Sproqit's e-mail technology on an exclusive basis in its core markets at preferential royalty rates, which will continue in the event that the purchase option is exercised by Sproqit. In the event that the option is not exercised by Sproqit, Infowave will retain ownership with no future royalties payable to Sproqit. The Company believes that Sproqit will exercise its option.

In November 2003, Mr. Jerry Meerkatz was appointed President and Chief Executive Officer of the Company. Mr. Meerkatz joined Infowave from Hewlett Packard, where he held several executive positions, the most recent of which was Vice President and General Manager of Enterprise Mobility Solutions. Mr. Meerkatz had been appointed to the Company's Board of Directors in July 2003.

In December 2003, Infowave entered into an agreement with Technology Partnerships Canada ("TPC") for an investment up to Cdn$7.3 million to complement Infowave's investment in research and development. Under the terms of this agreement, TPC has agreed to contribute a specified percentage to match Infowave's investment in research and development for several years.

On January 7, 2004, the Company entered into an agreement under which it has acquired control of and subsequently acquired all of the outstanding shares of, Telispark Inc. ("Telispark"), a provider of enterprise mobility applications software based in Arlington, Virginia, USA. Under the terms of the acquisition agreement, Infowave paid a total of US$8.4 million for the purchase of 100% of all of the issued and outstanding common shares of Telispark, payable in approximately 57 million Infowave common shares, issuable in two tranches. Infowave completed the initial purchase of approximately 76% of Telispark shares pursuant to a Stock Purchase Agreement dated January 7, 2004. Infowave acquired the remaining Telispark common shares upon receiving shareholder approval of the issuance of a portion of the shares issuable pursuant to the acquisition on March 30, 2004. Infowave also assumed Telispark employee stock options, which are exerciseable into approximately 1.9 million common shares of Infowave. Deloitte Consulting L.P. held approximately 90% of the shares of Telispark at the time Infowave acquired Telispark.

On March 11, 2004, the Company completed a brokered private placement of approximately $4.7 million (Cdn$6.1 million) in which the Company issued 27,931,818 units at $0.17 (Cdn$0.22). Each Unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.22 (Cdn$0.29) per common share.

In March 2004, the Company also entered into an agreement with Gerald Trooien to issue approximately 6 million common shares for $1.0 million in a private placement financing. This private placement was subject to shareholder approval, which was obtained on March 30, 2004, and the financing closed on March 31, 2004.

On January 21, 2005, the Company performed a corporate reorganization resulting in the transfer of all of its business assets, liabilities and operations to a new company ("Newco"), which became the parent company of Infowave as a result of the reorganization. As part of the corporate reorganization, Newco subsequently divested 97.5% equity interest of its wholly owned subsidiary, Infowave, for an amount of $4.42 million (Cdn$5.45 million) less transaction costs of $954,710. The remaining shares of Infowave not divested by Newco, representing a 2.5% equity interest, were distributed to the previous shareholders of Infowave on a pro-rata basis. After the completion of the corporate reorganization, Infowave was not related to the Company, subsequently renamed Coopers Park Real Estate Corporation and commenced focusing on its real estate development business while Newco was renamed Infowave Software, Inc. to focus on its software business transferred via this transaction.

                                BUSINESS OVERVIEW

STRATEGY

Infowave's strategy is to become the leading enterprise mobile application (EMA) software provider, delivering mobile application and infrastructure software solutions to organizations in need of real-time data access in the field. Today, the Company is focused on vertical industries that we believe are more likely to make large capital investments which consist of utilities, oil and gas, governmental, telecommunications and high tech sectors to help maintain and service complex equipment and inventory in the field or in closed-campus environments like warehouses and plants.

As well, Infowave's strategy is to enable enterprises to streamline their business operations as they pertain to the mobile worker. By providing enterprise mobile end-users with an easy to navigate, intuitive mobile application that enables work flow automation, organizations can improve their asset utilization, minimize inventory investment levels, optimize the supply chain and financially depreciating assets, and provide more efficient service through optimized work processes that eliminate error-prone paper-based processes, increase wrench time, and improve data integrity in a mobile environment. Infowave's Telispark Mobile Enterprise(TM) is a suite of configurable pre-integrated "mix and match" mobile software applications that seamlessly and quickly integrate with leading back-end systems including Oracle, SAP, Lotus Notes, Microsoft Exchange, Siebel, MRO, Indus and Click Software. Infowave's underlying standards-based mobile middleware software provides a highly scalable, and secure platform for deploying and accessing enterprise data applications consisting of mobile e-mail/PIM, internet applications and server based applications such as CRM, ERP, Supply Chain, Enterprise Asset Management
(EAM) and others.

The mobile software market has evolved over the past 4 years. Enterprises and vendors alike saw what worked and what failed, business models, applications, and technology approaches, respectively. Today the market has matured to a point where enterprises can reap real, measurable value from mobile deployments. The enterprise mobile application industry represents an opportunity in the enterprise software market that ties together several major trends that have developed over the past decade:

     - The deployment of back-end applications within the corporate Local Area Network ("LAN") such as Enterprise Resource Planning (ERP), Sales Force Automation (SFA), Groupware (E-mail, Personal Information Management) and Customer Relationship Management (CRM) services has helped to drive increased productivity and efficiency within the enterprise.

     - The increase in the number of mobile workers has expanded the virtual office beyond the physical plant.

     - The integration of the Internet and the extension of back-end database applications to the Internet/Intranet have enabled web-based access to mission-critical data.

     - The increase in mobile device sales has driven the demand for remote, wireless access to corporate data.

     - The coming to market of new integrated PDA / phone devices being offered by different manufacturers powered by various operating systems.

Capital-intensive organizations have spent the past ten years implementing business operations designed to increase operational efficiency and improve asset utilization. Large, expensive systems like Supply Chain Management, CRM, ERP, EAM, and SFA, helped enterprises make progress in preserving, protecting and extending the life of capital assets and increasing operational efficiencies. Unfortunately, these systems are often architected as disparate or non-integrated data sources, limiting the type and amount of enterprise information that can be accessed and interacted with by the mobile user.

Today, large organizations find themselves at a crossroads. The current economics and the ever-increasing size of mobile workforces are forcing organizations to take a closer look at how they utilize their assets and the costs associated with their current operations. Many find that current capital-intensive operations, such as preventive and reactive maintenance, are ineffective and cost millions of dollars a year in lost time and equipment. In looking to fix the situation, organizations find themselves entrenched in isolated, proprietary business operations that cannot be integrated with one another without large services overhauls and the resulting expensive maintenance fees. The bottom line is that enterprises need to improve their approach to the mobile worker if they want to preserve their assets and save money.

Many vendors claim to offer enterprise mobile solutions. Unfortunately, most options are characterized by expensive and non-integrated approaches to the problem. The end result is a limited, unreliable end-user application that is a mobilization of one back-end system.

In order to have a successful mobile application deployment, organizations must consider the following:

     - THE MOBILE BUSINESS PROCESS IS UNIQUE: Mobile users are not at their most productive when a software application is a mirror of a single system.

     - INTEGRATED, CROSS-ENTERPRISE DATA BUSINESS PROCESSES: Mobile users, like utilities maintenance personnel, may need access to many different data sources. For example, a software application that meets the need would provide field techs with access to documentation for equipment information, work orders from Enterprise Asset Management systems, customer information from CIS systems, and Time and Materials capability from financial applications. In most organizations, these systems are disparate and unconnected. Organizations need these systems to talk.

     - VERTICAL EXPERTISE: Packaged software applications that address industry-specific issues cut down on initial services costs as well as deliver a solution that addresses an organization's unique business needs and optimal mobile workflows.

     - PACKAGED DELIVERY: Configurable, off-the-shelf software applications enable rapid deployment of full-featured applications. In addition, administrators can make application changes quickly and cost-effectively as needs change and user bases expand.

     - STANDARDS-BASED MOBILE TECHNOLOGY: Secure, robust mobile software infrastructure is essential to an effective deployment. Selecting a solution that enables uninterrupted application access, regardless of network connection, is critical to ROI and achieving the business objectives of the implementation. Robust synch, run-time, security and standards based architecture are key technology features for successful deployments.

The EMA market is a set of software vendors that aim to provide packaged, configurable, pre-integrated enterprise applications for increasing operational efficiency and improving asset utilization. EMA vendors combine the following in delivering technology offerings:

     -    End-user-focused design principles.

     -    Unique business processes and workflows for mobile users.

     -    Vertical-specific expertise.

     - Robust data adapters and EAI architecture for cross-enterprise integrations.

     - Advanced, standards-based mobile technology for offline access, synch, security, etc.

EMA vendors focus on delivering packaged software applications that are configurable for a certain vertical or business operation. EMA offerings focus on delivering a mobile business process that is configured according to the customer's need. It is not a software set of technologies alone. Mobile technology is a component of executing a highly productive and efficient business process that enables the customer to achieve rapid ROI through increased operational efficiency.

A mobile business process is the optimal application flow or order of access that results in a more productive end-user. Mobile business processes are designed with the mobile end-user at the center. They enable end users to access multiple business operation systems, like ERP, Supply Chain, Financials, Document Management and others. The result for the end-user is access to the right information at the point-of work. A mobile business process is designed very differently than traditional siloed business operations or "mobile" offerings from traditional solution vendors. These vendors often put a transcoder or mobile technology on top of a solution that was designed for a PC or a terminal. This ends up delivering limited functionality to the end-user and propagates the problems the mobile workforce was intended to solve: lack of data integrity, poor asset utilization and lags of productivity within the mobile workforce.

Infowave believes that providing mobile access to corporate data provides the following advantages:

     - Improved productivity and efficiency by enabling mobile workers to stay connected to mission-critical data at all times, either in the field or at home.

     - Leveraging existing hardware and software investments by extending these applications out of the office and into the field.

     - Improved revenue generation by selling the right product to the right customer at the right time.

     - Cost savings by providing faster and less expensive means to interact with employees and clients, and by lowering customer acquisition costs by reaching a wider audience unconstrained by time and place.

     - Competitive advantage by being able to respond to customer queries/concerns in a more timely and effective manner.

The Company's objective is to become the leading enterprise mobile application
(EMA) provider of wireless infrastructure and EMA software solutions to the enterprise through a two-pronged sales strategy:

     - First, selling mobile software directly to corporate and enterprise customers;

     - Second, selling mobile application software solutions alongside strategic technology partners such as IBM and Click Software to assist them in bringing comprehensive wireless data solutions to market.

In order to stimulate sales of our enterprise portfolio during the past fiscal year, the Company developed a pilot project program designed to make our solution easier to trial. Many companies want to "try before you buy" which results in a trial implementation pilot project prior to making a major commitment to wireless therefore extending the sales cycles. The Company initiated pilots with enterprise customers during 2003 and remains actively engaged in pilot projects with enterprise customers.

By enhancing its solution offering to the enterprise market with the addition of mobile applications obtained through Infowave's acquisition of Telispark in January 2004 from Deloitte Consulting L.P. ("Deloitte"), Infowave is better positioned to provide value to its enterprise customers.

PRODUCTS

Telispark Mobile Enterprise(TM) (TME) is a packaged suite of configurable software applications designed to help large organizations service and manage complex equipment in the field or in a campus environment like warehouses and plants. Infowave's software applications are intended to enable a corporate customer to increase the efficiency and productivity of its mobile enterprise workforce, extend the life and effectiveness of its capital assets and increase service revenues. Infowave has created configurable enterprise applications for mobile employees who perform plant maintenance operations, field service operations, asset management and maintenance repair and overhaul operations. Infowave applications provide streamlined work-flow processes via mobile devices and interaction with critical information from back-end systems.

The Company has focused its marketing efforts on its target market consisting of asset intensive companies in the following vertical segments that are likely to make capital investments:

     -    Energy and utilities, including large telephone companies

     -    Oil and gas

     -    Defense and aerospace

     -    High tech field service

Deloitte has granted the Company a non-exclusive license for its best practices industry prints ("Industry Prints") that have been developed over the years from Deloitte's enterprise re-engineering consulting engagements. The formal terms of the license agreement relating to the Industry Prints does not include any future royalty or maintenance payable by the Company to Deloitte. Infowave's objective is to productize the knowledge obtained from these various consulting engagements to design mobile wireless software solutions for the enterprise that are more cost effective for future customers resulting in supporting short pay back and high return on investment.

TME is composed of complementary "mix and match" software modules that can be deployed quickly and securely to yield rapid-ROI applications that streamline and integrate business operations required by mobile workers, such as ERP, Field Service, Supply Chain, Asset Management and personal information management
(PIM) operations. Infowave's robust enterprise data connectors enable rapid and seamless integration with existing back-end data sources including SAP, Siebel, MRO, Lotus Notes, Oracle, Microsoft Exchange and Indus.

     MWORKMANAGER: Work Order Management & Processing. This module records start and end times, breaks down causes and work performed and reviews equipment configuration and repair history.

     MINSPECT: Customer Defined Inspection Toolkit. This module uses bar code readers and fills out forms, provides real-time notification of work order changes across personnel, shifts, and teams.

     MDOCS: Documentation Search & Retrieval Tool. This module accesses the most current fault isolation procedures, user manuals, reports and schematics from any documentation system.

     MDEPOT: Production/Non-Production Stores Management. This module accesses bill of materials, material availability and order replacement parts and identifies parts inventory based on equipment configuration, track material transfers.

     MWAREHOUSE: Comprehensive Warehouse Management Tool. This module performs inventory checks and audits, transfers stock within and between warehouses, issues stock out to work sites, scraps and retires stock, returns equipment to vendors for repair or replacement, performs purchase order receipts and manages stock hierarchies.

     MT&M: Document, Capture and Verify Invoicing. This module documents the work performed, captures customer approval, reviews, updates, and approves submitted invoices by field technicians using any standard web browser, validates the work performed and accumulated charges before the invoice is submitted for billing and provides for audit and reporting.

     MASSET: Asset Management Tool. This module records assets at a given location using bar code readers, automatically updates centralized inventory information and manages configuration and maintenance of the assets.

     MCUSTOMER: Customer Information Access Tool. This module allows mobile workers to access, edit and interact with detailed customer information, such as asset information, Service Level Agreements, and work orders. Mobile workers can perform on-site customer service, collecting payments, conducting site audits, locating inventory stores, and increasing first-time rates on customer equipment.

     MOBILE QUICKSTART: This module is an out-of-the-box mobility solution from HP and Infowave that packages all the software, hardware and services that an enterprise needs to rapidly implement entry-level asset inspection and maintenance solutions

Infowave believes that TME has a number of advantages for the enterprise, as follows:

- Easily configurable, scalable and deployable. Infowave provides an easily scalable solution that can be configured to match an enterprise's specific mobile business processes. Infowave's platform and application suite uses a logical business object framework, which maps to back-office systems. It automatically replicates those objects and processes to a thick client for reliability. Lastly, it manages those applications, with upgrades and data transactions, across a wireless network.

- Accessibility across multiple back-office systems. The mobile worker often requires information that resides in multiple systems. TME exchanges and transacts data, such as work orders, material availability, equipment configurations, schematics, and repair procedures, from the mobile client to disparate back-office systems. This eliminates the inefficient activities performed to access that information and leverages the significant investments in back-office systems.

- Standards computing & device independence. Infowave employs a state-of-the-art Java- and XML- based server architecture with advanced client-side scripting. TME's thick client has a configurable Client Database Management System that runs on any device. The client applications are written in industry standard user interface development languages, HTML and JavaScript, and supports the various operating systems offered by today's mobile computing devices.

- Business scalable enterprise solutions. Infowave teams with global organizations for scalable solutions that seamlessly work with Infowave's products. These partners include Hardware Vendors, Systems Integrators, Network Providers, and Application Vendors (SAP, Tibco, MRO Software).

- Out-of-network coverage. Since wireless networks cannot be accessed from remote locations, Infowave clients run as standalone thick client applications that store data persistently on the users' handheld devices, allow them to navigate the application, and update their work regardless of network connectivity. The application will time stamp, prioritize and sequence the updates to the back-office system, when the user comes back into wireless coverage.

- Automated data entry and mobile workflow. By using bar code readers and automated workflows to systematically process data, Infowave ensures that the maintenance technician provides timely and accurately entered data.

The Company generates revenue through the sale of TME end-user perpetual licenses, with the price for each license varying based upon the module purchased. Preferential pricing is available for large enterprise site licenses. In addition to one-time software license fees, the Company charges annual maintenance and support fees. The Company also charges fees for installation services, training and professional services such as customization of its software products.

TME is sold to enterprise customers by Infowave's sales force and also partners with third party technology providers such as IBM, Indus and MRO in addition to system integrators like Deloitte and HP on co-selling opportunities.

OEM AND EMBEDDED PARTNERS

Infowave is working to establish OEM distribution partnerships and bundling agreements with hardware manufacturers (device, server, infrastructure) and enterprise software vendors (such as CRM, ERP, etc.). The intent is for Infowave products and technology to be embedded for distribution and installation with partner products.

MARKETING ALLIANCES

Infowave has entered into a select number of marketing alliances with carriers, hardware companies, and other software companies. Marketing alliance partners do not resell the Company's products, but rather engage in joint marketing initiatives such as customer referrals, events, and direct mail activities that create sales leads for Infowave.

COMPETITION

The emerging wireless infrastructure and mobile application marketplace is presenting a variety of choices in wireless products that are required to satisfy the diverse needs of enterprises and their different classes of mobile workers. There has been recent consolidation in the industry that has resulted in a lower number but stronger competitors.

Infowave has attempted to differentiate itself by offering intelligent support for multiple devices, platforms, networks, applications, and services with centralized management in addition to work-flow optimization by specific vertical industry. Infowave believes this approach will allow enterprise customers to optimize choice while leveraging their existing investments in hardware, software and training. Furthermore, Infowave has attempted to provide enterprise-grade security and optimization along with real-time access to both corporate applications and the Internet.

Infowave has also attempted to differentiate itself by providing value added software solutions to specific vertical industries via its acquisition of Telispark such as utilities, oil and gas, telecom and hi-tech field services obtained through its license of Deloitte's Industry Prints. This domain expertise and productivity efficiency enhancement knowledge results in increased understanding of Infowave's customer business issues to provide increased value through the sale of its software solutions.

PROPRIETARY PROTECTION

Infowave's software solutions are protected by certain intellectual property rights and by a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its rights. Infowave has also applied for several patents in the United States, which are currently in process. As part of its confidentiality procedures, the Company generally enters into a non-disclosure and confidentiality agreement with all its employees and each of its consultants and specifically with any third-party that would have access to the source code for the Company's software products. As well, the Company strictly limits access to and distribution of its software in executable code form.

However, there can be no assurance that the measures taken by the Company to protect its intellectual property rights will adequately protect those rights.

Although Infowave believes it has the right to use all of the intellectual property incorporated in its products, third parties may claim that the Company's products violate their proprietary rights, including copyrights and patents. If any such claims are made and found to be valid, the Company may have to re-engineer its products or obtain licenses from third parties to continue offering its products. Any efforts to re-engineer its products or obtain licenses from third parties may not be successful and could substantially increase the Company's costs and have a material adverse effect on the business, financial condition and results of operations of the Company. See "Risk Factors - Intellectual Property Protection".

STAFF HEADCOUNT

The Company had a total headcount of 40 full time staff with approximately one third engaged in research and development activities as at December 31, 2004. The Company's research and development employees are primarily software developers, many with extensive experience in the wireless area. The Company currently believes that there are sufficient available resources in the labour marketplace to meet its short-term needs.

                            ORGANIZATIONAL STRUCTURE

The Company is organized under the Canada Business Corporations Act. The Company's head office and development facilities are located at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia, Canada, V5C 5T5 (telephone 604.473.3600). The Company's registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, British Columbia, Canada, V7X 1L3. The Company's wholly owned subsidiary, Infowave USA Inc., is incorporated under the laws of the State of Washington. Infowave's other subsidiary, Telispark Inc., is incorporated under the laws of the State of Delaware.

                          PROPERTY, PLANT AND EQUIPMENT

The Company owns no real property. Pursuant to a lease agreement entered into on July 1, 2002 which expires June 30, 2008, the Company currently leases 12,416 square feet of office space in Burnaby, British Columbia, which the Company uses as its corporate, administrative, and research and development offices.

Pursuant to a lease agreement entered into in March 2004, which expires on March 31, 2006, the Company currently leases 5,115 square feet of office space in Reston, Virginia, which the Company uses as its Sales office.

Pursuant to a lease agreement that expires March 31, 2005, the Company leases 7,329 square feet of office space in Bothell, Washington, the former sales and marketing office of the Company, which the Company currently sublets to a third party.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                            INFOWAVE SOFTWARE, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following MD&A of Financial Condition and Results of Operations ("MD&A") prepared in accordance with Canadian GAAP should be read in conjunction with the audited consolidated financial statements and related notes thereto prepared in accordance with Canadian GAAP included under Item 17 "Financial Statements".

MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

Investors should read the following in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004 included in the Annual Report on Form 20-F. Additional information regarding the Company, including the Company's Annual Report, is available on the SEDAR web site at www.sedar.com.

OVERVIEW

The accompanying audited consolidated financial statements are presented for the years ended December 31, 2004, 2003 and 2002, and includes the accounts of Infowave Software, Inc. ("INFOWAVE" or the "COMPANY") and its U.S. subsidiaries.

Infowave Software, Inc. provides enterprise mobile applications (EMA), including packaged configurable application software modules that integrate business operations required by mobile workers. Focused on enabling organizations with mobile workforces since 1993, Infowave solutions enable mobile workers of all types to access critical enterprise information at the point of work, including work orders, internal communications, asset information, customer details, calendars, schedulization and other important data required to perform their job functions more effectively and productively. The Company provides a suite of mobile software solutions which streamline and integrate business operations required by mobile workers, such as Enterprise Resource Planning (ERP), Field Service, Supply Chain and Asset Management operations.

The Company is organized under the Canada Business Corporations Act and is listed on the Toronto Stock Exchange under the trading symbol IW. The Company's head office and development facilities are located at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia, Canada, V5C 5T5 (telephone 604.473.3600). The Company's registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, British Columbia, Canada, V7X 1L3. The Company's wholly owned subsidiary, Infowave USA Inc., is incorporated under the laws of the State of Washington. Infowave's other subsidiary, Telispark Inc., is incorporated under the laws of the State of Delaware.

CORPORATE SUMMARY

Infowave's strategy is to become the leading enterprise mobile application software provider, delivering mobile application and infrastructure software solutions to organizations in need of real-time data access in the field. Today, the Company is focused on vertical industries that are more likely to make large capital investments which consist of utilities, oil and gas, governmental, telecommunications and high tech sectors to help maintain and service complex equipment and inventory in the field or in closed-campus environments like warehouses and plants.

Infowave's strategy is to enable enterprises to streamline their business operations as they pertain to the mobile worker. By providing enterprise mobile end-users with an easy to navigate, intuitive mobile application that enables work flow automation, organizations can improve their asset utilization, minimize inventory investment levels, optimize the supply chain and financially depreciating assets, and provide more efficient service through optimized work processes that eliminate error-prone paper-based processes, increase wrench time, and improve data integrity in a mobile environment.

Capital-intensive organizations have spent the past ten years implementing business operations designed to increase operational efficiency and improve asset utilization. Large, expensive systems like Supply Chain Management, CRM, ERP, EAM, and SFA, helped enterprises make progress in preserving, protecting and extending the life of capital assets and increasing operational efficiencies. Unfortunately, these systems are often architected as disparate or non-integrated data sources, limiting the type and amount of enterprise information that can be accessed and interacted with by the mobile user.

Today, large organizations find themselves at a crossroads. The current economics and the ever-increasing size of mobile workforces are forcing organizations to take a closer look at how they utilize their assets and the costs associated with their current operations. Many find that current capital-intensive operations, such as preventive and reactive maintenance, are ineffective and cost millions of dollars a year in lost time and equipment. In looking to fix the situation, organizations find themselves entrenched in isolated, proprietary business operations that cannot be integrated with one another without large services overhauls and the resulting expensive maintenance fees. The bottom line is that enterprises need to improve their approach to the mobile worker if they want to preserve their assets and save money.

Many vendors claim to offer enterprise mobile solutions. Unfortunately, most options are characterized by expensive and non-integrated approaches to the problem. The end result is a limited, unreliable end-user application that is a mobilization of one back-end system. In order to have a successful mobile application deployment, organizations must consider the following:

     - THE MOBILE BUSINESS PROCESS IS UNIQUE: Mobile users are not at their most productive when a software application is a mirror of a single system.

     - INTEGRATED, CROSS-ENTERPRISE DATA BUSINESS PROCESSES: Mobile users, like utilities maintenance personnel, may need access to many different data sources. For example, a software application that meets the need would provide field techs with access to documentation for equipment information, work orders from Enterprise Asset Management systems, customer information from CIS systems, and Time and Materials capability from financial applications. In most organizations, these systems are disparate and unconnected. Organizations need these systems to talk.

     - VERTICAL EXPERTISE: Packaged software applications that address industry-specific issues cut down on initial services costs as well as deliver a solution that addresses an organization's unique business needs and optimal mobile workflows.

     - PACKAGED DELIVERY: Configurable, off-the-shelf software applications enable rapid deployment of full-featured applications. In addition, administrators can make application changes quickly and cost-effectively as needs change and user bases expand.

     - STANDARDS-BASED MOBILE TECHNOLOGY: Secure, robust mobile software infrastructure is essential to an effective deployment. Selecting a solution that enables uninterrupted application access, regardless of network connection, is critical to ROI and achieving the business objectives of the implementation. Robust synch, run-time, security and standards based architecture are key technology features for successful deployments.

A mobile business process is the optimal application flow or order of access that results in a more productive end-user. Mobile business processes are designed with the mobile end-user at the center. They enable end users to access multiple business operation systems, like ERP, Supply Chain, Financials, Document Management and others. The result for the end-user is access to the right information at the point-of work. A mobile business process is designed very differently than traditional siloed business operations or "mobile" offerings from traditional solution vendors. These vendors often put a transcoder or mobile technology on top of a solution that was designed for a PC or a terminal. This ends up delivering limited functionality to the end-user and propagates the problems the mobile workforce was intended to solve: lack of data integrity, poor asset utilization and lags of productivity within the mobile workforce.

Infowave believes that providing mobile access to corporate data provides the following advantages:

     - Improved productivity and efficiency by enabling mobile workers to stay connected to mission-critical data at all times, either in the field or at home.

     - Leveraging existing hardware and software investments by extending these applications out of the office and into the field.

     - Improved revenue generation by selling the right product to the right customer at the right time.

     - Cost savings by providing faster and less expensive means to interact with employees and clients, and by lowering customer acquisition costs by reaching a wider audience unconstrained by time and place.

     - Competitive advantage by being able to respond to customer queries/concerns in a more timely and effective manner.

SIGNIFICANT EVENTS FOR 2004

Financial Highlights

- The Company acquired Telispark Inc. for an amount of approximately $10.9 million.

- The Company completed the issuance of a brokered private placement for gross proceeds of $4.7 million as well as securing an additional $1.0 million private placement financing with a significant shareholder of the Company.

-    The Company ended the year with $2.9 million in cash and cash equivalents.

-    Revenues increased by approximately 153% over last year.

- Operating expenses as percentage of revenue improved by 183% over last year.

Major Business Partner

The Company formed partnership with IBM, a large blue-chip enterprise that introduces a joint offering for mobile asset management solution for the petroleum sector.

Acquisition

On January 7, 2004, the Company entered into an agreement under which it has acquired control of and subsequently acquired all of the outstanding shares of, Telispark Inc., a provider of enterprise mobility applications software based in Arlington, Virginia, USA. Deloitte Consulting L.P. held approximately 90% of the shares of Telispark at the time Infowave acquired Telispark. By enhancing its solution offering to the enterprise market with the addition of mobile applications obtained through Infowave's acquisition of Telispark from Deloitte Consulting L.P., Infowave is better positioned to provide value to its enterprise customers.

Telispark Mobile Enterprise(TM) Products and Implementation & Customization Professional Services

The Company made a strategic decision early this year to aggressively move into the rapidly emerging EMA arena. With the acquisition of Telispark Inc. this is made possible as the Company has acquired the Telispark Mobile Enterprise(TM)
(TME) suite of products. Telispark Mobile Enterprise(TM) is a packaged suite of configurable software applications designed to help large organizations service and manage complex equipment in the field or in a campus environment like warehouses and plants. The Implementation and Customization Professional Services group delivers a customized industry-specific EMA solution to customers in accordance to their requirements and needs. Telispark's software applications are intended to enable a corporate customer to increase the efficiency and productivity of its mobile enterprise workforce, extend the life and effectiveness of its capital assets and increase service revenues. Telispark applications provide streamlined work-flow processes via mobile devices and interaction with critical information from back-end systems. The Company will continue to concentrate its resources on being a leading provider of EMA software solutions. The TME suites of products are now the Company's flagship or core products replacing its non-EMA products, the Symmetry Pro and Wireless Business Engine lines.

The Company has reference Fortune 500 customers including Nextel, Shell, Chevron-Texaco, Hydro One and Water Corp.

Financing

The Company completed a brokered private placement financing that raised $4.7 million resulting net proceeds of approximately $4.2 million as well as securing an additional $1.0 million private placement financing with a significant shareholder of the Company.

Corporate Reorganization

On November 19, 2004, the Company entered into an agreement with 0698500 B.C. Ltd. ("Investor") to recapitalize and reorganize Infowave's business. Infowave has transferred all of its technology assets to a new company ("Newco") all of the shares of which were owned by the existing shareholders of Infowave who had exchanged their existing shares of Infowave for shares of Newco on a one for one basis under a plan of arrangement. The Investor then acquired a majority equity interest in Infowave by paying approximately Cdn$5.45 million to Newco, and shares of Infowave, that represented a minority equity interest, that was distributed to the existing shareholders of Infowave. As part of the arrangement, Newco applied to retain Infowave's current listing on the TSX, and Infowave has applied for a new listing on the TSX Venture Exchange.

Infowave had undertaken the reorganization because it provided the following advantages to the Company:

- provided additional Cdn$5.45 million in cash without diluting existing shareholders;

- allowed Infowave to continue executing its current business plan, albeit in a new company;

-    Infowave has retained its current name and trading symbol;

-    no change to the shareholdings or economic position of shareholders;

-    no change to management or board of directors;

-    no change to the fundamentals of company; and

- shareholders received shares in a new, previously unrelated real estate venture.

The restructuring was completed by way of a two separate plans of arrangement, approved by the British Columbia Supreme Court and the Infowave security holders. The transaction was also subject to regulatory approval and the receipt by the Board of Directors of Infowave of a favorable fairness opinion from an independent third party financial advisor. Subject to these conditions, the board of Infowave has unanimously approved the agreement.

Newco has maintained a share capital substantially the same as Infowave's then current share capital, being approximately 240 million outstanding common shares at the close of the transaction. Infowave's share capital was reorganized such that the outstanding shares were consolidated on a ten-for one basis and additional voting and non-voting shares of Infowave were acquired by the Investor from Newco resulting in the Investor holding, following the acquisition, a 32% voting and a 97.5% equity interest in Infowave. At December 31, 2004, related acquisition costs comprising primarily of professional fees totaling $954,710 were accrued and deferred.

On January 21, 2005 the Company announced that the corporate reorganization (the "Reorganization") involving Infowave and 0698500 B.C. Ltd. had been completed.

RESULTS OF OPERATIONS

The following table sets forth certain financial data for periods indicated as a percentage of total net revenues:

                                                              2004   2003   2002
                                                              ----   ----   ----
Revenue                                                       100%   100%   100%
Costs of sales                                                 43%    12%    22%
                                                              ---    ---    ---
Gross margin                                                   57%    88%    78%
                                                              ---    ---    ---
Operating expense
   Research and development                                    61%   120%   139%
   Sales and marketing                                         81%   129%   214%
   Administration                                              72%   117%   112%
   Restructuring                                                7%    --     78%
   Impairment                                                  10%    38%    --
   Depreciation and amortization                               44%    55%    76%
                                                              ---    ---    ---
Total operating expenses                                      275%   458%   620%
                                                              ---    ---    ---
Net operating loss                                            218%   370%   542%
                                                              ---    ---    ---

REVENUES

Total net revenues of the Company for the years ended December 31 are as follows:

        2004      Change      2003      Change      2002
     ----------   ------   ----------   ------   ----------
     $4,104,034     153%   $1,624,820    (11%)   $1,821,041
     ----------    ----    ----------   ----     ----------

Revenues are derived from the sale of software licenses, implementation and customization professional services ("professional services") and maintenance and support services. License and maintenance revenues are normally generated from licensing our products to customers or end-users and value added resellers or system integrators. Service revenues are generated from professional services sold to customers or end-users and also include software subscription services provided to customers.

The Company's revenue growth of 153% over the prior year was due to the licensing of Telispark Mobile Enterprise(TM) software products and provisioning of implementation and customization professional services ("EMA products and services") that accounted for approximately 82% of total revenues. The EMA products and services revenue streams were derived from the acquisition of Telispark in early 2004. In 2003 and 2002, the Company did not have these revenue streams. The Company expects the majority of its future revenues to be derived from the sale of EMA products and services.

Our EMA products and services are sold to large enterprises. The sales cycle is longer in comparison to non-EMA products as the Company must be successful in bidding and going through selection processes for projects as large enterprises typically put these opportunities out to tender. The EMA solution is delivered to customers by implementation and customization processes on projects basis. Typically, project lifecycles ranged three to nine months. Some customers may require successful implementation of a pilot project before making major investments. The Company cannot anticipate how successful it will be in responding to Request For Proposals, and hence winning bids or when pilot projects may convert to larger sales opportunities. The Company recognizes revenue upon completion of project milestones or percentage of completion basis. As a result, the Company will experience unevenness in its revenue stream as its sales order backlog and project bookings are not at a capacity level to smooth revenue or to sustain quarterly growth. Currently, the Company has limited sales trend history in this area and cannot anticipate what the appropriate capacity for sustained revenues stream is.

The revenue mix for the year ended 2004 was comprised of 30% software license fees, 23% maintenance and support fees, and 47% professional services fees. Both license fees and professional services fees were integral components of the EMA solution delivered to customers. In comparison to the prior years, there was lesser degree of this inter-relationship in our solutions delivered to customers. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue comparable to that experienced for the year ended 2004. The revenue mix in 2003 was comprised of 35% software license fees, 26% maintenance and support fees, and 38% services fees.

The non-EMA product lines declined in revenue compared to the prior years due to low volume of Symmetry products and low volume of new sales of its Wireless Business Engine. As a result of the Company's strategic decision to concentrate its efforts on the EMA products and services, and as a result of poor performance of its non-EMA products, the sales of Symmetry and Wireless Business Engine products were discontinued in September 2004.

The Company continued to have significant portion of revenues concentrated amongst its three largest customers. The Company expects future revenues to be concentrated amongst its most significant customers comparable to that experienced for the year ended 2004. They accounted for the following percentage of total revenue of the Company:

Three largest customers                         2004        2003        2002
-----------------------                      ----------   --------   ----------
Revenues                                     $2,619,057   $649,928   $1,147,256
                                             ----------   --------   ----------
Percentage of total revenues                         64%        40%          63%

The Company's geographical revenues are as follows with the largest attributable to customers located in the United States:

Geographical Location        2004      Change      2003      Change      2002
---------------------     ----------   ------   ----------   ------   ----------
United States             $3,304,354     275%     $881,200     (12%)  $1,001,573
Canada                       350,715     133%      150,482     (41%)     254,946
Europe                       252,130     (55%)     557,138      10%      505,522
Asia/Rest of World           196,835     447%       36,000     (39%)      59,000
                          ----------    ----    ----------     ---    ----------
Total                     $4,104,034     153%   $1,624,820     (11%)  $1,821,041
                          ----------    ----    ----------     ---    ----------

Approximately 81% of the Company's 2004 revenue was from customers in the United States, 8% from customers in Canada and 11% from customers in Europe and the rest of the world. This compares to 54% from the United States, 9% from Canada and 37% from Europe and the rest of the world in 2003. This also compares to 55% from the United States, 14% from Canada and 31% from Europe and the rest of the world in 2002.

The Company does not currently experience any revenue fluctuations on a seasonal basis.

COST OF SALES

                             2004      Change      2003      Change      2002
                          ----------   ------   ----------   ------   ----------
Revenues                  $4,104,034    153%    $1,624,820    (11%)   $1,821,041
Cost of Sales              1,773,119    788%       199,704    (51%)      408,654
                          ----------    ---     ----------    ---     ----------
Gross Margin               2,330,915     64%     1,425,116      1%     1,412,387
                          ----------    ---     ----------    ---     ----------

Cost of sales consists of product related costs including product documentation and shipping, royalties to third parties for resale of technology, costs related to delivery of professional implementation and customization services and variable sales costs.

                            2004               2003               2002
                         ----------         ----------         ----------
Revenues                 $4,104,034   100%  $1,624,820   100%  $1,821,041   100%
Cost of Sales             1,773,119    43%     199,704    12%     408,654    22%
                         ----------   ---   ----------   ---   ----------   ---
Gross Margin              2,330,915    57%   1,425,116    88%   1,412,387    78%
                         ----------   ---   ----------   ---   ----------   ---

The decrease in gross margin in 2004 as compared to 2003 and 2002 is attributable to the increased cost of professional services resulting from increased service revenue in the delivery of EMA solutions to customers. The Company expects to experience comparable gross margins going forward to that experienced in 2004 which is due to its increased percentage of total revenue attributable to professional service delivery. In the prior years, gross margins fluctuated depending on the product and service revenue mix and on the sales of third party products.

OPERATING EXPENSES

                               2004      Change      2003      Change       2002
                           -----------   ------   ----------   ------   -----------
Total operating expenses   $11,288,330     52%    $7,443,858    (34%)   $11,287,677
                           -----------    ---     ----------    ---     -----------
As a percentage of total
   revenues                        275%                  458%                   620%

Total operating expenses for the Company (comprised of research and development, sales and marketing, administration, restructuring and amortization charges) for 2004 were $11,288,330 (net of TPC investment contribution of $117,930) compared to $7,443,858 for 2003. Total operating expenses for 2002 were $11,287,677.

Acquisition and integration of Telispark in the first half of the year drove total operating expenses significantly higher for an increase of 52% over the prior year. However, in 2004 the quarter-over-quarter total operating costs have decreased in comparison to 2003 when quarterly total operating costs trended upwards. The Company significantly reduced its total operating costs in Q3 and Q4 of 2004 compared to first half of the year as well as the same quarters in 2003 as a result of successful integration of operations with Telispark. The cost savings from the reduced headcount and the synergies of a combined business were realized in the second half of 2004. At end of 2004, Company's headcount was 40, compared to 54 at end of 2003.

Although the Company cannot anticipate that future quarterly total operating costs will be comparable to that achieved in Q3 or Q4 2004, as the Company continues to build the business and increase its revenue growth, it expects that total operating costs will increase as well. The Company hopes that it will attain percentage of revenue total operating costs comparable to or better than 2004. For 2004, the Company has significantly reduced its total operating costs as percentage of revenue by 183% and 345% for 2003 and 2002 years respectively. In the current year ended December 31, 2004, the Company has significantly improved on its operation by reducing total operational costs but increasing revenues as measured from percentage of revenue perspective. The Company will prudently commit appropriate levels of financial resources to build and grow our business.

The Company has undergone several financial challenges in the last three fiscal years. During the second half of 2003 and the first half of 2002, the Company had to preserve financial resources and hence initiated restructuring efforts and cost saving initiatives to keep the Company in operation. The results were total operating expenses that fluctuated from quarter-to-quarter and year-to-year rather than a consistent trend of an established business.

The Company's total operating expenses were comparable to 2002 due to the restructuring initiatives of the Company completed in 2002. The Company's expense rate was significantly higher during the first half of 2002, which was prior to the implementation of a cost-reduction initiative. The majority of this reduction is attributable to reduction in headcount over the first two quarters of 2002 in addition to reduction of office facilities.

Research and Development

                              2004      Change      2003      Change      2002
                           ----------   ------   ----------   ------   ----------
Research and development   $2,502,132     28%    $1,956,933    (23%)   $2,538,489
                           ----------    ---     ----------    ---     ----------
As a percentage of total
   revenues                        61%                  120%                  139%

Research and development expenses consist primarily of salaries and related personnel costs, consulting fees associated with product development and costs of technology acquired from third parties to incorporate into products currently under development.

Research and development (R&D) expenses were $2,502,132 in 2004 (net of TPC investment contribution of approximately $117,900), an increase of 28% from $1,956,933 in 2003. The acquisition of Telispark in Q1 2004 resulted in significantly higher R&D costs as the Company incurred 78% of year's expense in the first two quarters compared to 51% in 2003. In the second half of 2004, R&D expenses decreased materially compared to the same period of the prior year. This decrease is primarily attributable to the reduction in headcount, resources being transferred to professional services and net TPC funding of approximately $117,900. The quarter-over-quarter R&D expenses decreased for the year in comparison to 2003 when expenses fluctuated quarter-to-quarter. The Company believes that its investment in R&D is sufficient to support its current product line. Approximately 35% of the Company's total headcount remains in R&D. For the year ended December 31, 2004, the Company continued to focus its R&D efforts on projects that, in its opinion, had the greatest potential to positively impact revenue in the short to mid-term.

The Company experienced a small decrease in R&D expenses compared to the year ended 2002.

On April 13, 2004, the Company announced that it had been advised by TPC that it was withholding payments on funding claims submitted to date by the Company until the completion of an audit as to the contract award process. On July 29, 2004 the Company was advised by TPC that, as a result of TPC's review of contribution agreements with several companies, including the Company, TPC was of the view that the Company had breached the terms of the contribution agreement that restricted the use of third parties to secure the agreement. The Company was requested to either correct the condition or event complained of or to demonstrate to the satisfaction of the Minister of Industry that it had taken steps necessary to correct the condition, and to provide notice of such rectification within 30 days.

Infowave believes it acted properly and in good faith at all times. The Company co-operated fully with Industry Canada's auditors and has sought to resolve this issue expeditiously so that it could move forward with the continued successful implementation of its business strategy.

On August 25, 2004, the Company reached an agreement with Industry Canada to settle outstanding issues over whether Infowave was in compliance with certain provisions of its funding agreement with TPC, an agency of Industry Canada.

Under the terms of the agreement, TPC will reduce its funding to Infowave by 15 percent or Cdn$1.1 million. This will reduce Infowave's total TPC funding from Cdn$7.3 million to Cdn$6.2 million. This is the same amount Infowave was to pay the third party consultant for its assistance in developing Infowave's technology road map and with its application for TPC funding. As previously disclosed in Infowave's 2003 annual report, Infowave cancelled its agreement with this third party consultant in February 2004 with no obligation for any payment to the consultant by Infowave.

As a result of this financial obligation, the fair value of the warrants of Cdn$2 million to be issued by the Company to TPC during the period October 1, 2005 to December 31, 2005 will be recognized through amortization and expensed to offset the funding benefit recognized, based on the proportion that the amount received from TPC funding relative to the total funding approved.

During the year ended December 31, 2004, funding benefits of $231,540 were recognized and warrant expense of $113,611 was amortized. The Company claimed the benefit of $117,930, net of amortization of warrants, as a reduction of research and development expense for the current year ended. At December 31, 2004, TPC Receivable totaled $1,101,833 and $355,656 was recognized as other equity instrument in connection with the Company's cumulative obligation to issue the warrants in the future.

Sales and Marketing

                              2004      Change      2003      Change      2002
                           ----------   ------   ----------   ------   ----------
Sales and marketing        $3,340,049     60%    $2,090,419    (46%)   $3,905,790
                           ----------    ---     ----------    ---     ----------
As a percentage of total
   revenues                        81%                  129%                  214%

Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral.

Sales and marketing expenses were $3,340,049 in 2004, a 60% increase from $2,090,419 in 2003. The increase in total sales and marketing expense is primarily due to the acquisition of Telispark and the non-cash compensation expense attributable to shares issued in the Company's acquisition of Telispark. The majority of the costs were incurred in the first two quarters of the year accounting for 66% of the total annual expenses. Sales and marketing experienced costs reductions during the second half of the year as integration was completed and headcount reduced. In comparison for 2003 year, sales and marketing costs trended upwards as the Company re-focused its investment in this area that were previously reduced due to restructuring from 2002.

The Company will continue to invest appropriate levels of resource in sales and marketing in order to drive sales growth and enhance market awareness of our products.

The Company experienced a decrease of approximately 14% from 2002 sales and marketing costs as a result of lower headcount, reductions in marketing, advertising and other public relations programs compared to 2002.

Administration

                              2004      Change      2003      Change      2002
                           ----------   ------   ----------   ------   ----------
Administration             $2,953,701     56%    $1,896,182    (7%)    $2,044,343
                           ----------    ---     ----------   ---      ----------
As a percentage of total
   revenues                        72%                  117%                  112%

Administration expenses consist primarily of salaries, related personnel costs, fees for professional and temporary services and other general corporate and contractor costs.

Administration expenses were $2,953,701 in 2004, a 56% increase from $1,896,182 in 2003 and 44% from $2,044,343 in 2002. The Telispark acquisition, the brokered private placement financing, the Visto lawsuit, and restructuring were activities that require increase resources for professional services combined with general fee increases for services such as legal, audit, tax and security filings. In general, the administration expenses also increased from the higher level of business activities during the year. However, administration expenses as percentage of revenue improved by 45% and 40% over 2003 and 2002 respectively.

The Company anticipates that administration expenses will continue to fluctuate as the business changes or as the business needs to meet certain statutory or other requirements of being a public company listed on the TSX and subject to public reporting obligations in the U.S.

Depreciation and Amortization

Depreciation and amortization costs totaled $1,792,185 in 2004 compared to $885,746 in 2003. The year-over-year increase is attributable to Telispark acquisition in early 2004 that increased the fixed and intangible asset bases as well as the asset impairment charge taken in 2003. The acquired Telispark intangible assets are being amortized over seven years.

The Depreciation and amortization costs totaled $1,383,675 in 2002 compared to $1,792,185 in 2004 due to a lower depreciable asset base in 2002.

Restructuring and Asset Impairment Charges

During the three months ended March 31, 2004, the Company completed a restructuring plan that significantly reduced operating expenses and preserved capital by implementing a headcount reduction of 24 staff from 54 at the beginning of the year. The 24 employees terminated were Infowave's and not the acquired company's staff.

The Company's decisions to close its UK sales office and terminate all UK-based employees, to terminate all US-based sales staff, and to reduce sales and product-related employees in Canada were made due to poor sales and business performance by the Company's wireless email software business unit. This is evidenced by the Company's poor financial performance for the preceding quarter ended December 31, 2003. Since certain sales targets were not attained by the Company, Infowave restructured its operations resulting in a reduction of its investment in its wireless email business unit. Management believes that the reduction of these positions will have no material effect on the future operations of the Company.

The restructuring charge of $225,746 recorded in the March 31, 2004 interim financial statements comprised severance amounts paid to Infowave employees, lease termination costs incurred to exit the U.K.

facility, and related legal fees. No employees of Telispark, the acquired company, were included in the restructuring charge.

Severance costs of the Telispark employees were accounted for as part of the purchase price allocation upon acquisition. The Company accrued for severance payments to Telispark employees totaling approximately $670,000 as part of its purchase price allocation referred to in note 6 to the March 31, 2004 interim financial statements.

The Company completed the integration of its operations with Telispark during the three months ended March 31, 2004. The restructuring charge recorded on the June 30, 2004 interim financial statements for $61,885 resulted from management's re-evaluation of the staffing requirements of the combined business based on the results of operations achieved since acquisition. Following this re-evaluation and in response to lower than anticipated customer demand, the Company terminated certain professional services employees who were being underutilized. Management believes that these terminations will have no material effect on the future operations of the Company.

The Company did not incur any restructuring charge in the third quarter ended September 30, 2004 or the same quarter of the prior year. The Company does not anticipate that further significant restructuring charges will be required during the remainder of the fiscal year.

Total restructuring charges for the nine months ended September 30, 2004, were $287,631. These restructuring charges related to previously announced staff reductions, the closure of the UK office, and the related legal and lease termination costs. For the year ended December 31, 2004, the Company carried a balance of $19,208 accrued for employee termination costs.

As at December 31, 2004, the Company did incur asset impairment charges and written off $412,632 related to its non-exclusive license to Visto Corporation's Patent Portfolio acquired due to the significant uncertainty regarding the probable future economic benefit associated with this asset as compared to 2003 charges of $614,578, which is primarily related to the write-off of HiddenMind assets of $583,680.

In 2002, the Company charged restructuring costs of $1,415,380 related to the expense reduction initiative commencing early 2002 as described earlier. This included employee severance payments to 49 individuals of $354,834, lease termination costs of $282,793 related to the Bellevue, Washington office and write downs of fixed assets of $777,753.

Interest and Other Income

Interest and other income for 2004 was $73,530 compared to $84,731 in 2003 and $70,089 in 2002. The decrease in income compared to the prior year is attributable to a decrease in cash and cash equivalent balances for at December 31, 2004 offset by higher interest rates offered on cash equivalent investments. The income was higher compared to 2002 due to higher cash and cash equivalent balances.

Foreign Exchange

Foreign exchange loss was $586,121 for the year ended December 31, 2004 compared to a loss of $35,305 in 2003. The Canadian dollar strengthened approximately 7% against the US dollar during the year that impacted the Company's results as significant portions of the Company's monetary balances are in Canadian denomination.

Net Loss

The Company incurred a net loss of $10,504,211, or $0.05 per share for the year ended December 31, 2004 compared with a loss of $5,978,858, or $0.06 per share and $9,827,615, or $0.19 per share for the years ended December 31, 2003 and 2002 respectively. Net losses for the Company will go on into the future but at a lesser magnitude as the Company continues to grow its revenue base and control its operating expenses. The Company believes that with successful deployments of our EMA products and services to key reference customers then that will open opportunities for larger scale deployments to them, and in turn make available other customer opportunities.

QUARTERLY FINANCIAL PERFORMANCE SUMMARY

The following table summarizes un-audited and restated financial performance for the past eight quarters of the Company:

                                                         For 2004 Quarter Ended
                                   ------------------------------------------------------------------
                                      Total      December 31   September 30     June 30     March 31
                                   -----------   -----------   ------------   ----------   ----------
Revenue                            $ 4,104,034    $  484,904    $1,500,093    $  845,355   $1,273,682
Costs of sales                       1,773,119       317,282       566,552       321,766      567,519
                                   -----------    ----------    ----------    ----------   ----------
Gross margin                         2,330,915       167,622       933,541       523,589      706,163
                                   -----------    ----------    ----------    ----------   ----------
Operating expense
   Research and development          2,502,132       235,547       316,126       889,668    1,060,791
   Sales and marketing               3,340,049       442,605       688,442     1,237,949      971,053
   Administration                    2,953,701       647,066       581,817       739,916      984,902
   Restructuring                       287,631            --            --        61,885      225,746
   Impairment                          412,632       412,632            --            --           --
   Depreciation and amortization     1,792,185       467,760       378,914       287,979      657,532
                                   -----------    ----------    ----------    ----------   ----------
Total operating expenses            11,288,330     2,205,610     1,965,299     3,217,397    3,900,024
                                   -----------    ----------    ----------    ----------   ----------

Net operating loss                 $ 8,957,415    $2,037,988    $1,031,758    $2,693,808   $3,193,861
                                   -----------    ----------    ----------    ----------   ----------

HB 3870 Compensation               $   458,559    $  229,706    $   92,474    $   67,333   $   69,046

Stock-based compensation expense under the method adopted January 1, 2004 has been included retroactively in the above-noted figures and is allocated as follows:

Research and development                80,799        18,065        13,800        25,236       23,698
Sales and marketing                    114,106        46,904        33,405        21,364       12,433
Administration                         263,654       164,737        45,269        20,733       32,915

                                                         For 2003 Quarter Ended
                                   ------------------------------------------------------------------
                                      Total      December 31   September 30     June 30     March 31
                                   -----------   -----------   ------------   ----------   ----------
Revenue                             $1,624,820    $  326,172    $  381,395    $  505,397   $  411,856
Costs of sales                         199,704        39,475        41,535        61,855       56,839
                                   -----------    ----------    ----------    ----------   ----------
Gross margin                         1,425,116       286,697       339,860       443,542      355,017
                                   -----------    ----------    ----------    ----------   ----------
Operating expense
   Research and development          1,956,933       307,635       653,150       489,137      507,011
   Sales and marketing               2,090,419       663,848       658,651       399,129      368,791
   Administration                    1,896,182       718,556       457,469       391,205      328,952
   Restructuring                            --            --            --            --           --
   Impairment                          614,578       614,578            --            --           --
   Depreciation and amortization       885,746       366,651       310,813        99,972      108,310
                                   -----------    ----------    ----------    ----------   ----------
Total operating expenses             7,443,858     2,671,268     2,080,083     1,379,443    1,313,064
                                   -----------    ----------    ----------    ----------   ----------

Net operating loss                  $6,018,742    $2,384,571    $1,740,223    $  935,901   $  958,047
                                   -----------    ----------    ----------    ----------   ----------

HB 3870 Compensation                   221,227        40,094        80,380        59,863       40,890

Stock-based compensation expense under the method adopted January 1, 2004 has been included retroactively in the above-noted figures and is allocated as follows:

Research and development                77,066         7,298        29,675        22,885       17,208
Sales and marketing                     76,864        15,749        29,923        18,675       12,517
Administration                          67,297        17,047        20,782        18,303       11,165

REVENUES

Revenue for the fourth quarter of 2004 was $484,904, an increase of 49% from $326,172 for the same period in 2003, and a decrease of 68% from $1,500,093 for the third quarter of 2004. The Company had lower project bookings and sales order backlog going into the fourth quarter combined with completion of several major project milestones and hence revenue recognized in the third quarter. As previously mentioned, the Company will continue to experience unevenness in its revenue stream in the near future.

GROSS MARGIN

Gross margins for the fourth quarter were 35%, compared to 88% in the comparable period in 2003, and 62% in the third quarter of 2004. The gross margin is lower as labor costs from delivery of professional services is a large component of the cost of sales that was not part of the mix in the same quarter of the prior year. In the fourth quarter gross margin is lower than the previous quarter as a result of low utilization of professional services staff due to low project bookings and sales order backlog as at September 30, 2004 in conjunction with a low license revenue mix. The Company expects to experience comparable gross margins going forward to that experienced during other quarters in 2004 over the fourth quarter of 2004 which is due to its increased percentage of total revenue attributable to license of software products.

OPERATING EXPENSES

Research and development expenses net of TPC funding were $235,547 compared to $307,635 in the same quarter of the prior year and $316,126 in the previous quarter for a decrease of 23% and 25% respectively. During the fourth quarter, more resources were allocated to the professional services group to assist in project work than in the third quarter resulting in lower R&D expenses. In the same quarter of the previous year, there was no allocation of R&D resources to professional services as most personnel were assigned to work on the custom development and services agreement with Sproqit. The Company also increased its investment in research and development with its acquisition of HiddenMind Technology in 2003. The Company continues to focus its research and development efforts on projects that, in its opinion, had the greatest potential to positively impact revenue in the short to mid-term.

Sales and marketing expenses were $442,605 a 33% decrease from $663,848, in the fourth quarter of 2003, and a 36% decrease from $688,442 in the third quarter of 2004. The decrease in sales and marketing expenses was a result of decreased headcount as well as significantly decreased expenses related to marketing, advertising and other public relations activity that resulted in lower expenses in the fourth quarter. The Company continues investment in activities that it believes will result in revenue growth and market awareness of our products.

Administration expenses were $647,066, a 10% decrease from $718,556 the fourth quarter of 2003, and an 11% increase from $581,817 in the prior quarter. The savings in the fourth quarter of 2004 compared to the same quarter of 2003 was due to settlement of the Visto lawsuit in the third quarter of 2004. However, the legal savings were offset by other increases in labor and travel costs in the fourth quarter compared to the previous quarter.

Depreciation and amortization costs totaled $467,760 in the fourth quarter of 2004 compared to $366,651 in the fourth quarter of 2003 and $378,914 in the third quarter of 2004. The year-over-year trend increase is attributable to the amortization of capital and intangible assets acquired in the acquisition of Telispark in early 2004. The quarter-over-quarter increase is due to addition to the intangible asset base from the Visto license purchased in the third quarter of 2004.

INTEREST AND OTHER INCOME

Interest and other income for the fourth quarter of 2004 was $18,606 compared to $21,373 in the fourth quarter of 2003 and $10,463 of the third quarter of 2004. Fluctuations between this quarter and prior quarters are attributable to changes in cash and cash equivalent balances as well as to amounts invested in interest-bearing short-term instruments and a decrease in interest rates offered on short-term investments.

FOREIGN EXCHANGE

Foreign exchange loss was $230,601 for the fourth quarter ended December 31, 2004 compared to a loss of $53,449 in 2003. The Canadian dollar strengthened approximately 7% against the US dollar during the year that impacted the Company's results as significant portions of the Company's monetary balances are in Canadian denomination.

The Company identified an adjustment to previously reported foreign exchange balances for the three months ended March 31, 2004, June 30, 2004 and September 30, 2004 respectively attributable to the foreign exchange translation method of accounting utilized by the Company its US subsidiaries, Infowave USA and Telispark. The financial impact of these adjustments are summarized below and the Company will report the adjusted numbers for future comparative balances:

                                               March 31,    June 30,   Sept. 30,
Three months ended                                2004        2004        2004
------------------                             ---------   ---------   ---------
Foreign exchange loss                           $19,763    $ 415,442    $ 56,841
Adjustment                                       23,707     (315,823)    155,590
                                                -------    ---------    --------
Revised foreign exchange loss                   $43,470    $  99,619    $212,431

                                             March 31,    June 30,     Sept. 30,
Three months ended                             2004         2004         2004
------------------                          ----------   ----------   ----------
Net loss                                    $4,223,817   $3,088,801   $1,078,136
Foreign exchange loss adjustment                23,707     (315,823)     155,590
                                            ----------   ----------   ----------
Revised net loss                            $4,247,524   $2,772,978   $1,233,726

Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates. A substantial portion of the Company's sales are derived in United States dollars and accordingly the majority of the Company's accounts receivable is denominated in United States dollars. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

In early 2004, the Company completed a brokered private placement financing that raised $4.7 million resulting net proceeds of approximately $4.2 million as well as securing an additional $1.0 million private placement financing with a significant shareholder of the Company.

The Company used $6,582,141 in operations during the year ended December 31, 2004. Non-cash working capital used $1,061,755 and the remainder used in other operating activities consisted of $5,520,386. This compared with cash used in operations during the year ended December 31, 2003 of $4,539,215 that consisted of $659,507 used in non-cash working capital and $3,879,708 used in other operating activities. The Company anticipates that it will experience negative cash flows from operations in the future but with reduced magnitude. The Company will strive to increase revenues, improve gross margins and control cash operating expenses in its effort reduce cash used in operations.

Net cash used for investing activities was $646,918 which consisted of deferred charges and purchase of intangible assets as compared to $391,874 in 2003.

At December 31, 2004, the Company's cash and cash equivalents totaled $2,911,108 and working capital of $3,948,459. The Company has restricted cash of $980,013 consisting of $830,013 held in trust for break fees for the corporate reorganization and security of $150,000 held to support a lease obligation. The Company does not engage in any foreign exchange or other hedging activities, and is not a counter party to any derivative securities transactions.

At December 31, 2004, the Company held accounts receivable of $560,334 and no allowances for doubtful accounts. As well, the Company held TPC receivable of $1,101,833.

In conjunction with the signing of a Strategic Partnership and Sales Agreement in March 2002, the Company entered into a Convertible Loan Agreement with HP. Under this convertible loan agreement, HP will provide Infowave with a convertible revolving loan of up to $2.0 million. The principal amount outstanding under the loan may be converted into Common Shares at a price of $1.00 per share, at any time up to March 8, 2005, subject to adjustment in certain circumstances. Infowave may draw down amounts under the loan at anytime provided that certain standard working capital conditions are met. The principal amount outstanding bears interest at the prime rate plus 3.25%. Certain assets of Infowave, excluding its intellectual property, secure the convertible loan. Infowave has also granted HP the right to have observers attend meetings of the Board of Directors. Under the terms of this agreement, Infowave and HP were to achieve minimum annual sales targets, which were not met for the years ended December 31, 2004 and 2003. As a result of not attaining minimum annual sales targets required under the terms of the Convertible Loan Agreement, any draw downs by the Company require HP's prior written consent. As of December 31, 2004, no amounts were outstanding on the operating line or the convertible loan. This agreement was terminated by the Company on January 16, 2005.

In December 2003, Infowave entered into an agreement with TPC for an investment up to $5.6 million (Cdn$7.3 million) to complement Infowave's investment in research and development. Under the terms of this agreement, TPC will contribute a specified percentage to match Infowave's investment in research and development expenses for a several year period.

On August 25, 2004, the Company reached an agreement with Industry Canada, with certain provisions of its funding agreement with TPC. Under the terms of the agreement, TPC will reduce its funding to Infowave by 15 per cent or Cdn$1.1 million. This will reduce Infowave's total TPC funding from Cdn$7.3 million to Cdn$6.2 million. This is the same amount Infowave was to pay the third party consultant for its assistance in developing Infowave's technology road map and with its application for TPC funding. As previously disclosed in Infowave's 2003 annual report, Infowave cancelled its agreement with this third party consultant in February 2004 with no obligation for any payment to the consultant by Infowave.

As a result of this financial obligation, the fair value of the warrants of Cdn$2 million to be issued by the Company to TPC during the period October 1, 2005 to December 31, 2005 will be recognized through amortization and expensed to offset the funding benefit recognized, based on the proportion that the amount received from TPC funding relative to the total funding approved.

During the year ended December 31, 2004, funding benefits of $231,540 were recognized and warrant expense of $113,611 was amortized. The Company claimed the benefit of $117,930, net of amortization of warrants, as a reduction of research and development expense for the current year ended. At December 31, 2004, TPC Receivable totaled $1,101,833 and $355,656 was recognized as shareholder's equity in connection with the Company's cumulative obligation to issue the warrants in the future

The Company has entered into lease agreements for premises and services. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby (lease due to expire June 30, 2008), Reston, Virginia (lease due to expire March 31, 2006) and the former office space in Bothell, Washington (lease due to expire March 30, 2005).. The approximate annual payment commitments for the following years are:

Contractual Obligations      Total       2005       2006       2007       2008     2009
-----------------------   ----------   --------   --------   --------   --------   ----
Operating Leases          $1,130,255   $489,342   $276,359   $243,036   $121,518    --

During the year ended December 31, 2004, the Company made operating lease payments totaling approximately $826,866 (2003 - $575,700; 2002 - $643,000).

The Company's principal commitments include office leases and contractual payments due to content and other service providers. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least twelve months.

The Company currently has no planned significant capital expenditures for 2005 other than those in the normal course of business. In the future, we may seek to raise additional funds through public or private financing, or through other sources such as credit facilities. The sale of additional equity securities could result in dilution to our shareholders. In addition, in the future, we may enter into cash or stock acquisition transactions or other strategic transactions that could reduce cash available to fund our operations or result in dilution to shareholders.

The Company may also encounter opportunities for acquisitions, or other business initiatives that require significant cash commitments, or unanticipated problems or expenses that could result in a requirement for additional cash. There can be no assurance that additional financing will be available on terms favorable to the Company or its shareholders, or on any terms at all. The inability to obtain such financing would have a material adverse impact on the Company's operations. To the extent that such financing is available, it may result in substantial dilution to existing shareholders.

The corporate reorganization completed in January 2005 provided the Company with gross proceeds of Cdn$5.45 million in additional working capital combined with cash resources as at December 31, 2004, the Company believes it has sufficient capital to further support continued execution of its business plan beyond next fiscal year. As at December 31, 2004, the Company, based on its current business plan, has sufficient capital to meet all anticipated demands for the at least the next two quarters. In the event that revenues are lower and/or expenses are higher than anticipated, the Company may be required to obtain additional cash resources in the form of external debt or equity financing to continue to support the execution of its business plan.

RISKS AND UNCERTAINTIES

The Company conducts the majority of its transactions in Canadian dollars and, therefore, uses the Canadian dollar as its base currency of measurement. However, most of the Company's revenues and some of its expenses are denominated in United States dollars which results in an exposure to foreign currency gains and losses on the resulting US dollar denominated cash, accounts receivable, and accounts payable balances. As of December 31, 2004, the Company has not engaged in derivative hedging activities on foreign currency transactions and/or balances. Although realized foreign currency gains and losses have not historically been material, fluctuations in exchange rates between the United States dollar and other foreign currencies and the Canadian dollar could materially affect the Company's results of operations. To the extent that the Company implements hedging activities in the future with respect to foreign currency exchange transactions, there can be no assurance that the Company will be successful in such hedging activities. Telispark is a self-sustaining subsidiary of the Company and thus US$ is its functional currency.

While the Company believes that inflation has not had a material adverse effect on its results of operations, there can be no assurance that inflation will not have a material adverse effect on the Company's results of operations in the future.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our financial statements require us to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Our critical accounting policies and estimates are as follows:

     -    Revenue recognition

     -    Continuing operations

     -    Income taxes

     -    Valuation of goodwill and intangibles

Sources of Revenue and Revenue Recognition Policy

Revenues are derived from the sale of licenses and services and maintenance. License and maintenance revenues are normally generated from licensing our products to end-users and value added resellers or system integrators. Service revenues are generated from consulting services sold to end-users and software subscription services provided to customers.

As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

License revenues are recognized on delivery of our solutions to the customer when all of the following conditions have been satisfied (SOP 97-2):

     -    There is persuasive evidence of an arrangement;

     -    The fee is fixed or determinable;

     -    The collection of the license fee is probable; and

     - The arrangement does not require significant customization of the software.

Some of our software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenues from these arrangements are generally accounted for separately from new software license revenues because the arrangements meet the criteria for the service element to be accounted for separately as the services are performed as defined in SOP 97-2. Revenues for consulting services are generally recognized as the services are performed.

Revenues for multiple-element arrangements (which may include software licenses, maintenance and consulting services) are allocated among the component elements based upon the relative fair value of each element. The fair value of each element is determined by the price charged by us when that element is sold separately.

For software license fees in single element arrangements and multiple element arrangements that do not include customization or consulting services, delivery typically occurs when the product is made available to the customer for download or when products are shipped to the customer.

At the time of each transaction, we assess whether the fee associated with our revenue transaction is fixed and determinable and whether or not collection is probable. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due significantly after our normal payment terms, is based upon a variable matrix such as the minimum level of distribution or is subject to refund, we consider the fee to not be fixed and determinable. In these cases, we defer revenue and recognize it when it becomes due and payable.

We assess the probability of collection based on a number of factors, including past transaction history with the customer and the current financial condition of the customer. We do not request collateral from our customers but often require payments before or at the time products and services are delivered. If we determine that collection of a fee is not probable, we defer revenue until the time collection becomes probable, which is generally upon receipt of cash.

The Company sells through resellers with arrangements that provide a fee payable based on a percentage of list prices. The Company recognizes revenue of only the net fee payable to us from the reseller upon sell-through to the end customer.

The Company generally sells first year maintenance with new sales of software licenses. Maintenance revenue is recognized over the term of the maintenance contract that is typically one year.

The Company also recognizes revenue on the percentage of completion basis or upon achievement of project milestones for certain software development contracts. The Company estimates the portion of each contract that has been completed based on time and resources already utilized and are still required for completion of the work. Unforeseen costs could arise in the development process that could materially impact our measurement of overall contract progress and the percentage of the contract completed, both of which enter into the measurement of revenue to be recognized.

Service revenue attributable to consulting services or software subscription services is recognized as the services are provided by the Company.

Continuing Operations

These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during each of the three years ended December 31, 2004, 2003 and 2002. To date, the Company has financed its continuing operations through revenue and the issuance of common shares. Continued operations of the Company will depend upon the attainment of profitable operations, which may require the successful completion of external financing arrangements.

Income Taxes

In accordance with Generally Accepted Accounting Principles, we must periodically assess the likelihood that our future income tax assets will be recovered from future taxable income, and to the extent that recovery is not considered to be more likely than not, a valuation allowance must be established. The establishment of a valuation allowance and increases to such an allowance result in either increases to income tax expense or reduction of income tax benefits in the statement of operations. Factors we consider in making such an assessment include, but are not limited to, past performance and our expectations of future taxable income, macro-economic conditions and issues facing our industry, existing contracts, backlog, our ability to project future results and any appreciation of our investments and other assets.

As of December 31, 2002, 2003 and 2004, we had recorded net future tax assets of nil. Due to the net losses incurred during this period, difficult financial conditions facing our industry and our customers, we determined that it was appropriate to maintain a full valuation allowance.

Valuation of Goodwill and Intangibles

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, in this case the net assets of the Company, is compared with its fair value. When the fair value of the Company exceeds the carrying value of its net assets, goodwill of the Company is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of the Company's net assets exceeds the Company's fair value, in which case, the implied fair value of the Company's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the Company as if it was the purchase price. When the carrying amount of Company's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations.

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets acquired in acquisitions with finite useful lives are amortized using the straight-line method over their estimated lives which range from 3 to 7 years. The amortization methods and estimated useful lives of intangible assets are reviewed at least annually.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. We have adopted SFAS No. 149, which had no effect on the Company's consolidated financial statements.

In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We have adopted SFAS No. 150, which had no effect on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The application of FIN 45 in 2003 had no effect on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which, as subsequently amended, requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003.

Entities created prior to February 1, 2003 must be consolidated in 2004. However, because the Company does not believe it has any variable interest entities, there is not expected to be any impact on the Company's consolidated financial statements.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21,"Multiple Element Arrangements". This issue addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The guidance can affect the timing of revenue recognition for such arrangements. The final consensus will be applicable to agreements entered into after June 15, 2003. The adoption of this consensus did not have a material impact on the Company's financial position, cash flows or results of operations as the Company follows SOP 97-2 for recognition of their software sales.

FORWARD-LOOKING STATEMENTS

Statements in this filing about future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in any forward-looking statements. These factors include, among others, those described in connection with the forward-looking statements included herein and the risk factors set forth above.

In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither the Corporation nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. The Corporation is under no duty to update any of its forward-looking statements after the date of this filing. The reader should not place undue reliance on forward-looking statements.

OUTSTANDING SHARE DATA

As of March 15, 2005, the Company had 239,149,570 issued and outstanding common shares. For additional detail, refer to note 11 to the 2004 Consolidated Financial Statements.

                         OFF-BALANCE SHEET ARRANGEMENTS

The Company did not have any off-balance sheet arrangements at December 31, 2004, other than operating leases and purchase obligations in the normal course of business.

The Company has entered into lease agreements for premises and services. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby (lease due to expire June 30, 2008), Reston, Virginia (lease due to expire March 31, 2006) and the former office space in Bothell, Washington (lease due to expire March 30, 2005). The approximate annual payment commitments for the following years are:

Contractual Obligations      Total       2005       2006       2007       2008     2009
-----------------------   ----------   --------   --------   --------   --------   ----
Operating Leases          $1,130,255   $489,342   $276,359   $243,036   $121,518     --

During the year ended December 31, 2004, the Company made operating lease payments totaling approximately $826,866 (2003 - $575,700; 2002 - $643,000).

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                         DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain current information regarding the executive officers, directors and key employees of Infowave as at December 31, 2004.

NAME                          AGE   POSITION
----                          ---   --------
Jerry Meerkatz ............    47   President and Chief Executive Officer
George Reznik .............    38   COO & Chief Financial Officer
Tod Weber .................    41   SVP, Sales, Marketing & Business Development
Paul Townsend .............    43   Vice President, Development
Thomas Koll ...............    48   Chairman of the Board (1) (2)
Jim McIntosh ..............    40   Director (2) (4)
Leonard Brody .............    33   Director (3) (4)
Tryon Williams  ...........    64   Director (2)
Christine Rogers ..........    48   Director (3)
Jerry Trooien .............    57   Director (3)

Notes:

     (1)  Chairman of the Board

     (2)  Member of the Audit Committee

     (3)  Member of the Compensation Committee

     (4)  Member of the Corporate Governance and Nominating Committee

EXECUTIVE TEAM

JERRY MEERKATZ has served as President and Chief Executive Officer since November 18, 2003 and has over twenty-four years of senior executive management experience in the IT industry. Prior to Infowave, Mr. Meerkatz served as former Vice President and General Manager of Enterprise Mobility Solutions for HP. Most notably, he is credited with heading the creation of the iPAQ sub-brand and bringing the original iPAQ commercial desktop and iPAQ PDA products to market. Mr. Meerkatz also formed Compaq's Global Mobile/Wireless Solutions Strategy Group where he structured the Global Compaq Wireless Internet Development office focusing on business modeling, solutions development, wireless solutions centers and global market messaging.

GEORGE REZNIK has served as Chief Financial Officer since March 1, 2002 and has over fifteen years of senior financial management experience. On September 15, 2004, Mr. Reznik also became the Company's Chief Operating Officer. Prior to joining Infowave, Mr. Reznik served as Vice-President of Finance at Pivotal Corporation from April 1999 to February 2002, where he was a member of the executive management team. From July 1994 to March 1999, Mr. Reznik was a Senior Manager, Corporate Finance, at Deloitte & Touche, LLP, where he was a member of the senior management team and led the business valuation practice for British Columbia. Prior to July 1994, Mr. Reznik was with Deloitte & Touche LLP (since May 1987) in various capacities with their London, UK, Caribbean and Winnipeg, Canada offices. Mr. Reznik, who received a Bachelor's of Commerce (Honours) degree from the University of Manitoba, is a Chartered Accountant, Certified Fraud Examiner and Chartered Business Valuator.

TOD WEBER has served as Senior Vice President of Sales, Marketing and Business Development since August 18, 2003 first with Telispark and then Infowave in January, 2004. Mr. Weber brings more than 20 years of senior sales, management, engineering and consulting experience to the company. Prior to Telispark, Mr. Weber led a very successful career at Parametric Technology Corporation (Nasdaq:PMTC) where he was part of a sales organization that grew sales from $11 million to over $1 billion in eight years. During his 13-year career at PTC, which culminated in the position of senior vice president, he led sales efforts in building the company's major commercial and federal accounts as well as global strategic alliance organizations. Prior to Parametric Technology, he served in a variety of consulting and aerospace engineering positions at General Dynamics, SRS Technologies and the U.S. Navy. In February 2005, Tod Weber left Infowave to pursue other activities.

PAUL TOWNSEND has served as Vice President, Development since September 15, 2004. Mr. Townsend has over 20 years software development experience and most recently served as Infowave's Director of Product Development. Prior to Infowave, Mr. Townsend was VP Engineering/CTO/Co-Founder of Altus Solutions, where he lead the development of performance management solutions for the telecommunications carrier market. Prior to Altus Solutions, Mr. Townsend was Director of Product Development at CrossKeys Systems Corporation, where he oversaw the development and delivery of telecommunications network management solutions to a worldwide portfolio of customers. Prior to this, Mr. Townsend also held a variety of management and technical positions at MPR Teltech.

DIRECTORS

THOMAS KOLL joined Infowave in February 2001 as Chief Executive Officer and was President of the Company from August 15, 2001 until April 2002. Mr. Koll joined Infowave from Microsoft Corporation, where he held several executive positions in the US and in Europe from 1989 to 2001. Most recently, from 1997 to 2001, he was Vice President of Microsoft's Network Solutions Group where he was responsible for Microsoft's worldwide business with telecommunications companies in the wireline and wireless markets, network equipment providers and Internet service providers. In this position, Mr. Koll was instrumental in developing Microsoft's vision for mobility and initiated its wireless strategy. Prior to this position, he held positions of General Manager of the Dedicated System Group, General Manager of Microsoft's worldwide business planning and strategy, as well as General Manager and Acting Country Manager, Microsoft

Germany. Thomas Koll holds a master's degree in political science from Free University of Berlin. In April 2002, Mr. Koll transitioned to Chairman of the Board, and remains active in senior business development activities.

JIM MCINTOSH has served as a director since June 1991. From June 1991 to July 2000, Mr. McIntosh served as President and Chief Executive Officer of the Company.

LEONARD BRODY has served as a director since April 2004. Mr. Brody is one of Canada's most respected entrepreneurs and growth thinkers. He is currently on the Board of several technology companies, as well as, acts as a senior advisor to several venture capital funds around the world. He is currently a member of the Board of CATA and the Canadian Ebusiness Initiative. Mr. Brody was the founder and CEO of Ipreo and is the former VP, Corporate Development and General Counsel of Onvia Canada which was sold to Bell Actimedia. Mr. Brody is the co-author of the best-selling book, "Innovation Nation: Canadian Leadership from Java to Jurassic Park".

TRYON (TARRNIE) WILLIAMS has served as a director since March 2004. Mr. Williams is an independent consultant, and since 1993 has been Adjunct Professor, Faculty of Commerce and Business Administration at the University of British Columbia. From 1988 to 1991 he was President and CEO of Distinctive Software Inc. of Vancouver and, upon the acquisition of that company by Electronic Arts Inc., North America's largest publisher of interactive software, he became President and CEO of Electronic Arts (Canada) Inc. where he continued until 1993. He is presently the Chairman of CellStop International Limited, the manufacturer of an innovative automobile security device located in South Africa; and the President and CEO of Bingo.com, an internet entertainment portal. Mr. Williams has considerable experience in many fields, including computer and video games, biotechnology, real estate, and computer technology. He has either founded, funded, or been mentor to over 25 technology ventures over his 40 year business career. He is also a Director of YM Biosciences Inc., and several other private corporations.

CHRISTINE ROGERS has served as a director since January 2004. She is a successful entrepreneur with expertise in creating and implementing operational strategies that drive profitable business results. Her career developed by doing interesting, leading edge work in different disciplines over the last 25 years. From a start in finance, she moved to sales, technology enabled marketing and finally professional services. Her last role as an employee was as Senior Vice President for Pivotal Corporation, where she had full profit and loss responsibility for a global Professional Services Organization in an enterprise software company. Recently, she fulfilled the role of Vice President, Operations, for MDSI as they prepared themselves for growth through acquisition.

JERRY TROOIEN has served as a director since January 8, 2004. Mr. Trooien is a successful real estate developer, a retired professional athlete and an active investor and advisor to various companies. He also has run and owned airplane-holding companies and transportation-related businesses as well as founding and funding a not-for-profit charitable organization that supports public education. In addition, Mr. Trooien has held contracts with two NFL teams
- the Washington Redskins and the Minnesota Vikings - played professional hockey in both Austria and with the World Hockey Association's Chicago Cougars.

BOARD COMMITTEES

The Board of Directors (the "BOARD") has established three Board committees: the Audit Committee; the Compensation Committee; and the Corporate Governance and Nominating Committee.

Audit Committee

The responsibilities of the Audit Committee include: reviewing the Company's audited financial statements and presenting them to the Board for approval, reviewing internal accounting procedures and consulting with and reviewing the services provided by the Company's auditors. As at December 31, 2004, the Audit Committee is comprised of Tryon (Tarrnie) Williams, Jim McIntosh and Thomas Koll who are independent of management. The Chairman of the Audit Committee is Tryon (Tarrnie) Williams who is a financial expert.

Compensation Committee

The responsibilities of the compensation committee include: reviewing and recommending to the Board the compensation and benefits of the Chief Executive Officer, and reviewing general policies relating to compensation and benefits for the employees of the Company. As at December 31, 2004, the Compensation Committee comprised of Christine Rogers (Chair), Leonard Brody and Jerry Trooien.

Corporate Governance Committee

The responsibilities of the corporate governance committee include: evaluating the contribution of each director on an individual basis, assessing the collective performance of the Board, proposing new nominees to the Board and analyzing the existing structure of the Board. As at December 31, 2004, the Corporate Governance Committee consisted of Leonard Brody (Chair) and Jim McIntosh.

Compliance with Section 16(a) of the Exchange Act

The Company is a "foreign private issuer" as defined in Rule 3b-4 promulgated under the Securities Exchange of 1934, as amended (the "EXCHANGE ACT"), and, therefore, its officers, directors and greater than 10% shareholders are not subject to section 16 of the Exchange Act pursuant to Rule 3a12-3(b) promulgated under such Act.

The Company does not have a Code of Ethics but plans to adopt a Code of Ethics in the upcoming fiscal year.

                                  COMPENSATION

AGGREGATE COMPENSATION

For the fiscal year ended December 31, 2004, there were six executive officers of the Corporation and the aggregate cash compensation paid to them by the Corporation was US$1,181,642. Except as described herein, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to such executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid expressed in US dollars in respect of the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and each of the Corporation's three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year of the Corporation whose total salary and bonus exceeded Cdn.$150,000 plus any additional individuals who were not executive officers at the end of 2004, but who would otherwise have been included (the "Named Executive Officers") for the years ended December 31, 2004, 2003, and 2002 .

SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                ANNUAL COMPENSATION      COMPENSATION
                                                -------------------   ------------------     ALL OTHER
                                                 SALARY      BONUS        SECURITIES       COMPENSATION
NAME AND PRINCIPAL POSITION                       (US$)      (US$)    UNDERLYING OPTIONS       (US$)
---------------------------                     --------   --------   ------------------   ------------
Jerry Meerkatz                           2004   $275,000   $ 16,670        2,500,000               --
President & Chief Executive Officer(1)   2003   $ 25,000   $  6,250        2,650,000               --
                                         2002         --         --               --               --

George Reznik                            2004   $168,542   $ 68,533        1,300,000               --
COO & Chief Financial Officer(2)         2003   $125,057   $ 61,119          675,000               --
                                         2002   $ 88,152   $ 19,783          375,000               --

Sal Visca                                2004   $119,997   $ 76,924          150,000               --
Chief Technology Officer(3)              2003   $167,151   $122,058          593,750               --
                                         2002   $141,801   $ 12,200          230,000               --

Tod Weber                                2004   $160,000         --        1,758,534         $ 85,854
Former Senior Vice President, Sales(4)   2003         --         --               --               --
                                         2002         --         --               --               --

Paul Townsend                            2004   $ 88,353         --          500,000               --
Vice President, Development(6)           2003   $ 50,694         --           85,000               --
                                         2002         --         --               --               --

Thomas Koll                              2004         --         --          250,000               --
Chairman of the Board(7)                 2003   $ 52,500         --          150,000         $350,000
Former President and CEO                 2002   $204,808         --          675,000               --

Jim McIntosh                             2004         --         --          250,000               --
Director                                 2003         --         --          150,000               --
Former President(8)(9)                   2002         --         --           75,000               --

Notes:

     (1) Mr. Meerkatz was appointed President and Chief Executive Officer in November 2003.

     (2) Mr. Reznik joined the Corporation in February 2002. In September 2004, he was promoted to Chief Operating Officer.

     (3) Mr. Visca ceased to be the Chief Technology Officer in September 2004 and became Chairman of the Advisory Board.

     (4) Mr. Tod Weber, Mr. Smith, and Mr. Waterman joined the Corporation in January 2004 as part of the Telispark acquisition. Other compensation refers to commissions paid out in 2004. In February 2005, Mr. Weber ceased to be Senior Vice President of Sales. In February 2005, Mr. Waterman ceased to be Vice President, Business Development.

     (5) Mr. Scott Weber was hired in February 2004. Other compensation refers to commissions paid out in 2004. In February 2005, Mr. Weber was promoted to Senior Vice President, Sales.

     (6) Mr. Townsend joined the Corporation in May 2003 as Director, Special Projects. In September 2004, he was promoted to Vice President, Product Development.

     (7) Mr. Koll was appointed Chief Executive Officer and Director on February 15, 2001. Mr. Koll was appointed President on August 8, 2001. Mr. Koll was appointed Chairman on April 23, 2002 and resigned as President and Chief Executive Officer on that date. Other compensation refers to a severance payment of US$350,000 which was deferred from 2002.

     (8) Mr. McIntosh, in his capacity as a Director, served as a member of the Office of the President from April 23, 2002 until November 2003.

     (9) Effective April 23, 2002, the Corporation appointed an Office of the President, which was a committee comprised of George Reznik, Chief Financial Officer, Sal Visca, Chief Technology Officer, Bill Tam, then Executive Vice President Sales and Marketing, and Jim McIntosh, Director. As the Company Act (British Columbia) required the Corporation to have a President, Jim McIntosh was formally appointed President. As of November, 2003 the Office of the President was dissolved due to the hiring of Jerry Meerkatz as President and Chief Executive Officer.

OPTIONS TO PURCHASE SECURITIES

A total of 9,388,377 options to purchase Common Shares were granted to the Named Executive Officers during the fiscal year ended December 31, 2004. These options are described in the table set forth below:

OPTION GRANTS IN 2004

                                    INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE
                   --------------------------------------------------      VALUE AT ASSUMED
                                 % OF TOTAL                              ANNUAL RATES OF STOCK
                   NUMBER OF       OPTIONS                              PRICE APPRECIATION FOR
                   SECURITIES    GRANTED TO    EXERCISE                       OPTION TERM
                   UNDERLYING     EMPLOYEES   PRICE (PER                        (CDN$)
                     OPTIONS      IN FISCAL    SHARE)(2)   EXPIRATION   ----------------------
NAME                 GRANTED      YEAR (1)      (CDN$)        DATE           5%        10%
----               ----------    ----------   ----------   ----------     -------   --------
Jerry Meerkatz     2,500,000        15.9%        $0.12      Aug. 8/09     $82,884   $183,153

George Reznik      1,300,000         8.3%        $0.12      Aug. 8/09     $43,100   $ 95,240

Sal Visca            150,000         1.0%        $0.11     Sept. 2/09     $ 4,559   $ 10,073

Tod Weber            458,534         2.9%        $0.13      Feb. 1/09     $16,469   $ 36,392
                   1,300,000         8.3%        $0.12      Aug. 8/09     $43,100   $ 95,240

Paul Townsend        250,000         1.6%        $0.12      Aug. 8/09     $ 8,288   $ 18,315
                     250,000         1.6%        $0.12     Sept. 1/09     $ 8,288   $ 18,315

Thomas Koll          250,000(3)      1.6%        $0.12      Aug. 8/09     $ 8,288   $ 18,315

Jim McIntosh         250,000(3)      1.6%        $0.12      Aug. 8/09     $ 8,288   $ 18,315

Tryon Williams       200,000(3)      1.3%        $0.12      Aug. 8/09     $ 6,630   $ 14,652

Gerald Trooien       200,000(3)      1.3%        $0.12      Aug. 8/09     $ 6,630   $ 14,652

Leonard Brody        200,000(3)      1.3%        $0.12      Aug. 8/09     $ 6,630   $ 14,652

Christine Rogers     200,000(3)      1.3%        $0.12      Aug. 8/09     $ 6,630   $ 14,652

Notes:

     (1) During 2004, options to purchase a total of 15,729,836 Common Shares were issued to employees and directors.

     (2) The exercise price per share was equal to the fair market value of the Common Shares at the close of business on the date prior to the date of grant.

     (3) These options were granted as compensation for their services as Directors.

NOTIONAL YEAR-END OPTION VALUES

There were no options exercised to acquire Common Shares by the Named Executive Officers during the last completed financial year. The notional value of unexercised but exercisable/unexercisable options at year end is set out in the table below:

AGGREGATED OPTION EXERCISES IN 2004 AND YEAR-END OPTION VALUES

                                                                                 VALUE OF UNEXERCISED BUT
                                                       NUMBER OF SECURITIES      EXERCISABLE IN-THE-MONEY
                    SECURITIES    AGGREGATE VALUE     UNDERLYING UNEXERCISED       OPTIONS AT YEAR END
                    ACQUIRED ON       REALIZED       OPTIONS AT YEAR END (#)    EXERCISABLE/UNEXERCISABLE
      NAME         EXERCISE (#)        (CDN$)       EXERCISABLE/UNEXERCISABLE           (CDN$) (1)
      ----         ------------   ---------------   -------------------------   -------------------------
Jerry Meerkatz          --               --            1,122,250/4,027,750               $--/$--
George Reznik           --               --             587,895/1,537,105                $--/$--
Sal Visca               --               --              426,176/295,824                 $--/$--
Tod Weber               --               --             342,968/1,415,566                $--/$--
Paul Townsend           --               --               96,261/488,739                 $--/$--
Thomas Koll             --               --             1,233,332/266,668                $--/$--
Jim McIntosh            --               --              333,332/166,668                 $--/$--
Tryon Williams          --               --              100,000/200,000                 $--/$--
Gerald Trooien          --               --              100,000/200,000                 $--/$--
Leonard Brody           --               --              100,000/200,000                 $--/$--
Christine Rogers        --               --              100,000/200,000                 $--/$--

Note:

(1) Notional value at December 31, 2003 based upon the December 31, 2004 closing price of the Common Shares on the Toronto Stock Exchange of Cdn$0.10.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Except as described below, no Named Executive Officer has any special compensatory plan or arrangement, including payment to be received from the Corporation or any of its subsidiaries, if such plan or arrangement results or will result from the resignation, retirement or any other termination of employment of the Named Executive Officer's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary or a change in the Named Executive Officer's responsibilities following a change-in-control where the amount involved, including all periodic payments or instalments, exceeds Cdn$100,000.

The Corporation has entered into an employment agreement with Jerry Meerkatz, President and Chief Executive Officer, which provides that if he is terminated without cause, he is entitled to a severance payment equal to 12 months salary. As well, in the event the Corporation is sold, acquired or otherwise merged and the transaction results in a person or combination of persons acquiring more than 50% of the voting securities of the Corporation (or results in existing shareholders of the Corporation holding less than 50% of the voting securities of the Corporation) or the Corporation sells all or substantially all of the assets of the Corporation (a "Change of Control") 50% (in the first 12 months of employment) and 100% (after 12 months employment) of unvested options shall vest immediately.

The Corporation has entered into an employment agreement with George Reznik, Chief Financial Officer, which provides that if Mr. Reznik is terminated without cause, he shall receive written notice and a package equal to 7.5 months which, at the Corporation's discretion may be given as a combination of pay in lieu of notice and working notice, provided that any working notice shall not exceed two months notice. The package will consist of 7.5 months salary, payment of 100% of any quarterly bonus then due, 50% of bonuses that would have been earned during the 7.5 month period, and continued benefits during the 7.5 month period. In the event of a Change of Control of the Corporation and Mr. Reznik is terminated without cause at any time within six months following the transaction, he is entitled to a severance payment equal to 7.5 months salary plus benefits during the 7.5 month period, payment of 100% of any quarterly bonus then due and 50% of bonuses that would have been earned during the 7.5 month period following termination. In addition, in the event of a Change of Control, 100% of Mr. Reznik's unvested options will immediately vest and become exercisable.

The Corporation has entered into an employment agreement with Sal Visca, Chief Technology Officer, which provides that if Mr. Visca is terminated without cause, he shall receive written notice and a package equal to 7.5 months which, at the Corporation's discretion may be given as a combination of pay in lieu of notice and working notice, provided that any working notice shall not exceed two months notice. The package will consist of 7.5 months of salary, payment of 100% of his quarterly bonus then due, 50% of bonuses that would have been earned during the 7.5 month period, and continued benefits during the 7.5 month period. In the event of a Change of Control of the Corporation and Mr. Visca is terminated without cause at any time within six months following the transaction, he is entitled to a severance payment equal to
7.5 months salary plus benefits during the 7.5 month period, payment of 100% of his quarterly bonus then due and 50% of bonuses that would have been earned during the 7.5 month period following termination. In addition, in the event of a Change of Control, 100% of Mr. Visca's unvested options will immediately vest and become exercisable. On September 15, 2004, Mr. Visca relinquished his CTO role in order to form and chair the Advisory Board, which will provide strategic product input and market strategy.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee is responsible for establishing management compensation based on the Board of Directors' evaluation of management performance. It is the responsibility of the Compensation Committee to ensure management compensation is competitive to enable the Corporation to continue to attract talented individuals. Ordinarily, the Chief Executive Officer meets with the Compensation Committee annually to receive their recommendations. All final decisions require approval of the Board of Directors.

It is the policy of the Compensation Committee to compensate management for performance using three forms of remuneration: base salary, cash bonus and stock option grants. Base salary is determined largely by reference to market conditions, while annual incentive cash and stock option awards provide the opportunity for cash compensation and enhanced share value based upon exceptional individual and departmental performance and the overall success of the Corporation in any given year. The Compensation Committee has established a pre-determined performance based compensation plan for the Chief Executive Officer.

In 2003, the Board of Directors conducted a search for a new President and Chief Executive Officer. The Board of Directors considered a number of candidates and ultimately selected Mr. Meerkatz. The Board of Directors believes that the salary paid to Mr. Meerkatz is commensurate with his position, his experience and salaries paid by comparable companies. In considering comparable companies, the Board of Directors considered, among other things, the industry in which the Corporation operates, the competitive landscape for hiring executives within this industry, the public nature of the Corporation, the market capitalization of the Corporation and the responsibilities of the President and Chief Executive Officer.

The Compensation Committee also considered bonuses and granted stock options based upon the success of the Corporation during 2004, including the advancement of the development of the Corporation's technology, the meeting of corporate finance milestones and the development of important long-term strategic alliances. The Compensation Committee believes that, to the extent possible, the Corporation should continue to incentive all of the Named Executive Officers through a combination of stock option grants and performance based bonuses as opposed to general increases in annual salary.

COMPENSATION OF DIRECTORS

The Corporation issued a total of 150,000 options to purchase the Corporation's common shares at the fair market as at the date of issuance of the options which will vest evenly over a twelve month period during the year ended December 31, 2004 to each Director with the exclusion of the Corporation's Executive Directors.

On March 18, 2005, the Corporation approved a new compensation plan for its Directors which includes cash compensation of $3,500.00 per quarter for a total annual amount of $14,400 per Director which is payable on a retroactive basis for services provided by the current Directors commencing October 1, 2004. At the discretion of each individual Director, a Director may elect to obtain health coverage under the Corporation's policy which will be deducted from the cash compensation at the cost to the Corporation.

The Corporation will also provide a total of 300,000 options to purchase the Corporation's common shares at the fair market as at the date of issuance of the options which will vest evenly over a twelve month period. A Director serving as a Committee Chairperson of the Corporation will be provided an additional total of 200,000 options to purchase the Corporation's common shares at the fair market as at the date of issuance of the options which will vest evenly over a twelve month period.

Executive Directors are not eligible to take part in this compensation structure.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No Director, executive officer or senior officer has been indebted to the Corporation at any time during the previous fiscal year.

                                 BOARD PRACTICES

A STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Manual Guideline (1) Stewardship Responsibilities: The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

a) adoption of a strategic planning process;

b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

c) succession planning, including appointing, training and monitoring senior management;

d) a communications policy for the corporation; and

e) the integrity of the corporation's internal control and management information systems.

Under the Corporate Governance Policy (the "Policy") established by the Board, the Board has an overall responsibility to oversee the affairs of the Corporation for the benefit of the shareholders. The Board is, with the exception of issues to be decided by the Corporation's shareholders, the ultimate decision-making body of the Corporation. The guiding principle of the Policy is that all significant Corporation decisions require Board consideration and approval.

The Board assumes responsibility for overseeing the strategic planning of the Corporation. The consideration of the strategic plan is an ongoing process and is typically an agenda item at Board meetings. The Board provides input to the plan throughout the process. The final Board meeting of the fiscal year provides a formal framework for the full consideration of management's business plan. The Board will approve, subject to the adoption of its recommendations, the business plan.

The identification and management of the dominant business risks is an explicit part of the strategic planning process. The Board accepts the responsibility for monitoring the Corporation's risk management strategy and may instruct the Audit Committee to investigate issues of concern. The Corporation's risk management strategy requires Board approval.

The Board ordinarily appoints the Chief Executive Officer and approves the appointment of other management. The Board ordinarily plans for succession to the position of Chief Executive Officer and other key management positions. The Chief Executive Officer will provide to the Board an assessment of management and their potential as a successor and an assessment of individuals considered potential successors to selected management positions.

The Board believes that management is best able to speak on behalf of the Corporation. Senior management is responsible for establishing effective communication links with the Corporation's various stakeholders. All core disclosure documents require Board approval before public release. Individual Board members may periodically be asked by management to communicate with stakeholders when appropriate.

The Audit Committee is responsible for overseeing the Corporation's system of internal control.

Manual Guideline (2) Composition of Board: The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The Corporation has nominated four directors for election at its upcoming Annual General Meeting, of whom all but Jerry Meerkatz, the President and Chief Executive Officer of the Company, are "unrelated" directors as defined in the Manual (as discussed below under "Manual Guideline (3) Unrelated Directors").

During the period from the year ending December 31, 2004, the Board of Directors was comprised of various numbers of Directors, of whom all but Jerry Meerkatz were "unrelated" directors as defined in the Manual.

The Corporation does currently have a "significant shareholder", Jerry Trooien.

Manual Guideline (3) Unrelated Directors: The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

The Board believes that at all times since its 2003 Annual General Meeting it has been composed of a majority of unrelated directors.

At the current time, all directors other than Jerry Meerkatz, the Chief Executive Officer of the Company, is each free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

Manual Guideline (4) and (5) Nominating Committee and Assessing Effectiveness:
The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Board has established a Corporate Governance and Nominating Committee to assess the overall performance of the Board. The Corporate Governance and Nominating Committee evaluates the contribution of each director on an individual basis, assesses the collective performance of the Board, proposes new nominees to the Board and analyses the existing size and structure of the Board. The Corporate Governance and Nominating Committee is scheduled to meet annually, and in consultation with the Chief Executive Officer, is to prepare and report its findings to the Board. The formal evaluation of each individual director is intended to be undertaken once every three years. Final decisions are approved by the Board. The Corporate Governance and Nominating Committee currently consists of Jim McIntosh and Leonard Brody, all of whom are outside directors and unrelated directors. It is expected that the Corporate Governance Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (6) Orientation and Education: Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Corporation will provide new directors with an orientation program upon joining the Corporation that includes extensive corporate materials, a tour of the Corporation's headquarters and meetings with management.

Manual Guideline (7) Size of Board: Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Board believes that its size allows for effective discussion and implementation of decisions. The size of the Board is to be periodically reviewed.

Manual Guideline (8) Review of Compensation: The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Board is compensated primarily in incentive stock options to best align their interests with those of the Corporation's shareholders. The Corporation pays reasonable expenses incurred by the Board. The Compensation Committee monitors the competitiveness of the Board compensation package to ensure the Board continues to attract talented individuals. The Board is also paid a cash amount in addition to incentive stock options.

As well, the Compensation Committee's responsibilities include reviewing and recommending to the Board the compensation and benefits of the chief executive officer of the Corporation, and reviewing general policies relating to compensation and benefits for the employees of the Corporation. The Compensation Committee is currently composed entirely of outside directors: Leonard Brody, Christine Rogers and Gerald Trooien. It is expected that the Compensation Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (9) Committee Composition: Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Board has established three committees - an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. All such committees are currently composed of outside directors, all of whom are unrelated directors. It is expected that all such Committees will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (10) Corporate Governance Policy: Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Board has adopted and approved the Policy. The Board collectively recognizes the importance of corporate governance and intends to review, and where appropriate adjust, the Policy on at least an annual basis.

Manual Guideline (11) Position Descriptions: The board of directors, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board provides strategic guidance to the management team and monitors the operations of the Corporation. Management has the sole responsibility to operate the Corporation on a day-to-day basis. The Board with management will delineate areas of responsibility for the Board and management. The outside directors are responsible for setting goals for management to attain. The outside directors will evaluate the performance of management annually against these pre-determined goals. The evaluation is then passed to the Compensation Committee. The Compensation Committee has the responsibility for making recommendations for management compensation based on the performance evaluations.

Manual Guideline (12) Structures and Procedures for Independence of Board: Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

The Board believes that it benefits from its close working relationship with management but also recognizes the importance of functioning independently from management. In furtherance of this recognition, the Board meets without management as and when necessary. The Chair of the Board is an outside and unrelated director.

Manual Guideline (13) Audit Committee: The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee reviews the audited financial statements and each unaudited quarterly report of the Corporation and brings them to the Board for approval. In addition, the Audit Committee recommends the Corporation's auditors and assesses the effectiveness of the Corporation's internal financial controls and financial reporting. The Audit Committee has established access to both auditors and appropriate management. The Audit Committee meets as and when necessary and consists only of outside directors. The Audit Committee is currently composed entirely of outside and unrelated directors: Thomas Koll, Jim McIntosh and Tarrnie Williams. It is expected that the Audit Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (14) Outside Advisors: The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The Board has access to any Corporation employee. The Board can engage a consultant at the Corporation's expense.

                                    EMPLOYEES

The number of employees for the fiscal years ended December 31 is as follows:

                         2004   2003   2002
                         ----   ----   ----
Professional Services      14      1      1
Research & Development     14     26     20
Sales & Marketing           6     22     13
Administration              6      5      7
                          ---    ---    ---
   Total                   40     54     41
                          ---    ---    ---
Canada                     26     46     35
US                         14      4      4
Europe                     --      4      2
                          ---    ---    ---
   Total                   40     54     41
                          ---    ---    ---

The increase in 2003 is due to the acquisition of Hiddenmind as well as the growth of the inside sales force. The decrease in 2004 was due to restructuring which occurred in both Q1 and Q2.

                                 SHARE OWNERSHIP

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                   MANAGEMENT AND RELATED SHAREHOLDER MATTERS

EQUITY COMPENSATION PLAN

The following table provides information about the Company's common stock that may be issued upon the exercise of options and rights under all of the Company's existing equity compensation plans as of December 31, 2004:

                                   NUMBER OF SECURITIES                            NUMBER OF SECURITIES
                                     TO BE ISSUED UPON      WEIGHTED-AVERAGE     REMAINING AVAILABLE FOR
                                        EXERCISE OF         EXERCISE PRICE OF     FUTURE ISSUANCE UNDER
                                   OUTSTANDING OPTIONS,   OUTSTANDING OPTIONS,     EQUITY COMPENSATION
                                    WARRANTS AND RIGHTS    WARRANTS AND RIGHTS       PLANS (EXCLUDING
         PLAN CATEGORY              WARRANTS AND RIGHTS    WARRANTS AND RIGHTS     SECURITIES REFLECTED)
         -------------             --------------------   --------------------   -----------------------
Equity compensation plans
   approved by security holders         21,461,674                $0.31                 3,310,956

Equity compensation plans not
   approved by security holders           - nil -                - nil -                 - nil -

         Total                          21,461,674                $0.31                 3,310,946

The following table sets forth certain information known to the Company with respect to the beneficial ownership of its common shares as of December 31, 2004, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding common shares, (ii) each director of the Company,
(iii) each Named Executive Officer, and (iv) all directors and officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

The principal address of each of the individuals identified below is 4664 Lougheed Highway, Suite 200, Burnaby, British Columbia, Canada, V5C 5T5, except where another address is listed.

DIRECTORS, EXECUTIVE OFFICERS EARNING MORE              NUMBER OF SHARES    PERCENT OF TOTAL SHARES
THAN $100,000 AND 5% SHAREHOLDERS                      BENEFICIALLY OWNED            OWNED
------------------------------------------             ------------------   -----------------------
Gerald Trooien (1)                                         63,046,536               26.59%
Deloitte Consulting LP (2)                                 24,568,280               10.36%
Thomas Koll (3)                                             3,256,615                1.37%
Jerry Meerkatz (4)                                          2,497,250                1.05%
Jim McIntosh (5) (6)                                        1,850,899                0.78%
George Reznik (7)                                             596,229                0.25%
Todd Weber (8)                                                512,455                0.22%
Christine Rogers (9)                                          150,000                0.06%
Leonard Brody (10)                                            150,000                0.06%
Tryon (Tarrnie) Williams (11)                                 150,000                0.06%
Paul Townsend (12)                                             96,261                0.04%
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (13)       96,874,525               40.84%

Notes:

     (1) Includes 14,966,034 shares held by HiddenMind Technologies Inc. (which Mr. Trooien indirectly controls) and includes 150,000 shares related to options exercisable within 60 days from December 31, 2004.

     (2) Relates to shares acquired from the sale of Telispark, Inc. on January 7, 2004.

     (3) Includes 1,295,831 shares related to options exercisable within 60 days from December 31, 2004

     (4) Relates to 1,218,750 shares held and 1,278,500 shares for options exercisable within 60 days of December 31, 2004.

     (5) Includes 1,197,713 common shares beneficially owned through 529452 B.C. Ltd. (See note (7)) and 395,831 shares related to options exercisable within 60 days from December 31, 2004.

     (6) The issued share capital of 529452 B.C. Ltd. consists of 100 Class A voting shares and 100 Class B non-voting shares and 1,000 Class C preferred shares and 1,000 Class D preferred shares. Jim McIntosh holds 51 of the Class A voting shares, 51 of the Class B non-voting shares and all 1,000 of the Class D preferred shares.

     (7) Relates to 596,229 shares for options exercisable within 60 days of December 31, 2004.

     (8) Relates to 188,593 shares held and 323,862 shares for options exercisable within 60 days of December 31, 2004.

     (9) Relates to 150,000 shares for options exercisable within 60 days of December 31, 2004.

     (10) Relates to 150,000 shares for options exercisable within 60 days of December 31, 2004.

     (11) Relates to 150,000 shares for options exercisable within 60 days of December 31, 2004.

     (12) Relates to 96,261 shares for options exercisable within 60 days of December 31, 2004.

     (13) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Common shares subject to options currently exercisable, or exercisable within 60 days after December 31, 2004, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership for any other person.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

See Item 6 E - Share Ownership

Gerald L. Trooien, the largest shareholder and a director of Infowave, participated in a private placement financing performed by the Company on March 10, 2004 in which he acquired 5,956,818 shares of the Company. This results in a total of 50,396,536 common shares of the Company being controlled either directly or indirectly by Mr. Trooien as at this date.

Deloitte Consulting LLP announced on September 8, 2004 that it has, through its subsidiary Deloitte Consulting L.P., sold 12,500,000 common shares of the Company to Gerald L. Trooien, the largest shareholder and a director of Infowave. As a result of this transaction, Deloitte Consulting L.P. currently holds 24,568,277 Infowave shares representing approximately 10.49% of the outstanding Infowave shares. This results in a total of 62,896,536 common shares of the Company being controlled either directly or indirectly by Mr. Trooien as at this date.

                           RELATED PARTY TRANSACTIONS

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise disclosed in this 20-F, no director, senior officer or principal shareholder of the Company, or associate or affiliate of any of the foregoing, has any other material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or will materially affect the Company from January 1, 2004 through December 31, 2004.

During the year ended December 31, 2004, the following related party transactions occurred. All transactions were recorded using the exchange amount which approximated standard commercial terms:

     (a) The Company incurred $102,841 (2003 - nil; 2002 - nil) for agency services and leases to a firm that is a significant shareholder of the company, as a result of the Telispark acquisition. The Company also earned revenues from the firm totalling $462,837 (2003 - nil; 2002 - nil) for software, licenses and professional services. As of December 31, 2004 $453,289 had been collected and a balance of $9,548 is still outstanding in the Company's accounts receivable.

     (b) The Company earned revenues from a firm controlled by a director of the Company totalling $108,915 (2003 - $108,600, 2002 - nil). As of
          December 31, 2004, $108,915 had been collected with the balance being nil. In addition, the Company sold nil (2003 - $8,600; 2002 - nil) to the firm and the firm purchased nil in products from the Company during the year (2003 - $7,676; 2002 - nil).

     (c) A director and significant shareholder of the Company acquired controlling interest of Sproqit Technologies, Inc. ("Sproqit'). The Company and Sproqit now share a common significant shareholder. Sproqit holds an option to purchase back all of the intellectual property assets held for sale as described in note 8 of the consolidated financial statements.

     (d) The Company incurred $nil (2003 - $10,000; 2002 - $34,825) for legal and consulting services to a firm controlled by a former director of the Company.

ITEM 8 - FINANCIAL INFORMATION

             CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS

See Item 17 "Financial Statements" for our consolidated financial statements

LEGAL PROCEEDINGS

On October 3, 2003 the Company was sued by Visto Corporation, a private company based in California for patent infringement relating to the system and method for synchronizing e-mail. On November 28, 2003, the Company filed a full answer and counterclaim to the claim and on September 1, 2004, Infowave and Visto announced that they had resolved the litigation.

On November 4, 2004, Infowave announced that it had been sued by Devlan Exploration Inc. ("DEVLAN") in Alberta for, among other things, breach of contract, misrepresentation and breach of duty to bargain in good faith. The allegations related to a proposed transaction between Infowave and Devlan that never proceeded. On November 18, 2004, Infowave announced that Devlan had discontinued the lawsuit in Alberta.

                               SIGNIFICANT CHANGES

On January 21, 2005, the Company performed a corporate reorganization resulting in the transfer of all of its business assets, liabilities and operations to Newco, which became the parent company of Infowave as a result of the reorganization. As part of the corporate reorganization, Newco subsequently divested 97.5% equity interest of its wholly owned subsidiary, Infowave, for an amount of $4.42 million (Cdn$5.45 million) less transaction costs of $954,710. The remaining shares of Infowave not divested by Newco, representing a 2.5% equity interest, were distributed to the previous shareholders of Infowave on a pro-rata basis. After the completion of the corporate reorganization, Infowave was not related to the Company, subsequently renamed Coopers Park Real Estate Corporation and commenced focusing on its real estate development business while Newco was renamed Infowave Software, Inc. to focus on its software business transferred via this transaction.

At December 31, 2004, the Company had accrued and deferred costs related to the corporate reorganization totaling $954,710 which consisted primarily of professional fees. In addition, the Company had restricted cash of $830,013 (Cdn$1,000,000) pertaining to a corporate reorganization related break fee paid in trust which was released to Infowave upon completion of the transaction.

ITEM 9 - THE OFFER AND LISTING

PRICE RANGE OF COMMON SHARES

The following table sets forth the high and low sale prices, as reported by the TSX, of the Common Shares for the calendar quarters indicated:

                 HIGH      LOW
     2004       (CDN$)   (CDN$)
     ----       ------   ------
Q1: Jan - Mar    0.38     0.24
Q2: Apr - Jun    0.27     0.19
Q3: Jul - Sep    0.19     0.08
Q4: Oct - Dec    0.14     0.10

             HIGH      LOW
   2004     (CDN$)   (CDN$)
   ----     ------   ------
July         0.14     0.12
August       0.14     0.11
September    0.15     0.08
October      0.14     0.11
November     0.15     0.11
December     0.12     0.09

                 HIGH      LOW
     2003       (CDN$)   (CDN$)
     ----       ------   ------
Q1: Jan - Mar    0.38     0.19
Q2: Apr - Jun    0.28     0.15
Q3: Jul - Sep    0.44     0.19
Q4: Oct - Dec    0.40     0.18

        HIGH      LOW
2002   (CDN$)   (CDN$)
----   ------   ------
        1.99     0.10

        HIGH      LOW
2001   (CDN$)   (CDN$)
----   ------   ------
        7.90     0.36

        HIGH      LOW
2000   (CDN$)   (CDN$)
----   ------   ------
        69.35    4.45

As of December 31, 2004, there were 237,145,351 Common Shares issued and outstanding. At such date, there were approximately 154 shareholders of record, but this number includes those shares held in street or nominee names.

                                     MARKETS

COMMON SHARES

The Common Shares of the Company are currently traded on The Toronto Stock Exchange (the "TSX") under the symbol "IW". The Common Shares were listed on the TSX on October 14, 1999. The Common Shares do not currently trade on any exchange in the United States.

                     MEMORANDUM AND ARTICLES OF ASSOCIATIONS

This section is incorporated by reference to Registration Statement No. 000-29944 filed previously with the Securities Exchange Commission ("SEC").

                               MATERIAL CONTRACTS

The Corporation has not entered into any material contracts prior to the date hereof.

Acquisitions

On January 7, 2004, the Company entered into an agreement under which it has acquired control of and subsequently acquired all of the outstanding shares of, Telispark Inc., a provider of enterprise mobility applications software based in Arlington, Virginia, USA. Under the terms of the acquisition agreement, Infowave paid a total of US$8.4 million for the purchase of 100% of all of the issued and outstanding common shares of Telispark, payable in approximately 57 million Infowave common shares, issuable in two tranches. Infowave completed the initial purchase of approximately 76% of Telispark shares pursuant to a Stock Purchase Agreement dated January 7, 2004. Infowave acquired the remaining Telispark common shares upon receiving shareholder approval of the issuance of a portion of the shares issuable pursuant to the acquisition on March 30, 2004. Infowave also assumed Telispark employee stock options, which are exerciseable into approximately 1.9 million common shares of Infowave. Deloitte Consulting L.P. held approximately 90% of the shares of Telispark at the time Infowave acquired Telispark.

On October 21, 2003, the Company purchased all of the intellectual property assets of Sproqit Technologies, Inc ("Sproqit"), a wireless software company based in Kirkland, Washington. Sproqit offers a mobile application platform that enables users to obtain e-mail and other data via hand held personal digital assistant (PDA) and smartphone wireless devices running various operating systems. Under the terms of the acquisition agreement, the Company acquired all of the intellectual property of Sproqit and issued to Sproqit 4,038,550 common shares of Infowave with an estimated fair value of $0.23 (Cdn$0.30) per share. Sproqit has the option to purchase back all of the intellectual property assets sold to the Company for a period of two years for cash consideration equal to the original purchase price plus a premium of 20% (approximately $1.3 million), pursuant to an Option Agreement, dated September 23, 2003 and subsequent Amendment dated March 5, 2004 between Infowave and Sproqit. Infowave licensed Sproqit's e-mail technology on an exclusive basis in its core markets at preferential royalty rates, which will continue in the event that the purchase option is exercised by Sproqit. In the event that the option is not exercised by Sproqit, Infowave will retain ownership with no future royalties payable to Sproqit. The Company believes that Sproqit will exercise its option.

On July 4, 2003, the Company completed the acquisition of substantially all of the business and assets of HiddenMind Technology, LLC ("HiddenMind"), a wireless software company based in Cary, North Carolina. Under the terms of the Asset Purchase Agreement, Infowave acquired substantially all of the assets of HiddenMind in exchange for 14,966,034 units, each unit comprising one common share and one-half of a share purchase warrant to be issued to the shareholders of HiddenMind giving rise to an aggregate purchase price of $2,031,105 based on exchange rates in effect at the date the terms of the arrangement were agreed to and announced. Such amount has been allocated to the underlying warrants based on fair value estimates using the Black-Scholes pricing model as to $537,415 and $1,493,690 to the underlying common shares.

Corporate Reorganization

On January 21, 2005 the Company announced that the corporate reorganization (the "Reorganization") involving Infowave and 0698500 B.C. Ltd. ("Investor") has been completed. Under the Reorganization, pursuant to a plan of arrangement (the "First Arrangement") involving Infowave and a new company ("Newco"), holders of Infowave shares, warrants and options received shares, warrants and options of Newco in exchange for their Infowave securities on a one-for-one basis, resulting in Infowave becoming a wholly-owned subsidiary of Newco. Following the First Arrangement, Infowave transferred all of its assets to Newco. After the transfer of assets, the Investor acquired a majority equity interest in Infowave by paying Cdn$5.45 million to Newco for the Infowave shares held by Newco.

Pursuant to the Asset Purchase Agreement, Newco shall be acquiring from Infowave the Purchased Assets, together with the associated contractual obligations and liabilities. As such, Newco shall be assuming Infowave's rights and obligations under certain material agreements applicable to the business carried on by Infowave.

Financings

In March 2004, the Company completed US$4.7 million (Cdn$6.1million) of a brokered private placement of units. The Company also announced an additional financing of US$1.0 million (Cdn$1.3 million) with a significant shareholder, Gerald Trooien, which was approved by the Company's shareholders at its special general meeting on March 30, 2004. The Company's convertible line of credit facility with Mr. Trooien was cancelled at this time.

In July 2003, the Company completed a brokered private placement of approximately US$3.6 million in which the Company issued 29,642,037 units at $0.12 (Cdn$0.16125). Each Unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.17 (Cdn$0.215) per common share. The common shares and warrants comprising the units were subject to a four month hold period. In addition, the Company completed a private placement financing of US$3.0 million private placement with Gerald Trooien, the majority shareholder of HiddenMind, in which the

Company issued 29,473,684 units at a price of $0.11 (Cdn$0.1425) per unit. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.15 (Cdn$0.19) per common share. The common shares and warrants comprising the units were subject to a four month hold period.

Technology Partnerships Canada

In December 2003, Infowave entered into an agreement with Technology Partnerships Canada ("TPC") for an investment up to Cdn$7.3 million to complement Infowave's investment in research and development. Under the terms of this agreement, TPC has agreed to contribute a specified percentage to match Infowave's investment in research and development for several years.

On April 13, 2004, the Company announced that it had been advised by TPC that it was withholding payments on funding claims submitted to date by the Company until the completion of an audit as to the contract award process. On July 29, 2004 the Company was advised by TPC that, as a result of TPC's review of contribution agreements with several companies, including the Company, TPC was of the view that the Company had breached the terms of the contribution agreement that restricted the use of third parties to secure the agreement. The Company was requested to either correct the condition or event complained of or to demonstrate to the satisfaction of the Minister of Industry that it had taken steps necessary to correct the condition, and to provide notice of such rectification within 30 days.

Infowave believes it acted properly and in good faith at all times. The Company co-operated fully with Industry Canada's auditors and has sought to resolve this issue expeditiously so that it could move forward with the continued successful implementation of its business strategy.

On August 25, 2004, the Company reached an agreement with Industry Canada to settle outstanding issues over whether Infowave was in compliance with certain provisions of its funding agreement with TPC, an agency of Industry Canada.

                                EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See the heading "Taxation" below.

                                    TAXATION

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares by a holder
(a) who, for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with the Company, is not affiliated with the Company, holds the common shares as capital property, is not a "financial institution" and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. Each such holder who meets all such criteria in clauses (a) and (b) is referred to herein as a "U.S. Holder." Except as otherwise expressly provided, the summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations there under, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder and should not be so construed. The tax consequences to any particular holder will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder's particular circumstances. Each holder should consult the holder's own tax advisors with respect to the income tax consequences applicable to the holder's own particular circumstances.

Dividends

Dividends deemed both paid or credited to U.S. Holder by the Company are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of our voting shares).

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 5 year period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned 25% or more of our issued shares of any class or series, or had options, warrants or other rights to acquire 25% or more of our issued shares of any class or series. In the case of a U.S. Holder to whom Common Shares represent taxable Canadian property, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares in the open market by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. The Company believes that the value of our Common Shares is not derived principally from real property situated in Canada, and that no tax will therefore be payable under the Tax Act on a capital gain realized by a U.S. Holder on a disposition of Common Shares in the open market.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

SCOPE OF THIS DISCLOSURE

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S.
Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;
(h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners).

Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the exercise of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See
"Taxation--Canadian Federal Income Tax Considerations" above).

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "passive foreign investment company" (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it is a "passive foreign investment company" (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its

"passive foreign investment company" status or that the Company will not be a "passive foreign investment company" for the current or any future taxable year. Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. ). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income." However, U.S. Holders should be aware that recently enacted legislation eliminates the "financial services income" category for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories are limited to "passive category income" and "general category income." The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

ADDITIONAL RULES THAT MAY APPLY TO U.S. HOLDERS

If the Company is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a

"passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a "passive foreign investment company" under
Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the "net capital gain" of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over
(b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2004, and does not expect that it will be a PFIC for the taxable year ending December 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

                              DOCUMENTS ON DISPLAY

The descriptions of each contract, agreement or other document filed as an exhibit to this report on Form 20-F are summaries only and do not purport to be complete. Each such description is qualified in its entirety by reference to such exhibit for a more complete description of the matter involved.

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Annual Report on Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Annual Report on Form 20-F.

We are subject to the informational requirements of the Securities Exchange Act and in accordance therewith we file reports and other information with the SEC. Filed as exhibits to the registration statement or incorporated therein by reference are complete copies of the material contracts described herein. Such reports, registration statement and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We are required to file reports and other information with the securities commissions in certain provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

ITEM 10 I - SUBSIDIARY INFORMATION

List of Subsidiaries:
1. Infowave USA Inc., a Washington corporation
2. Telispark Inc., a Delaware corporation

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Information relating to quantitative and qualitative disclosures about market risk is detailed in Item 3 and Item 5.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITIES SECURITIES

Not applicable.

ITEM 12 A - DEBT SECURITIES

Not applicable.

ITEM 12 B - WARRANTS AND RIGHTS

Not applicable.

ITEM 12 C - OTHER SECURITIES

Not applicable.

ITEM 12 D - AMERICAN DEPOSITORY SHARES

Not applicable.

                                     PART II

ITEM 13 - DEFAULTS, DIVIDENDS ARREARAGE AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 132a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2004 (the "EVALUATION DATE"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to included in the Company's periodic SEC filings.

CHANGES IN INTERNAL CONTROLS

There were no significant changes made to the Company's internal controls over financial reporting (as defined in Rules 13a - 15(f) and 15d - 14(f) under the Securities Act of 1934) or, to its knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions taken with regard to significant deficiencies and material weaknesses.

ITEM 16 - [RESERVED]

                        AUDIT COMMITTEE FINANCIAL EXPERT

The Chairman of the Audit Committee is Tryon (Tarrnie) Williams who is a financial expert. Mr. Williams is "independent" as that term is defined under the rules of the Nasdaq National Market.

                                 CODE OF ETHICS

The Company does not have a Code of Ethics but plans to adopt a Code of Ethics in the upcoming fiscal year.

                     PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The fees billed by KPMG LLP for the indicated services performed during fiscal 2004, fiscal 2003 and fiscal 2002 were as follows:

                                         FISCAL 2004   FISCAL 2003   FISCAL 2002
                                         -----------   -----------   -----------
Audit fees                               Cdn$229,297   Cdn$ 55,900   Cdn$ 67,330
Audit-related fees                            30,154       122,448        44,065
Tax fees                                      75,460        70,510            --
All other fees                                    --            --            --
                                         -----------   -----------   -----------
Total fees                               Cdn$334,911   Cdn$248,858   Cdn$111,395
                                         ===========   ===========   ===========

Audit fees: Consists of fees related to professional services rendered in connection with the audit of our annual financial statements, the reviews of the financial statements included in each of our Quarterly Reports on Form 6-K and accounting consultations that relate to the audited financial statements and are necessary to comply with generally accepted auditing standards.

Audit-related fees: Consists of fees for assurance and related services and consisted primarily professional services rendered in connection with equity financings.

Tax fees: Consists of fees billed for professional services related to federal and state tax return preparation.

All other fees: Consists primarily of fees for a subscription to electronic research materials.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors. All fees billed by outside auditors incurred in 2004 were pre-approved by the audit committee. Our audit committee has determined that KPMG's rendering of all other non-audit services is compatible with maintaining auditor independence.

The audit committee's policy is to pre-approve all audit and permissible non-audit services performed by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally provided for particular services or categories of services, including planned services, project based services and routine consultations projects. Each category is subject to a specific budget or quarterly dollar amount. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the independent auditor is required to provide detailed back-up documentation at the time of approval.

     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASE

Neither we, nor any affiliated purchaser, made any purchase of our equity securities for the year ended December 31, 2004.

                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

                        Consolidated Financial Statements
                      (Expressed in United States dollars)

                             INFOWAVE SOFTWARE, INC.

                  Years ended December 31, 2004, 2003 and 2002

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Infowave Software, Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements.


KPMG LLP (Signed)
Chartered Accountants

Vancouver, Canada
February 28, 2005

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2(a) to the financial statements. Our report to the shareholders dated February 28, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


KPMG LLP (Signed)
Chartered Accountants

Vancouver, Canada
February 28, 2005

INFOWAVE SOFTWARE, INC.
Consolidated Balance Sheets
(Expressed in United States dollars)

December 31, 2004 and 2003

                                                                          2004           2003
                                                                      ------------   ------------
                                                                                      (Restated -
                                                                                      note 2(q))
Assets

Current assets:
   Cash and cash equivalents                                          $  2,911,108   $  4,911,605
   Restricted cash (notes 15(b) and 18)                                    980,013             --
   Short-term investments                                                       --        227,393
   Accounts receivable, net of allowance of nil (2003 - $70,094)           560,334        331,202
   Technology Partnership Canada ("TPC") receivable (note 4)             1,101,833        798,038
   Prepaid expenses (note 5)                                               160,881        334,534
                                                                      ------------   ------------
                                                                         5,714,169      6,602,772
Fixed assets (note 6)                                                      360,999        526,330
Intellectual property assets held for sale (note 7)                      1,091,274      1,018,681
Other intangible assets (note 8)                                         6,306,697      1,562,566
Goodwill (note 3(a))                                                     3,426,565             --
Deferred transaction costs (notes 3(a) and 18)                             954,710        225,000
                                                                      ------------   ------------
                                                                      $ 17,854,414   $  9,935,349
                                                                      ============   ============

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities                           $  1,313,039   $  1,333,064
   Convertible promissory notes (note 9)                                   278,836             --
   Deferred revenue                                                        173,835        284,800
                                                                      ------------   ------------
                                                                         1,765,710      1,617,864

Convertible promissory note (note 9)                                        87,027             --

Shareholders' equity:
   Share capital (note 11(b)):
      Authorized: Unlimited voting common shares without par value
      Issued: 237,145,351 (2003 - 148,369,989) common shares           81,273,081     65,759,745
   Additional paid in capital                                               15,941         15,941
   Contributed Surplus (notes 2(q), 3(a) and 9)                          1,006,082        273,343
   Other equity instruments (note 11(g))                                 3,614,695      2,368,803
   Deficit                                                             (70,936,761)   (60,432,550)
   Cumulative translation account                                        1,028,639        332,203
                                                                      ------------   ------------
                                                                        16,001,677      8,317,485
                                                                      ------------   ------------
                                                                      $ 17,854,414   $  9,935,349
                                                                      ============   ============

Continuing operations (note 2(a))
Commitments and contingencies (note 15)
Subsequent events (notes 13 and 18)

See accompanying notes to consolidated financial statements

INFOWAVE SOFTWARE, INC.
Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended December 31, 2004, 2003 and 2002

                                                         2004           2003           2002
                                                     ------------   ------------   -----------
                                                                     (Restated -   (Restated -
                                                                     note 2(q))     note 2(q))
Revenue:
   Sales                                             $  4,104,034   $  1,624,820   $ 1,821,041
   Cost of sales                                        1,773,119        199,704       408,654
                                                     ------------   ------------   -----------
                                                        2,330,915      1,425,116     1,412,387

Expenses:
   Research and development (note 4)                    2,502,132      1,956,933     2,538,489
   Sales and marketing                                  3,340,049      2,090,419     3,905,790
   Administration                                       2,953,701      1,896,182     2,044,343
   Restructuring (note 12)                                287,631             --     1,415,380
   Impairment (notes 8 and 9)                             412,632        614,578            --
   Depreciation and amortization                        1,792,185        885,746     1,383,675
                                                     ------------   ------------   -----------
                                                       11,288,330      7,443,858    11,287,677
                                                     ------------   ------------   -----------

Loss before interest, other expenses and
   non-controlling interest                             8,957,415      6,018,742     9,875,290

Other earnings (expenses):
   Interest income and other earnings                      73,530         84,731        70,189
   Interest expense (note 11(f)(ii))                   (1,106,513)        (9,542)       (7,958)
   Foreign exchange loss                                 (586,121)       (35,305)      (14,556)
                                                     ------------   ------------   -----------
                                                       (1,619,104)        39,884        47,675
                                                     ------------   ------------   -----------

Loss for the year, before non controlling interest     10,576,519      5,978,858     9,827,615
Non-controlling interest (note 3(a))                      (72,308)            --            --
                                                     ------------   ------------   -----------
Loss for the year                                      10,504,211      5,978,858     9,827,615
Deficit, beginning of year                             60,432,550     54,453,692    44,626,077
                                                     ------------   ------------   -----------
Deficit, end of year                                 $ 70,936,761   $ 60,432,550   $54,453,692
                                                     ============   ============   ===========
Loss per share, basic and diluted                    $       0.05   $       0.06   $      0.19
                                                     ============   ============   ===========
Weighted average number of shares outstanding         223,996,067    104,913,864    52,877,973
                                                     ============   ============   ===========

See accompanying notes to consolidated financial statements.

INFOWAVE SOFTWARE, INC.

Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended December 31, 2004, 2003 and 2002

                                                              2004           2003          2002
                                                          ------------   -----------   -----------
                                                                         (Restated -   (Restated -
                                                                          note 2(q))    note 2(q))
Cash flows from operations:
   Loss for the year                                      $(10,504,211)  $(5,978,858)  $(9,827,615)
   Items not involving cash:
      Depreciation and amortization                          1,792,185       885,746     1,383,675
      Amortization of TPC warrants (note 4)                    113,611       218,292            --
      Impairment (notes 8 and 12)                              412,632       614,578       777,753
      Non-cash interest and financing costs                  1,101,380            --            --
      Stock-based compensation (note 11(c))                  1,636,325       379,463       127,491
      Allowance for obsolescence of inventory                       --         1,071        46,206
      Non-controlling interest                                 (72,308)           --            --
   Changes in non-cash operating working capital:
      Accounts receivable                                       85,700       138,224     1,067,848
      TPC receivable                                          (231,541)     (737,446)           --
      Inventory                                                     --            --        49,891
      Prepaid expenses                                         320,815      (156,729)       48,918
      Accounts payable and accrued liabilities                (931,417)      243,931    (1,090,219)
      Deferred revenue                                        (305,312)     (147,487)       82,302
                                                          ------------   -----------   -----------
                                                            (6,582,141)   (4,539,215)   (7,333,750)

Cash flows from investing activities:
   Redemption (purchase) of short-term investments, net        223,322       190,360        (6,371)
   Purchase of fixed assets                                    (28,736)     (201,984)     (113,717)
   Purchase of intangible assets                               (48,688)           --       (25,604)
   Proceeds on disposal of assets                                   --            --        11,807
   Acquisition costs, net of cash acquired                     145,542      (380,250)           --
   Deferred transaction costs (note 18)                       (938,358)           --            --
                                                          ------------   -----------   -----------
                                                              (646,918)     (391,874)     (133,885)

Cash flows from financing activities:
   Issuance of shares and special warrants for cash,
      net of issue costs                                     5,659,468     6,624,025     1,031,657

Foreign exchange gain on cash and cash
   equivalents held in a foreign currency                      549,107       462,740       104,177
                                                          ------------   -----------   -----------
Increase (decrease) in cash and cash equivalents            (1,020,484)    2,155,676    (6,331,801)
Cash and cash equivalents, beginning of year                 4,911,605     2,755,929     9,087,730
Less restricted cash                                          (980,013)           --            --
                                                          ------------   -----------   -----------
Cash and cash equivalents, end of year                    $  2,911,108   $ 4,911,605   $ 2,755,929
                                                          ============   ===========   ===========

INFOWAVE SOFTWARE, INC.

(Expressed in United States dollars)

Years ended December 31, 2004, 2003 and 2002

                                                        2004         2003          2002
                                                     ----------   -----------   -----------
                                                                  (Restated -   (Restated -
                                                                   note 2(q))    note 2(q))
Supplementary information:
   Interest paid                                     $    5,883    $    4,487   $     7,958
   Interest received                                     74,749        70,702        70,189
   Non-cash transactions:
      Issuance of common shares and warrants
         on acquisitions (notes 3 and 7)                 8,960,510     2,301,105            --
      Conversion of special warrants into
         common shares                                          --            --    13,095,742
      Issuance of convertible debt in exchange
         for intangible assets acquired                    350,000            --            --
      Stock options assumed as part of acquisition
         (note 3(a))                                       264,091            --            --
      Issuance of shares in lieu of severance as
         part of acquisition (note 3(a))                   563,500            --            --
      Issuance of shares for management bonus              117,348       158,236            --
      Issuance of shares for services performed            150,000            --            --
      Issuance of shares as part of acquisition
         (note 7)                                               --       885,000            --

See accompanying notes to consolidated financial statements.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2004, 2003 and 2002

1.   OPERATIONS:

     Infowave Software, Inc. (the "Company") was incorporated pursuant to the provisions of the Company Act (British Columbia) under the name "GDT Softworks Inc." in 1984 then continued under the CBCA on June 30, 2003. Infowave's name was changed to "Wireless Messaging Incorporated" in 1997 and to "Infowave Software, Inc." in 1998.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Continuing operations:

          These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during each of the three years ended December 31, 2004. To date, the Company has financed its continuing operations through revenue and equity financing. Continued operations of the Company will depend upon the attainment of profitable operations, which may require the successful completion of additional external financing arrangements.

          Together with estimated revenue, the exercise of options and warrants and the recent corporate reorganization in January 2005 (note 18) with gross proceeds of approximately Cdn$5.45 million, existing working capital is expected to be sufficient to meet the Company's projected working capital and cash requirements for the foreseeable future. However, unanticipated costs and expenses or lower than anticipated revenue could necessitate additional financing or reductions in expenditures which may include further restructuring of the Company. There can be no assurance that such financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available or reductions in expenditures are required, the Company may not be able to or may be delayed in being able to continue to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing in order to satisfy its working capital and other cash requirements.

     (b)  Basis of presentation:

          These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries Telispark, Inc. (note 3(a)) and Infowave USA Inc. All intercompany transactions and balances have been eliminated on consolidation. Material differences between the accounting principles used in these financial statements and accounting principles generally accepted in the United States are disclosed in note 19.

     (c)  Cash and cash equivalents:

          Cash and cash equivalents include short-term deposits, which are highly liquid interest bearing marketable securities with maturities of ninety days or less when acquired. Short-term deposits are valued at cost.

     (d)  Government assistance:

          Government assistance is recorded as either a reduction of the cost of the applicable fixed assets or credited against related expenses incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Company and the nature of the costs incurred. Government assistance is recognized when receipt of the assistance is reasonably assured. The Company recognizes the liability to repay the government assistance in the period in which conditions arise that will cause the assistance to be repayable.

     (e)  Short-term investments:

          Short-term investments, which consist of investment grade interest bearing securities having terms to maturity when acquired of greater than ninety days but less than one year, are stated at the lower of cost and fair market value. Short-term investments include accrued interest on interest bearing securities classified as short-term investments.

     (f)  Inventory:

          Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

     (g)  Fixed assets:

          Fixed assets are recorded at cost. Depreciation is provided using the following methods and annual rates:

          Asset                                               Basis           Rate
          -----                                               -----           ----
          Computer equipment and system software            Straight-line   3 years
          Computer software                                 Straight-line   2 years
          Leasehold improvements                            Straight-line   5 years
          Office equipment                              Declining balance        20%
          Software licences and purchased source code   Declining balance        30%

     (h) Intangible assets:

          Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

          Intangible assets acquired in acquisitions (note 3) with finite useful lives are amortized using the straight-line method over their estimated lives which range from 3 to 7 years. The amortization methods and estimated useful lives of intangible assets are reviewed at least annually.

     (i)  Impairment of long-lived assets:

          In December 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets". This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaced the write-down provisions of Section 3061, "Property, Plant and Equipment". In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company adopted Section 3063 on January 1, 2003. Prior to the adoption of the Section 3063, the impairment to be recognized was measured by the amount by which the carrying amount of the assets exceeds the excess of the carrying value over the undiscounted expected cash flows.

     (j)  Assets held for disposal:

          In December 2002, the CICA issued Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which applies to disposal activities initiated on or after May 1, 2003. This new section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets. Under Section 3475, assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Section 3475 replaced the disposal provisions of Section 3061, "Property, Plant and Equipment" and Section 3475, "Discontinued Operations".

     (k)  Goodwill:

          Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

          Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, in this case the net assets of the Company, is compared with its fair value. When the fair value of the Company exceeds the carrying value of its net assets, goodwill of the Company is considered not to be impaired and the second step of the impairment test is unnecessary.

          The second step is carried out when the carrying amount of the Company's net assets exceeds the Company's fair value, in which case, the implied fair value of the Company's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the Company as if it was the purchase price. When the carrying amount of Company's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations.

     (l)  Income taxes:

          Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

     (m)  Translation of foreign currency:

          These consolidated financial statements are presented in U.S. dollars although the Company uses the Canadian dollar as its functional currency.

          For consolidation purposes, the financial statements of the Company's self-sustaining foreign subsidiary, Telispark Inc., have been translated from U.S. dollars into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at rates of exchange in effect at the balance sheet date. Revenue and expenses are translated at rates in effect at the time of the transaction. The financial statements of the Company's integrated foreign subsidiary, Infowave USA Inc., have been translated from U.S. dollars into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities, and non-monetary assets and liabilities carried at market, are translated at rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities other than those carried at market are translated at historical rates of exchange. Revenue and expenses are translated at rates of exchange in effect at the time of the transaction, except for depreciation and amortization which are translated at the same rates of exchange as related assets. Gains and losses on translation are included in income.

          The consolidated Canadian dollar financial statements are translated into U.S. dollars for reporting purposes using the current rate method. Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity on the balance sheet.

     (n)  Revenue recognition:

          Revenue from the license of software products is recognized when all of the following criteria have been met: (i) persuasive evidence of an arrangement exists; (ii) the product has been delivered; (iii) the fee is fixed and determinable; and (iv) the collection of the fee is probable. An allowance for future returns is recorded at the time revenue is recognized based on estimated future returns including returns of older product versions. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue.

          Revenue on software development and professional services contracts are recognized on the percentage of completion basis. The basis of measurement in determining the work accomplished is hours of work completed. Payments received in advance for software support and maintenance are deferred and amortized over the term of the contract. The Company believes that its accounting policies comply with Statement of Position ("SOP") 97-2 issued by the American Institute of Certified Public Accountants as amended.

     (o)  Cost of sales:

          Cost of sales includes the costs related to the delivery of professional implementation and customization and the cost of commissions, royalties, hardware, packaging and distribution costs associated with software license revenue.

     (p)  Research and development costs:

          Research costs are expensed as incurred. Development costs are expensed as incurred unless certain specific criteria for deferral have been met. No development costs have been deferred in the years ended December 31, 2004, 2003 and 2002 as the criteria for deferral were not met.

     (q)  Stock-based compensation:

          The Company has a stock-based compensation plan, which is described in note 11(d). The Company accounts for all stock-based payments granted to employees and non-employees on or after January 1, 2002, using the fair value based method as per the amendment by the CICA Accounting Standards Boards to the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" which requires entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Prior to the adoption of the new standard, the Company used the intrinsic value method of accounting for employee stock-based compensation. No compensation expense for options issued to its employees was recognized.

          Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus.

          In accordance with the transition provisions of Section 3870, this change in accounting policy has been applied retroactively and the amounts presented for prior periods have been restated for this change. The effect of this change is to increase net loss for the twelve months ended December 31 by $458,559 in 2004 and $221,227 in 2003. Opening deficit for 2004 was increased by $332,777 reflecting the cumulative effect of the change in accounting policy. The impact of this restatement on the December 31, 2003 consolidated financial statements is as follows:

                                                                      Adjustment
                                                   As previously   for stock-based
                                                      reported       compensation       Restated
                                                   -------------   ---------------   -------------
          As at December 31, 2003:
             Deficit                               $(60,099,773)      $(332,777)     $(60,432,550)
             Share capital                           65,700,311          59,434        65,759,745
             Contributed surplus                             --         273,343           273,343
                                                   ------------       ---------      ------------
          Twelve months ended December 31, 2003:
             Research and development              $  1,879,868       $  77,065      $  1,956,933
             Sales and marketing                      2,013,556          76,863         2,090,419
             Administration                           1,828,883          67,299         1,896,182
             Net loss for the period                  5,757,631         221,227         5,978,858
             Net loss per share                    $       0.05       $    0.01      $       0.06
                                                   ------------       ---------      ------------
          Twelve months ended December 31, 2002:
             Research and development              $  2,505,329       $  33,160      $  2,538,489
             Sales and marketing                      3,855,068          50,722         3,905,790
             Administration                           2,016,675          27,668         2,044,343
             Net loss for the period                  9,716,065         111,550         9,827,615
             Net loss per share                    $       0.18       $    0.01      $       0.19
                                                   ------------       ---------      ------------

          Stock-based payments to non-employees are measured at the fair value of the consideration received and are recognized as the options are earned.

     (r)  Advertising costs:

          Expenditures related to advertising are expensed in the period the first associated advertising takes place.

     (s)  Financing costs:

          Financing costs incurred prior to the completion of a financing are deferred and are expensed if the financing is abandoned. If the transaction is completed, all financing costs are recorded as a reduction of the stated value of the applicable equity.

     (t)  Loss per share:

          Basic loss per share has been calculated using the weighted average number of common shares outstanding. For purposes of the weighted average shares outstanding, shares held in escrow pursuant to the employee incentive plan and employment agreements are excluded from the calculation as they are considered contingently issuable.

          Diluted per share amounts are calculated using the treasury stock method. Dilutive securities, such as stock options and warrants, are included in the calculation of diluted per share amounts only if the market price of the underlying common shares exceeds the exercise price. As the effect of all outstanding options and warrants is anti-dilutive, diluted loss per share does not differ from basic loss per share.

     (u)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. In particular, management estimates are required in the determination of provisions for doubtful accounts receivable and sales returns. Actual results could differ from those estimates.

     (v)  Comparative figures:

          Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.   ACQUISITIONS:

     (a)  Telispark acquisition:

          On January 7, 2004, the Company entered into a Stock Purchase Agreement under which it acquired control of all of the outstanding shares of Telispark Inc. ("Telispark"), a provider of enterprise mobility applications ("EMA") software solutions based in Arlington, Virginia.

          Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 common shares for the purchase of all of the issued and outstanding common shares of Telispark in two tranches. Infowave had completed the initial purchase of 75.9% of Telispark's shares on January 8, 2004. Infowave also granted options to Telispark's employees, which will be exercisable into 1,901,865 common shares of the Company.

          After obtaining its shareholders' approval, Infowave acquired the remaining 24.1% of Telispark common shares by issuing an additional 11,122,136 common shares on April 2, 2004, at which time Telispark became a wholly owned subsidiary of the Company.

          The results of Telispark's operations are included in the Company's consolidated financial statements starting from January 8, 2004.

          The transaction has been accounted for as a business combination by using the purchase method, with Infowave identified as the acquirer. The purchase price has been assigned as follows, as determined through an independent valuation and management's best estimates:

                                              1st Tranche   2nd Tranche
                                               January 7,     April 2,
                                                  2004          2004         Total
                                              -----------   -----------   -----------
          Intangible assets:
             Intellectual property            $4,592,956    $1,457,768    $ 6,050,724
             Patents                              37,954        12,046         50,000
             Customer relationships               18,515         6,485         25,000
                                              ----------    ----------    -----------
                                               4,649,425     1,476,299      6,125,724
             Deferred compensation               809,466       257,024      1,066,490
             Current assets                      659,182            --        659,182
             Fixed assets                         85,664            --         85,664
             Current liabilities                (511,420)           --       (511,420)
             Goodwill                          3,001,081       425,484      3,426,565
                                              ----------    ----------    -----------
                                              $8,693,398    $2,158,807    $10,852,205
                                              ==========    ==========    ===========
          Consideration of fair value:
             Common shares                    $6,801,703    $2,158,807    $ 8,960,510
             Employee stock options assumed      264,091            --        264,091
             Severance costs                     669,592            --        669,592
             Transaction costs                   958,012            --        958,012
                                              ----------    ----------    -----------
             Purchase price                   $8,693,398    $2,158,807    $10,852,205
                                              ==========    ==========    ===========

          The fair value of the Infowave common shares issued to effect the acquisition has been determined using an average market price of $0.19 per common share based on the average closing price of the stock on the Toronto Stock Exchange, as Infowave considers itself to trade in an active and liquid market, for the four days leading up to and including the date of announcement.

          The fair value of the 1,901,865 common stock options assumed by Infowave for employees of Telispark of $264,091 was determined using a Black-Scholes model and the following assumptions: volatility of 135%, risk-free interest rate of 2.3%, term to expiry of 3 years, exercise price of $0.11, and a fair value of the underlying common stock on the date of grant equal to $0.19 per share.

          In connection with post-acquisition restructuring for Telispark employees, the Company committed to pay severance totalling $669,592 of which $106,092 was settled in cash and $563,500 was settled through the issuance of 3,053,214 shares of Infowave common stock during the year ended December 31, 2004. As of December 31, 2004, no unpaid severance amounts related to the acquisition remain outstanding.

          Transaction costs represent legal and professional fees of $958,012 incurred in the acquisition. $225,000 had been accrued and recorded as deferred transaction costs as of December 31, 2003.

          The deferred compensation totalling $1,066,490 was fully amortized for the year ended December 31, 2004.

          There would be no material impact on revenue, loss or loss per share for the year ended December 31, 2004 if this acquisition had been effective January 1, 2004. The following table presents unaudited pro forma results of operations for the twelve months ended December 31, 2003 as if the acquisition of Telispark had occurred on January 1, 2003, and excludes the pro forma effect of the acquisition of Hidden Mind (note 3(b)). The unaudited pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of the periods presented, nor is it necessarily indicative of results that may occur in the future.

                                                                    December 31,
                                                                        2003
                                                                    ------------
          Revenue                                                    $ 4,897,654
          Loss for the period                                         11,644,233
                                                                     ===========
          Loss per share                                             $      0.08
                                                                     ===========

     (b)  HiddenMind acquisition:

          On July 4, 2003, the Company completed the acquisition of substantially all of the business and assets of HiddenMind Technology, LLC ("HiddenMind"), a wireless software company based in Cary, North Carolina. Under the terms of the Asset Purchase Agreement, Infowave acquired substantially all of the assets of HiddenMind in exchange for 14,966,034 units, each unit comprising one common share and one-half of a share purchase warrant to be issued to the shareholders of HiddenMind giving rise to an aggregate purchase price of $2,031,105 based on exchange rates in effect at the date the terms of the arrangement were agreed to and announced. Such amount has been allocated to the underlying warrants based on fair value estimates using the Black-Scholes pricing model as to $537,415 and $1,493,690 to the underlying common shares (note 11(f)(iv)).

          The transaction has been accounted for as a business combination by the purchase method, with Infowave identified as the acquirer. The fair value of the consideration issued has been assigned to the assets acquired based on their fair values, as determined through an independent valuation at the consummation date of the acquisition.

          The following table summarizes the estimated fair value of the assets acquired at the date of acquisition.

          Intellectual property                                       $2,013,605
          Employment contracts                                           292,500
          Patents                                                         50,000
          Customer relationship                                           25,000
          Computer equipment                                             150,000
                                                                      ----------
          Total assets acquired                                       $2,531,105
                                                                      ==========
          Consideration:
             Common shares and warrants                               $2,031,105
             Acquisition costs                                           500,000
                                                                      ----------
                                                                      $2,531,105
                                                                      ==========

          The following table presents unaudited pro forma results of operations for the years ended December 31, 2003 and 2002 as if the acquisition of HiddenMind had occurred on January 1, 2002, and excludes the pro forma effect of the acquisition of Telespark (note 3(a)). The unaudited pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of the periods presented, nor is it necessarily indicative of results that may occur in the future.

                                                           2003          2002
                                                       (unaudited)   (unaudited)
                                                       -----------   -----------
          Revenue                                       $1,728,560   $ 2,582,825
          Loss for the year                              7,617,693    30,120,105
                                                        ==========   ===========
          Loss per share                                $     0.05   $      0.40
                                                        ==========   ===========

4.   TECHNOLOGY PARTNERSHIP CANADA RECEIVABLE:

     On December 9, 2003, Infowave announced that it had received a $5.6 million (Cdn$7.3 million) investment commitment from Technology Partnerships Canada ("TPC"), an agency of Industry Canada, to support research and development in wireless networking. This investment is part of a $20.5 million (Cdn$26.5 million) project by Infowave to develop a software platform for secure wireless networking through mobile devices. This investment will be provided to Infowave over time and is based on a contribution equal to 27.5% of eligible costs. Infowave has agreed to pay a royalty on gross sales and, subject to regulatory approval, will issue to TPC $1.5 million (Cdn$2 million) worth of five-year common share purchase warrants on or after October 1, 2005 with an exercise price equal to the then current value of the common shares.

     As a result of this obligation, the fair value of the warrants of Cdn$2 million is being recognized over time as an increase to other equity instruments (note 11(g)) and expensed to offset the funding benefit recognized, based on the proportion of the amount received from TPC funding relative to the total funding approved.

     On April 13, 2004, the Company announced that it had been advised by TPC that it was withholding payments on funding claims submitted to date by the Company until the completion of an audit as to the contract award process. As a result, no claims were made in the quarters ended June 30, 2004 and March 31, 2004 and the Company had ceased to record any TPC benefit until the final audit outcome was known.

     On July 29, 2004, the Company was advised by TPC that, as a result of TPC's review of contribution agreements with several companies, including the Company, TPC was of the view that the Company had breached the terms of the contribution agreement that restricted the use of third parties to secure the agreement. Based on the results of an audit of the TPC contract award process, Industry Canada has taken the position that Infowave breached the terms of its funding agreement by structuring its compensation as a commission, to a third party consultant, whom was not properly registered under the Lobbyist Registration Act.

     On August 25, 2004, the Company reached an agreement with Industry Canada, with certain provisions of its funding agreement with TPC. Under the terms of the amended agreement, TPC will reduce its funding to Infowave by 15 per cent or Cdn$1.1 million. This will reduce Infowave's total TPC funding from Cdn$7.3 million to Cdn$6.2 million. This Cdn$1.1 million is the same amount Infowave was to pay the third party consultant for its assistance in developing Infowave's technology road map and with its application for TPC funding. As previously disclosed in Infowave's 2003 annual report, Infowave and the third party consultant cancelled their agreement in February 2004 with no obligation for any payment to the consultant by Infowave.

     During the year ended December 31, 2004, funding benefits of $231,540 were recognized and warrant expense of $113,611 was amortized. The Company claimed the benefit of $117,930, net of amortization of warrants, as a reduction of research and development expense for the current year ended. At December 31, 2004, TPC receivable totalled $1,101,833, and $355,656 was recognized as other equity instruments in connection with the Company's cumulative obligation to issue the warrants in the future (note 11(g)).

5.   PREPAID EXPENSES:

     In September 2003, the Company entered into a Custom Development and Services Agreement with Sproqit, an unrelated third party, whereby the Company engaged Sproqit to develop mobile communication software interface for a total of $350,000. The Company also provided Sproqit with a commitment to provide an advance up to $200,000. During the year ended December 31, 2003, the Company advanced a total of $400,000 to Sproqit pursuant to the Agreement. Sproqit completed approximately $295,000 in services by December 31, 2003. The balance of the Company's advance, net of development costs incurred at December 31, 2003 of $105,000 was included in prepaid expenses. In March 2004, $55,000 was applied to the completion of development services by Sproqit and the balance of $50,000 was refunded by Sproqit to the Company.

6.   FIXED ASSETS:

                                                                 Accumulated   Net book
     2004                                             Cost      depreciation     value
     ----                                          ----------   ------------   --------
     Computer equipment and system software        $2,984,259    $2,801,121    $183,138
     Computer software                              2,616,965     2,571,147      45,818
     Leasehold improvements                           136,260       116,450      19,810
     Office equipment                                 296,747       212,064      84,683
     Software licenses and purchased source code       79,360        51,810      27,550
                                                   ----------    ----------    --------
                                                   $6,113,591    $5,752,592    $360,999
                                                   ==========    ==========    ========

                                                                 Accumulated   Net book
     2003                                             Cost      depreciation     value
     ----                                          ----------   ------------   --------
     Computer equipment and system software        $1,940,519    $1,721,724    $218,795
     Computer software                              2,409,153     2,267,635     141,518
     Leasehold improvements                           126,808        83,250      43,558
     Office equipment                                 203,150       118,254      84,896
     Software licenses and purchased source code       73,855        36,292      37,563
                                                   ----------    ----------    --------
                                                   $4,753,485    $4,227,155    $526,330
                                                   ==========    ==========    ========

7.   INTELLECTUAL PROPERTY ASSETS HELD FOR SALE:

     On October 21, 2003, the Company acquired intellectual property assets of Sproqit Technologies, Inc ("Sproqit"), a wireless software company based in Kirkland, Washington. Sproqit offers a mobile application platform that enables users to obtain email and other data via hand held personal digital assistant and smartphone wireless devices running various operating systems. Under the terms of the acquisition agreement, the Company acquired all of the intellectual property assets of Sproqit and in consideration issued 4,038,550 common shares to Sproqit. The value assigned to the intellectual property assets was determined as follows:

     Consideration:
        Common shares       $  885,000
        Acquisition costs      142,603
                            ----------
                            $1,027,603
                            ==========

     The common shares are subject to a four-month hold period. Sproqit holds an option for one year to purchase back all of the intellectual property assets sold to the Company for cash consideration equal to the original purchase price plus a premium of 20%. Pursuant to the Option Agreement, dated September 23, 2003 between Infowave and Sproqit, in the event that the purchase option is exercised by Sproqit, Infowave will license the intellectual property on an exclusive basis in its core markets at preferential royalty rates. In the event that the option is not exercised by Sproqit, Infowave will retain ownership of the intellectual property with no future royalties payable to Sproqit. In December 2003, management determined that these intellectual property assets were non-strategic for the Company. As such the Company and Sproqit agreed to extend the Option Agreement for an additional year. The intellectual property assets have been classified as assets held for sale in these consolidated balance sheets as of December 31, 2004 in anticipation of such option exercise by Sproqit before the expiration of the Option Agreement in September 2005. The difference in the value at the date of acquisition and the carrying value at $1,091,724 at December 31, 2004 is due to the effect of foreign exchange rate changes.

8.   OTHER INTANGIBLE ASSETS:

     Intangible assets as of December 31, 2004 comprise the following:

                                            Accumulated
                                           amortization     Net book
                                Cost      and write-down      value
                             ----------   --------------   ----------
     Intellectual property   $8,517,270     $2,432,063     $6,085,207
     Employment contracts       339,891        215,212        124,679
     Patents                    109,152         44,612         64,540
     Customer relationship       54,576         22,305         32,271
                             ----------     ----------     ----------
                             $9,020,889     $2,714,192     $6,306,697
                             ==========     ==========     ==========

     Intangible assets as of December 31, 2003 comprise the following:

                                            Accumulated
                                           amortization     Net book
                                Cost      and write-down      value
                             ----------   --------------   ----------
                                             (note 13)
     Intellectual property   $2,177,543     $  856,622     $1,320,921
     Employment contracts       316,314        123,984        192,330
     Patents                     54,071         21,194         32,877
     Customer relationship       27,035         10,597         16,438
                             ----------     ----------     ----------
                             $2,574,963     $1,012,397     $1,562,566
                             ==========     ==========     ==========

     During the year ended December 31, 2003, the Company reassessed the portfolio of its intellectual property assets and their future cash flow projections and determined that certain assets were not recoverable. The Company recorded an impairment loss of $614,578 during the year ended December 31, 2003, primarily on the intangible assets acquired from HiddenMind (note 3). The impairment charge is equal to the amount by which the asset's carrying amount exceeded the net present value of the estimated discounted future cash flows.

9.   CONVERTIBLE PROMISSORY NOTES:

     On September 1, 2004, the Company announced that it had resolved its outstanding dispute with Visto, over certain patented technology and entered into a settlement agreement that settled all claims between the two companies. As part of the settlement, the Company acknowledged the validity of Visto's complete patent portfolio and in exchange was granted a royalty-bearing license to those patents.

     Under terms of the settlement agreement, in addition to the royalties payable, Infowave agreed to pay $400,000 for the licence to use the patented technology. The Company paid $50,000 of the obligation in cash. The remaining obligation of $350,000 has been settled by issuing four convertible promissory notes (the "Notes"), each with a balance of $87,500. The Notes have maturity dates of February 28, 2005, May 31, 2005, December 31, 2005 and August 31, 2006, respectively. The notes are convertible into Infowave common stock at any time prior to their respective maturity dates, are unsecured, and bear interest at 6% only on any balance remaining unpaid after their maturity dates. As of December 31, 2004, three of these notes will mature within the next 12 months.

     In accordance with Canadian generally accepted accounting principles, the Company has estimated the fair value of each note by discounting its face value at maturity back to the issuance date at a rate of 6%, being the Company's best estimate of its incremental rate of borrowing on similar instruments in the absence of any conversion feature. The remainder of the $400,000 consideration, being $16,163, has been attributed to the conversion feature and recorded as contributed surplus. The resulting discount on each note is being accreted to expense over the period to maturity using the interest method.

     The Company has assessed the potential impairment of its non-exclusive license to Visto Corporation's Patent Portfolio acquired during the year ended December 31, 2004 due to the significant uncertainty regarding the probable future economic benefit associated with this asset. As the Company does not attribute the generation of future cash flows as being directly attributable to this asset, it has written down this asset to its estimated fair value of nil as at December 31, 2004.

10.  CREDIT FACILITY:

     On March 8, 2002, the Company entered into a convertible loan agreement with a strategic partner for a convertible revolving loan of up to $2,000,000. The principal amount outstanding under the loan bears interest at the prime rate plus 3.25% and may be converted into common shares of the Company at a price of US$1.00 per share, which was greater than the market price at that date, at any time up to March 8, 2005, subject to adjustment in certain circumstances. The Company may draw down amounts under the loan provided that certain standard working capital conditions and revenue targets are met. The convertible loan will be secured by certain assets of the Company, excluding its intellectual property. As at December 31, 2004, no amounts have been drawn down from this as loan, and as the Company has not met its revenue target in 2004, no amounts were available under the credit facility.

11.  SHARE CAPITAL:

     The share capital of the Company is as follows:

     (a) Authorized:

          Unlimited voting common shares without par value (2003 - 200,000,000).

     (b) Issued:

                                                                              Number
                                                                            of shares       Amount
                                                                           -----------   -----------
     Balance, December 31, 2001                                             23,440,203   $42,447,141

     Share issuance pursuant to a private placement,
        net of issue costs of $1,791,510                                    34,121,289    13,095,742
     Share issuance pursuant to exercise of share options                      193,086        41,488
     Share issuance pursuant to a private placement,
        net of issue costs of $132,807                                       8,685,000       954,989
                                                                           -----------   -----------
     Balance, December 31, 2002                                             66,439,578    56,539,360

     Share issuance pursuant to a private placement, net of
        issue costs of $330,827                                             29,942,114     3,253,068
     Share issuance pursuant to the acquisition of HiddenMind
        (notes 3(b) and 11(f)(iv))                                          14,966,034     1,493,690
     Share issuance pursuant to the private placement with the
        majority shareholder of HiddenMind (note 11(f)(iii))                29,473,684     2,950,222
     Share issuance pursuant to exercise of share options                      749,750        99,875
     Share issuance pursuant to exercise of purchase warrants                1,341,781       234,966
     Share issuance pursuant to exercise of agent warrants                     493,498        85,894
     Share issuance pursuant to management bonus (note 11(c))                  925,000       158,236
     Share issuance pursuant to Sproqit acquisition (note 7)                 4,038,550       885,000
     Stock-based compensation adjustment (note 2(q))                                --        59,434
                                                                           -----------   -----------

     Balance, December 31, 2003                                            148,369,989    65,759,745

     Share issuance pursuant to a private placement, net of
        issue costs of $316,304                                             28,231,818     4,237,642
     Share issuance pursuant to the acquisition of Telispark (note 3(a))    46,164,394     8,960,510
     Share issuance pursuant to the private placement with a significant
        shareholder                                                          5,956,818     1,000,000
     Share issuance pursuant to exercise of share options                      850,442       192,673
     Share issuance pursuant to exercise of purchase warrants                  996,576       164,222
     Share issuance pursuant to exercise of agent warrants                     927,736       151,241
     Share issuance pursuant to management bonus (note 11(c))                1,770,000       117,348
     Share issuance pursuant to severance                                    3,053,214       539,700
     Share issuance pursuant to services performed                             824,364       150,000
                                                                           -----------   -----------
     Balance, December 31, 2004                                            237,145,351   $81,273,081
                                                                           ===========   ===========

     (c) Management bonus:

          (i) On July 1, 2003, the Company paid stock bonuses to senior management for past services with the shares being issued at the fair market on the date of issue. The number of shares issued was 325,000 with a value of $49,486 (Cdn$68,250).

          (ii) On August 21, 2003, the Company paid a bonus of 600,000 shares with a value of $108,750 (Cdn$150,000) in lieu of cash.

          (iii)On September 14, 2004, the Company paid a bonus of 551,250 shares with a fair value of $42,348 (Cdn$55,125) in lieu of cash.

          (iv) On September 29, 2004, the Company paid a bonus of 1,218,750 shares with a fair value of $75,000 (Cdn$97,500) in lieu of cash.

     (d) Share purchase options:

          On June 15, 2004, the 2004 Stock Incentive Plan ("2004 Plan") was approved by the shareholders of the Company. The 2004 Plan serves as the successor to the Director and Employee Stock Option Plan as amended ("2003 Plan") and supercedes that plan. The 2004 Plan permits the board of directors to issue common shares to employees, directors, senior officers or consultants as a stock bonus for past services actually performed for the Company. Under the terms of the 2004 Plan, up to 2,925,000 common shares are reserved for issuance as stock bonuses. This is an increase from the "2003 Plan" of 2,000,000 common shares. As well, the 2004 Plan also increased the number of common shares available for issuance under stock options by 10,875,000. This brings the aggregate number of common shares which may be reserved for issuance to 26,925,333, of which 24,000,333 are reserved for issuance for stock options and 2,925,000 for issuance as stock bonuses.

          Options are granted and exercisable in Canadian dollars, vest over periods from three to four years and expire five years from the date of grant.

          A summary of the status of the Company's stock option plan as of December 31, 2004, 2003 and 2002 and changes during the periods ended on those dates is presented below:

                                                   2004                        2003                        2002
                                        -------------------------   -------------------------   -------------------------
                                                 Weighted                    Weighted                    Weighted
                                                 average                     average                     average
                                          Shares exercise price       Shares exercise price       Shares exercise price
                                        -------------------------   -------------------------   -------------------------
                                                      US$ / Cdn$                  US$ / Cdn$                  US$ / Cdn$
     Outstanding, beginning of year      7,837,392   $0.67 / 1.03    5,255,183   $1.78 / 2.77    6,416,689   $3.88 / 6.18
     Granted                            18,229,836    0.12 / 0.15    6,187,750    0.15 / 0.21    3,350,400    0.17 / 0.26
     Exercised                            (849,992)   0.13 / 0.17     (749,750)   0.14 / 0.19     (193,086)   0.23 / 0.35
     Cancelled                          (3,755,563)   0.90 / 1.17   (2,855,791)   1.90 / 2.66   (4,318,820)   3.84 / 5.99
                                        ----------   ------------   ----------   ------------   ----------   ------------
     Outstanding, end of year           21,461,673   $0.24 / 0.28    7,837,392   $0.80 / 1.03    5,255,183   $1.78 / 2.77
                                        ==========   ============   ==========   ============   ==========   ============
     Options exercisable, end of year    6,821,169   $0.47 / 0.57    3,621,166   $1.45 / 1.88    2,077,298   $3.17 / 4.94
                                        ==========   ============   ==========   ============   ==========   ============

          In October 2003, the Company's Board of Directors approved the cancellation of 1,000,000 options previously granted to a director.

          In November 2003, 2,500,000 options were granted to the Company's new President and Chief Executive Officer. This option grant is subject to shareholder approval. These were approved at the Annual General Meeting on June 15, 2004. For accounting purposes, these options are considered to have been granted in 2004.

          The following table summarizes information about stock options outstanding at December 31, 2004:

                                           Options outstanding                      Options exercisable
                             -----------------------------------------------   -----------------------------
                                Number          Weighted          Weighted        Number
                             outstanding,        average          average      exercisable,      Weighted
     Range of                December 31,       remaining         exercise     December 31,       average
     exercise prices             2004       contractual life       price           2004       exercise price
     ---------------         ------------   ----------------   -------------   ------------   --------------
     US$ / (Cdn$)                                                US$ / Cdn$                     US$ / Cdn$
     $0.10 to $0.63
        ($0.15 to $0.99)      21,210,707       3.69 years      $0.14 / $0.17     6,575,252     $0.17 / $0.20
     $0.64 to $1.28
        ($1.00 to $1.99)          52,000             1.93        1.29 / 1.55        51,500       1.29 / 1.55
     $1.29 to $1.92
        ($2.00 to $2.99)              --               --                 --            --                --
     $1.92 to $2.56
        ($3.00 to $3.99)              --               --                 --            --                --
     $2.57 to $3.84
        ($4.00 to $5.99)           8,800             1.13        4.01 / 4.83         8,250       4.01 / 4.83
     $3.85 to $5.12
        ($6.00 to $7.99)          87,333             1.04        5.10 / 6.14        83,334       5.06 / 6.10
     $5.13 to $6.41
        ($8.00 to $9.99)           3,300             0.62        7.06 / 8.50         3,300       7.06 / 8.50
     $6.41 to $7.69
        ($10.00 to $11.99)        59,933             0.69       8.76 / 10.55        59,933      8.76 / 10.55
     $7.70 to $9.61
        ($12.00 to $14.99)         9,600             0.39      10.54 / 12.70         9,600     10.54 / 12.70
     $9.62 to $12.82
        ($15.00 to $19.99)        16,800             0.44      14.48 / 17.44        16,800     14.48 / 17.44
     $12.83 to $41.37
        ($20.00 to $64.50)        13,200             0.18      53.54 / 64.50        13,200     53.54 / 64.50
                              ----------       ----------      -------------     ---------     -------------
     $0.10 to $41.37
        ($0.15 to $64.50)     21,461,673             3.18      $0.24 / $0.28     6,821,169     $0.47 / $0.57
                              ==========       ==========      =============     =========     =============

     (e)  Weighted average estimate:

          The weighted average estimated fair value at the date of grant for options granted during the year ended December 31, 2004 was $0.09 (Cdn$0.12) (2003 - $0.14 (Cdn$0.20)) per share.

          The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                                2004      2003
                                                              -------   -------
          Risk-free interest rate                                2.45%     2.75%
          Dividend yield                                          0.0%      0.0%
          Volatility factor                                       102%      110%
          Weighted average expected life of the options       3 years   5 years

          For the purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense on a straight-line basis over the vesting period.

     (f)  Share purchase warrants:

          (i) On March 11, 2004, the Company issued 28,231,818 Units at a price of $0.17 (Cdn$0.22) per unit for gross proceeds of $4,799,409 (Cdn$6,210,999). Each Unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share for a period of two years from the closing date at a price of Cdn$0.29 per common share.

          (ii) On January 7, 2004 the Company arranged a $3.0 million line of credit facility with a significant shareholder, as a condition to the acquisition of Telispark. The credit facility had been arranged to give Infowave access to additional working capital to carry out its current objectives. Any amounts borrowed under the credit facility would be repayable on December 31, 2005, together with interest accrued at a Canadian Chartered bank's prime rate plus eight per cent and 18.5 million warrants to purchase Infowave common share for a three year period at a price of $0.16 (Cdn$0.21). If Infowave arranges alternative equity or debt financing within 150 days, the amount available under the credit facility will be reduced by the amount of the additional financing.

               As of March 31, 2004 this credit facility was cancelled due to the Company's equity financing performed during the three month period ended March 31, 2004 in excess of the line of credit facility amount resulting in the fair value of the warrants issued being expensed.

               As consideration for providing the credit facility, Infowave issued warrants entitling the shareholder to acquire a minimum
               7.5 million common shares having a fair value of $1,108,528 (Cdn$1,451,839) on the date of grant. These warrants have been recorded as other equity instruments. Each warrant issuable under this arrangement entitles this shareholder to purchase one Infowave common share at a price of $0.16 (Cdn$0.21) for a period of three years. The credit facility and the issuance of warrants were subject to shareholders' approval. Such approval was obtained on March 30, 2004.

          (iii) On July 4, 2003, the Company issued 29,473,684 units at a price of $0.11 (Cdn$0.1425) per unit for gross proceeds of $3,000,000 to the former majority shareholder of HiddenMind. Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.15 (Cdn$0.19) per common share. The common shares and warrants comprising the units are subject to a four month hold period.

          (iv) On July 4, 2003, the Company completed the acquisition of substantially all of the business and assets of HiddenMind. The purchase price was paid by the Company through the issuance to HiddenMind of 14,966,034 units of the Company having a fair value of $0.15 (Cdn$0.19) per unit. Each unit consists of one common share and one half of one warrant. Each whole warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $0.15 (Cdn$0.19) until July 4, 2005. The fair value of these warrants of $537,415 has been recognized as a part of purchase price of the assets acquired and as other equity instruments.

          (v) On July 4, 2003 and July 14, 2003, the Company issued 22,785,882 units and 6,856,232 respectively for a total of 29,642,114 at a price of $0.12 (Cdn$0.16125) per unit for gross proceeds of $3,566,999 (Cdn$4,779,778). Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.17 (Cdn$0.215) per common share. The common shares and warrants comprising the units are subject to a four month hold period. The agent was paid a cash commission equal to 7.5% of the gross proceeds from the offering and 2,964,203 warrants (the "Agents' Warrants"). Each Agents' Warrant entitles the agent to purchase one common share and one-half of one common share purchase warrant for two years from the closing date at a price of $0.17 (Cdn$0.215) per common share. In addition, the Company issued 300,000 units to the agent as a corporate finance fee. As at December 31, 2004, 996,576 share purchase warrants and 927,736 Agents' Warrants had been exercised.

          (vi) On December 9, 2002, the Company issued of 8,500,000 units at a price of $0.13 (Cdn0.20) per unit for gross proceeds of $1,078,065 (Cdn$1,700,000). Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.15 (Cdn$0.24) per common share. The common shares and warrants comprising the units are subject to a four month hold period. The agent was paid a cash commission equal to 7.5% of the gross proceeds from the offering and 850,000 warrants (the "Agents' Warrants"). Each Agents' Warrant entitle the agent to purchase one common share and one-half of one common share purchase warrant for two years from the closing date at a price of $0.15 (Cdn$0.24) per common share. In addition, the Company issued 185,000, 2002 units to the agent as a corporate finance fee. As at December 31, 2004, 664,843 share purchase warrants and 468,561 Agents' Warrants had been exercised as well as the all units issued as a corporate finance fee with the remaining warrants having expired.

          (vii) During the year ended December 31, 2001, as consideration for providing a credit facility, the Company granted the Chairman of the Board who was at that time the Company CEO warrants to purchase up to 3,510,455 common shares at a price of Cdn$1.10, exercisable for three years. The fair value of these warrants of $1,613,096 has been recognized as a financing cost that was being recognized over the term of the related debt and as other equity instruments. As at December 31, 2004, these warrants had expired unexercised.

     (g)  Other equity instruments:

          Other equity instruments comprise of the following:

                                                                                  2004         2003
                                                                               ----------   ----------
          Warrant obligation under TPC funding (note 4)                        $  355,656   $  218,292
          Warrants issued as part of 2004 credit facility (note 11(f)(ii))      1,108,528           --
          Warrants issued as part of Hiddenmind acquisition (note 11(f)(iv))      537,415      537,415
          Warrants issued as part of 2001 credit facility (note 11(f)(vii))     1,613,096    1,613,096
                                                                               ----------   ----------
                                                                               $3,614,695   $2,368,803
                                                                               ==========   ==========

12.  RESTRUCTURING COSTS:

     Total restructuring cost of $287,631 for the year ended December 31, 2004 comprised of $237,425 for employee severance, $10,337 for legal, and $39,869 for lease termination costs. The employees terminated were 20 in Canada, 12 in the USA and 4 in the UK. A balance of $19,208 remains accrued for employee termination costs as at December 31, 2004.

     A breakdown of the nature of the charges and the costs incurred for the period ended December 31, 2004 is as follows:

                                           Severance     Lease      Legal      Total
                                           ---------   --------   --------   ---------
     Accrual balance, December 31, 2003    $      --   $     --   $     --   $      --

     Restructuring accrual                   175,540     39,869     10,337     225,746
     Expenditures / utilization             (124,798)        --         --    (124,798)
                                           ---------   --------   --------   ---------

     Accrual balance, March 31, 2004          50,742     39,869     10,337     100,948

     Restructuring accrual                    61,885         --         --      61,885
     Expenditures / utilization              (50,742)   (39,869)   (10,337)   (100,948)
                                           ---------   --------   --------   ---------

     Accrual balance, June 30, 2004           61,885         --         --      61,885

     Restructuring accrual                        --         --         --          --
     Expenditures / utilization              (42,677)        --         --     (42,677)
                                           ---------   --------   --------   ---------

     Accrual balance, September 30, 2004      19,208         --         --      19,208

     Restructuring accrual                        --         --         --          --
     Expenditures / utilization                   --         --         --          --
                                           ---------   --------   --------   ---------
     Accrual balance, December 31, 2004    $  19,208   $     --   $     --   $  19,208
                                           =========   ========   ========   =========

     During the year ended December 31, 2002, the Company completed a restructuring plan to significantly reduce operating expenses and preserve capital. The restructuring costs incurred resulted from reductions in staff, lease termination costs and write-down of fixed assets that were either no longer being utilized, or the costs were no longer recoverable as a result of the implementation of the restructuring plan. A total restructuring cost of $1,415,380 was incurred comprised of $354,834 for employee severance, $282,793 for lease terminations and $777,753 for write-offs of unrecoverable leasehold improvements and fixed assets. All of these restructuring charges have been settled, with no amounts included in accounts payable and accrued liabilities at December 31, 2004.

     In the year ended December 31, 2001 the Company completed a restructuring that included employee severance payments of $497,442, lease termination costs of $468,680 and the write-offs of unrecoverable leasehold improvements of $287,585. All of these restructuring changes have been settled, with no amounts included in accounts payable and accrued liabilities at December 31, 2004.

13.  INCOME TAXES:

     Income taxes attributable to net loss in these financial statements differ from amounts computed by applying the Canadian federal and provincial statutory rate of 35.60% (2003 - 37.60%; 2002 - 39.62%) as follows:

                                                  2004          2003          2002
                                              -----------   -----------   -----------
                                                            (Restated -   (Restated -
                                                             note 2(q)     note 2(q)
     Net loss before income taxes             $10,504,211   $ 5,978,858   $ 9,827,615
                                              ===========   ===========   ===========
     Expected tax recovery                    $ 3,739,499   $ 2,248,051   $ 3,893,701
     Tax effect of:
        Change of tax rates in Canada                  --            --            --
        Loss of foreign subsidiary taxed at
           lower rates                            (82,350)      (25,200)     (207,848)
        Change in enacted tax rates                    --            --      (240,946)
        Non-deductible interest expense                --            --        (8,110)
        Other non-deductible expenses            (215,254)     (213,931)      (73,351)
        Unrecognized tax assets                (3,441,895)   (2,008,920)   (3,363,446)
                                              -----------   -----------   -----------
                                              $        --   $        --   $        --
                                              ===========   ===========   ===========

     The Company had non-capital losses carried forward in Canada of approximately $55,565,689 as at December 31, 2004 which were available to reduce future years' income for income tax purposes and capital losses of $169,000 which were available indefinitely to offset future capital gains for income tax purposes.

     As at December 31, 2004, the Company's wholly-owned subsidiary, Telispark Inc. has net operating losses carried forward of $18,380,000 which are available to reduce future years' taxable income for income tax purposes to 2024. The utilization of these losses is subject to annual limitations under U.S. tax law. The Company also has available unclaimed Scientific Research and Experimental Development Expenditures of approximately $1,326,000, as at December 31, 2004, which may be carried forward indefinitely and used to reduce future taxable income.

     The tax effect of the significant temporary differences which comprise tax assets and liabilities, at December 31, 2004 and 2003 are as follows:

                                                                             2004           2003
                                                                         ------------   ------------
     Future income tax assets:
        Fixed assets and intangibles, principally due to differences
           between accounting and tax depreciation and amortization      $         --   $  1,046,045
        Loss carry forwards                                                26,505,225     18,124,685
        Scientific research and development expenditure carry forwards        472,082        155,227
        Share issue costs                                                     495,201        725,745
        Other                                                                      --         88,707
                                                                         ------------   ------------
     Total gross future income tax assets                                  27,472,508     20,140,409
     Valuation allowance                                                  (26,138,121)   (20,140,409)
                                                                         ------------   ------------
                                                                            1,334,387             --
     Future income tax liabilities:
        Fixed assets and intangibles, principally due to differences
           between accounting and tax depreciation and amortization        (1,086,058)            --
        Other                                                                (248,329)            --
                                                                         ------------   ------------
     Net future income tax asset                                         $         --   $         --
                                                                         ============   ============

     In assessing the ability to realize future income tax assets, management considers whether it is more likely than not that some or all of the future tax assets will be realized. The ultimate realization of the future tax assets is dependent on the generation of taxable income during periods in which the temporary differences reverse. Due to the fact that as at December 31, 2004 and 2003, sufficient evidence does not exist to support a conclusion that it is more likely than not that the future income tax assets will be realized, a valuation allowance has been recorded against all of the future tax assets.

     As a result of the corporate reorganization on January 21, 2005 (note 18), the Canadian operations of the Company will be continued by a new Canadian corporation. Accordingly, the Company's non-capital losses and Scientific Research and Development Expenditures referred to above will not be available to reduce future taxable income earned by the continuing operations of Infowave.

14.  RELATED PARTY TRANSACTIONS:

     During the year ended December 31, 2004, the following related party transactions occurred. All transactions were recorded using the exchange amount which approximated standard commercial terms:

     (a) The Company incurred $102,841 (2003 - nil; 2002 - nil) for agency services and leases to a firm that is a significant shareholder of the company, as a result of the Telispark acquisition. The Company also earned revenue from the firm totalling $462,837 (2003 - nil; 2002 - nil) for software, licenses and professional services. As of December 31, 2004 $453,289 had been collected and a balance of $9,548 is still outstanding in the Company's accounts receivable.

     (b) The Company earned revenue from a firm controlled by a director of the Company totalling $108,915 (2003 - $108,600, 2002 - nil). As of
          December 31, 2004, $108,915 had been collected with the balance being nil. In addition, the Company sold nil (2003 - $8,600; 2002 - nil) to the firm and the firm purchased nil in products from the Company during the year (2003 - $7,676; 2002 - nil).

     (c) A director and significant shareholder of the Company acquired controlling interest of Sproqit. The Company and Sproqit now share a common significant shareholder. Sproqit holds an option to purchase back all of the intellectual property assets held for sale as described in note 8.

     (d) The Company incurred $nil (2003 - $10,000; 2002 - $34,825) for legal and consulting services to a firm controlled by a former director of the Company.

15.  COMMITMENTS AND CONTINGENCIES:

     (a)  Lease obligations:

          The Company has entered into lease agreements for premises and equipment. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby (lease due to expire June 30, 2008), Reston, Virginia (lease due to expire March 31, 2006) and the former office space in Bothell, Washington (lease due to expire March 30, 2005). The annual payment commitments are as follows:

          2005                                                        $  489,342
          2006                                                           276,359
          2007                                                           243,036
          2008                                                           121,518
                                                                      ----------
                                                                      $1,130,255
                                                                      ==========


          During the year ended December 31, 2004, the Company made operating lease payments totaling approximately $ 826,866 (2002 - $575,700; 2002
          - $643,000).

     (b)  Letters of credit:

          The Company has secured certain lease commitments through an outstanding letter of credit totaling $150,000. As such $150,000 has been recorded as restricted cash.

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

     (a)  Fair values:

          The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to their ability for prompt liquidation and short-term to maturity.

     (b)  Credit risk:

          The Company is exposed to credit risk only with respect to uncertainties as to timing and amount of collectibility of accounts receivable. At December 31, 2004, three customers represented 92% of outstanding accounts receivable. At December 31, 2003, four customers represented 47% of outstanding accounts receivable. The Company mitigates its credit risk by concentrating its direct sales efforts on Fortune 500 companies.

     (c)  Foreign currency risk:

          Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates. A substantial portion of the Company's sales are derived in United States dollars and accordingly the majority of the Company's accounts receivable is denominated in United States dollars. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

17.  SEGMENTED INFORMATION:

     In the opinion of management, the Company carried on business in one operating segment, being the development of wireless software. Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all of the Company's long-lived assets are located in Canada. A summary of revenue by location of the customer is as follows:

                           2004         2003         2002
                        ----------   ----------   ----------
     By region:
        Canada          $  350,715   $  150,482   $  254,946
        United States    3,304,354      881,200    1,001,573
        Other              448,965      593,138      564,522
                        ----------   ----------   ----------
     Total sales        $4,104,034   $1,624,820   $1,821,041
                        ==========   ==========   ==========

     Revenue by major customer are as follows:

                              2004           2003           2002
                          ------------   ------------   ------------
     By major customer:
        Company A           $1,487,135       $335,815   less than 10%
        Company B              655,562             --       $     --
        Company C              476,360   less than 10%       349,947
        Company D         less than 10%       201,815             --
        Company E         less than 10%  less than 10%       195,460
        Company F         less than 10%  less than 10%       376,500
        Company G         less than 10%  less than 10%       220,000

18.  SUBSEQUENT EVENTS:

     On January 21, 2005, the Company entered into a series of arrangements that had received shareholder approval, resulting in a corporate reorganization and the transfer of all of its business assets, liabilities and operations to a new company ("Newco"), which became the parent company of Infowave as a result of the reorganization. As part of the corporate reorganization, Newco subsequently divested 97.5% equity interest of its wholly owned subsidiary, Infowave, for cash consideration of $4.42 million (Cdn$5.45 million) less transaction costs of $954,710. The shares of Infowave not divested by Newco, representing a 2.5% equity interest, were distributed to the previous shareholders of Infowave on a pro-rata basis. After the completion of the corporate reorganization, Newco was not related to the former Inforwave legal entity, subsequently renamed Coopers Park Real Estate Corporation. Newco was renamed Infowave Software, Inc. and continues to focus on the software business. As a result of this transaction, Canadian tax assets are no longer available (note 13).

     At December 31, 2004, the Company had accrued and deferred costs related to the corporate reorganization totaling $954,710 which consisted primarily of professional fees. In addition, the Company had restricted cash of $830,013 (Cdn$1,000,000) pertaining to the corporate reorganization which was released to Infowave upon completion of the transaction.

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA:

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in the following material respects from those in the United States ("United States GAAP"):

     (a)  Net loss and loss per share:

                                                                   2004           2003           2002
                                                               ------------   ------------   -----------
          Loss in accordance with Canadian GAAP                $ 10,504,211   $  5,978,858   $ 9,827,615
          Adjustment for stock based compensation relating
             to stock options issued to non-employees (c)(i)             --             --            --
          Deduct: Employee stock-based compensation
             expense determined under the fair value method        (458,559)      (221,227)     (111,550)
                                                               ------------   ------------   -----------

          Loss in accordance with United States GAAP           $ 10,045,652   $  5,757,631   $ 9,716,065
                                                               ============   ============   ===========

          Weighted average number of shares outstanding
             in accordance with Canadian and United States
             GAAP                                               223,996,067    104,913,864    52,877,973
          Adjustment for special warrants                                --             --     5,328,530
                                                               ------------   ------------   -----------

          Weighted average number of shares outstanding
             in accordance with United States GAAP              223,996,067    104,913,864    58,206,503
                                                               ============   ============   ===========

          Loss per share in accordance with United
             States GAAP                                       $       0.05   $       0.05   $      0.17
                                                               ============   ============   ===========

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (a)  Net loss and loss per share (continued):

          Comprehensive loss for the years ended December 31, 2004, 2003 and 2002 is as follows:

                                                           2004         2003         2002
                                                       -----------   ----------   ----------
          Loss in accordance with United States GAAP   $10,045,652   $5,757,631   $9,716,065
          Other comprehensive loss (income):
             Foreign currency translation adjustment      (696,436)    (827,644)    (135,107)
                                                       -----------   ----------   ----------

          Comprehensive loss                           $ 9,349,216   $4,929,987   $9,580,958
                                                       ===========   ==========   ==========

     (b)  Balance sheet:

                                                                       2004          2003
                                                                   -----------   -----------
          TOTAL ASSETS

          Total assets in accordance with Canadian and
             United States GAAP                                    $17,854,418   $ 9,935,349
                                                                   ===========   ===========
          TOTAL LIABILITIES

          Total liabilities in accordance with Canadian GAAP and
             United States GAAP                                    $ 1,852,737   $ 1,617,864
                                                                   ===========   ===========
          SHAREHOLDERS' EQUITY

          Share capital in accordance with Canadian GAAP           $81,273,081   $65,759,745
          Adjustments to share capital:
             Foreign exchange effect on conversion of
                1998 and prior share capital transactions (d)          543,269       543,269
             Additional paid in capital from stock based
                compensation relating to stock options
                issued to non-employees (c)(i)                         520,999       520,999
             Additional paid in capital from stock based
                compensation relating to escrow shares (c)(ii)         107,077       107,077
                                                                   -----------   -----------
          Share capital in accordance with United States GAAP      $82,444,426   $66,931,090
                                                                   ===========   ===========

          Additional paid-in capital in accordance with
             Canadian and United States GAAP                       $    15,941   $    15,941
                                                                   ===========   ===========

          Other equity instruments in accordance with
             Canadian and United States GAAP                       $ 3,614,695   $ 2,368,803
          Contributed Surplus in accordance with
             Canadian and United States GAAP                         1,006,082       273,343
                                                                   ===========   ===========

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (b)  Balance sheet (continued):

                                                                                2004           2003
                                                                            ------------   ------------
          Deficit in accordance with Canadian GAAP                          $(70,936,761)  $(60,432,550)

          Adjustments to deficit:
             Cumulative effect of stock based compensation
                relating to stock options issued to non-employees (c)(i)        (519,411)      (519,411)
             Foreign exchange effect on conversion of
                1998 and prior income statements (d)                            (189,240)      (189,240)
             Cumulative effect of stock based compensation
                relating to escrow shares (c)(ii)                               (101,474)      (101,474)

          Cumulative translation account in accordance with Canadian GAAP      1,028,639        332,203

          Adjustments to cumulative translation account:
             Foreign exchange effect on conversion of 1998
                and prior income statements (d)                                 (341,140)      (341,140)
             Cumulative foreign exchange effect of United
                States GAAP adjustments                                          (20,080)       (20,080)
                                                                            ------------   ------------
                                                                                (142,706)      (839,142)
                                                                            ------------   ------------
          Shareholders' equity in accordance with United States GAAP        $ 16,001,677   $  8,317,485
                                                                            ============   ============

     (c)  Stock-based compensation:

          (i)  Stock options:

               The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") for stock options granted to employees, including directors, and has elected to continue measuring compensation costs using the intrinsic value based method of accounting under APB Opinion 25. Under the intrinsic value based method, employee stock option compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise price of the options is equal to the market value on the measurement date, the Company has determined that this accounting policy has no significant effect, with respect to employee stock options, on its results of operations.

               The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                   2004      2003      2002
                                                 -------   -------   -------
               Expected dividend yield                0%        0%        0%
               Expected stock price volatility      102%      150%      134%
               Risk-free interest rate              2.2%     2.75%     2.59%
               Expected life of options          3 years   5 years   5 years

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (c) Stock-based compensation (continued):

          (i) Stock options (continued):

               For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis. Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS No. 123 and the assumptions set out above, the Company's loss and loss per share under United States GAAP would have been as follows:

                                                                 2004           2003          2002
                                                             ------------   -----------   ------------
               Loss in accordance with United States
                  GAAP, as reported                          $(10,045,652)  $(5,757,631)  $ (9,716,065)
               Add: Employee stock-based compensation
                  expense, as reported                                 --       158,236         15,941
               Deduct: Employee stock-based
                  compensation expense determined under
                  the fair value method                          (512,446)   (2,803,333)    (4,946,214)
                                                             ------------   -----------   ------------

               Pro forma loss in accordance with
                  United States GAAP                         $(10,558,098)  $(8,402,728)  $(14,646,338)
                                                             ============   ===========   ============

               Pro forma loss per share, basic and diluted
                  in accordance with United States GAAP      $      (0.05)  $     (0.08)  $      (0.25)
                                                             ============   ===========   ============

               The pro forma assumptions are consistent with those required to be disclosed under the new CICA Handbook section related to stock-based compensation adopted during the current year (notes 2(q) and 11(d)).

               For United States GAAP purposes, stock options issued to non-employees for services rendered were recorded and reflected in the financials as compensation expense and charged to earnings based on the fair value as the services are provided and the options are earned. The amount of compensation costs is calculated using the Black-Scholes options pricing formula and assumptions as described above. On January 1, 2002, the Company adopted the new CICA Handbook section related to stock-based compensation payments (note 2(q)). Under this new policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with United States GAAP. Therefore, for the years ended December 31, 2004 and 2003, there was no measurement difference.

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (c) Stock-based compensation (continued):

          (ii) Weighted average fair value:

               Financial statements prepared in accordance with United States GAAP require the disclosure of weighted average grant date fair value of stock options granted in the year by the Company. Weighted average grant date fair values for options granted during the years ended December 31, 2004, 2003 and 2002 are $0.12 (Cdn$0.15), $0.14 (Cdn$0.20) and $0.10 (Cdn$0.17), respectively.

     (d) Foreign currency translation:

          These financial statements are in U.S. dollars. Prior to 1999, these financial statements were reported in Canadian dollars. In accordance with Canadian GAAP effective to July 1, 2002, the comparative figures presented for 1998 have been translated at the rate in effect on December 31, 1998. For United States GAAP, the 1998 comparative figures should have been restated retroactively as if the Company had always reported in U.S. dollars. As a result, share capital and deficit would be adjusted to translate the Canadian dollar functional currency financial statements to U.S. dollars at the rates in effect on the transaction dates with offsetting adjustments to the cumulative translation account. Any changes in reporting currency after July 1, 2002 would be treated the same under both Canadian and United States GAAP.

     (e)  Intangible assets:

          The following table summarizes the estimated future amortization expenses as of December 31, 2004:

          Year ending December 31:
          2005                                                        $1,612,969
          2006                                                         1,276,496
          2007                                                           940,024
          2008                                                           825,736
          2009                                                           825,736
          2010                                                           825,736

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (f) Advertising costs:

          United States GAAP requires the disclosure of amounts spent on advertising costs. For the years ended December 31, 2004, 2003 and 2002, the Company spent approximately $9,435, $7,797 and $27,756, respectively on advertising costs.

     (g) Accounts receivable:

          Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on analysis of historical bad debts, customer concentrations, customer credit-worthiness and current economic trends. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and specified other balances are reviewed individually for probability of collection. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

     (h) Valuation and qualifying accounts:

                                                                                   Effect of foreign
                                         Beginning                                    exchange on       End of
                                          of year    Charged to     Recoveries         conversion        year
                                          balance     expenses    and write-offs         to US$        balance
                                         ---------   ----------   --------------   -----------------   -------
     Allowance for doubtful accounts:
        Year ended December 31, 2004     $ 70,094   $    --         $ 73,273           $(3,179)       $    --
        Year ended December 31, 2003       67,125     1,950               --             1,019         70,094
        Year ended December 31, 2002      136,471    70,390          139,833                97         67,125

     Allowance for sales return:
        Year ended December 31, 2004           --        --               --                --             --
        Year ended December 31, 2003           --        --               --                --             --
        Year ended December 31, 2002       12,068        --           12,068                --             --

     (i) Recent accounting pronouncements:

          (i) In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. The Company has adopted SFAS No. 149, which had no effect on the Company's consolidated financial statements.

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (i) Recent accounting pronouncements (continued):

          (ii) In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The Company has adopted SFAS No. 150, which had no effect on the Company's consolidated financial statements.

          (iii)In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which, as subsequently amended, requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003.

               Entities created prior to February 1, 2003 must be consolidated in 2004. However, because the Company does not believe it has any variable interest entities, there has been no impact to December 31, 2004 on the Company's consolidated financial statements.

ITEM 18 - FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of responding to this item.

ITEM 19 - EXHIBITS

EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
    1     Asset Purchase Agreement dated September 8, 2000 between the
          Corporation and Strydent Software Inc.

    2     Memorandum and Articles of registrant

    3     Employee Incentive Plan dated April 28, 1997, as supplemented
          September 25, 1997

    4 Special Warrant Indenture dated April 20, 1998 between the Corporation and Montreal Trust Company of Canada

    5 Special Warrant Indenture dated June 30, 1999 between the Corporation and Montreal Trust Company of Canada

    6 Special Warrant Indenture dated April 13, 2000 between the Corporation and Montreal Trust Company

    7     Stock Option Plan, as amended

    8 Form of Shareholders Rights Plan Agreement dated as of June 5, 2000 between the Corporation and Montreal Trust Company of Canada

    9     Warrant Certificate dated July 24, 2001 issued to Thomas Koll

   10     Investor Relations Agreement dated September 1, 1998 between the
          Corporation and IRG Investor Relations Group Ltd.

   11     Investor Relations Agreement dated September 1, 1998 between the
          Corporation and Staff Financial Group Ltd. and 549452 BC Ltd.

   12     Loan Facility dated October 29, 1998 with a Canadian chartered bank

   13     Lease Agreement dated February 12, 1998 between Riocan Holdings Inc.
          and the Corporation

   14     Lease Agreement dated November 23, 1999 between Bedford Property
          Investors, Inc. and the Corporation

   15     Corporate Development Agreement dated October 26, 1998 between the
          Corporation and Capital Ridge Communications Inc. (formerly "Channel
          One Systems Corp.")

   16     Strategic Partnership Agreement dated March 6, 1998 between the
          Corporation and BellSouth Wireless Data

   17     Development Agreement dated March 4, 1998 between the Corporation and
          Hewlett-Packard

   18     Source Code License Agreement dated March 31, 1998 between the
          Corporation and DTS

   19     Source Code License Agreement dated June 9, 1998 between the
          Corporation and Wynd Communications Corporation

   20     Source Code License Agreement dated November 13, 1997 between the
          Corporation and Apple Computers

EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
   21     OEM License Agreement dated December 5, 1997 between the Corporation and Certicom Corp.

   22     Letter Agreement dated April 20, 1998 between the Corporation and
          Lexmark International, Inc.

   23     Employment Agreement dated May 2, 1991 between the Corporation and Jim
          McIntosh

   24     Employment Agreement dated May 23, 1997 between the Corporation and
          Bijan Sanii

   25 Employment Agreement dated September 16, 1999 between the Corporation and Todd Carter

   26     Agency Agreement dated March 31, 1998 between the Corporation,
          Canaccord Capital Corporation and Yorkton Securities Inc.

   27     Consulting Agreement dated July 4, 1997 between the Corporation and
          GWM Enterprises Ltd.

   28     Agency Agreement dated June 18, 1999 between the Corporation,
          Canaccord Capital Corporation, Yorkton Securities, Inc., Sprott
          Securities Limited and Taurus Capital Markets Ltd.

   29     Letter of Intent dated May 8, 2000 among the Corporation, Kevin
          Jampole and Robert Heath

   30     Lease Agreement dated April 26, 2000 between the Corporation and
          Tonko-Novam Management Ltd.

   31 Employment Agreement dated December 14, 2000 between the Corporation and Thomas Koll

   32     Lease dated December 7, 2000 between the Corporation and Principal
          Development Investors, llc

   33     Employment Agreement dated April 16, 2001 between the Corporation and
          Jeff Feinstein

   34     Lease Agreement between the Corporation and Sterling Realty
          Organization Co.

   35 Lease Termination Agreement dated May 24, 2001 between the Corporation and Principal Development Investors, LLC

   36     Loan Agreement dated July 24, 2001 between the Corporation and Thomas
          Koll

   37 Security Agreement dated July 24, 2001 made by the Corporation in favor of Thomas Koll

   38 Intellectual Property Security Agreement dated July 24, 2001 made by the Corporation in favor of Thomas Koll

   39     Loan Agreement dated August 10, 2001 between the Corporation and Sal
          Visca

   40     Promissory Note dated August 10, 2001 between the Corporation and Sal
          Visca

   41     Employment letter dated August 10, 2001 between the Corporation and
          Sal Visca

   42     Employment letter dated March 8, 2002 between the Corporation and
          George Reznik

   43 Convertible loan agreement dated March 8, 2002 between the Corporation and Compaq

   44 Lease Termination Agreement dated May 25, 2002 between the Corporation and Sterling Realty Organization Co.

   45     Lease Agreement dated June 18, 2002 between the Corporation and Tonko
          Realty Advisors (B.C.) Ltd.

   46     Surrender of Lease Agreement dated June 18, 2002 between the
          Corporation and Tonko Realty Advisors (B.C.) Ltd.

EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
   47     Surrender of Lease Agreement dated June 18, 2002 between the
          Corporation and Tonko Realty Advisors (B.C.) Ltd.

   48     Modification and Partial Surrender of Lease Agreement dated June 18,
          2002 between the Corporation and Tonko Realty Advisors (B.C.) Ltd.

   49     Employment Agreement between the Corporation and Sal Visca dated
          November 26, 1999

   50     Amendment to Employment Agreement between the Corporation and Sal
          Visca dated February 1, 2002

   51     Amendment to Employment Agreement between the Corporation and Sal
          Visca dated July 9, 2002

   52     Amendment to Employment Agreement between the Corporation and Sal
          Visca dated September 5, 2002

   53     Employment Agreement between the Corporation and Thomas Koll dated
          April 23, 2002

   54     Employment Agreement between the Corporation and Ron Jasper dated
          October 10, 1997

   55     Amendment to Employment Agreement between the Corporation and Ron
          Jasper dated July 9, 2002

   56     Employment Agreement between the Corporation and Bill Tam dated July
          9, 2002

   57     Employment Agreement between the Corporation and George Reznik dated
          July 9, 2002

   58     Acquisition Agreement dated May 28, 2003 between the Company and
          HiddenMind

   59     Stock Purchase Agreement among Infowave Software, Inc., Telispark,
          Inc. and the Sellers Named in the First Paragraph dated January 7,
          2004

   60     Telispark, Inc. 2000 Stock Option Plan, as amended

   61     Section 302 Certification of Chief Executive Officer

   62     Section 302 Certification of Chief Financial Officer

   63     Certification of Chief Executive Officer pursuant to 18 U.S.C. Section
          1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of
          2002

   64     Certification of Chief Financial Officer pursuant to 18 U.S.C. Section
          1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of
          2002

   65     Private Securities Litigation Reform Act of 1995 - Safe Harbor for
          Forward-Looking Statements

   66     2005 Incentive Plan

   67     Corporate Reorganization Agreement between the Corporation and 0698500
          B.C. Ltd. November 19, 2004

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Infowave Software, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Pursuant to the requirements of the Securities Exchange Act of 1934, this report to be signed by the following persons on behalf of Infowave Software, Inc. in the capacities and on the dates indicated.

          SIGNATURE                            TITLE                         DATE
          ---------                            -----                         ----


/s/ Jerry Meerkatz             President and  Chief Executive           March 31, 2005
----------------------------   Officer
Jerry Meerkatz


/s/ George Reznik              Chief  Operating   Officer  and  Chief   March 31, 2005
----------------------------   Financial Officer
George Reznik


/s/ Thomas Koll                Chairman of the Board                    March 31, 2005
----------------------------
Thomas Koll


/s/ Jim McIntosh               Director                                 March 31, 2005
----------------------------
Jim McIntosh


/s/ Gerald Trooien             Director                                 March 31, 2005
----------------------------
Gerald Trooien


/s/ Leonard Brody              Director                                 March 31, 2005
----------------------------
Leonard Brody


/s/ Tryon (Tarrnie) Williams   Director                                 March 31, 2005
----------------------------
Tryon (Tarrnie) Williams


/s/ Christine Rogers           Director                                 March 31, 2005
----------------------------
Christine Rogers