Form 20-F
period 2005-12-31
INFOWAVE SOFTWARE INC
filed 2006-03-31
CIK 1074564

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 20-F

[ ] Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

                                       OR

[X] Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

                                       OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the transition period from ________ to _________

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
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

   TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
---------------------------            -----------------------------------------
Common shares, no par value                      Toronto Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 243,302,951 common shares, no par value, as of December 31, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

                                 Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

   Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [X] Item 18 [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes [ ] No [X]

Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in United States dollars.

For the purposes of this Form 20-F, references to "Infowave", the "Company", "we", "us", "our", and "the Corporation" are to Infowave Software, Inc. and its subsidiaries; and references to "Telispark" are to Infowave's wholly owned US subsidiary.

                                TABLE OF CONTENTS

                               GENERAL INFORMATION

                                     PART I
Item 1.   Identity of Directors, Senior Management and Advisors               1
Item 2.   Offer Statistics and Expected Timetable                             1
Item 3.   Key Information                                                     1
          A. Selected Consolidated Financial Data                             1
          B. Risk Factors                                                     2
Item 4.   Information on the Company                                          8
          A. History and Development of the Company                           8
          B. Business Overview                                               10
          C. Organizational Structure                                        14
          D. Property, Plant and Equipment                                   14
Item 4A.  Unresolved Staff Comments                                          14
Item 5.   Operating and Financial Review and Prospects                       14
          A. Operating Results                                               17
          B. Liquidity and Capital Resources                                 25
          C. Off-Balance Sheet Arrangements                                  30
          D. Tabular Disclosure of Contractual Obligations                   30
Item 6.   Directors, Senior Management and Employees                         31
          A. Directors and Senior Management                                 31
          B. Compensation                                                    33
          C. Board Practices                                                 38
          D. Employees                                                       42
          E. Share Ownership                                                 42
Item 7.   Major Shareholders and Related Party Transactions                  43
          A. Major Shareholders                                              43
          B. Related Party Transactions                                      44
          C. Interests of Experts and Counsel                                44
Item 8.   Financial Information                                              44
          A. Consolidated Statements and Other Financial Information         44
          B. Litigation                                                      45
          C. Significant Changes                                             45
Item 9.   The Offer and Listing                                              45
          A. Offer and Listing Details                                       45
          B. Markets                                                         46
Item 10.  Additional Information                                             46
          A. Memorandum and Articles of Association                          46
          B  Material Contracts                                              47
          C. Exchange Controls                                               48
          D. Taxation                                                        49
          E. Documents on Display                                            55
          F. Subsidiary Information                                          56
Item 11.  Quantitative and Qualitative Disclosures About Market Risk         56
Item 12.  Description of Securities Other Than Equity Securities             56
          A. Debt Securities                                                 56
          B. Warrants and Rights                                             56
          C. Other Securities                                                56
          D. American Depository Shares                                      56

                                     PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies                      56
Item 14. Material Modification to the Rights of Security Holders and Use
            of Proceeds                                                       56
Item 15. Controls and Procedures                                              57
Item 16. [RESERVED]                                                           57
Item 16A Audit Committee Financial Expert                                     57
Item 16B Code of Business Conduct                                             57
Item 16C Principal Accountant Fees and Services                               57
Item 16D Exemptions from the Listing Standards for Audit Committee            58
Item 16E Purchases of Equity Securities by the Issuer and
            Affiliated Purchases                                              58

                                    PART III
Item 17. Financial Statements                                                 58
Item 18. Financial Statements                                                102
Item 19. Exhibits, Signatures, Certifications                                102

                                     PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

ITEM 3A - SELECTED CONSOLIDATED FINANCIAL DATA

Set forth below is certain selected financial information of Infowave Software, Inc. ("Infowave" or the "Company") for each year in the five-year period ended December 31, 2005. The selected annual financial information is derived from the Company's audited financial statements. The selected financial information for the eight quarters prior to December 31, 2005 is derived from the unaudited quarterly financial statements of the Company. The Company's financial statements are expressed in United States dollars and prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), which are not materially different from United States GAAP except as explained in note 19 of the financial statements. This information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" along with the financial statements and notes thereto.

                                                                 YEARS ENDED DECEMBER 31 (AUDITED)
                                              ----------------------------------------------------------------------
CANADIAN GAAP                                     2001          2002          2003           2004           2005
-------------                                 -----------   -----------   ------------   ------------   ------------
Income Statement Data
   Sales                                      $ 3,189,253   $ 1,821,041   $  1,624,820   $  4,104,034   $  1,927,291
   Loss for the year                           20,860,436     9,827,615      5,978,858     10,504,211      8,305,627
   Loss per share                                    0.90          0.19           0.06           0.05           0.04

Balance Sheet Data
   Total assets                                13,657,675     4,158,757      9,935,349     17,854,414      9,655,568
   Long term obligations                               --            --             --         87,027             --
   Share capital                               42,447,141    56,539,360     65,759,745     81,273,081     18,814,147
   Cash dividends declared per Common Share            --            --             --             --             --
   Number of issued common shares              23,440,203    66,439,578    148,369,989    237,145,351    243,302,951

UNITED STATES GAAP                                2001          2002          2003           2004           2005
------------------                            -----------   -----------   ------------   ------------   ------------
Income Statement Data
   Sales                                      $ 3,189,253   $ 1,821,041   $  1,624,820   $  4,104,034   $  1,927,291
   Loss for the year                           20,986,922     9,716,065      5,757,631     10,045,652      7,805,159
   Loss per share                                    0.79          0.17           0.05           0.05           0.03

Balance Sheet Data
   Total assets                                13,657,675     4,158,757      9,935,349     17,854,414      9,655,568
   Long term obligations                               --            --             --         87,027             --
   Share capital                               43,618,486    57,710,705     66,931,090     82,444,426     19,985,492
   Cash dividends declared per Common Share            --            --             --             --             --
   Number of issued common shares              23,440,203    66,439,578    148,369,989    237,145,351    243,302,951

                                             QUARTER ENDED (UNAUDITED)
                                   -------------------------------------------------
                                        2004         2004         2004         2004
                                        Q1           Q2           Q3           Q4
                                   ----------   ----------   ----------   ----------
Income Statement
   Sales                           $1,273,682   $  845,355   $1,500,093   $  484,904
   Loss for the period              4,247,524    2,772,978    1,233,726    2,249,983
   Loss per share                  $     0.02   $     0.01   $     0.01   $     0.01

                                               QUARTER ENDED (UNAUDITED)
                                  --------------------------------------------------
                                      2005         2005         2005         2005
                                       Q1           Q2           Q3           Q4
                                  -----------   ----------   ----------   ----------
Income Statement
   Sales                          $   402,459   $  859,869   $  484,533   $  180,430
   Loss (income) for the period    (1,399,133)   1,572,188    1,784,220    6,348,352
   Loss (earnings) per share           ($0.01)  $     0.01   $     0.01   $     0.03

ITEM 3B - RISK FACTORS

The Company has a history of losses and may never achieve profitability.

The Company is not currently profitable and has incurred operating losses from continuing operations (calculated in accordance with Canadian Generally Accepted Accounting Principles) of $8,305,627, $10,504,211 and $5,978,858 for the years ended December 31, 2005, 2004 and 2003 respectively. The Company anticipates that its expenses may increase as the Company continues to increase its research and development, sales and marketing and general and administrative expenses and if it acquires additional assets or technology. The Company cannot predict if it will ever achieve profitability, and if it does, it may not be able to sustain or increase profitability. The Auditors' report on the 2005 consolidated financial statements includes additional comments for U.S. readers that state that conditions and events exist that cause substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has limited sales trend history in the enterprise mobile applications market area.

As a result of a limited sales trend history, the Company may experience unevenness in its revenue stream as its sales order backlog and project bookings are not at a level to stabilize revenue or to sustain quarterly growth. The Company also cannot anticipate that it will have the appropriate number of skilled resources required to deliver outstanding customer orders received in a timely basis.

The Company's revenues are dependent on the growth of the market for wireless software products, and more generally, wireless products and services.

There can be no assurance that the market for the Company's existing or proposed wireless software products will grow, that firms within the industry will adopt the Company's software products for integration with their wireless data software solutions, or that the Company will be successful in independently establishing markets for its wireless software products. If the various markets in which the Company's software products compete fail to grow, or grow more slowly than the Company currently anticipates, or if the Company is unable to establish product markets for its new software products, the Company's business, results of operation and financial condition would be materially adversely affected.

The wireless data communications market is subject to rapid change resulting in accelerated product aging. Any failures to adapt our products to changes in the market or develop new products to meet emerging needs would adversely affect our results.

The wireless data communications market is characterized by rapidly changing technology and evolving industry standards. Therefore, it is difficult to predict the rate at which the market for the Company's wireless software products will grow, if at all. If this market fails to grow, or grows more slowly than anticipated, the Company will be materially adversely affected. Even if the market does grow, there can be no assurance that the Company's products will achieve commercial success. The Company currently does and expects that it will continue to find itself competing in the market for wireless mobile computing software against other companies with significantly greater financial, marketing and other resources. Such competitors may be able to institute and sustain price wars, or imitate the features of the Company's wireless mobile computing software, thereby reducing prices and thus, the Company's revenues and share of the market.

In addition, the Company's competitors may develop alternative technologies that gain broader market acceptance than the Company's software solutions. As a result, the life cycle of the Company's software solutions is difficult to estimate. The Company may need to develop and introduce new products and enhancements to its existing solutions on a timely basis to keep pace with technological developments, evolving industry standards, changing customer requirements and competitive technologies that may render its solution obsolete. These research and development efforts may require the Company to expend significant capital and other resources. In addition, as a result of the complexities inherent in the Company's solutions, major enhancements or improvements will require long development and testing periods. If the Company fails to develop products and services in a timely fashion, or if it does not enhance its products to meet evolving customer needs and industry standards, including security technology, it may not remain competitive.

The Company does not generate sufficient revenue to fund operations. As a result, the Company may need to obtain additional financing in the future. Any such financing might cause substantial dilution to existing shareholders.

The Company may not have sufficient capital to fund its own operations without raising additional capital, and/or implementing additional reductions in expenses. Further reductions in expenses may negatively impact the Company's ability to grow the business. No assurance can be given that any additional financing required would be available on acceptable terms of at all. Such financing, to the extent that it is available may result in substantial dilution to shareholders. To the extent such financing is not available, the Company may not be able to, or may be delayed in, continuing to commercialize its software products and services.

The Company's ability to generate income or reduce operating losses depends on its ability to effectively manage future growth and expenses.

The Company has had a history of expanding rapidly and then was forced to reorganize and downsize to control expenses. This growth, followed by the contraction, has placed a significant strain on the Company's resources. Any future growth or restructuring will place similar pressure on the Company. The Company's ability to achieve and maintain profitability, if at all, will depend on its ability to manage growth and expenses effectively, to implement and expand operational and customer support systems, and to hire additional personnel or rationalize existing personnel. The Company may not be able to augment or improve existing systems and controls or implement new systems and controls to respond to any future growth. In addition, future growth may result in increased responsibilities for management personnel, which may limit their ability to effectively manage the Company's business.

The Company relies on its senior management and consultants to implement its business plan. The loss of any such personnel would adversely affect the Company.

The Company is currently dependent upon its senior management and consultants, the loss of any of which may significantly affect the performance of the Company and its ability to carry out the successful development and commercialization of its software products and services. Failure to retain management and consultants or to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company's growth and profitability. The Company may be required to recruit additional software development personnel, and expand its sales force and customer support functions as well as train, motivate and manage its employees. The Company's ability to assimilate new personnel will be critical to its performance. Competition for qualified software development personnel and other professionals is expected to increase. There can be no assurance that the Company will be able to recruit the personnel required to execute its programs or to manage these changes successfully.

The Company relies on third-party relationships for marketing and sales of its products. The loss of these relationships would materially adversely impact the Company.

The Company relies on key third-party relationships, including its relationships with resellers and OEMs, for marketing and sales of its software products. These third parties are not within the control of the Company, are not obligated to purchase software products from the Company and may also represent and sell competing software products. The loss of any of these third-party relationships, the failure of such parties to perform under agreements with the Company or the inability of the Company to attract and retain new resellers or OEMs with the technical, industry and application experience required to market and sell the Company's software products successfully could have a material adverse effect on the Company.

The wireless industry is extremely competitive. Failure to provide products and services viewed as superior in performance or price to the offering of our competitors would adversely affect our business.

A number of competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the market for wireless mobile computing software products continues to develop, and such competitors may enter the market and competition may intensify. Current or future competitors may develop software products that are superior to the Company's software products or achieve greater market acceptance.

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

Although the Company believes that it has the right to use all of the intellectual property incorporated in its software products, third parties may claim that the Company's software products violate their proprietary rights, including copyrights and patents. The cost of litigation necessary to defend the Company's right to use the intellectual property incorporated in its software products may be prohibitive. If any such claims are made and found to be valid or the Company determines it is prudent to settle any such claims, the Company may have to re-engineer its software products or obtain licenses from third parties to continue offering its software products or in whole or in part cease using such technology. Any efforts to re-engineer its' software products or obtain licenses from third parties or cease using such technology may not be successful and could substantially increase the Company's costs and have a material adverse effect on the business, financial condition and results of operations of the Company.

The majority of the Company's revenue is denominated in U.S. dollars. As a result, negative fluctuations in the dollar versus other currencies will adversely affect our results.

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

The Company and all of its management are located in Canada. As a result, you may encounter difficulty in enforcing U.S. judgments against the Company or its management.

The Company is a corporation organized under the laws of Canada. All or a substantial portion of the assets of the Company are or may be located outside of the U.S. It may be difficult to effect service of process within the United States upon the Company or upon such directors or professional advisors or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liability of the Company or such persons under U.S. federal securities laws. The Company has been advised that there is doubt as to whether Canadian courts would
(i) enforce judgments of U.S. courts obtained against the Company or such directors or professional advisors predicated solely upon the civil liabilities provisions of U.S. federal securities laws, or (ii) impose liability in original actions against the Company or such directors and professional advisors predicated solely upon such U.S. laws. However, a judgment against the Company predicated solely upon civil liabilities provisions of such U.S. federal securities laws may be enforceable in Canada if the U.S. court in which such judgment was obtained has a basis for jurisdiction in that matter that would be recognized by a Canadian court.

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

A significant proportion of the Company's revenues are from a small number of customers with large orders. For 2005, revenue from three customers represented 78% of revenues. For 2004, revenue from three customers represented approximately 64% of revenues. During 2003, three customers accounted for approximately 40% of revenues. Predicting the timing of closing such sales is difficult, and the Company may experience swings in revenue, as single opportunities can materially affect the results in any quarter. The Company's strategy going forward is to also focus its sales efforts on mid-size companies to reduce this narrow dependency.

Telispark products (rebranded in early 2006 as Echo by Infowave(TM)) now represent all of the Company's business. As a result, the Company's revenues are dependent upon the market acceptance of these products.

The Company expanded its product offering during the year with the Telispark Mobile Enterprise obtained through its acquisition of Telispark on January 7, 2004. As of September 30, 2004 the Company ceased actively selling its legacy products (Wireless Business Engine(R), and Symmetry(R) line of products). These new products now represent all of Infowave's business. It is too early at this time to determine how the market will accept the products or whether a significant amount of revenue will be generated from these products.

Certain Shareholders May Exercise Control Over Matters Voted Upon by the Shareholders.

Certain of the Company's shareholders affiliated with the Company together beneficially own a significant portion of the Company's outstanding common shares. While these shareholders do not hold a majority of the Company's outstanding common shares, they may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of the Company's assets. This may prevent or discourage tender offers for the Company's common shares.

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

The Company reduced its workforce during 2004 and will continue to monitor the appropriate level of labour investment in the future to manage expenses accordingly. There have been and may continue to be substantial costs associated with this workforce reduction related to severance and other employee-related costs and the Company's restructuring plan may yield unanticipated consequences, such as attrition beyond its planned reduction in workforce. This workforce reduction has placed an increased burden on the Company's administrative, operational and financial resources and has resulted in increased responsibilities for each of its management personnel. As a result, the Company's ability to respond to unexpected challenges may be impaired and it may be unable to take advantage of new opportunities.

In addition, many of the employees who were terminated possessed specific knowledge or expertise, and that knowledge or expertise may prove to have been important to the Company's operations. In that case, their absence may create significant difficulties. Further, the reduction in workforce may reduce employee morale and may create concern among potential and existing employees about job security at the Company, which may lead to difficulty in hiring and increased turnover in its current workforce, which could divert management's attention. In addition, this headcount reduction may subject the Company to the risk of litigation, which could result in substantial costs to it and could also divert management's time and attention away from business operations. Any failure by the Company to properly manage this rapid change in workforce could impair the Company's ability to efficiently manage its business to maintain and develop important relationships with third-parties and to attract and retain customers. It could also cause the Company to incur higher operating costs and delays in the execution of its business plan or in the reporting or tracking of its financial results.

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

As part of our business strategy, we have acquired technologies and businesses in the past, and expect that we will continue to do so in the future. The failure to adequately address the financial, legal and operational risks raised by acquisitions of technology and businesses could harm our business and prevent us from realizing the benefits of the acquisitions. Financial risks related to acquisitions may harm our financial position, reported operating results or stock price, and include:

     - Potential equity dilution, use of cash resources and incurrence of debt and contingent liabilities in funding acquisitions;

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

We rely on many strategic relationships with third parties in connection with our business, including relationship providing for distribution of our products and licensing of technology. The loss of current strategic relationships or the failure of our existing relationships to achieve meaningful positive results for us could harm our business. We may not be able to replace these relationships with others on acceptable terms, or at all, or find alternative sources for resources that these relationships provide.

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

ITEM 4 - INFORMATION ON THE COMPANY

ITEM 4A - HISTORY AND DEVELOPMENT OF THE COMPANY

OVERVIEW

The Company originally focused on the middleware market, but is now targeting mobile applications for field service workers. Infowave provides wireless software solutions that increase the velocity of customer information flow from back office applications to the field service worker. This results in increased field staff productivity, improved operational efficiencies and increased customer satisfaction.

Infowave's objective is to become the leading enterprise mobile application software provider, delivering mobile application and infrastructure software solutions to organizations in need of real-time data access in the field. The Company's principal offices are located at 4664 Lougheed Highway Suite 200, Burnaby, British Columbia, Canada V5C 5T5. The telephone number is (604) 473-3600.

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

On July 4, 2003, the Company completed the acquisition of substantially all of the business and assets of HiddenMind Technology, LLC ("HiddenMind"), a wireless software company based in Cary, North Carolina. HiddenMind offers a mobile application platform that enables companies to extend existing data and applications to mobile devices. Under the terms of the Asset Purchase Agreement dated July 4, 2003, the Company acquired such business and assets in consideration for $2,031,105. The purchase price was paid by the Company through the issuance to HiddenMind of 14,966,034 units (the "Units") of the Company having a fair value of $0.15 (Cdn$0.19) per Unit. Each Unit consisted of one common share and one half of one warrant (a "Warrant"). Each whole Warrant entitled the holder to purchase an additional common share of the Company at an exercise price of $0.15 (Cdn$0.19) until July 4, 2005. The transaction was accounted for under the purchase method of accounting.

On October 21, 2003, the Company purchased all of the intellectual property assets of Sproqit Technologies, Inc ("Sproqit"), a wireless software company based in Kirkland, Washington. Sproqit offers a mobile application platform that enables users to obtain e-mail and other data via hand held personal digital assistant (PDA) and smartphone wireless devices running various operating systems. Under the terms of the acquisition agreement, the Company acquired all of the intellectual property of Sproqit and issued to Sproqit 4,038,550 common shares of Infowave with an estimated fair value of $0.23 (Cdn$0.30) per share. Sproqit has the option to purchase back all of the intellectual property assets sold to the Company for a period of two years for cash consideration equal to the original purchase price plus a premium of 20% (approximately $1.3 million), pursuant to an Option Agreement, dated September 23, 2003 and subsequent amendments dated March 5, 2004, September 16, 2005, December 15, 2005 and January 31, 2006 between Infowave and Sproqit, which expired on March 27, 2006 with Sproqit not exercising the option.

In December 2003, Infowave entered into an agreement with Technology Partnerships Canada ("TPC") for an investment up to Cdn$7.3 million to complement Infowave's investment in research and development. Under the terms of this agreement, TPC has agreed to contribute a specified percentage to match Infowave's investment in research and development for several years. The Company is currently negotiating an extension of its TPC agreement which expired in December 2005. If the Company is unable to negotiate an extension, then it will not be eligible to receive any further funding under the agreement.

On January 7, 2004, the Company entered into an agreement under which it acquired control of and subsequently acquired all of the outstanding shares of, Telispark Inc. ("Telispark"), a provider of enterprise mobility applications software based in Arlington, Virginia, USA. Under the terms of the acquisition agreement, Infowave paid a total of US$8.4 million for the purchase of 100% of all of the issued and outstanding common shares of Telispark, payable in approximately 57 million Infowave common shares, issuable in two tranches. Infowave completed the initial purchase of approximately 76% of Telispark shares pursuant to a Stock Purchase Agreement dated January 7, 2004. Infowave acquired the remaining Telispark common shares upon receiving shareholder approval of the issuance of a portion of the shares issuable pursuant to the acquisition on March 30, 2004. Infowave also assumed Telispark employee stock options, which are exerciseable into approximately 1.9 million common shares of Infowave. Deloitte Consulting L.P. held approximately 90% of the shares of Telispark at the time Infowave acquired Telispark.

On January 21, 2005, the Company performed a corporate reorganization resulting in the transfer of all of its business assets, liabilities and operations to a new company ("Newco"), which became the parent company of Infowave as a result of the reorganization. As part of the corporate reorganization, Newco subsequently divested 97.5% equity interest of its wholly owned subsidiary, Infowave, for an amount of $4.57 million less transaction costs of $1.33 million. The remaining shares of Infowave not divested by Newco, representing a 2.5% equity interest, were distributed to the previous shareholders of Infowave on a pro-rata basis. After the completion of the corporate reorganization, Infowave was not related to the Company, subsequently renamed Coopers Park Real Estate Corporation and commenced focusing on its real estate development business while Newco was renamed Infowave Software, Inc. to focus on its software business transferred via this transaction.

In August 2005, Mr. James W. Suttie was appointed President and Chief Executive Officer of the Company effective September 1, 2005. Mr. Suttie brings over twenty five years of senior executive management experience in the IT industry, most recently serving as the Executive Vice President, Corporate Treasury Services of Thomson Financial Inc. (formerly Selkirk Financial Technologies Inc.). He was the Founder and Chief Executive Officer of Selkirk Financial Technologies Inc. Before founding Selkirk Financial

Technologies Inc., Mr. Suttie held a variety of senior management and marketing positions at Gulf Canada Ltd., Noranda Mines Ltd. and IBM Canada Ltd.

ITEM 4B - BUSINESS OVERVIEW

The Company originally focused on the middleware market, but is now targeting mobile applications for field service workers. Infowave provides wireless software solutions that increase the velocity of customer information flow from back office applications to the field service worker. This results in increased field staff productivity, improved operational efficiencies and increased customer satisfaction.

Our clients include Nextel, Chevron, Shell, Agfa, Hydro One and Australian Water Corporation. The Company is primarily focused on the hi-tech, telecom, energy, transportation, and service industries and partners with IBM and other third party value added resellers such as device manufacturers, thereby offering turnkey solutions to customers.

Infowave's objective is to become the leading enterprise mobile application software provider, delivering mobile application and infrastructure software solutions to organizations in need of real-time data access in the field.

Today, large organizations find themselves at a crossroads. The current economics and the ever-increasing size of mobile workforces are forcing organizations to take a closer look at how they utilize their assets and the costs associated with their current operations. Many find that current capital-intensive operations, such as preventive and reactive maintenance, are ineffective and cost millions of dollars yearly in lost time and equipment. In looking to remedy the situation, organizations find themselves entrenched in isolated, proprietary business systems that cannot be integrated without major overhauls and the resulting expensive maintenance fees.

Internally developed solutions do not incorporate industry best practices or accommodate evolutions in technology standards, resulting in systems that do not provide long term business value. Adoption of wireless technology has been slow over the past several years due to immature infrastructure. This situation has now changed, enabling reliable and cost effective solutions.

Infowave's strategy is to enable companies to streamline their business operations as they pertain to the mobile worker. By providing enterprise mobile end-users with an easy to navigate, intuitive mobile application that enables work flow automation, organizations can improve their asset utilization, minimize inventory investment levels, optimize the supply chain and financially depreciating assets, and provide more efficient service through optimized work processes that eliminate error-prone paper-based processes, increase wrench time, and improve data integrity in a mobile environment.

The Company's target market is the field service industry which employs approximately 15 million employees in North America. Today's asset management field service industry employs manual processes established over the past century. The quantifiable business benefits attributable to increased productivity associated with mobile technology are not being realized on a wide-spread basis today, which creates a significant market opportunity for Infowave. The business impact associated with initial deployment of work process automation technology is very significant. Industry analysts have shown that companies that have deployed field service solutions have realized significant increases in worker productivity, profitability, and revenue.

Industry analysts forecast that increasing investment will be made by companies to automate their field service organizations in 2006 representing a large market opportunity for the Company. In fact, the majority of best-in-class service organizations view improving the communication between the back office and field service as a top strategic priority.

Leveraging over ten years of wireless data software expertise, Infowave has the following competitive advantages:

     - The ability to provide tangible business benefits with strong ROI and short payback period.

     -    Proven integration expertise to multiple back end applications.

     - An intuitive and easy to use product with built in workflow capabilities.

     -    An out of the box solution that provides rapid deployment

     -    A Fortune 500 reference customer base

The Company has focused its marketing efforts on its target market consisting of asset intensive companies in the following segments that are likely to make capital investments:

     -    Energy and utilities, including large telephone companies

     -    Oil and gas

     -    High tech field service

PRODUCTS

Infowave Wireless Business Engine(R)

Infowave released its Wireless Business Engine(R) product, a wireless platform installed on the server and designed to support a suite of application connectors suitable for most enterprises, during mid 1990's. The Infowave Wireless Business Engine(R) provides end-to-end security, data transport and bandwidth optimizations, session reliability, and multiple device and network support. Application connectors enabled applications already being used by an enterprise behind a firewall to be accessed by the Infowave Wireless Business Engine(R). Infowave shipped three application connectors: Exchange Connector, Web Connector and Open Application Connector (Connectors). Infowave has also developed its messaging connector platform to include support for the Lotus(R) Domino market. The Company ceased selling the Wireless Business Engine(R) product line in 2004.

Symmetry(R)

Infowave released Symmetry(R), a wireless software service for individual
Palm and PocketPC powered device users, in 2002. Symmetry(R) enabled users to wirelessly access Microsoft(R) Exchange(R) corporate email, contacts, attachments and calendar information. The service was purchased and activated by the end-user, generally without the assistance of his or her enterprise's information technology department. It required installation of Infowave's software on both of the client desktop and mobile device, as well as subscription to the Infowave Symmetry(R) service. Symmetry(R) was marketed directly by Infowave, through value added resellers and through global network operators under branded offerings. The gateway managed the flow of information between the user's mobile device and desktop. Symmetry(R) was sold as a service billed either as an annual subscription or as a monthly recurring service charge for each user. Revenues from Symmetry(R) were recognized on straight-line amortization over the period of the service contract. The Company ceased selling the Symmetry(R) product line in 2004.

Telispark Mobile Enterprise(TM)

Telispark Mobile Enterprise(TM) (TME) is a packaged suite of configurable applications designed to help large organizations service and manage complex equipment in the field or in a campus environment like warehouses and plants. Telispark Mobile Enterprise(TM) is composed of ten complementary "mix and match" modules that can be deployed quickly and securely to yield rapid-ROI applications that streamline and integrate business operations required by mobile workers, such as ERP, Field Service, Supply Chain, Asset Management and personal information management (PIM) operations. Telispark's robust enterprise data connectors enable rapid and seamless integration with existing back-end data sources including SAP, Siebel, MRO, Lotus Notes, Oracle, Microsoft Exchange and Indus. TME evolved into Infowave Mobile Enterprise (IME) during 2005.

Echo by Infowave(TM)

In January 2006, Infowave launched its new product offering, Echo by Infowave(TM) (formerly IME), which incorporates the benefits and IP associated with the Company's previous solutions in an easy to deploy solution targeted at mid-market companies. Echo by Infowave(TM) provides an easy to use mobile inspection and work order management tool used to maintain and service complex, equipment and inventory in the field or in closed environments like warehouses and plants. The product is device and network agnostic and provides secure, optimized communication in a connected-when-available computing model. This is essential for field workers who often encounter disconnected environments. Echo by Infowave(TM) can be deployed on a stand alone basis or integrated to multiple applications such as CRM, ERP, Supply Chain, Enterprise Asset Management and others.

The Company believes that Echo by Infowave(TM) has a number of advantages for the enterprise, as follows:

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

- Accessibility across multiple back-office systems. The mobile worker often requires information that resides in multiple systems. Echo by Infowave(TM) exchanges and transacts data, such as work orders, material availability, equipment configurations, schematics, and repair procedures, from the mobile client to disparate back-office systems. This eliminates the inefficient activities performed to access that information and leverages the significant investments in back-office systems.

- Standards computing & device independence. Infowave employs a state-of-the-art Java- and XML- based server architecture with advanced client-side scripting with a thick client that has a configurable Client Database Management System that runs on any device. The client applications are written in industry standard user interface development languages, HTML and JavaScript, and supports the various operating systems offered by today's mobile computing devices.

- Business scalable enterprise solutions. Infowave teams with global organizations for scalable solutions that seamlessly work with Infowave's products. These partners include Hardware Vendors, Systems Integrators, Network Providers, and Application Vendors (SAP, Tibco).

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

The Company generates revenue through the sale of Echo by Infowave(TM) end-user perpetual licenses, with the price for each license varying based upon the module purchased. Preferential pricing is available for large enterprise site licenses. In addition to one-time software license fees, the Company charges annual maintenance and support fees. The Company also charges fees for installation services, training and professional services such as customization of its software products.

Echo by Infowave(TM) is sold to enterprise customers by Infowave's sales force and also partners with third party technology providers such as IBM, Indus and MRO in addition to system integrators like Deloitte Consulting LLP and Hewlett Packard on co-selling opportunities.

The Company generated revenue through the sale of end-user licenses, with the price for each license varying based upon the number of Connectors purchased. Preferential pricing is available for large enterprise site licenses. In addition to one-time software license fees, the Company charges annual maintenance and support fees. The Company also charges fees for installation services, training and professional services such as customization of its software products.

The revenues reported in 2003 were attributable to the sale of software and related services of the Company's Wireless Business Engine(R) and Symmetry(R) product lines. The revenue growth experienced by the Company in 2004 was attributable to the Telispark Mobile Enterprise(TM) product line acquired in early 2004. Telispark had a significant amount of revenue backlog when it was acquired by Infowave in 2004 and the Company ceased selling its Wireless Business Engine(R) and Symmetry(R) products in September 2004. Revenues for 2005 were impacted by several large projects being completed in early 2005 and the organizational restructuring occurring in late 2005. The Company expects its future revenues to be derived from the sale of its new Echo by Infowave(TM) products and services.

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

COMPETITION

The emerging wireless infrastructure and mobile application marketplace is presenting a variety of choices in wireless products that are required to satisfy the diverse needs of enterprises and their different classes of mobile workers. There has been recent consolidation in the industry that has resulted in a lower number but stronger competitors but there is still no dominant player.

Infowave differentiates itself by supporting multiple devices, platforms, networks, applications, and services with centralized management in addition to work-flow optimization by specific vertical industry. Infowave believes this approach will allow enterprise customers to optimize choice while leveraging their existing investments in hardware, software and training.

Infowave further differentiates itself by providing solutions specifically orientated to mobile worker processes resulting in strong end user adoption and impact. This domain expertise was incorporated into the Company's product offering in conjunction with Deloitte, who divested Telispark to the Company in 2004. This domain expertise and productivity efficiency enhancement knowledge results in increased understanding of Infowave's customer business issues to provide increased value through the sale of its software solutions.

PROPRIETARY PROTECTION

Infowave's software solutions are protected by certain intellectual property rights and by a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its rights. Infowave's patent portfolio includes one patent with thirteen patent applications which are currently in process. As part of its confidentiality procedures, the Company generally enters into a non-disclosure and confidentiality agreement with all its employees and each of its consultants and specifically with any third-party that would have access to the source code for the

Company's software products. As well, the Company strictly limits access to and distribution of its software in executable code form.

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

STAFF HEADCOUNT

The Company had a total headcount of 35 full time staff with approximately 40% engaged in research and development activities as at December 31, 2005. The Company's research and development employees are primarily software developers, many with extensive experience in the wireless area. The Company currently believes that there are sufficient available resources in the labour marketplace to meet its short-term needs.

ITEM 4C - ORGANIZATIONAL STRUCTURE

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

ITEM 4D - PROPERTY, PLANT AND EQUIPMENT

The Company owns no real property. Pursuant to a lease agreement entered into on July 1, 2002 which expires June 30, 2008, the Company currently leases 12,416 square feet of office space in Burnaby, British Columbia, which the Company uses as its corporate, administrative, and research and development offices.

Pursuant to a lease agreement entered into in March 2004, which expires on March 31, 2006, the Company currently leases 5,115 square feet of office space in Reston, Virginia, which the Company uses as its sales office. The lease will not be renewed by the Company.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

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

MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005

Investors should read the following in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2005 included in the Annual Report on Form 20-F. Additional information regarding the Company, including the Company's Annual Report, is available on the SEDAR web site at www.sedar.com.

The accompanying audited consolidated financial statements are presented for the years ended December 31, 2005, 2004 and 2003, and include the accounts of Infowave Software, Inc. ("INFOWAVE" or the "COMPANY") and its U.S. subsidiaries.

OVERVIEW

Infowave provides enterprise mobile applications (EMA), including packaged configurable application software modules that integrate business operations required by mobile workers. Focused on enabling organizations with mobile workforces since 1993, Infowave solutions enable mobile workers of all types to access critical enterprise information at the point of work, including work orders, internal communications, asset information, customer details, calendars and other important data required to perform their job functions more effectively and productively. The Company provides mobile software solutions which streamline and integrate business operations required by mobile workers, such as Enterprise Resource Planning (ERP), Field Service, Supply Chain and Asset Management operations.

CORPORATE SUMMARY

The Company originally focused on the middleware market, but is now targeting mobile applications for field service workers. Infowave provides wireless software solutions that increase the velocity of customer information flow from back office applications to the field service worker. This results in increased field staff productivity, improved operational efficiencies and increased customer satisfaction.

Our clients include Nextel, Chevron, Shell, Agfa, Hydro One and Australian Water Corporation. The Company is primarily focused on the hi-tech, telecom, energy, transportation, and service industries and partners with IBM and other third party value added resellers such as device manufacturers, thereby offering turnkey solutions to customers.

Infowave's objective is to become the leading enterprise mobile application software provider, delivering mobile application and infrastructure software solutions to organizations in need of real-time data access in the field.

Today, large organizations find themselves at a crossroads. The current economics and the ever-increasing size of mobile workforces are forcing organizations to take a closer look at how they utilize their assets and the costs associated with their current operations. Many find that current capital-intensive operations, such as preventive and reactive maintenance, are ineffective and cost millions of dollars yearly in lost time and equipment. In looking to remedy the situation, organizations find themselves entrenched in isolated, proprietary business systems that cannot be integrated without major overhauls and the resulting expensive maintenance fees.

Internally developed solutions do not incorporate industry best practices or accommodate evolutions in technology standards, resulting in systems that do not provide long term business value. Adoption of wireless technology has been slow over the past several years due to immature infrastructure. This situation has now changed, enabling reliable and cost effective solutions.

Infowave's strategy is to enable companies to streamline their business operations as they pertain to the mobile worker. By providing enterprise mobile end-users with an easy to navigate, intuitive mobile application that enables work flow automation, organizations can improve their asset utilization, minimize inventory investment levels, optimize the supply chain and financially depreciating assets, and provide more efficient service through optimized work processes that eliminate error-prone paper-based processes, increase wrench time, and improve data integrity in a mobile environment.

The Company's target market is the field service industry which employs approximately 15 million employees in North America. Today's asset management field service industry employs manual processes established over the past century. The quantifiable business benefits attributable to increased productivity associated with mobile technology are not being realized on a wide-spread basis today, which creates a significant market opportunity for Infowave. The business impact associated with initial deployment of work process automation technology is very significant. Industry analysts have shown that companies that have deployed field service solutions have realized significant increases in worker productivity, profitability, and revenue.

Industry analysts forecast that increasing investment will be made by companies to automate their field service organizations in 2006 representing a large market opportunity for the Company. In fact, the majority of best-in-class service organizations view improving the communication between the back office and field service as a top strategic priority.

SIGNIFICANT EVENTS IN 2005

Financial Highlights

- The Company completed a corporate reorganization resulting in a non-dilutive cash injection of approximately $4.57 million less transaction costs of $1.33 million (see details below)

- The Company ended the year with $4.3 million in cash and cash equivalents up from $2.9 million one year previous.

- Operating expenses (excluding impairment charges) decreased by 25% compared to the prior year.

Major Customer Deployment

The Company was selected by Agfa Corporation's U.S. HealthCare Service Organization to deploy it's mobile software solution throughout Agfa's HealthCare Division. This selection was the result of an exhaustive RFP process that reviewed all of the leading providers of mobile software solutions.

Major Award

The Company was the winner of the prestigious IBM PartnerWorld Beacon Award for Best IBM Websphere On Demand Solution. The Company believes the award further strengthens our partnership with IBM's and will open more customer opportunities.

Major Product Releases

The Company released Echo by Infowave(TM) v2.7 which has been enhanced over previous releases with updates to the transaction server core and to the applications suite. Headlining the applications suite improvements is a new version of the Inspection application.

Infowave subsequently released Echo by Infowave(TM) v3.0 in January 2006 which further enhances this proven enterprise solution by providing customer flexibility in choosing current and future networks and devices. The product also supports stand alone mode for digitizing of manual paperwork and integrating to one or multiple backend systems, allowing continual access to data and complete elimination of any redundant data entry. After installation, the product can be updated and tailored, without the need for programming skills. A configuration tool is provided to enable the system administrator or a business analyst to make the ongoing form changes required by the business or external regulations and requirements.

Major Management Changes

Jerry Meerkatz resigned from his position of CEO effective August 31, 2005 to pursue an opportunity outside of the mobile applications software market.

James W. Suttie was appointed Infowave's new CEO effective September 1, 2005.

Corporate Reorganization

On January 21, 2005 the Company announced that the corporate reorganization (the "Reorganization") involving Infowave and 0698500 B.C. Ltd. ("Investor") had been completed. Under the Reorganization, pursuant to a plan of arrangement (the "First Arrangement") involving Infowave and a new company ("Newco"), holders of Infowave shares, warrants and options received shares, warrants and options of Newco in exchange for their Infowave securities on a one-for-one basis, resulting in Infowave becoming a wholly-owned subsidiary of Newco. Following the First Arrangement, Infowave transferred all of its assets to Newco. After the transfer of assets, the Investor acquired a majority equity interest in Infowave by paying US$4.57 million to Newco for the Infowave shares held by Newco.

Pursuant to the Asset Purchase Agreement, Newco acquired from Infowave the assets of Infowave, together with the associated contractual obligations and liabilities. Newco, under the name Infowave Software, Inc., assumed Infowave's rights and obligations under material agreements applicable to the business carried on by Infowave prior to the reorganization. Newco was renamed Infowave Software, Inc. and continues to focus on the software business. The Board of Directors and management of Infowave continued on the same capacity with Newco.

ITEM 5A - OPERATING RESULTS

The following table sets forth certain financial data for periods indicated as a percentage of total net revenues:

                                   2005   2004   2003
                                   ----   ----   ----
Revenue                             100%   100%   100%
Costs of sales                       42%    43%    12%
                                    ---    ---    ---
Gross margin                         58%    57%    88%
                                    ---    ---    ---
Operating expenses
   Research and development         105%    61%   120%
   Sales and marketing              102%    81%   129%
   Administration                   123%    72%   117%
   Restructuring                     --      7%    --
   Impairment charge                241%    10%    38%
   Depreciation and amortization     92%    44%    55%
                                    ---    ---    ---
Total operating expenses            663%   275%   458%
                                    ---    ---    ---
Net operating loss                  605%   218%   370%
                                    ---    ---    ---

REVENUES

Total revenues of the Company for the years ended December 31, 2005, 2004 and 2003 are as follows:

   2005      Change      2004      Change      2003
----------   ------   ----------   ------   ----------
$1,927,291    (53%)   $4,104,034    153%    $1,624,820
----------    ---     ----------    ---     ----------

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

The Company's decrease in revenue growth of 53% over the prior year was due to fewer sales opportunities being closed during the year. As well, Telispark had a significant amount of revenue backlog when it was acquired by Infowave in 2004 and the Company ceased selling its legacy products (Wireless Business Engine(R), and Symmetry(R)) in September 2004. The Company expects the majority of its future revenues to be derived from the sale of EMA products and services.

Our EMA products and services are sold to large enterprises. The sales cycle is longer in comparison to non-EMA products as the Company must be successful in bidding and going through selection processes for projects as larger enterprises typically put these opportunities out to tender. The EMA solution is delivered to customers by implementation and customization processes on a project basis. Typically, project lifecycles range from three to nine months. Some customers may require successful implementation of a pilot project before making major investments. The Company cannot anticipate how successful it will be in responding to Request For Proposals, and hence winning bids or when pilot projects may convert to larger sales opportunities. The Company recognizes revenue upon completion of project milestones or percentage of completion basis. As a result, the Company will experience unevenness in its revenue stream as its sales order backlog and project bookings are not at a level to stabilize revenue or to sustain quarterly growth. Currently, the Company has limited sales trend history in this area and cannot accurately project its revenues.

The revenue mix for the year ended 2005 was comprised of 18% software license fees, 41% maintenance and support fees, and 41% professional services fees. Both license fees and professional services fees were integral components of the EMA solution delivered to customers. The Company anticipates that license revenue will comprise a higher percentage of its total revenue comparable to that experienced for the year ended 2005 based on the Company's focus on delivering more standardized, as opposed to customer centric, solutions. The Company has also expanded its market focus to mid sized companies in order to shorten sales cycles and increase its customer base. The revenue mix in 2004 was comprised of 30% software license fees, 23% maintenance and support fees, and 47% professional services fees. The revenue mix in 2003 was comprised of 35% software license fees, 26% maintenance and support fees, and 39% professional service fees.

The non-EMA product line revenue declined compared to the prior year as a result of the Company abandoning its legacy products (Wireless Business Engine(R), and Symmetry(R)) in September 2004. The Company intends to continue to concentrate its efforts on the EMA products and services.

The Company continued to receive a significant portion of its revenues from its three largest customers In 2005 and expects this to continue in 2006. The three largest customers accounted for the following percentage of total revenue of the
Company:

Three largest customers           2005         2004        2003
-----------------------        ----------   ----------   --------
Revenues                       $1,498,787   $2,619,057   $649,928
                               ----------   ----------   --------
Percentage of total revenues           78%          64%        40%

The Company's geographical revenues are as follows with the largest attributable to customers located in the United States:

Geographical Location      2005      Change      2004      Change      2003
---------------------   ----------   ------   ----------   ------   ----------
United States           $1,645,351    (50%)   $3,304,354    275%    $  881,200
Canada                     112,289    (68%)      350,715    133%       150,482
Europe                      24,715    (90%)      252,130    (55%)      557,138
Asia/Rest of World         144,936    (26%)      196,835    447%        36,000
                        ----------    ---     ----------    ---     ----------
Total                   $1,927,291    (53%)   $4,104,034    153%    $1,624,820
                        ----------    ---     ----------    ---     ----------

'
Approximately 85% of the Company's 2005 revenue was from customers in the United States, 6% from customers in Canada and 9% from customers in Europe and the rest of the world. This compares to 81% from the United States, 8% from Canada and 11% from Europe and the rest of the world in 2004. This also compares to 54% from the United States, 9% from Canada and 37% from Europe and the rest of the world in 2003.

The Company does not currently experience any revenue fluctuations on a seasonal basis.

COST OF SALES

                   2005      Change      2004      Change       2003
                ----------   ------   ----------   ------   ----------
Revenues        $1,927,291    (53%)   $4,104,034    153%    $1,624,820
Cost of Sales      811,371    (54%)    1,773,119    788%       199,704
                ----------    ---     ----------    ---     ----------
Gross Margin     1,115,920    (52%)    2,330,915     64%     1,425,116
                ----------    ---     ----------    ---     ----------

Cost of sales consists of product related costs including product documentation and shipping, royalties to third parties for resale of technology, costs related to delivery of professional implementation and customization services and variable sales costs.

                   2005               2004               2003
                ----------         ----------         ----------
Revenues        $1,927,291   100%  $4,104,034   100%  $1,624,820   100%
Cost of Sales      811,371    42%   1,773,119    43%     199,704    12%
                ----------   ---   ----------   ---   ----------   ---
Gross Margin     1,115,920    58%   2,330,915    57%   1,425,116    88%
                ----------   ---   ----------   ---   ----------   ---

The slight increase in gross margin in 2005 as compared to 2004 is due to improved utilization on customer projects. The decrease in gross margin in 2004 as compared to 2003 is attributable to the increased cost of professional services resulting from increased service revenue in the delivery of EMA solutions to customers. The Company expects to experience comparable gross margins going forward to that experienced in 2005 which is due to its increased percentage of total revenue attributable to professional services delivery. In prior years, gross margins fluctuated depending on the product and service revenue mix and on the sales of third party products.

OPERATING EXPENSES

                                        2005      Change        2004      Change      2003
                                    -----------   ------    -----------   ------   ----------
Total operating expenses            $ 8,128,440     (25%)   $10,875,698     52%    $6,829,280
Impairment charge                     4,651,792    1,027%       412,632    (33%)      614,578
                                    -----------   ------    -----------    ---     ----------
Net operating expenses               12,780,232       13%    11,288,330     52%     7,443,858
                                    -----------   ------    -----------    ---     ----------
As a percentage of total revenues           663%                    275%                  458%

Total operating expenses for the Company (comprised of research and development, sales and marketing, administration, restructuring, impairment and amortization charges) for 2005 were $12,780,232 (net of TPC investment contribution of $357,304) compared to $11,288,330 for 2004. Total operating expenses for 2003 were $7,443,858.

Total operating expenses increased in 2005 compared to 2004 due to the impairment of the HiddenMind and Telispark intangible assets and the Sproqit assets held for sale. This increase was offset by reductions in costs as a result of the completing the integration of Telispark in 2004. In 2005, operating costs increased compared to 2003 due to higher administrative costs and the above mentioned impairment charges. At the end of 2005, the Company's headcount was 35, compared to 40 at end of 2004 and 54 at end of 2003.

Research and Development

                                       2005      Change      2004      Change      2003
                                    ----------   ------   ----------   ------   ----------
Research and development            $2,024,869    (19%)   $2,502,132     28%    $1,956,933
                                    ----------    ---     ----------    ---     ----------
As a percentage of total revenues          105%                   61%                  120%

Research and development ("R&D") expenses consist primarily of salaries and related personnel costs, consulting fees associated with product development and costs of technology acquired from third parties to incorporate into products currently under development.

Research and development (R&D) expenses were $2,024,869 in 2005 (net of TPC investment contribution of $357,304), a decrease of 19% from $2,502,132 in 2004. The decrease was primarily due to the integration of Telispark in 2004. The acquisition of Telispark in Q1 2004 resulted in significantly higher R&D costs as the Company incurred 78% of the year's expense in the first two quarters. The Company believes that its investment in R&D is sufficient to support its current product line. Approximately 40% of the Company's total headcount is in R&D. In 2005, the Company continued to focus its R&D efforts on projects that, in its opinion, had the greatest potential to positively impact revenue in the short to mid-term.

The Company experienced a small increase in R&D expenses compared to the year ended 2003 due to the retroactive TPC claim made in 2003.

On April 13, 2004, the Company announced that it had been advised by TPC, and Industry Canada, that it was withholding payments on funding claims submitted to date by the Company until the completion of an audit as to the contract award process. On July 29, 2004 the Company was advised by TPC that, as a result of TPC's review of contribution agreements with several companies, including the Company, TPC was of the view that the Company had breached the terms of the contribution agreement that restricted the use of third parties to secure the agreement. The Company was requested to either correct the condition or event complained of or to demonstrate to the satisfaction of the Minister of Industry that it had taken steps necessary to correct the condition, and to provide notice of such rectification within 30 days. Infowave believes it acted properly and in good faith at all times. The Company co-operated fully with Industry Canada's auditors and has sought to resolve this issue expeditiously so that it could move forward with the continued implementation of its business strategy.

On August 25, 2004, the Company reached an agreement with Industry Canada to settle outstanding issues over whether Infowave was in compliance with certain provisions of its funding agreement with TPC.

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

Under the terms of the agreement, Infowave will issue up to Cdn$2 million worth of five-year common share purchase warrants. As a result of this financial obligation, the fair value of the warrants of Cdn$2 million to be issued by the Company to TPC during the period October 1, 2005 to December 31, 2005 will be recognized through amortization and expensed to offset the funding benefit recognized, based on the proportion that the amount received from TPC funding is relative to the total funding approved.

The Company is currently negotiating an extension of its TPC agreement which expired in December 2005. If the Company is unable to negotiate an extension, then it will not be eligible to receive any further funding under the agreement.

During 2005, funding benefits of $527,621 were recognized and warrant expense of $170,317 was amortized. The Company claimed the benefit of $357,304, net of amortization of warrants, as a reduction of research and development expense for the current year ended. At December 31, 2005, the TPC Receivable totalled $144,658 and $544,333 was recognized as financial instruments in connection with the Company's cumulative obligation to issue the warrants in the future. As of December 31, 2005, no warrants have been issued as the Company is in negotiations to extend the term of the contract.

Sales and Marketing

                                       2005      Change      2004      Change      2003
                                    ----------   ------   ----------   ------   ----------
Sales and marketing                 $1,959,800    (41%)   $3,340,049     60%    $2,090,419
                                    ----------    ---     ----------    ---     ----------
As a percentage of total revenues          102%                   81%                  129%

Sales and marketing expenses consist primarily of salaries and related personnel costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral.

Sales and marketing expenses were $1,959,800 in 2005, a 41% decrease from $3,340,049 in 2004. The decrease in total sales and marketing expense is primarily due to the reduction in headcount due to the integration of Telispark in 2004. As well, the non-cash compensation expense attributable to shares issued in the Company's acquisition of Telispark had been fully expensed in 2004. In comparison to the 2003 year, sales and marketing costs trended downwards as the Company re-focused its investment towards product development.

The Company will continue to invest appropriately in sales and marketing to drive sales growth and enhance market awareness of our products.

Administration

                                       2005      Change      2004      Change      2003
                                    ----------   ------   ----------   ------   ----------
Administration                      $2,372,030    (20%)   $2,953,701     56%    $1,896,182
                                    ----------    ---     ----------    ---     ----------
As a percentage of total revenues          123%                   72%                  117%

Administration expenses consist primarily of salaries, related personnel costs, fees for professional and temporary services and other general corporate and contractor costs.

Administration expenses were $2,372,030 in 2005, a 20% decrease from $2,953,701 in 2004 and a 25% increase from $1,896,182 in 2003. The Telispark acquisition, the brokered private placement financing, the Visto lawsuit, and restructuring were activities that required increased resources for professional services in 2004 that the Company did not require in 2005. The increase from 2003 is attributable to the increased cost of being a public company (higher legal and accounting fees) as well as increased consulting fees.

The Company anticipates that administration expenses will continue to fluctuate as the business changes or needs to meet certain statutory or other requirements of being a public company listed on the TSX and subject to public reporting obligations in the U.S.

Depreciation and Amortization

Depreciation and amortization costs totaled $1,771,741 in 2005 compared to $1,792,185 in 2004. The year-over-year decrease is attributable to a number of assets being fully amortized.

Depreciation and amortization costs totaled $885,746 in 2003 compared to $1,771,741 in 2005 due to a lower asset base in 2003.

Restructuring and Asset Impairment Charges

As at December 31, 2005, the Company recorded asset impairment charges of $345,306 related to intangible assets acquired as part of the HiddenMind transaction and $953,883 related to Sproqit's intellectual property that was being held for sale given that there are no future economic benefits associated with these assets. As well, the Company wrote down intangible assets (that were acquired as part of the Telispark acquisition) of $3,352,603.

In 2004, the Company recorded asset impairment charges of $412,632 related to its non-exclusive license to Visto Corporation's Patent Portfolio due to the uncertainty regarding the probable future economic benefit associated with this asset. In 2003 charges of $614,578 were recorded primarily related to the impairment of HiddenMind assets.

During 2005, the Company did not incur any restructuring costs. Total restructuring charges for 2004, were $287,631. These restructuring charges related to previously announced staff reductions, the closure of the UK office, and the related legal and lease termination costs. At December 31, 2004, the Company had accrued $19,208 for employee termination costs which were settled in 2005.

Interest and Other Income

Interest and other income for 2005 was $123,956 compared to $73,530 in 2004 and $84,731 in 2003. The increase in income compared to the prior year is attributable to an increase in cash and cash equivalent balances at 2005. The income was higher compared to 2003 due to a greater percentage of cash and cash equivalent balances earning a higher rate of interest.

Foreign Exchange

The foreign exchange gain was $319 for 2005 compared to a loss of $586,121 in 2004 and a loss of $35,305 in 2003. The change from 2004 is due to fluctuations in the foreign exchange rate between the Canadian and US Dollar as well as the foreign exchange adjustment identified by the Company late in 2004. The change from 2003 is due to fluctuations in the foreign exchange rate between the Canadian and US Dollar.

Net Loss

The Company incurred a net loss of $8,305,627, or $0.04 in 2005 compared with a loss of $10,504,211, or $0.05 per share and $5,978,858, or $0.06 per share in
2004 and 2003 respectively. It is anticipated that net losses will continue into the future but at a lesser magnitude as the Company grows its revenue base while controlling its operating expenses. The Company believes that successful deployments of our EMA products and services to key reference customers will open opportunities for larger scale deployments to them, and in turn attract other customer opportunities.

QUARTERLY FINANCIAL PERFORMANCE SUMMARY

The following table summarizes unaudited and financial performance for the past eight quarters of the Company:

                                                         For 2005 Quarter Ended
                                   ------------------------------------------------------------------
                                      Total      December 31   September 30     June 30     March 31
                                   -----------   -----------   ------------   ----------   ----------
Revenue                            $ 1,927,291    $  180,430    $  484,533    $  859,869   $  402,459
Costs of sales                         811,371        19,557       311,528       292,752      187,534
                                   -----------    ----------    ----------    ----------   ----------
Gross margin                         1,115,920       160,873       173,005       567,117      214,925
                                   -----------    ----------    ----------    ----------   ----------
Operating expense
   Research and development          2,024,869       460,976       488,933       539,466      535,494
   Sales and marketing               1,959,800       529,816       476,116       483,896      469,972
   Administration                    2,372,030       479,203       510,055       721,189      661,583
   Restructuring                            --            --            --            --           --
   Impairment                        4,651,792     4,651,792            --            --           --
   Depreciation and amortization     1,771,741       440,201       438,224       449,901      443,415
                                   -----------    ----------    ----------    ----------   ----------
Total operating expenses            12,780,232     6,561,988     1,913,328     2,194,452    2,110,464
                                   -----------    ----------    ----------    ----------   ----------
Net operating loss                 $11,664,312    $6,401,115    $1,740,323    $1,627,335   $1,895,539
                                   -----------    ----------    ----------    ----------   ----------
Stock compensation expense         $   500,568    $   99,424    $  109,245    $  138,288   $  153,611

Stock-based compensation expense under the method adopted January 1, 2004 has been included in the above-noted figures and is allocated as follows:

Research and development                57,768        12,326        15,377        14,054       16,011
Sales and marketing                    132,140        23,466        34,324        33,920       40,430
Administration                         310,660        63,632        59,544        90,314       97,170

                                                         For 2004 Quarter Ended
                                   ------------------------------------------------------------------
                                      Total      December 31   September 30     June 30     March 31
                                   -----------   -----------   ------------   ----------   ----------
Revenue                            $ 4,104,034    $  484,904    $1,500,093    $  845,355   $1,273,682
Costs of sales                       1,773,119       317,282       566,552       321,766      567,519
                                   -----------    ----------    ----------    ----------   ----------
Gross margin                         2,330,915       167,622       933,541       523,589      706,163
                                   -----------    ----------    ----------    ----------   ----------
Operating expense
   Research and development          2,502,132       235,547       316,126       889,668    1,060,791
   Sales and marketing               3,340,049       442,605       688,442     1,237,949       971,03
   Administration                    2,953,701       647,066       581,817       739,916      984,902
   Restructuring                       287,631            --            --        61,885      225,746
   Impairment                          412,632       412,632            --            --           --
   Depreciation and amortization     1,792,185       467,760       378,914       287,979      657,532
                                   -----------    ----------    ----------    ----------   ----------
Total operating expenses            11,288,330     2,205,610     1,965,299     3,217,397    3,900,024
                                   -----------    ----------    ----------    ----------   ----------
Net operating loss                 $ 8,957,415    $2,037,988    $1,031,758    $2,693,808   $3,193,861
                                   -----------    ----------    ----------    ----------   ----------
Stock compensation expense         $   458,559    $  229,706    $   92,474    $   67,333   $   69,046

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

REVENUES

Revenue for the fourth quarter of 2005 was $180,430, a decrease of 63% from $484,904 for the same period in 2004, and a decrease of 63% from $484,533 for the third quarter of 2005. The Company had lower project bookings and sales order backlog going into the fourth quarter as compared to the third quarter. As previously mentioned, the Company will continue to experience unevenness in its revenue stream in the near future.

GROSS MARGIN

Gross margins for the fourth quarter were 89%, compared to 35% in the comparable period in 2004, and 36% in the third quarter of 2005. The gross margin is higher as most of the revenue generated in the fourth quarter was derived from licenses and maintenance, which tend to have much higher margins than revenue from professional services. Labour costs from the delivery of professional services is a large component of the cost of sales for the comparable period in 2004 and in the third quarter of 2005. The Company expects increased gross margins in future to that experienced during other quarters in 2005 which is due to its increased percentage of total revenue attributable to product license sales.

OPERATING EXPENSES

Research and development expenses net of TPC funding were $460,976 in the fourth quarter of 2005 compared to $235,547 in the same quarter of the prior year and $488,933 in the previous quarter. During the fourth quarter, more resources were allocated from the professional services group to assist in product development than in the fourth quarter of 2004. There was a decrease in expenses over the previous quarter due to a number of contractors whose contracts were completed by the end of third quarter. The Company continues to focus its research and development efforts on projects that, in its opinion, have the greatest potential to positively impact revenue in the short to mid-term.

Sales and marketing expenses in the fourth quarter, 2005 were $529,816, up from $442,605, in the fourth quarter of 2004, and up from $476,116 in the third quarter of 2005. The fourth quarter increase in sales and marketing expenses was a result of higher expenses related to marketing, advertising and other public relations activity. The Company continues to invest in activities that it believes will result in revenue growth and market awareness of our products.

Administration expenses in fourth quarter, 2005 were $479,203, down from $647,066 in the fourth quarter of 2004, and down from $510,055 in the prior quarter. The savings in the fourth quarter of 2005 compared to the same quarter of 2004 were due to decreases in labor and travel costs. The decrease in expenses over the prior quarter is primarily due to approximately $16,000 of fixed assets that were written down as a result of the Reston office closure.

Depreciation and amortization costs totaled $440,201 in the fourth quarter of 2005 compared to $467,760 in the fourth quarter of 2004 and $438,224 in the third quarter of 2005. The decrease from 2004 is attributable to a number of assets that were fully depreciated. The slight quarter-over-quarter increase is due to fixed assets additions that were made in the fourth quarter.

Impairment charges totaled $4,651,792 in the fourth quarter of 2005 compared to $412,632 in the fourth quarter of 2004 and $nil in the third quarter of 2005. The increase is due to the impairment of intangible assets acquired in the Telispark and Hidden Mind transactions and the impairment of the intellectual property acquired from Sproqit.

INTEREST AND OTHER INCOME

Interest and other income for the fourth quarter of 2005 was $39,031 compared to $18,605 in the fourth quarter of 2004 and $25,995 of the third quarter of 2005. Fluctuations between this quarter and prior quarters are attributable to changes in cash and cash equivalent balances as well as an increase in interest rates offered on short-term investments.

FOREIGN EXCHANGE

The foreign exchange gain was $14,430 for the fourth quarter ended December 31, 2005 compared to a loss of $94,075 in 2004. The Canadian dollar strengthened approximately 3% against the US dollar during the year positively impacting the Company's results, as significant portions of the Company's monetary balances are in Canadian denomination.

Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates. While a substantial portion of the Company's sales are derived in United States dollars, the Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

ITEM 5B - LIQUIDITY AND CAPITAL RESOURCES

In early 2005, the Company completed its corporate reorganization resulting in a non-dilutive cash injection of approximately $4.57 million less transaction costs of $1.33 million (for details, see section entitled "Significant Events in 2005" above).

The Company used $3,846,720 in operations during 2005. Non-cash working capital received was $543,696 and the remainder used in other operating activities consisted of $4,390,416. This compared with cash used in operations during 2004 of $6,582,141 that consisted of $1,061,755 used in non-cash working capital and $5,520,386 used in other operating activities. The Company anticipates that it will experience negative cash flows from operations in the future but with reduced magnitude. The Company will strive to increase revenues, improve gross margins and control cash operating expenses to reduce cash used in operations.

Net cash received from investing activities was $5,086,927 which consisted primarily of restricted cash becoming unrestricted and cash proceeds received from the corporate reorganization, as compared to $646,918 used in 2004.

Net cash received from financing activities was $852 which consisted of employee stock options being exercised.

At December 31, 2005, the Company's cash and cash equivalents totaled $4,313,406 and working capital was $3,471,839. The Company does not engage in any foreign exchange or other hedging activities, and is not a counter party to any derivative securities transactions.

At December 31, 2005, the Company held accounts receivable of $26,691 and no allowances for doubtful accounts. As well, the Company held TPC receivables of $144,658.

In conjunction with the signing of a Strategic Partnership and Sales Agreement in March 2002, the Company entered into a Convertible Loan Agreement with Hewlett Packard (HP). Under this convertible loan agreement, HP provided Infowave with a convertible revolving loan of up to $2.0 million. The principal amount outstanding under the loan was convertible into Common Shares at a price of $1.00 per share, at any time up to March 8, 2005, subject to adjustment in certain circumstances. Infowave could draw down amounts under the loan at anytime provided that certain standard working capital conditions were met. The principal amount outstanding bore interest at the prime rate plus 3.25%. Certain assets of Infowave, excluding its intellectual property, secured the convertible loan. Infowave also granted HP the right to have observers attend meetings of the Board of Directors. Under the terms of this agreement, Infowave and HP were to achieve minimum annual sales targets, which were not met for 2004 and 2003. As a result of not attaining minimum annual sales targets required under the terms of the Convertible Loan Agreement, any draw downs by the Company required HP's prior written consent. This agreement was terminated by the Company on January 16, 2005.

In December 2003, Infowave entered into an agreement with Technology Partnerships Canada (TPC) for an investment of up to $5.6 million (Cdn$7.3 million) to complement Infowave's investment in research and development. Under the terms of this agreement, TPC will contribute a specified percentage to match

Infowave's investment in research and development expenses until December 31, 2005. The Company requested that its agreement with TPC be extended to December 31, 2007 which has not been granted by TPC to date.

On August 25, 2004, the Company reached an agreement with Industry Canada, regarding certain provisions of its funding agreement with TPC. Under the terms of the agreement, TPC will reduce its funding to Infowave by 15 per cent or Cdn$1.1 million. This will reduce Infowave's total TPC funding from Cdn$7.3 million to Cdn$6.2 million. This is the same amount Infowave was to pay the third party consultant for its assistance in developing Infowave's technology road map and with its application for TPC funding. As previously disclosed in Infowave's 2003 annual report, Infowave cancelled its agreement with this third party consultant in February 2004 with no obligation for any payment to the consultant by Infowave.

Under the terms of the agreement, Infowave will issue up to Cdn$2 million worth of five-year common share purchase warrants. As a result of this agreement, the fair value of the warrants of Cdn$2 million to be issued by the Company to TPC during the period October 1, 2005 to December 31, 2005 will be recognized through amortization and expensed to offset the funding benefit recognized, based on the proportion of the amount received from TPC funding relative to the total funding approved.

The Company is currently negotiating an extension of its TPC agreement which expired in December 2005. If the Company is unable to negotiate an extension, then it will not be eligible to receive any further funding under the agreement.

During 2005, funding benefits of $527,621 were recognized and warrant expense of $170,317 was amortized. The Company claimed the benefit of $357,304, net of amortization of warrants, as a reduction of research and development expense for the current year ended. At December 31, 2005, TPC Receivable totaled $144,658 and $544,333 was recognized as financial instruments in connection with the Company's cumulative obligation to issue the warrants in the future. As of December 31, 2005, no warrants have been issued as the Company is in negotiations to extend the term of the contract.

The Company may encounter opportunities for acquisitions, or other business initiatives that require significant cash commitments, or unanticipated problems or expenses that could result in a requirement for additional cash. There can be no assurance that additional financing will be available on terms acceptable to the Company, or at all. The inability to obtain such financing would have a material adverse impact on the Company's operations. To the extent that such financing is available, it may result in substantial dilution to existing shareholders.

Management is of the opinion that cash and cash equivalents of approximately $4.3 million at December 31, 2005, together with new business attained through March 31, 2006 and ongoing revenue from existing customers, will provide sufficient working capital to meet the Company's projected cash requirements through 2006. However, if there are any unanticipated expenses or lower than anticipated revenues this could require the Company to seek additional financing or engage in further reductions in expenditures which may include further restructuring of the Company. There can be no assurances that additional financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available on terms favourable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to, or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

RISKS AND UNCERTAINTIES

The Company conducts the majority of its transactions in Canadian dollars and, therefore, uses the Canadian dollar as its base currency of measurement. However, most of the Company's revenues and some of its expenses are denominated in United States dollars which results in an exposure to foreign currency gains and losses on the resulting US dollar denominated cash, accounts receivable, and accounts payable balances. As of January 1, 2005, Telispark became a fully integrated subsidiary of the Company and, as a result, Cdn$ is its functional currency. As of December 31, 2005, the Company has not engaged in derivative hedging activities on foreign currency transactions and/or balances. Although realized foreign currency gains and losses have not historically been material, fluctuations in exchange rates between the United States dollar and other foreign currencies and the Canadian dollar could materially affect the Company's results of operations. To the extent that the Company implements hedging activities in the future with respect to foreign currency exchange transactions, there can be no assurance that the Company will be successful in such hedging activities.

While the Company believes that inflation has not had a material adverse effect on its results of operations, there can be no assurance that inflation will not have a material adverse effect on the Company's results of operations in the future. (See Item # 3, Section D "Risk Factors" for additional information)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our financial statements require us to make estimates and assumptions that affect the reported amount of assets, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Our critical accounting policies and estimates are as follows:

     -    Revenue recognition

     -    Continuing operations

     -    Income taxes

     -    Valuation of goodwill and intangibles

Sources of Revenue and Revenue Recognition Policy

Revenues are derived from the sale of licenses, services and maintenance. License and maintenance revenues are normally generated from licensing our products to end-users and value added resellers or system integrators. Service revenues are generated from consulting services sold to end-users and software subscription services provided to customers.

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

The Company also recognizes revenue on the percentage of completion basis or upon achievement of project milestones for certain software development contracts. The Company estimates the portion of each contract that has been completed based on time and resources already utilized and still required for completion of the work. Unforeseen costs could arise in the development process that could materially impact our measurement of overall contract progress and the percentage of the contract completed, both of which enter into the measurement of revenue to be recognized.

Service revenue attributable to consulting services or software subscription services is recognized as the services are provided by the Company.

Continuing Operations

These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during each of the three years ended December 31, 2005, 2004 and 2003. To date, the Company has financed its continuing operations through revenue, collection of the TPC receivable and the issuance of common shares. Continued operations of the Company will depend upon the attainment of profitable operations, and may require completion of external financing arrangements.

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

As of December 31, 2003, 2004 and 2005, we had recorded net future tax assets of $nil. Due to the net losses incurred during this period, difficult financial conditions facing our industry, we determined that it was appropriate to maintain a full valuation allowance.

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

The second step is carried out when the carrying amount of the Company's net assets exceeds the Company's fair value, in which case, the implied fair value of the Company's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the Company as if it was the purchase price. When the carrying amount of the Company's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations.

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

RECENT ACCOUNTING PRONOUNCEMENTS

During 2005, the CICA issued Section 3861, Financial Instruments -- Disclosure and Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently in the process of assessing the impact on its financial statements.

In December 2004, the Financial Accounting Standards Board ("FASB") issued revised Statement of Financial Accounting Standards No. 123 entitled "Share--Based Payment" ("FAS No. 123R"). This revised statement addresses accounting for stock-based compensation and results in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company's financial statements as opposed to supplemental disclosure in the notes to financial statements. The revised Statement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25. FAS No. 123R and is effective for public entities that file as small business issuers as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company is currently assessing the implications of FAS 123R to its consolidated financial statements

FORWARD-LOOKING STATEMENTS

Statements in this filing about future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in any forward-looking statements. These factors include, among others, business and economic risks and uncertainties, those described in connection with the forward-looking statements included herein and the risk factors set forth above.

In some cases, forward-looking statements can be identified by the use of words such as "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" and statements that an event or result "may." "will," "should," "could," or "might" occur or be achieved, or the negative or other variations of these words, or other comparable words or phrases. Forward-looking statements are based on estimates and opinions of management at the date the statements are made.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither the Corporation nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. The Corporation is under no duty to update any of its forward-looking statements after the date of this filing. All forward looking statements in this filing are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. For the reasons set forth above, the reader should not place undue reliance on forward-looking statements.

OUTSTANDING SHARE DATA

As of March 31, 2006, the Company had 243,302,951 issued and outstanding common shares. For additional detail, refer to note 11 to the 2005 Consolidated Financial Statements.

ITEM 5C - OFF-BALANCE SHEET ARRANGEMENTS

The Company did not have any off-balance sheet arrangements at December 31, 2005, other than operating leases and purchase obligations in the normal course of business.

ITEM 5D - TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has entered into lease agreements for premises and services. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby (lease due to expire June 30, 2008) and Reston, Virginia (lease due to expire March 31, 2006). The approximate annual payment commitments for the following years are:

Contractual                   Less than                           More than
Obligations          Total      1 Year    1-3 Years   3-5 Years    5 Years
-----------        --------   ---------   ---------   ---------   ---------
Operating Leases   $693,420    $294,698    $398,722      $--         $--

During the year ended December 31, 2005, the Company made operating lease payments totaling approximately $494,156 (2004 - $826,866; 2003 - $575,700).

The Company's principal commitments include office leases and contractual payments due to content and other service providers.

The Company currently plans no significant capital expenditures for 2006 other than those in the normal course of business.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A - DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain current information regarding the executive officers, directors and key employees of Infowave as at December 31, 2005.

NAME                 AGE                  POSITION
----                 ---   -------------------------------------
James Suttie .....    58   President and Chief Executive Officer
George Reznik ....    39   COO & Chief Financial Officer
Paul Townsend ....    44   Vice President, Development
Gregg Thompson ...    55   Chairman of the Board (1)
Leonard Brody ....    34   Director (2) (3) (4)
Allen Sello ......    66   Director (5)
Keith Triginer ...    46   Director (3) (4)
Gerald Trooien ...    57   Director
Owen Wiberg ......    49   Director (2) (3) (4)

Notes:

(1)  Chairman of the Board

(2)  Member of the Audit Committee

(3)  Member of the Compensation Committee

(4)  Member of the Corporate Governance and Nominating Committee

(5)  Joined Board of Directors in January 2006

SENIOR MANAGEMENT

JAMES W. SUTTIE has served as President and Chief Executive Officer since September 1, 2005 and brings over twenty five years of senior executive management experience in the IT industry, most recently serving as the Executive Vice President, Corporate Treasury Services of Thomson Financial Inc. (formerly Selkirk Financial Technologies Inc.). He was the Founder and Chief Executive Officer of Selkirk Financial Technologies Inc. Before founding Selkirk Financial Technologies Inc., Mr. Suttie held a variety of senior management and marketing positions at Gulf Canada, Noranda Mines and IBM Canada. Mr. Suttie is a member of the British Columbia Technologies Industries Association, the Treasury Management Association of Canada and the Association of Financial Professionals. He is also a regular keynote speaker at both Canadian and American treasury management conferences and has been published in various industry publications. Mr. Suttie holds a degree in Chemical Engineering from McMaster University.

GEORGE REZNIK has served as Chief Financial Officer since March 1, 2002 and brings over eighteen years of corporate finance, operational management, investors' relations and M & A experience to the company. Mr. Reznik was appointed as the Company's Chief Operating Officer on September 1, 2004. Prior to joining Infowave in February 2002, Mr. Reznik was Vice President of Finance at Pivotal Corporation where he executed Pivotal's initial and secondary public offerings on the NASDAQ and Toronto Stock Exchanges. At Pivotal, he was responsible for global business planning during a period of rapid growth and executed business development transactions and strategic acquisitions in Europe and North America. Mr. Reznik was previously with Deloitte & Touche Corporate Finance practice for twelve years and led Deloitte's corporate financial valuation practice. He holds a Bachelor of Commerce (honors) degree from the University of Manitoba and is a Chartered Accountant (CA), Certified Fraud Examiner (CFE) and a Charter Business Valuator (CBV).

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

DIRECTORS

GREGG THOMPSON has served as a director and Chairman of the Board since November 2005. He is also the Chairman of Bluepoint Leadership Development. His broad and diverse background includes extensive experience as a business manager, executive coach, leadership trainer and management consultant. Prior to Bluepoint he was at Cambian (a privately-held software applications company) where he held the title of President from 2000 to 2002. He also held the title of President at Conor Pacific Environmental Technologies (TSX: CPA) from 1998 to 2000. Best described as a caring leader with a passion for individual development and organization effectiveness, Gregg leads a world-class team of educators, trainers, coaches and consultants who work with clients such as Encana, Talisman, Microsoft, Starbucks, Hewlett-Packard, Intel, Autodesk, Coca-Cola, Deloitte & Touche, Nortel, Royal Bank of Canada, Magna and Nike. Gregg is also a seasoned management consultant who has guided many organizations through substantial performance improvement initiatives. He is an engaging and entertaining speaker who is equally comfortable on the shop floor and the corporate boardroom.

LEONARD BRODY has served as a director since April 2004. Mr. Brody is one of Canada's most respected entrepreneurs and growth thinkers. He is currently on the Board of several technology companies, as well as acting as a senior advisor to several venture capital funds around the world. He is currently a member of the Board of CATA and the Canadian Ebusiness Initiative. Mr. Brody was the founder and CEO of Ipreo and is the former VP, Corporate Development and General Counsel of Onvia Canada which was sold to Bell Actimedia. Mr. Brody is the co-author of the best-selling book, "Innovation Nation: Canadian Leadership from Java to Jurassic Park".

KEITH TRIGINER has served as a director since June 2005. Mr. Triginer has been a regional General Manager (Calgary region) of Siemens Canada Ltd. since 2005. Prior to Siemens, Mr. Triginer was Senior Vice President, Sales at Gemcom Software since 2002 where he led the company through a revenue growth period. Prior to Gemcom, Mr. Triginer held various positions, his last being Director, Marketing Solutions with Invensys plc (formerly Foxboro Inc.). He has over twenty years of senior sales and marketing experience in the hi-tech industry.

GERALD TROOIEN has served as a director since January, 2004. Mr. Trooien is a successful real estate developer, a retired professional athlete and an active investor and advisor to various companies. He has run and owned airplane-holding companies and transportation-related businesses as well as founding and funding a not-for-profit charitable organization that supports public education. In addition, Mr. Trooien has held contracts with two NFL teams - the Washington Redskins and the Minnesota Vikings - played professional hockey in both Austria and with the World Hockey Association's Chicago Cougars.

OWEN WIBERG has served as a director since June 2005. Mr. Wiberg is President of OMTAK Management Consulting and Business Transformation executive. He has held the post of Vice President, Business Transformation at the TELUS Corporation along with a variety of management positions at Shell International, Shell Canada, Canadian Utilities, Sun Media and CANA Group. Mr. Wiberg's business, technology and change management acumen make him a frequently requested speaker to executive leadership teams regarding operational excellence and managing change. Mr. Wiberg holds a Bachelors degree in Information Technology and a Masters Degree in Business Administration.

ALLEN SELLO joined as a director in January 2006. Mr. Sello is presently a Trustee of the Sterling Shoes Income Fund and a Director of North American Energy Partners Inc. a construction company based in Alberta. He is also Vice-Chairman of the Vancouver Board of Trade Government Budget and Finance Committee. In the past, Mr. Sello has served as a director of various energy and mining companies. Mr. Sello was Senior Vice-President and Chief Financial Officer of UMA Group Ltd., a national engineering design and industrial contracting firm, from 1999 until his retirement in 2004. Prior to that, he was Chief Financial Officer of International Forest Products Ltd., a large British Columbia based forest products company. Mr. Sello was employed by Gulf Canada Resources Ltd., a major energy company, from 1979 to 1995 where he was Chief Financial Officer beginning in 1987. From 1964 to 1979, he held senior financial and marketing management positions at Ford Motor Company of Canada, ultimately as Treasurer. He holds a Bachelor of Commerce degree and a Masters degree in Business Administration and is a member of the Financial Executives Institute of Canada

BOARD COMMITTEES

The Board of Directors (the "BOARD") has established three Board committees: the Audit Committee; the Compensation Committee; and the Corporate Governance and Nominating Committee.

Audit Committee

The responsibilities of the Audit Committee include overseeing the accounting, financial reporting and internal control processes of the Company, the audit of the Company's financial statements, and the performance of the Company's independent auditors. The Committee's role includes a focus on the qualitative aspects of financial reporting to shareholders, the Company's processes to manage financial risk, and compliance with significant applicable legal, ethical, and regulatory requirements. The Committee is responsible for recommending to the Board of Directors the appointment, compensation and retention of the independent auditor. The independent auditor reports directly to the Audit Committee. As at December 31, 2005, the Audit Committee comprised of Owen Wiberg (Chairman) and Leonard Brody, who are independent of management as that term is defined under the rules of the Nasdaq National Market and the Toronto Stock Exchange. Allen Sello was appointed Chairman of the Audit Committee in January 2006. All members of the Audit Committee meet the qualifications of financial literacy as set forth by the Toronto Stock Exchange. In 2005, the Company adopted an Audit Committee Charter.

Compensation Committee

The responsibilities of the compensation committee include: reviewing and recommending to the Board the compensation and benefits of the Chief Executive Officer, and reviewing general policies relating to compensation and benefits for the employees of the Company. As at December 31, 2005, the Compensation Committee comprised of Keith Triginer (Chair), Leonard Brody and Owen Wiberg.

Corporate Governance Committee

The responsibilities of the corporate governance committee include: evaluating the contribution of each director on an individual basis, assessing the collective performance of the Board, proposing new nominees to the Board and analyzing the existing structure of the Board. As at December 31, 2005, the Corporate Governance Committee consisted of Leonard Brody (Chair), Owen Wiberg and Keith Triginer.

Compliance with Section 16(a) of the Exchange Act

The Company is a "foreign private issuer" as defined in Rule 3b-4 promulgated under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and, therefore, its officers, directors and greater than 10% shareholders are not subject to section 16 of the Exchange Act pursuant to Rule 3a12-3(b) promulgated under such Act.

During 2005, the Company adopted a Code of Business Conduct.

ITEM 6B - COMPENSATION

AGGREGATE COMPENSATION

For the fiscal year ended December 31, 2005, there were five executive officers of the Corporation and the aggregate cash compensation paid to them by the Corporation was US$802,415. Except as described herein, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to such executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid expressed in US dollars in respect of the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and each of the Corporation's two most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year of the Corporation whose total salary and bonus exceeded Cdn.$150,000 plus any additional individuals who were not executive officers at the end of 2005, but who would otherwise have been included (the "Named Executive Officers") for the years ended December 31, 2005, 2004, and 2003.

SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                            ANNUAL COMPENSATION   COMPENSATION
                                            -------------------    SECURITIES      ALL OTHER
                                             SALARY     BONUS      UNDERLYING    COMPENSATION
    NAME AND PRINCIPAL POSITION               (US$)      (US$)       OPTIONS         (US$)
    ---------------------------             --------   --------   ------------   ------------
James Suttie                         2005   $ 66,667         --     4,500,000            --
President & Chief Executive          2004         --         --            --            --
Officer(1)                           2003         --         --            --            --

Jerry Meerkatz                       2005   $137,500         --            --            --
Former President & Chief Executive   2004   $275,000   $ 16,670     2,500,000            --
Officer(2)                           2003   $ 25,000   $  6,250     2,650,000            --

George Reznik                        2005   $200,174   $ 21,295     1,500,000            --
COO & Chief Financial Officer(2)     2004   $168,542   $ 68,533     1,300,000            --
                                     2003   $125,057   $ 61,119       675,000            --

Scott Weber                          2005   $160,833   $ 10,000     2,000,000      $ 95,212
Former Senior Vice President,        2004   $129,375         --     1,000,000      $ 65,833
Sales(4)                             2003         --         --            --            --

Paul Townsend                        2005   $110,734         --       600,000            --
Vice President, Development(5)       2004   $ 88,353         --       500,000            --
                                     2003   $ 50,694         --        85,000            --

Sal Visca                            2005         --         --       500,000            --
Former Chief Technology Officer(6)   2004   $119,997   $ 76,924       150,000            --
                                     2003   $167,151   $122,058       593,750            --

Thomas Koll                          2005         --         --            --            --
Former Chairman of the Board(7)      2004         --         --       250,000            --
Former President and CEO             2003   $ 52,500         --       150,000      $350,000

Notes:

(1) Mr. Suttie was appointed President and Chief Executive Officer in September 2005.

(2) Mr. Meerkatz was appointed President and Chief Executive Officer in November 2003. He resigned in August 2005 but continued as a director until November 2005.

(3) Mr. Reznik joined the Corporation in February 2002. In September 2004, he was promoted to Chief Operating Officer.

(4) Mr. Scott Weber was hired in January 2004. In February 2005, Mr. Weber was promoted to Senior Vice President, Sales. In December 2005, Scott Weber's employment was terminated. Other compensation refers to commissions and severance payments.

(5) Mr. Townsend joined the Corporation in May 2003 as Director, Special Projects. In September 2004, he was promoted to Vice President, Product Development.

(6) Mr. Visca ceased to be the Chief Technology Officer in September 2004 and became Chairman of the Advisory Board.

(7) Mr. Koll was appointed Chief Executive Officer and Director on February 15, 2001. Mr. Koll was appointed President on August 8, 2001. Mr. Koll was appointed Chairman on April 23, 2002 and resigned as President and Chief Executive Officer on that date. In June 2005, Mr. Koll stepped down as Chairman and did no seek re-nomination as a director. Other compensation refers to a severance payment of US$350,000 which was deferred from 2002.

OPTIONS TO PURCHASE SECURITIES

A total of 9,100,000 options to purchase Common Shares were granted to the Named Executive Officers during the fiscal year ended December 31, 2005. These options are described in the table set forth below:

OPTION GRANTS IN 2005

                                                                          POTENTIAL
                                                                          REALIZABLE
                                  INDIVIDUAL GRANTS                    VALUE AT ASSUMED
                 --------------------------------------------------      ANNUAL RATES
                               % OF TOTAL                               OF STOCK PRICE
                  NUMBER OF      OPTIONS                                 APPRECIATION
                 SECURITIES    GRANTED TO    EXERCISE                  FOR OPTION TERM
                 UNDERLYING     EMPLOYEES   PRICE (PER                      (CDN$)
                   OPTIONS      IN FISCAL    SHARE)(2)   EXPIRATION   -----------------
     NAME          GRANTED      YEAR (1)      (CDN$)        DATE         5%       10%
     ----        ----------    ----------   ----------   ----------   -------   -------
Jerry Meerkatz          --          --%           --             --        --        --
James Suttie     4,000,000        22.8%        $0.03     Sept. 1/10   $33,154   $73,261
                   500,000(3)      2.9%        $0.03     Aug. 18/10   $ 4,144   $ 9,158
George Reznik    1,500,000         8.6%        $0.03     Aug. 18/10   $12,433   $27,473
Scott Weber      1,500,000         8.6%        $0.03     Aug. 18/10   $12,433   $27,433
                   500,000         2.9%        $0.07     Feb. 14/10   $ 9,670   $21,368
Paul Townsend      600,000         3.4%        $0.03     Aug. 18/10   $ 4,973   $10,989
Sal Visca          500,000(3)      2.9%        $0.03     Aug. 18/10   $ 4,144   $ 9,158
Thomas Koll             --          --            --             --        --        --

Notes:

(1) During 2005, options to purchase a total of 17,525,000 Common Shares were issued to employees and directors.

(2) The exercise price per share was equal to the fair market value of the Common Shares at the close of business on the date of grant.

(3)  These options were granted as compensation for their services as Directors.

NOTIONAL YEAR-END OPTION VALUES

There were no options exercised to acquire Common Shares by the Named Executive Officers during the last completed financial year. The notional value of unexercised but exercisable/unexercisable options at year end is set out in the table below:

AGGREGATED OPTION EXERCISES IN 2005 AND YEAR-END OPTION VALUES

                                                                                  VALUE OF UNEXERCISED BUT
                                                        NUMBER OF SECURITIES      EXERCISABLE IN-THE-MONEY
                      SECURITIES       AGGREGATE       UNDERLYING UNEXERCISED       OPTIONS AT YEAR END
                      ACQUIRED ON   VALUE REALIZED      OPTIONS AT YEAR END      EXERCISABLE/UNEXERCISABLE
       NAME          EXERCISE (#)       (CDN$)       EXERCISABLE/UNEXERCISABLE           (CDN$) (1)
       ----          ------------   --------------   -------------------------   -------------------------
Gerald Meerkatz(2)        --              --                    -/-                        $-/$-
James Suttie              --              --             166,660/4,333,340            $5,000/$130,000
George Reznik             --              --             208,350/1,291,650            $6,250/$38,750
Scott Weber(3)            --              --                 166,680/-                   $5,000/$-
Paul Townsend             --              --              33,336/566,664              $1,000/$17,000
Sal Visca                 --              --              166,660/333,340             $5,000/$10,000
Thomas Koll(4)            --              --                    -/-                        $-/$-

Notes:

(1) Notional value at December 31, 2005 based upon the December 31, 2005 closing price of the Common Shares on the Toronto Stock Exchange of Cdn$0.06.

(2)  As of December 31, 2005, all of Mr. Meerkatz's options had been cancelled

(3) As of December 31, 2005, all of Mr. Weber's unvested options had been cancelled.

(4)  As of December 31, 2005, all of Mr. Koll's options had been cancelled.

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

The Corporation has entered into an employment agreement with James Suttie, President and Chief Executive Officer, which provides that if he is terminated without cause, he is entitled to a severance payment equal to 12 months base salary and three months benefits (provided he has been with the Corporation for at least 12 months). In the event that Mr. Suttie is terminated without cause prior to being with the Company for a period of twelve months, the severance will be payable as follows:

     -    3 to 6 months    6 months salary, 2 months benefits severance

     -    6 to 12 months   9 months salary, 2 months benefits severance

As well, in the event the Corporation is sold, acquired or otherwise merged, all unvested options at the time of sale, acquisition or merger shall vest immediately and become exercisable.

The Corporation has entered into an employment agreement with Jerry Meerkatz, President and Chief Executive Officer, which provides that if he is terminated without cause, he is entitled to a severance payment equal to 12 months salary. As well, in the event the Corporation is sold, acquired or otherwise merged and the transaction results in a person or combination of persons acquiring more than 50% of the voting securities of the Corporation (or results in existing shareholders of the Corporation holding less than 50% of the voting securities of the Corporation) or the Corporation sells all or substantially all of the assets of the Corporation (a "Change of Control") 50% (in the first 12 months of employment) and 100% (after 12 months employment) of unvested options shall vest immediately. On August 31, 2005, Mr. Meerkatz relinquished his role as President and Chief Executive Officer.

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

In 2005, the Board of Directors conducted a search for a new President and Chief Executive Officer to replace Mr. Meerkatz. The Board of Directors considered a number of candidates and ultimately selected Mr. Suttie. The Board of Directors believes that the salary paid to Mr. Suttie is commensurate with his position, his experience and salaries paid by comparable companies. In considering comparable companies, the Board of Directors considered, among other things, the industry in which the Corporation operates, the competitive landscape for hiring executives within this industry, the public nature of the Corporation, the market capitalization of the Corporation and the responsibilities of the President and Chief Executive Officer.

The Compensation Committee also considered bonuses and granted stock options based upon the success of the Corporation during 2005, including the advancement of the development of the Corporation's technology, the meeting of corporate finance milestones and the development of important long-term strategic alliances. The Compensation Committee believes that, to the extent possible, the Corporation should continue to provide incentives to all of the Named Executive Officers through a combination of stock option grants and performance based bonuses as opposed to general increases in annual salary.

COMPENSATION OF DIRECTORS

On March 18, 2005, the Corporation approved a new compensation plan for its Directors which includes cash compensation of Cdn$3,500 per quarter for a total annual amount of Cdn$14,000 per Director which is payable on a retroactive basis for services provided by the current Directors commencing October 1, 2004. At the discretion of each individual Director, a Director may elect to obtain health coverage under the Corporation's policy which will be deducted from the cash compensation at the cost to the Corporation.

The Corporation will also provide a total of 300,000 options to purchase the Corporation's common shares at the fair market value as at the date of issuance of the options which will vest evenly over a twelve month period. A Director serving as a Committee Chairperson of the Corporation will be provided an additional total of 200,000 options to purchase the Corporation's common shares at the fair market value as at the date of issuance of the options which will vest evenly over a twelve month period. A total of 2,600,000 options were granted to directors in 2005.

Executive Directors are not eligible to take part in this compensation structure.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No Director, executive officer or senior officer has been indebted to the Corporation at any time during the previous fiscal year.

ITEM 6C - BOARD PRACTICES

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

The Corporation has nominated seven directors for election at its upcoming Annual General Meeting, of whom all but James W. Suttie, currently the President and Chief Executive Officer of the Company, are "unrelated" directors as defined in the Manual (as discussed below under "Manual Guideline (3) Unrelated Directors").

During the year ending December 31, 2005, the Board of Directors was comprised of various numbers of Directors, of whom all but Gerald Meerkatz and James W. Suttie were "unrelated" directors as defined in the Manual. As of November 14, 2005, Mr. Meerkatz no longer served as a director.

The Corporation does currently have a "significant shareholder", Gerald Trooien.

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

At the current time, all directors other than James W. Suttie, the Chief Executive Officer of the Company, are each free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

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

The Board has established a Corporate Governance and Nominating Committee to assess the overall performance of the Board. The Corporate Governance and Nominating Committee evaluates the contribution of each director on an individual basis, assesses the collective performance of the Board, proposes new nominees to the Board and analyses the existing size and structure of the Board. The Corporate Governance and Nominating Committee is scheduled to meet annually, and in consultation with the Chief Executive Officer, is to prepare and report its findings to the Board. The formal evaluation of each individual director is intended to be undertaken once every three years. Final decisions are approved by the Board. The Corporate Governance and Nominating Committee currently consists of Keith Triginer, Owen Wiberg and Leonard Brody, all of whom are outside directors and unrelated directors. It is expected that the Corporate Governance Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

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

As well, the Compensation Committee's responsibilities include reviewing and recommending to the Board the compensation and benefits of the Chief Executive Officer of the Corporation, and reviewing general policies relating to compensation and benefits for the employees of the Corporation. The Compensation Committee is currently composed entirely of outside directors: Leonard Brody, Owen Wiberg and Keith Triginer. It is expected that the Compensation Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

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

The Audit Committee reviews the audited financial statements and each unaudited quarterly report of the Corporation and brings them to the Board for approval. In addition, the Audit Committee recommends the Corporation's auditors and review the assessment of management regarding the effectiveness of the Corporation's internal financial controls and financial reporting. The Audit Committee has established access to both auditors and appropriate management. The Audit Committee meets as and when necessary. The Audit Committee is currently composed entirely of outside and unrelated directors: Owen Wiberg (acting Chairman in 2005) and Leonard Brody. It is expected that the Audit Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (14) Outside Advisors: The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The Board can engage outside advisors at the Corporation's expense.

ITEM 6D - EMPLOYEES

The number of employees for the fiscal years ended December 31, 2005, 2004, 2003 are as follows:

                         2005   2004   2003
                         ------------------
Professional Services      10     14      1
Research & Development     14     14     26
Sales & Marketing           7      6     22
Administration              4      6      5
                          ---    ---    ---
Total                      35     40     54
                          ---    ---    ---
Canada                     30     26     46
US                          5     14      4
Europe                     --     --      4
                          ---    ---    ---
Total                      35     40     54
                          ---    ---    ---

The decrease in 2004 was due to restructuring which occurred in both Q1 and Q2. The decrease in 2005 was due to a number of employees leaving the Company.

ITEM 6E - SHARE OWNERSHIP

EQUITY COMPENSATION PLAN

The following table provides information about the Company's common stock that may be issued upon the exercise of options and rights under all of the Company's existing equity compensation plans as of December 31, 2005:

                                                                                                   NUMBER OF SECURITIES
                                                   NUMBER OF SECURITIES                          REMAINING AVAILABLE FOR
                                                     TO BE ISSUED UPON      WEIGHTED-AVERAGE      FUTURE ISSUANCE UNDER
                                                        EXERCISE OF         EXERCISE PRICE OF      EQUITY COMPENSATION
                                                   OUTSTANDING OPTIONS,   OUTSTANDING OPTIONS,      PLANS (EXCLUDING
PLAN CATEGORY                                       WARRANTS AND RIGHTS    WARRANTS AND RIGHTS    SECURITIES REFLECTED)
-------------                                      --------------------   --------------------   -----------------------
Equity  compensation  plans approved by security        22,365,056                $0.08                 7,664,465
   holders
Equity compensation plans not approved by                  -nil-                  -nil-                   -nil-
   security holders
                                                        ----------                -----                 ---------
   Total                                                22,365,056                $0.08                 7,664,465
                                                        ----------                -----                 ---------

The following table sets forth certain information known to the Company with respect to the beneficial ownership of its common shares as of December 31, 2005, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding common shares, (ii) each director of the Company,
(iii) each Named Executive Officer, and (iv) all directors and officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

The principal address of each of the individuals identified below is 4664 Lougheed Highway, Suite 200, Burnaby, British Columbia, Canada, V5C 5T5, except where another address is listed.

DIRECTORS, EXECUTIVE OFFICERS EARNING MORE
THAN $100,000 AND 5% SHAREHOLDERS                      NUMBER OF SHARES BENEFICIALLY OWNED   PERCENT OF TOTAL SHARES OWNED
------------------------------------------             -----------------------------------   -----------------------------
Gerald Trooien (1)                                                  63,346,536                           26.04%
Deloitte Consulting LP (2)                                          24,568,277                           10.10%
George Reznik (3)                                                    1,705,002                            0.70%
Sal Visca (4)                                                        1,476,462                            0.61%
Scott Weber (5)                                                        781,302                            0.32%
Leonard Brody (6)                                                      550,000                            0.23%
Paul Townsend (7)                                                      392,468                            0.16%
James Suttie(8)                                                        250,000                            0.10%
Owen Wiberg(9)                                                         250,000                            0.10%
Keith Triginer (10)                                                    150,000                            0.06%
Gregg Thompson(11)                                                     125,000                            0.05%
Jerry Meerkatz(12)                                                          --                              --
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (13)                93,595,047                           38.47%

Notes:

(1) Includes 14,966,034 shares held by HiddenMind Technologies Inc. (which Mr. Trooien indirectly controls) and includes 450,000 shares related to options exercisable within 60 days from December 31, 2005.

(2) Relates to shares acquired from the sale of Telispark, Inc. on January 7, 2004.

(3) Relates to 1,705,002 shares for options exercisable within 60 days of December 31, 2005.

(4) Relates to 1,476,462 shares for options exercisable within 60 days of December 31, 2005.

(5) Relates to 781,302 shares for options exercisable within 60 days of December 31, 2005.

(6) Relates to 550,000 shares for options exercisable within 60 days of December 31, 2005.

(7) Relates to 392,468 shares for options exercisable within 60 days of December 31, 2005.

(8) Relates to 250,000 shares for options exercisable within 60 days of December 31, 2005.

(9) Relates to 250,000 shares for options exercisable within 60 days of December 31, 2005.

(10) Relates to 150,000 shares for options exercisable within 60 days of December 31, 2005.

(11) Relates to 125,000 shares for options exercisable within 60 days of December 31, 2005.

(12) All of Mr. Meerkatz's options were cancelled as of December 31, 2005.

(13) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Common shares subject to options currently exercisable, or exercisable within 60 days after December 31, 2005, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership for any other person.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A - MAJOR SHAREHOLDERS

See Item 6E - Share Ownership

Gerald L. Trooien, the largest shareholder and a director of Infowave, participated in a private placement financing performed by the Company on March 10, 2004 in which he acquired 5,956,818 shares of the

Company. This results in a total of 50,396,536 common shares of the Company being controlled either directly or indirectly by Mr. Trooien as at this date.

Deloitte Consulting LLP announced on September 8, 2004 that it has, through its subsidiary Deloitte Consulting L.P., sold 12,500,000 common shares of the Company to Gerald L. Trooien, the largest shareholder and a director of Infowave. As a result of this transaction, Deloitte Consulting L.P. currently holds 24,568,277 Infowave shares representing approximately 10.49% of the outstanding Infowave shares. This results in a total of 62,896,536 common shares (or 25.85%) of the Company being controlled either directly or indirectly by Mr. Trooien as at this date.

ITEM 7B - RELATED PARTY TRANSACTIONS

Except as otherwise disclosed in this 20-F, no director, senior officer or principal shareholder of the Company, or associate or affiliate of any of the foregoing, has any other material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or will materially affect the Company from January 1, 2004 through December 31, 2004.

During the year ended December 31, 2005, the following related party transactions occurred. All transactions were recorded using the exchange amount which approximated standard commercial terms:

     (a) The Company incurred $nil (2004 - $102,841; 2003 - $nil) for agency services and leases to a firm that is a significant shareholder of the Company, as a result of the Telispark acquisition. The Company also earned revenue from the firm totaling $142,269 (2004 - $462,837; 2003
          - $nil) for software, licenses and professional services. As of December 31, 2005 $135,990 had been collected and a balance of $6,279 is still outstanding in the Company's accounts receivable.

     (b) The Company earned revenue from a firm controlled by a director of the Company totaling $nil (2004 - $108,915, 2003 - $108,600). As of
          December 31, 2004, $108,915 had been collected with the balance being $nil. In addition, the Company sold $nil (2004 - $nil; 2003 - $8,600) to the firm and the firm purchased $nil in products from the Company during the year (2004 - $nil; 2003 - $7,676).

     (c) A director and significant shareholder of the Company acquired controlling interest of Sproqit. The Company and Sproqit now share a common significant shareholder. Sproqit holds an option to purchase back all of the intellectual property assets held for sale as described in note 7 of the financial statements.

     (d) The Company incurred $nil (2004 - $nil; 2003 - $10,000) for legal and consulting services to a firm controlled by a former director of the Company.

     (e) The Company incurred expenses of $60,994 relating to Board of Director quarterly fees (2004 - $17,208; 2003 - $nil). As of December 31, 2005, a balance of $13,416 was still outstanding in the Company's accounts payable.

ITEM 7C - INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

ITEM 8A - CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS

See Item 17 "Financial Statements" for our consolidated financial statements

ITEM 8B - LITIGATION

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

ITEM 8C - SIGNIFICANT CHANGES

On January 21, 2005, the Company performed a corporate reorganization resulting in the transfer of all of its business assets, liabilities and operations to Newco, which became the parent company of Infowave as a result of the reorganization. As part of the corporate reorganization, Newco subsequently divested 97.5% equity interest of its wholly owned subsidiary, Infowave, for an amount of $4.57 million less transaction costs of $1.33 million. The remaining shares of Infowave not divested by Newco, representing a 2.5% equity interest, were distributed to the previous shareholders of Infowave on a pro-rata basis. After the completion of the corporate reorganization, Infowave was not related to the Company, subsequently renamed Coopers Park Real Estate Corporation, which commenced focusing on its real estate development business while Newco was renamed Infowave Software, Inc. to focus on its software business transferred via this transaction.

ITEM 9 - THE OFFER AND LISTING

ITEM 9A - OFFER AND LISTING DETAILS

PRICE RANGE OF COMMON SHARES

The following table sets forth the high and low sale prices, as reported by the TSX, of the Common Shares for the calendar quarters indicated:

                 HIGH      LOW
2005            (CDN$)   (CDN$)
----            ------   ------
Q1: Jan - Mar    0.10     0.07
Q2: Apr - Jun    0.08     0.04
Q3: Jul - Sep    0.11     0.03
Q4: Oct - Dec    0.08     0.05

                 HIGH      LOW
2004            (CDN$)   (CDN$)
----            ------   ------
Q1: Jan - Mar    0.38     0.24
Q2: Apr - Jun    0.27     0.19
Q3: Jul - Sep    0.19     0.08
Q4: Oct - Dec    0.14     0.10

The following table sets forth the high and low sale prices, as reported by the TSX, of the Common Shares for the calendar months indicated:

             HIGH      LOW
2005        (CDN$)   (CDN$)
----        ------   ------
January      0.10     0.09
February     0.10     0.07
March        0.09     0.07
April        0.08     0.06
May          0.06     0.05
June         0.06     0.04
July         0.05     0.03
August       0.11     0.03
September    0.11     0.07
October      0.08     0.07
November     0.07     0.06
December     0.06     0.05

The following table sets forth the high and low sale prices, as reported by the TSX, of the Common Shares for the calendar years indicated:

             HIGH      LOW
            (CDN$)   (CDN$)
            ------   ------
2005         0.11     0.03

             HIGH      LOW
            (CDN$)   (CDN$)
            ------   ------
2004         0.38     0.08

             HIGH      LOW
            (CDN$)   (CDN$)
            ------   ------
2003         0.44     0.15

             HIGH      LOW
            (CDN$)   (CDN$)
            ------   ------
2002         1.91     0.10

             HIGH      LOW
            (CDN$)   (CDN$)
            ------   ------
2001         7.45     0.37

As of December 31, 2005, there were 243,302,951 Common Shares issued and outstanding. At such date, there were approximately 150 shareholders of record, but this number includes those shares held in street or nominee names.

ITEM 9B - MARKETS

COMMON SHARES

The Common Shares of the Company are currently traded on The Toronto Stock Exchange (the "TSX") under the symbol "IW". The Common Shares were listed on the TSX on January 20, 2005. Prior to that date, the Common Shares of Old Infowave were traded on the TSX (see Item 10B below). The Common Shares do not currently trade on any exchange in the United States.

ITEM 10 - ADDITIONAL INFORMATION

ITEM 10A - MEMORANDUM AND ARTICLES OF ASSOCIATION

This section is incorporated by reference to Registration Statement No. 000-29944 filed previously with the Securities Exchange Commission ("SEC").

ITEM 10B - MATERIAL CONTRACTS

The Corporation has not entered into any material contracts prior to the date hereof, except as disclosed below:

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

On October 21, 2003, the Company purchased all of the intellectual property assets of Sproqit Technologies, Inc ("Sproqit"), a wireless software company based in Kirkland, Washington. Sproqit offers a mobile application platform that enables users to obtain e-mail and other data via hand held personal digital assistant (PDA) and smartphone wireless devices running various operating systems. Under the terms of the acquisition agreement, the Company acquired all of the intellectual property of Sproqit and issued to Sproqit 4,038,550 common shares of Infowave with an estimated fair value of $0.23 (Cdn$0.30) per share. Sproqit has the option to purchase back all of the intellectual property assets sold to the Company for a period of two years for cash consideration equal to the original purchase price plus a premium of 20% (approximately $1.3 million), pursuant to an Option Agreement, dated September 23, 2003 and subsequent amendments dated March 5, 2004, September 16, 2005, December 15, 2005 and January 31, 2006 between Infowave and Sproqit, which expired on March 27, 2006 with Sproqit not exercising the Option.

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

Corporate Reorganization

On January 21, 2005 the Company announced that the corporate reorganization (the "Reorganization") involving Infowave and 0698500 B.C. Ltd. ("Investor") had been completed. Under the Reorganization, pursuant to a plan of arrangement (the "First Arrangement") involving Infowave and a new company ("Newco"), holders of Infowave shares, warrants and options received shares, warrants and options of Newco in exchange for their Infowave securities on a one-for-one basis, resulting in Infowave becoming a wholly-owned subsidiary of Newco. Following the First Arrangement, Infowave transferred all of its assets to Newco. After the transfer of assets, the Investor acquired a majority equity interest in Infowave by paying Cdn$5.57 million to Newco for the Infowave shares held by Newco.

Pursuant to the Asset Purchase Agreement, Newco acquired from Infowave the assets of Infowave, together with the associated contractual obligations and liabilities. Newco, under the name Infowave Software, Inc., assumed Infowave's rights and obligations under material agreements applicable to the business carried on by Infowave prior to the reorganization. Newco was renamed Infowave Software, Inc.

and continues to focus on the software business. The Board of Directors and management of Infowave continued on the same capacity with Newco.

Financings

In March 2004, the Company completed US$4.7 million (Cdn$6.1 million) of a brokered private placement of units. The Company also announced an additional financing of US$1.0 million (Cdn$1.3 million) with a significant shareholder, Gerald Trooien, which was approved by the Company's shareholders at its special general meeting on March 30, 2004. The Company's convertible line of credit facility with Mr. Trooien was cancelled at this time.

In July 2003, the Company completed a brokered private placement of approximately US$3.6 million in which the Company issued 29,642,037 units at $0.12 (Cdn$0.16125). Each Unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitled the holder to purchase one common share for a period of two years from the closing date at a price of $0.17 (Cdn$0.215) per common share. The common shares and warrants comprising the units were subject to a four month hold period. In addition, the Company completed a private placement financing of US$3.0 million with Gerald Trooien, the majority shareholder of HiddenMind, in which the Company issued 29,473,684 units at a price of $0.11 (Cdn$0.1425) per unit. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitled the holder to purchase one common share for a period of two years from the closing date at a price of $0.15 (Cdn$0.19) per common share. The common shares and warrants comprising the units were subject to a four month hold period.

Technology Partnerships Canada

In December 2003, Infowave entered into an agreement with Technology Partnerships Canada ("TPC") for an investment of up to Cdn$7.3 million to complement Infowave's investment in research and development. Under the terms of this agreement, TPC has agreed to contribute a specified percentage to match Infowave's investment in research and development for several years.

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

Infowave believes it acted properly and in good faith at all times. The Company co-operated fully with Industry Canada's auditors and sought to resolve this issue expeditiously so that it could move forward with the continued successful implementation of its business strategy.

On August 25, 2004, the Company reached an agreement with Industry Canada to settle outstanding issues over whether Infowave was in compliance with certain provisions of its funding agreement with TPC, an agency of Industry Canada.

The Company is currently negotiating an extension of its TPC agreement which expired in December 2005. If the Company is unable to negotiate an extension, then it will not be eligible to receive further funding under the agreement.

ITEM 10C - EXCHANGE CONTROLS

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

ITEM 10D - TAXATION

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated material U.S. federal income tax considerations to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2005, and does not expect that it will be a PFIC for the taxable year ending December 31, 2006. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

ITEM 10E - DOCUMENTS ON DISPLAY

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

We are subject to the informational requirements of the Securities Exchange Act and in accordance therewith we file reports and other information with the SEC. Filed as exhibits to the registration statement or incorporated therein by reference are complete copies of the material contracts described herein. Such reports, registration statement and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at Room 2521, , 100 F Street, N.E.., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

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

ITEM 10F - SUBSIDIARY INFORMATION

List of Subsidiaries:

1. Infowave USA Inc., a Washington corporation

2. Telispark Inc., a Delaware corporation

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Information relating to quantitative and qualitative disclosures about market risk is detailed in Item 3 and Item 5.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 12A - DEBT SECURITIES

Not applicable.

ITEM 12B - WARRANTS AND RIGHTS

Not applicable.

ITEM 12C - OTHER SECURITIES

Not applicable.

ITEM 12D - AMERICAN DEPOSITORY SHARES

Not applicable.

                                     PART II

ITEM 13 - DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13(a)-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2005 (the "EVALUATION DATE"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to included in the Company's periodic SEC filings.

CHANGES IN INTERNAL CONTROLS

There were no changes made to the Company's internal controls over financial reporting (as defined in Rules 13a - 15(f) and 15d - 14(f) under the Securities Act of 1934) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

On January 1, 2006 the Company appointed Allen Sello as a director and Chairman of the Audit Committee. Mr. Sello is "independent" as that term is defined under the rules of the Nasdaq National Market. All members of the Audit Committee meet the qualifications of financial expert. The Company's Board of Directors has determined that Mr. Sello is an "audit committee financial expert" as defined in the instructions for Item 16A of Form 20-F.

ITEM 16B - CODE OF BUSINESS CONDUCT

In 2005, the Company adopted a Code of Business Conduct. The Code of Business Conduct has been posted on our website and can be accessed at www.infowave.com.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees billed by KPMG LLP for the indicated services performed during fiscal 2005, fiscal 2004 and fiscal 2003 were as follows:

                     FISCAL 2005   FISCAL 2004   FISCAL 2003
                     -----------   -----------   -----------
Audit fees           Cdn$173,290   Cdn$229,297   Cdn$ 55,900
Audit-related fees        75,349        30,154       122,448
Tax fees                  22,250        75,460        70,510
All other fees                --            --            --
                     -----------   -----------   -----------
Total fees           Cdn$270,889   Cdn$334,911   Cdn$248,858
                     ===========   ===========   ===========

Audit fees: Consists of fees related to professional services rendered in connection with the audit of our annual financial statements, the reviews of the financial statements included in each of our Quarterly Reports on Form 6-K and accounting consultations that relate to the audited financial statements and are necessary to comply with generally accepted auditing standards.

Audit-related fees: Consists of fees for assurance and related services related to the Company's quarterly interim filings.

Tax fees: Consists of fees billed for professional services related to federal and state tax return preparation.

All other fees: Consists primarily of fees for a subscription to electronic research materials.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors. All fees billed by outside auditors incurred in 2005 were pre-approved by the audit committee. Our audit committee has determined that KPMG's rendering of all other non-audit services is compatible with maintaining auditor independence.

The audit committee's policy is to pre-approve all audit and permissible non-audit services performed by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally required for particular services or categories of services, including planned services, project based services and routine consultations projects. Each category is subject to a specific budget or quarterly dollar amount. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the independent auditor is required to provide detailed back-up documentation at the time of approval.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Neither we, nor any affiliated purchaser, made any purchase of our equity securities for the year ended December 31, 2005.

                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

                        Consolidated Financial Statements
                      (Expressed in United States dollars)

                             INFOWAVE SOFTWARE, INC.

                  Years ended December 31, 2005, 2004 and 2003

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Infowave Software, Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinions.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 3, 2006

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2(a) to the financial statements. Our report to the shareholders dated March 3, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada
March 3, 2006

INFOWAVE SOFTWARE, INC.
Consolidated Balance Sheets
(Expressed in United States dollars)

December 31, 2005 and 2004

                                                                              2005           2004
                                                                          ------------   ------------
                                                                                          (Restated-
                                                                                          note 2(l))
Assets
Current assets:
   Cash and cash equivalents                                              $  4,313,406   $  2,911,108
   Restricted cash (notes 2(b) and 15(b))                                           --        980,013
   Accounts receivable, net of allowance of $nil (2004 - $nil)                  26,691        560,334
   Technology Partnership Canada ("TPC") receivable (note 5)                   144,658      1,101,833
   Prepaid expenses                                                            203,105        160,881
                                                                          ------------   ------------
                                                                             4,687,860      5,714,169
Fixed assets (note 6)                                                          166,376        360,999
Intellectual property assets held for sale (note 7)                             75,000      1,091,274
Other intangible assets (note 8)                                             1,185,745      6,306,697
Goodwill (note 4(a))                                                         3,540,587      3,426,565
Deferred transaction costs (note 2(b))                                              --        954,710
                                                                          ------------   ------------
                                                                          $  9,655,568   $ 17,854,414
                                                                          ============   ============
Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable and accrued liabilities                               $    470,653   $  1,313,039
   Convertible promissory notes (note 9)                                        95,210        278,836
   Financial instruments (note 5)                                              544,333        355,656
   Deferred revenue                                                            105,825        173,835
                                                                          ------------   ------------
                                                                             1,216,021      2,121,366
Convertible promissory note (note 9)                                                --         87,027
Shareholders' equity:
   Share capital (note 11(b)):
      Authorized: Unlimited voting common shares without par value
      Issued: 243,302,951 (2004 - 237,145,351) common shares                18,814,147     81,273,081
   Additional paid in capital                                                       --         15,941
   Contributed surplus (note 11(g))                                            487,413      1,006,082
   Other equity instruments (note 11(h))                                     3,259,039      3,259,039
   Deficit                                                                 (15,554,576)   (70,936,761)
   Cumulative translation account                                            1,433,524      1,028,639
                                                                          ------------   ------------
                                                                             8,439,547     15,646,021
                                                                          ------------   ------------
                                                                          $  9,655,568   $ 17,854,414
                                                                          ============   ============

Continuing operations (note 2(a))
Commitments and contingencies (note 15)

See accompanying notes to consolidated financial statements

INFOWAVE SOFTWARE, INC.
Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

                                                         2005           2004           2003
                                                     ------------   ------------   ------------
Revenue:
   Sales                                             $  1,927,291   $  4,104,034   $  1,624,820
   Cost of sales (excluding depreciation and
      amortization included below)                        811,371      1,773,119        199,704
                                                     ------------   ------------   ------------
                                                        1,115,920      2,330,915      1,425,116
Expenses:
   Research and development (note 5)                    2,024,869      2,502,132      1,956,933
   Sales and marketing                                  1,959,800      3,340,049      2,090,419
   Administration                                       2,372,030      2,953,701      1,896,182
   Restructuring (note 12)                                     --        287,631             --
   Impairment charge (notes 7, 8 and 9)                 4,651,792        412,632        614,578
   Depreciation and amortization                        1,771,741      1,792,185        885,746
                                                     ------------   ------------   ------------
                                                       12,780,232     11,288,330      7,443,858
                                                     ------------   ------------   ------------
Loss before undernoted items                           11,664,312      8,957,415      6,018,742
Other earnings (expenses):
   Interest income and other earnings                     123,956         73,530         84,731
   Interest expense (note 11(f)(ii))                       (4,933)    (1,106,513)        (9,542)
   Foreign exchange gain (loss)                               319       (586,121)       (35,305)
                                                     ------------   ------------   ------------
                                                          119,342     (1,619,104)        39,884
                                                     ------------   ------------   ------------
Loss for the year, before non controlling interest
   and gain from corporate reorganization              11,544,970     10,576,519      5,978,858
Non-controlling interest (note 4(a))                           --        (72,308)            --
Gain from corporate reorganization (note 2(b))         (3,239,343)            --             --
                                                     ------------   ------------   ------------
Loss for the year                                       8,305,627     10,504,211      5,978,858
Deficit, beginning of year                             70,936,761     60,432,550     54,453,692
Deficit reduction from corporate reorganization
(notes 2(b) and 3)                                    (63,687,812)            --             --
                                                     ------------   ------------   ------------
Deficit, end of year                                 $ 15,554,576   $ 70,936,761   $ 60,432,550
                                                     ============   ============   ============
Loss per share, basic and diluted                    $       0.04   $       0.05   $       0.06
                                                     ============   ============   ============
Weighted average number of shares outstanding         240,139,435    223,996,067    104,913,864
                                                     ============   ============   ============

See accompanying notes to consolidated financial statements.

INFOWAVE SOFTWARE, INC.
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

                                                              2005          2004           2003
                                                          -----------   ------------   ------------
Cash flows from operations:
   Loss for the year                                      $(8,305,627)  $(10,504,211)  $ (5,978,858)
   Items not involving cash:
      Depreciation and amortization                         1,771,741      1,792,185        885,746
      Write down of fixed assets                               16,197             --             --
      Amortization of TPC warrants (note 5)                   170,317        113,611        218,292
      Impairment charge (notes 7, 8 and 9)                  4,651,792        412,632        614,578
      Non-cash interest and financing costs                        --      1,101,380             --
      Stock-based compensation (note 11(c))                   550,776      1,636,325        379,463
      Gain from corporate reorganization (note 2(b))       (3,239,343)            --             --
      Interest earned on intangible assets held
         for sale (note 7)                                     (6,269)            --             --
      Allowance for obsolescence of inventory                      --             --          1,071
      Non-controlling interest                                     --        (72,308)            --
   Changes in non-cash operating working capital:
      Accounts receivable                                     553,075         85,700        138,224
      TPC receivable                                          954,937       (231,541)      (737,446)
      Prepaid expenses                                        (37,277)       320,815       (156,729)
      Accounts payable and accrued liabilities               (846,869)      (931,417)       243,931
      Deferred revenue                                        (80,170)      (305,312)      (147,487)
                                                          -----------   ------------   ------------
                                                           (3,846,720)    (6,582,141)    (4,539,215)
Cash flows from investing activities:
   Redemption (purchase) of short-term investments, net            --        223,322        190,360
   Purchase of fixed assets                                   (42,463)       (28,736)      (201,984)
   Purchase of intangible assets                                   --        (48,688)            --
   Extension fee payment (note 7)                             100,000             --             --
   Acquisition costs, net of cash acquired                         --        145,542       (380,250)
   Deferred transaction costs (note 2(b))                          --       (938,358)            --
   Restricted cash released                                   963,020       (980,013)            --
   Corporate reorganization, net proceeds (note 2(b))       4,066,370             --             --
                                                          -----------   ------------   ------------
                                                            5,086,927     (1,626,931)      (391,874)
Cash flows from financing activities:
   Issuance of shares and special warrants for cash,
      net of issue costs                                          852      5,659,468      6,624,025
Foreign exchange gain on cash and cash
   equivalents held in a foreign currency                     161,239        549,107        462,740
                                                          -----------   ------------   ------------
Increase (decrease) in cash and cash equivalents            1,402,298     (2,000,497)     2,155,676
Cash and cash equivalents, beginning of year                2,911,108      4,911,605      2,755,929
                                                          -----------   ------------   ------------
Cash and cash equivalents, end of year                    $ 4,313,406   $  2,911,108   $  4,911,605
                                                          -----------   ------------   ------------

INFOWAVE SOFTWARE, INC.
Consolidated Statements of Cash Flows, Continued
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

                                                       2005        2004         2003
                                                     --------   ----------   ----------
Supplementary information:
   Interest paid                                     $  3,626   $    5,883   $    4,487
   Interest received                                  126,615       74,749       70,702
   Non-cash transactions:
      Issuance of common shares and warrants
         on acquisitions (notes 4 and 7)                   --    8,960,510    2,301,105
      Issuance of convertible debt in exchange
         for intangible assets acquired                    --      350,000           --
      Stock options assumed as part of acquisition
         (note 4(a))                                       --      264,091           --
      Issuance of shares in lieu of severance as
         part of acquisition (note 4(a))                   --      563,500           --
      Issuance of shares for management bonus              --      117,348      158,236
      Issuance of shares for services performed            --      150,000           --
      Issuance of shares as part of acquisition
         (note 7)                                          --           --      885,000
      Issuance of shares for settlement of
         promissory notes (note 9)                    262,500

See accompanying notes to consolidated financial statements.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

1.   OPERATIONS:

     Infowave Software, Inc. ("Infowave", "New Infowave" or the "Company"), formerly 6311059 Canada Inc. was incorporated on November 16, 2004.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Continuing operations:

          These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during the year ended December 31, 2005 and in prior periods. To date, the Company has financed its continuing operations through revenue and equity financing. Continued operations of the Company will depend upon the attainment of profitable operations, which may require the successful completion of additional external financing arrangements.

          Management is of the opinion that cash and cash equivalents of approximately $4.3 million at December 31, 2005, together with new business attained through March 31, 2006 and ongoing license revenue from existing customers, will provide sufficient working capital to meet the Company's projected cash requirements through 2006. However, if there are any unanticipated expenses or lower than anticipated revenues this could require the Company to seek additional financing or engage in further reductions in expenditures which may include further restructuring of the Company. There can be no assurances that additional financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available on terms favourable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to, or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

     (b)  Basis of presentation:

          These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries Telispark, Inc. (note 4(a)) and Infowave USA Inc. All intercompany transactions and balances have been eliminated on consolidation. Material differences between the accounting principles used in these financial statements and accounting principles generally accepted in the United States are disclosed in note 19.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (b)  Basis of presentation (continued):

          On January 21, 2005, following regulatory approval, Infowave Software, Inc. ("Old Infowave") was reorganized under two separate Plans of Arrangement (the "Plans") pursuant to the Canada Business Corporations Act (the "CBCA"). The Plans were approved by the shareholders of Old Infowave on January 17, 2005 and by the Supreme Court of British Columbia on January 17, 2005 (the first "Plan") and January 21, 2005 (the second "Plan"), and were implemented on January 21, 2005.

          Under the Plans, Old Infowave transferred all of its business assets, ownership interest in subsidiary companies, liabilities and operations to a new company ("New Infowave"), which became the parent company of Old Infowave as a result of the reorganization. As part of the corporate reorganization, New Infowave subsequently divested 97.5% equity interest of its wholly owned subsidiary, Old Infowave, for cash consideration of $4.57 million less transaction costs of $1.33 million resulting in a gain of approximately $3.24 million:

          Proceeds from corporate reorganization    $4,572,816
          Less: Costs incurred in 2004                (954,710)
          Less: Additional costs incurred in 2005     (378,763)
                                                    ----------
          Net gain on sale of assets                $3,239,343
                                                    ==========

          The total cash received in 2005 as a result of this transaction was approximately $4.1 million:

          Proceeds from corporate reorganization   $4,572,816
          Less: Costs incurred in 2005               (378,763)
          Less: Non-cash proceeds (see below)        (107,292)
          Less: Foreign exchange gain                 (20,391)
                                                   ----------
          Net cash received in 2005                $4,066,370
                                                   ==========

          The shares of Old Infowave not divested by New Infowave, representing a 2.5% or $107,292 equity interest (which decreases the deficit reduction), were then distributed to the previous shareholders of Old Infowave on a pro-rata basis. After the completion of the corporate reorganization, New Infowave was not related to the former Infowave legal entity, subsequently renamed Coopers Park Real Estate Corporation. In addition, restricted cash of $830,013 (Cdn$1,000,000) pertaining to the corporate reorganization was released. New Infowave was renamed Infowave Software, Inc. and continues to focus on the software business.

          As the transfer of the business assets, liabilities, and operations to New Infowave represented a transaction between entities under common control, no accounting adjustments arose from the transfer. For the year ended December 31, 2005, the consolidated financial statements combined the financial results for the business carried on in Old Infowave from January 1 to 21, 2005 with

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (b)  Basis of presentation (continued):

          those of New Infowave from January 22, 2005 to December 31, 2005, as New Infowave represents a continuation of the business and operations primarily carried on in Old Infowave. All references made to the Company's financial information, as at dates prior to January 22, 2005, will be those of Old Infowave.

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

     (e)  Inventory:

          Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

     (f)  Fixed assets:

          Fixed assets are recorded at cost. Depreciation is provided using the following methods and annual rates:

          Asset                                               Basis           Rate
          -----                                         -----------------   -------
          Computer equipment and system software            Straight-line   3 years
          Computer software                                 Straight-line   2 years
          Leasehold improvements                            Straight-line   5 years
          Office equipment                              Declining balance       20%
          Software licenses and purchased source code   Declining balance       30%

     (g)  Intangible assets:

          Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (g)  Intangible assets (continued):

          those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values. Intangible assets acquired in acquisitions (note 4) with finite useful lives are amortized using the straight-line method over their estimated lives which range from 3 to 7 years. The amortization methods and estimated useful lives of intangible assets are reviewed at least annually.

     (h)  Impairment of long-lived assets:

          Long lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset

     (i)  Goodwill:

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

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (j)  Income taxes:

          Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

     (k)  Translation of foreign currency:

          These consolidated financial statements are presented in U.S. dollars although the Company uses the Canadian dollar as its functional currency.

          For consolidation purposes, the financial statements of the Company's integrated foreign subsidiaries Infowave USA Inc. and Telispark, Inc. have been translated with their functional currency as the Canadian dollar. In the previous year, the Company had treated the Company's subsidiaries as stand-alone subsidiaries with their functional currency being the U.S. dollar. Monetary assets and liabilities, and non-monetary assets and liabilities carried at market, are translated at rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities other than those carried at market are translated at historical rates of exchange. Revenue and expenses are translated at rates of exchange in effect at the time of the transaction, except for depreciation and amortization which are translated at the same rates of exchange as related assets. Gains and losses on translation are included in income.

          The consolidated Canadian dollar financial statements are translated into U.S. dollars for reporting purposes using the current rate method. Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity on the balance sheet.

     (l)  Financial instruments:

          The AcSB amended Handbook Section 3860 - "Financial Instruments - Disclosure and Presentation." Effective January 1, 2005, the Company adopted the amended HB 3860 - "Financial Instruments - Disclosure and Presentation" related to financial instruments that are contractual obligations of a fixed amount but are settled with a variable number of the Company's common shares. Handbook Section 3860 requires that these financial instruments be classified as liabilities rather than shareholders' equity because they do not represent a residual interest in the Company until the common shares are issued. Accordingly, the value assigned to the Technology Partnerships Canada ("TPC") warrants and the Company's obligation to issue shares, aggregating $355,656, which was included in "Other Equity Instruments" in fiscal 2004 are, for accounting purposes, in substance a liability to the Company, because the number of common shares to be issued in settlement is determined based on a fixed contractual amount of fair value due TPC. These fixed contractual amounts will be settled with equity

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (l)  Financial instruments (continued):

          contractual amount of fair value due TPC. These fixed contractual amounts will be settled with equity instruments with the number of such instruments to be determined based on the market value of the Company's common shares on the date these instruments are settled. As permitted by the transitional rules of Handbook Section 3861, the Company has changed its accounting policy to treat these amounts as liabilities effective for the Company's fiscal year beginning January 1, 2005 and prior period financial statements have been restated to reflect this change in accounting policy.

     (m)  Revenue recognition:

          License revenues

          The Company recognized revenue in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants ("AICPA) in October 1997 as amended by SOP 98-9 issued in December 1998. Revenue from the license of software products is recognized when all of the following criteria have been met: (i) persuasive evidence of an arrangement exists; (ii) the product has been delivered; (iii) there are no uncertainties surrounding product acceptance (iv) the fees are fixed and determinable; and (v) the collection of the fee is probable. The Company uses the residual method to recognize revenue on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenue related to the undelivered element is deferred based on vendor-specific objective evidence ("VSOE") of the fair value of the undelivered element.

          The Company's multiple element sales arrangements include arrangements where software licenses and the associated post contract customer support ("PCS") are sold together. The Company has established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple element sales arrangement, as substantiated by contractual terms and the Company's significant PCS renewal experience, from its existing customer base. The Company's multiple element sales arrangements generally include rights for the customer to renew PC after the bundled term ends. These rights are irrevocable to the customer's benefit, are for specified prices and the customer is not subject to any economic or other penalty to failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (m)  Revenue recognition (continued):

          License revenues (continued)

          It is the Company's experience that customers generally exercise their renewal PCS option. In their renewal transaction, PCS is sold on a stand-alone basis to the licensees one year or more after the original multiple element sales arrangement. The renewal PSC price is consistent with the renewal price in the original multiple element sales arrangement. If VSOE of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements have been delivered.

          Services revenues

          Service revenues consist of revenues from software modification, consulting, implementation, training and integration services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of these services. For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines VSOE of fair value for these services based upon normal pricing and discounting practices for these services when sold separately. These consulting and implementation services contracts are primarily time and materials based contracts that are, on average, less than six months in length. Revenue from these services is recognized at the time such services are rendered as the time is incurred by the Company.

          The Company also enters into contracts that are primarily fixed fee arrangements to render specific consulting and software modification services. The percentage of completion method is applied to these more complex contracts that involve the provision of services relating to the design or building of complex systems, because these services are essential to the functionality of other elements in the arrangement. Under this method, the percentage of completion is calculated based on actual hours incurred compared to the estimated total hours for the services under the arrangement. For those fixed fee contracts where the services are not essential to the functionality of a software element, the proportional performance method is applied to recognize revenue. Revenues from training and integration services are recognized in the period in which these services are performed.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (m)  Revenue recognition (continued):

          Services revenues (continued)

          The Company also enters into contracts that are primarily fixed fee arrangements to render specific consulting and software modification services. The percentage of completion method is applied to these more complex contracts that involve the provision of services relating to the design or building of complex systems, because these services are essential to the functionality of other elements in the arrangement. Under this method, the percentage of completion is calculated based on actual hours incurred compared to the estimated total hours for the services under the arrangement. For those fixed fee contracts where the services are not essential to the functionality of a software element, the

          Customer support revenues

          Customer support revenues consist of revenue derived from contracts to provide PCS to license holders. These revenues are recognized ratably over the term of the contract which is usually one year. Advance billings of PCS are not recorded to the extent that the term of the PCS has not commenced or payment has not been received.

     (n)  Cost of sales:

          Cost of sales includes the costs related to the delivery of professional implementation and customization and the cost of commissions, royalties, hardware, packaging and distribution costs associated with software license revenue.

     (o)  Research and development costs:

          Research costs are expensed as incurred. Development costs are expensed as incurred unless certain specific criteria for deferral have been met. No development costs have been deferred in the years ended December 31, 2005, 2004 and 2003 as the criteria for deferral were not met.

     (p)  Stock-based compensation:

          The Company has a stock-based compensation plan, which is described in note 11(d). The Company accounts for all stock-based payments granted to employees and non-employees on or after January 1, 2002, using the fair value based method as per the amendment by the CICA Accounting Standards Boards to the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" which requires entities to account for employee stock options using the fair value based

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (p)  Stock-based compensation (continued):

          method, beginning January 1, 2004. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. Stock-based payments to non-employees are measured at the fair value of the consideration received and are recognized as the options are earned.

     (q)  Advertising costs:

          Expenditures related to advertising are expensed in the period the first associated advertising takes place.

     (r)  Financing costs:

          Financing costs incurred prior to the completion of a financing are deferred and are expensed if the financing is abandoned. If the transaction is completed, all financing costs are recorded as a reduction of the stated value of the applicable instrument for equity transactions and as a defined cost for debt transactions.

     (s)  Loss per share:

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

     (t)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. In particular, management estimates are required in the determination of provisions for doubtful accounts receivable, sales returns and in calculations to determine valuation of goodwill and intangible assets. Actual results could differ from those estimates.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (u)  Comparative figures:

          Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

     (v)  Recent accounting pronouncements

          During 2005, the CICA issued Section 3861, Financial Instruments -- Disclosure and Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently in the process of assessing the impact on its financial statements.

3.   CORPORATE REORGANIZATION:

     In January 2005, in connection with the corporate reorganization described in note 2(b), and in accordance with the Company's incorporating legislation, the shareholders of the Company approved a reduction in the stated capital of the Company's common shares from US$81,273,081 (Cdn$118,565,193) to US$18,500,000 (Cdn$26,929,049). As a result, the following reductions took place:

     Reduction in Share Capital                $62,773,081
     Reduction in Additional Paid In Capital        15,941
     Reduction in Contributed Surplus            1,006,082
     Less: Equity Interest                        (107,292)
                                               -----------
     Reduction in Deficit                      $63,687,812
                                               ===========

     As the Canadian operations of the Company have been continued by a new Canadian corporation, non-capital losses and Scientific Research and Development Expenditures generated from the operation of the business in preceding years are no longer available to the Company to reduce future taxable income earned.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

4.   ACQUISITIONS:

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

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

4.   ACQUISITIONS (CONTINUED):

     (a)  Telispark acquisition (continued):

          Purchase price                       $8,693,398    $2,158,807   $10,852,205
                                               ==========    ==========   ===========

          The fair value of the Infowave common shares issued to effect the acquisition has been determined using an average market price of $0.19 per common share based on the average closing price of the stock on the Toronto Stock Exchange, as Infowave considers itself to trade in an active and liquid market, for several days leading up to and after the date of announcement.

          The fair value of the 1,901,865 common stock options assumed by Infowave for employees of Telispark of $264,091 was determined using a Black-Scholes model and the following assumptions: volatility of 135%, risk-free interest rate of 2.3%, term to expiry of 3 years, exercise price of $0.11, and a fair value of the underlying common stock on the date of grant equal to $0.19 per share.

          In connection with post-acquisition restructuring for Telispark employees, the Company committed to pay severance totaling $669,592 of which $106,092 was settled in cash and $563,500 was settled through the issuance of 3,053,214 shares of Infowave common stock during the year ended December 31, 2004. As of December 31, 2004, no unpaid severance amounts related to the acquisition remain outstanding.

          Transaction costs represent legal and professional fees of $958,012 incurred in the acquisition. $225,000 had been accrued and recorded as deferred transaction costs as of December 31, 2003.

          The deferred compensation totaling $1,066,490 was fully amortized during the year ended December 31, 2004.

          The difference in the value of goodwill at the date of acquisition and the carrying value at $3,540,587 at December 31, 2005 is due to the effect of foreign exchange rate changes. The amount of goodwill deductible for tax purposes was $nil at the time of acquisition.

          There would be no material impact on revenue, loss or loss per share for the year ended December 31, 2004 if this acquisition had been effective January 1, 2004. The following table presents unaudited pro forma results of operations for the twelve months ended December 31, 2003 as if the acquisition of Telispark had occurred on January 1, 2003, and excludes the pro forma effect of the acquisition of HiddenMind (note 4(b)). The unaudited pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of the periods presented, nor is it necessarily indicative of results that may occur in the future.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

4.   ACQUISITIONS (CONTINUED):

     (a)  Telispark acquisition (continued):

                                December 31, 2003
                                   (unaudited)
                                -----------------
          Revenue                  $ 4,897,654
          Loss for the period       11,644,233
                                   -----------
          Loss per share           $      0.08
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

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

4.   ACQUISITIONS (CONTINUED):

     (b)  HiddenMind acquisition (continued):

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
                                          ----------
                                          $2,531,105
                                          ==========

          The following table presents unaudited pro forma results of operations for the years ended December 31, 2003 as if the acquisition of HiddenMind had occurred on January 1, 2003, and excludes the pro forma effect of the acquisition of Telispark (note 4(a)). The unaudited pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of the periods presented, nor is it necessarily indicative of results that may occur in the future.

                                  2003
                              (unaudited)
                              -----------
          Revenue              $1,728,560
          Loss for the year     7,617,693
                               ----------
          Loss per share       $     0.05
                               ==========

5.   TECHNOLOGY PARTNERSHIP CANADA RECEIVABLE:

     On December 9, 2003, Infowave announced that it had received a $5.6 million (Cdn$7.3 million) investment commitment from Technology Partnerships Canada ("TPC"), an agency of Industry Canada, to support research and development in wireless networking. This investment is part of a $20.5 million (Cdn$26.5 million) project by Infowave to develop a software platform for secure wireless networking through mobile devices. This investment will be provided to Infowave over time (retroactively) from September 1, 2002 until December 31, 2005 and is based on a contribution equal to 27.5% of eligible costs.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

5.   TECHNOLOGY PARTNERSHIP CANADA RECEIVABLE (CONTINUED):

     Infowave has agreed to pay a royalty of 1.5% of gross sales starting January 1, 2006 and, subject to regulatory approval, will issue to TPC $1.5 million (Cdn$2 million) worth of five-year common share purchase warrants on or after October 1, 2005 with an exercise price equal to the then current value of the common shares. As a result of this obligation, the fair value of the warrants of Cdn$2 million is being recognized over time as an increase to other equity instruments (note 11(h)) and expensed to offset the funding benefit recognized, based on the proportion of the amount received from TPC funding relative to the total funding approved. Effective January 1, 2005, the Company adopted HB 3860 - "Financial Instruments - Disclosure and Presentation." As such, the fair value of the warrants are being recorded as financial instruments (note 2(m)).

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

     On August 25, 2004, the Company reached an agreement with Industry Canada, with certain provisions of its funding agreement with TPC. Under the terms of the amended agreement, TPC reduced its funding to Infowave by 15 per cent or Cdn$1.1 million. This reduced Infowave's total TPC funding from Cdn$7.3 million to Cdn$6.2 million. This Cdn$1.1 million is the same amount Infowave was to pay the third party consultant for its assistance in developing Infowave's technology road map and with its application for TPC funding. Infowave had previously cancelled the third party consultant agreement in February 2004 with no obligation for any payment to the consultant by Infowave.

     During the year ended December 31, 2005, funding benefits of $527,621 were recognized and warrant expense of $170,317 was amortized. The Company claimed the benefit of $357,304, net of amortization of warrants, as a reduction of research and development expense for the year ended December 31, 2005. At December 31, 2005, TPC receivable totaled $144,658, and $544,333 is recognized in current liabilities to reflect the Company's obligation to issue the warrants in the future. As of December 31, 2005, no warrants had been issued as the Company is working with TPC regarding a potential extension to the term of the agreement.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

6.   FIXED ASSETS:

                                                                 Accumulated   Net book
     2005                                             Cost      depreciation     value
     ----                                          ----------   ------------   --------
     Computer equipment and system software        $3,081,179    $2,982,541    $ 98,638
     Computer software                              2,673,001     2,669,132       3,869
     Leasehold improvements                           139,881       136,281       3,600
     Office equipment                                 252,912       197,644      55,268
     Software licenses and purchased source code       82,001        77,000       5,001
                                                   ----------    ----------    --------
                                                   $6,228,974    $6,062,598    $166,376
                                                   ==========    ==========    ========

                                                                 Accumulated   Net book
     2004                                             Cost      depreciation     value
     ----                                          ----------   ------------   --------
     Computer equipment and system software        $2,984,259    $2,801,121    $183,138
     Computer software                              2,616,965     2,571,147      45,818
     Leasehold improvements                           136,260       116,450      19,810
     Office equipment                                 296,747       212,064      84,683
     Software licenses and purchased source code       79,360        51,810      27,550
                                                   ----------    ----------    --------
                                                   $6,113,591    $5,752,592    $360,999
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
                            ----------
                            $1,027,603
                            ==========

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

7.   INTELLECTUAL PROPERTY ASSETS HELD FOR SALE (CONTINUED):

     The common shares were subject to a four-month hold period. Sproqit held an option for one year to purchase back all of the intellectual property assets sold to the Company for cash consideration equal to the original purchase price plus a premium of 20%. Pursuant to the Option Agreement, dated September 23, 2003 between Infowave and Sproqit, in the event that the purchase option is exercised by Sproqit, Infowave will license the intellectual property on an exclusive basis in its core markets at preferential royalty rates. In the event that the option is not exercised by Sproqit, Infowave will retain ownership of the intellectual property with no future royalties payable to Sproqit.

     As such the Company and Sproqit agreed to extend the Option Agreement for an additional year. On September 16, 2005, the Option Agreement was extended further to December 15, 2005 (with all other provisions remaining the same). A third amendment was made extending the Option Agreement until January 31, 2006. As part of this extension, Sproqit paid an extension fee of $100,000 and agreed to the provision that Infowave would charge fifteen percentage (15%) interest on the remaining outstanding balance beginning December 16, 2005. Given that the Company does not forecast material future cash flows associated with these intangible assets, it wrote down the assets to a $75,000 balance as at December 31, 2005 (which represents the amount of the second extension fee that was received on February 7, 2006).

8.   OTHER INTANGIBLE ASSETS:

     Intangible assets as of December 31, 2005 comprise the following:

                                            Accumulated
                                           amortization
                                          and impairment    Net book
                                Cost          charge          value
                             ----------   --------------   ----------
     Intellectual property   $8,807,741     $7,636,516     $1,171,225
     Employment Contracts       351,201        351,201             --
     Patents                    112,843        103,164          9,679
     Customer relationship       56,421         51,580          4,841
                             ----------     ----------     ----------
                             $9,328,206     $8,142,461     $1,185,745
                             ==========     ==========     ==========

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

8.   OTHER INTANGIBLE ASSETS (CONTINUED):

     Intangible assets as of December 31, 2004 comprise the following:

                                            Accumulated
                                           amortization
                                          and impairment    Net book
                                Cost          charge          value
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
                             ==========     ==========     ==========

     During the year ended December 31, 2005, the Company reviewed the technology and related intangible assets acquired from HiddenMind (note 4(b)) and determined that the technology and related intangible assets from HiddenMind are no longer being incorporated into the Company's primary product offering. As such, the Company does not forecast material future cash flows associated with these intangible assets resulting in the impairment charge of $345,306 to $nil balance as at December 31, 2005. As well, the Company reviewed the technology and related intangible assets acquired from Telispark (note 4(a)) and their future cash flow projections and recorded an impairment charge of $3,352,603 during the year ended December 31, 2005. The impairment charge is equal to the amount by which the asset's carrying amount exceeded the net present value of the assets' estimated discounted future cash flows.

     During the year ended December 31, 2003, the Company reassessed the portfolio of its intellectual property assets and their future cash flow projections and determined that certain assets were not recoverable. The Company recorded an impairment charge of $614,578 during the year ended December 31, 2003, primarily on the intangible assets acquired from HiddenMind. The impairment charge is equal to the amount by which the asset's carrying amount exceeded the net present value of the estimated discounted future cash flows.

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

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

9.   CONVERTIBLE PROMISSORY NOTES (CONTINUED):

     Under terms of the settlement agreement, in addition to the royalties payable, Infowave agreed to pay $400,000 for the license to use the patented technology. The Company paid $50,000 of the obligation in cash. The remaining obligation of $350,000 was settled by issuing four convertible promissory notes (the "Notes"), each with a balance of $87,500. The Notes have maturity dates of February 28, 2005, May 31, 2005, December 31, 2005 and August 31, 2006, respectively. The Notes are convertible solely at the holder's option into Infowave common stock at any time prior to their respective maturity dates, are unsecured, and bear interest at 6% only on any balance remaining unpaid after their maturity dates.

     On February 28, 2005 the first promissory Note matured with Infowave issuing 1,181,819 shares to fulfill the contractual obligation. On May 31, 2005, the second promissory Note matured with Infowave issuing 2,212,350 shares to fulfill the contractual obligation. On December 31, 2005, the third promissory Note matured with Infowave issuing 1,907,695 shares to fulfill the contractual obligation. As of December 31, 2005, the final Note remains outstanding.

     In accordance with Canadian generally accepted accounting principles, the Company had estimated the fair value of each Note by discounting its face value at maturity back to the issuance date. The remainder of the $400,000 consideration, being $3,803 ($16,163 as of December 31, 2004), had been attributed to the conversion feature and recorded as contributed surplus. The resulting discount on each Note is being accreted to expense over the period to maturity using the interest method.

     The Company had assessed the potential impairment of its non-exclusive license to Visto Corporation's Patent Portfolio acquired during the year ended December 31, 2004 due to the significant uncertainty regarding the probable future economic benefit associated with this asset. As the Company did not attribute its future cash flows as being directly attributable to this asset, it had written down this asset to its estimated fair value of $nil as at December 31, 2004.

10.  CREDIT FACILITY:

     On March 8, 2002, the Company entered into a convertible loan agreement with a strategic partner for a convertible revolving loan of up to $2,000,000. The principal amount outstanding under the loan bears interest at the prime rate plus 3.25% and may be converted into common shares of the Company at a price of US$1.00 per share, which was greater than the market price at that date, at any time up to March 8, 2005, subject to adjustment in certain circumstances. The Company may draw down amounts under the loan provided that certain standard working capital conditions and revenue targets are met. The convertible loan will be secured by certain assets of the Company, excluding its intellectual property. The convertible loan agreement was terminated by the Company on January 16, 2005.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

11.  SHARE CAPITAL:

     The share capital of the Company is as follows:

     (a)  Authorized:

          Unlimited voting common shares without par value (2004 - Unlimited).

     (b)  Issued:

                                                                                   Number
                                                                                 of shares         Amount
                                                                               -------------    -------------
          Balance, December 31, 2002                                             66,439,578     $ 56,539,360

          Share issuance pursuant to a private placement, net of
            issue costs of $330,827                                              29,942,114        3,253,068
          Share issuance pursuant to the acquisition of HiddenMind
            (notes 4(b) and 11(f)(iv))                                           14,966,034        1,493,690
          Share issuance pursuant to the private placement with the
            majority shareholder of HiddenMind (note 11(f)(iii))                 29,473,684        2,950,222
          Share issuance pursuant to exercise of share options                      749,750           99,875
          Share issuance pursuant to exercise of purchase warrants                1,341,781          234,966
          Share issuance pursuant to exercise of agent warrants                     493,498           85,894
          Share issuance pursuant to management bonus (note 11(c)                   925,000          158,236
          Share issuance pursuant to Sproqit acquisition (note 7)                 4,038,550          885,000
          Stock-based compensation adjustment                                             -           59,434
                                                                                -----------     ------------
          Balance, December 31, 2003                                            148,369,989     $ 65,759,745

          Share issuance pursuant to a private placement, net of
             issue costs of $316,304                                             28,231,818        4,237,642
          Share issuance pursuant to the acquisition of Telispark (note 4(a))    46,164,394        8,960,510
          Share issuance pursuant to the private placement with a significant
             shareholder                                                          5,956,818        1,000,000
          Share issuance pursuant to exercise of share options                      850,442          192,673
          Share issuance pursuant to exercise of purchase warrants                  996,576          164,222
          Share issuance pursuant to exercise of agent warrants                     927,736          151,241
          Share issuance pursuant to management bonus (note 11(c))                1,770,000          117,348
          Share issuance pursuant to severance                                    3,053,214          539,700
          Share issuance pursuant to services performed                             824,364          150,000
                                                                                -----------     ------------
          Balance, December 31, 2004                                            237,145,351     $ 81,273,081

          Reduction in share capital due to corporate reorganization (note 3)            --      (62,773,081)
          Share issuance pursuant to exercise of share options                       33,336            1,647
          Share issuance pursuant to severance                                      822,400           50,000
          Share issuance on maturity of promissory notes (note 9)                 5,301,864          262,500
                                                                                -----------     ------------
          Balance, December 31, 2005                                            243,302,951     $ 18,814,147
                                                                                ===========     ============

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

11.  SHARE CAPITAL (CONTINUED):

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

          (iii) On September 14, 2004, the Company paid a bonus of 551,250 shares with a fair value of $42,348 (Cdn$55,125) in lieu of cash.

          (iv) On September 29, 2004, the Company paid a bonus of 1,218,750 shares with a fair value of $75,000 (Cdn$97,500) in lieu of cash.

     (d)  Share purchase options:

          On June 30, 2005, the Stock Incentive Plan (the "Plan") was approved by the shareholders of the Company. The Plan serves as the successor to the Director and Employee Stock Option Plan dated January 17, 2005 and supersedes that plan. The Plan permits the board of directors to issue common shares to employees, directors, senior officers or consultants as a stock bonus for past services actually performed for the Company. Under the terms of the Plan, up to 2,925,000 common shares are reserved for issuance as stock bonuses. This is the same as the "2004 Plan" of 2,925,000 common shares. The Plan also increased the number of common shares available for issuance under stock options by 6,000,000. This results in an aggregate number of common shares, which may be reserved for issuance, to 32,925,333 of which 30,000,333 are reserved for issuance for stock options and 2,925,000 for issuance as stock bonuses.

          A summary of the status of the Company's stock option plan as of December 31, 2005, 2004 and 2003 and changes during the periods ended on those dates is presented below:

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

11.  SHARE CAPITAL (CONTINUED):

     (d)  Share purchase options (continued):

                                                       2005                           2004                          2003
                                            ----------------------------   ---------------------------   ---------------------------
                                                             Weighted                      Weighted                      Weighted
                                                             average                       average                       average
                                               Shares     exercise price     Shares     exercise price     Shares     exercise price
                                            -----------   --------------   ----------   --------------   ----------   --------------
                                                 US$ / Cdn$                     US$ / Cdn$                    US$ / Cdn$
          Outstanding, beginning of year     21,461,673    $0.24 / 0.28     7,837,392    $0.67 / 1.03     5,255,183    $1.78 / 2.77
          Granted                            17,525,000     0.03 / 0.04    18,229,836     0.12 / 0.15     6,187,750     0.15 / 0.21
          Exercised                             (33,336)    0.02 / 0.03      (849,992)    0.13 / 0.17      (749,750)    0.14 / 0.19
          Cancelled                         (16,588,281)    0.23 / 0.28    (3,755,563)    0.90 / 1.17    (2,855,791)    1.90 / 2.66
                                            -----------    ------------    ----------    ------------    ----------    ------------
          Outstanding, end of year           22,365,056    $0.08 / 0.09    21,461,673    $0.24 / 0.28     7,837,392    $0.80 / 1.03
                                            ===========    ============    ==========    ============    ==========    ============
          Options exercisable, end of year    7,683,433    $0.15 / 0.17     6,821,169    $0.47 / 0.57     3,621,166    $1.45 / 1.88
                                            ===========    ============    ==========    ============    ==========    ============

          In October 2003, the Company's Board of Directors approved the cancellation of 1,000,000 options previously granted to a director.

          In November 2003, 2,500,000 options were granted to the Company's new President and Chief Executive Officer. This option grant was subject to shareholder approval and was approved at the Annual General Meeting on June 15, 2004. For accounting purposes, these options were considered to have been granted in 2004.

          The following table summarizes information about stock options outstanding at December 31, 2005:

                                              Options outstanding                      Options exercisable
                                -----------------------------------------------   -----------------------------
                                   Number      Weighted average      Weighted        Number
                                outstanding,       remaining         average      exercisable,      Weighted
          Range of              December 31,   contractual life      exercise     December 31,       average
          exercise prices           2005            (years)           price           2005       exercise price
          ---------------       ------------   ----------------   -------------   ------------   --------------
          US$ / (Cdn$)                                              US$ / Cdn$                     US$ / Cdn$
          $0.02 to $0.63
             ($0.03 to $0.99)    22,318,189          4.10         $0.12 / $0.14     7,636,566     $0.12 / $0.14
          $0.64 to $2.56
             ($1.00 to $3.99)         2,000          0.88           1.09 / 1.27         2,000       1.09 / 1.27
          $2.57 to $3.84
             ($4.00 to $5.99)         3,200          0.12           5.02 / 5.85         3,200       4.76 / 5.55
          $3.85 to $5.12
             ($6.00 to $7.99)        41,667          0.13           5.23 / 6.10        41,667       5.23 / 6.10
                                 ----------          ----         -------------     ---------     -------------
          $0.02 to $5.12
             ($0.03 to $7.99)    22,365,056          4.09         $0.08 / $0.09     7,683,433     $0.15 / $0.17
                                 ==========          ====         =============     =========     =============

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

11.  SHARE CAPITAL (CONTINUED):

     (e)  Weighted average estimate:

          The weighted average estimated fair value at the date of grant for options granted during the year ended December 31, 2005 was $0.03 (Cdn$0.04) ((2004 - $0.09 (Cdn$0.12)) per share.

          The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                            2005       2004      2003
                                                          --------   -------   -------
          Risk-free interest rate                             2.65%     2.45%     2.75%
          Dividend yield                                       0.0%      0.0%      0.0%
          Volatility factor                               102%-201%  75%-124%  85%-159%
          Weighted average expected life of the options    3 years   3 years   3 years

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

          (ii) On January 7, 2004 the Company arranged a $3.0 million line of credit facility with a significant shareholder, as a condition to the acquisition of Telispark. The credit facility had been arranged to give Infowave access to additional working capital to carry out its current objectives. Any amounts borrowed under the credit facility would be repayable on December 31, 2005, together with interest accrued at a Canadian Chartered bank's prime rate plus eight per cent and 18.5 million warrants to purchase Infowave common shares for a three year period at a price of $0.16 (Cdn$0.21). If Infowave arranges alternative equity or debt financing within 150 days, the amount available under the credit facility will be reduced by the amount of the additional financing.

               As of March 31, 2004 this credit facility was cancelled due to the Company's equity financing performed during the three month period ended March 31, 2004 in excess of the line of credit facility amount resulting in the fair value of the warrants issued being expensed.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

11.  SHARE CAPITAL (CONTINUED):

     (f)  Share purchase warrants (continued):

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

         (iii) On July 4, 2003, the Company issued 29,473,684 units at a price of $0.11 (Cdn$0.1425) per unit for gross proceeds of $3,000,000 to the former majority shareholder of HiddenMind. Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.15 (Cdn$0.19) per common share. The common shares and warrants comprising the units are subject to a four month hold period. All warrants expired on July 4, 2005.

          (iv) On July 4, 2003, the Company completed the acquisition of substantially all of the business and assets of HiddenMind. The purchase price was paid by the Company through the issuance to HiddenMind of 14,966,034 units of the Company having a fair value of $0.15 (Cdn$0.19) per unit. Each unit consists of one common share and one half of one warrant. Each whole warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $0.15 (Cdn$0.19) until July 4, 2005. The fair value of these warrants of $537,415 has been recognized as a part of purchase price of the assets acquired and as other equity instruments. All warrants expired on July 4, 2005.

          (v) On July 4, 2003 and July 14, 2003, the Company issued 22,785,882 units and 6,856,232 respectively for a total of 29,642,114 at a price of $0.12 (Cdn$0.16125) per unit for gross proceeds of $3,566,999 (Cdn$4,779,778). Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share for a period of two years from the closing date at a price of $0.17 (Cdn$0.215) per common share. The common shares and warrants comprising the units are subject to a four month hold period. The agent was paid a cash commission equal to 7.5% of the gross proceeds from the offering and 2,964,203 warrants (the "Agents' Warrants"). Each Agents' Warrant entitles the agent to purchase one common share and one-half of one common share purchase warrant for two years from the closing date at a price of $0.17 (Cdn$0.215) per common share. In addition, the Company issued 300,000 units to the agent as a corporate finance fee. As at December 31, 2004, 996,576 share purchase warrants and 927,736 Agents' Warrants had been exercised. During 2005, no share purchase warrants nor Agents Warrants were exercised. As well, all warrants expired on July 4, 2005 and July 14, 2005.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

11.  SHARE CAPITAL (CONTINUED):

     (g)  Contributed surplus:

          Contributed surplus comprises of the following:

          Balance, December 31, 2003                                         $   273,343
          Compensation expense                                                   458,559
          Fair value of options exercised                                         (6,074)
          Purchase price allocation (note 4(a))                                  264,091
          Equity component on promissory notes (note 9)                           16,163
                                                                             -----------
          Balance, December 31, 2004                                           1,006,082
          Compensation expense                                                   500,568
          Fair value of options exercised                                           (795)
          Reduction due to corporate reorganization (note 3)                  (1,006,082)
          Accretion of equity component on promissory notes (note 9)             (12,360)
                                                                             -----------
          Balance, December 31, 2005                                         $   487,413
                                                                             ===========

     (h)  Other equity instruments:

          Other equity instruments comprise of the following:

          Balance, December 31, 2003                                         $ 2,368,803
          Warrants issued as part of 2004 credit facility (note 11(f)(ii))     1,108,528
          Reclassification of 2003 warrant obligation under TPC funding to
          financial instruments (note 2(m))                                     (218,292)
                                                                             -----------
          Balance, December 31, 2004                                           3,259,039
                                                                             -----------
          Balance, December 31, 2005                                         $ 3,259,039
                                                                             ===========

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

     12.  RESTRUCTURING COSTS:

          Total restructuring cost of $nil was incurred by the Company during the year ended December 31, 2005. Total restructuring cost of $287,631 for the year ended December 31, 2004 comprised of $237,425 for employee severance, $10,337 for legal, and $39,869 for lease termination costs. The employees terminated were 20 in Canada, 12 in the USA and 4 in the UK. A balance of $nil remains accrued for employee termination costs as at December 31, 2005.

          A breakdown of the nature of the charges and the costs incurred for the period ended December 31, 2005 is as follows:

                                               Severance     Lease      Legal      Total
                                               ---------   --------   --------   ---------
          Accrual balance, December 31, 2003   $      --   $     --   $     --   $      --
          Restructuring accrual                  237,425     39,869     10,337     287,631
          Expenditures / utilization            (218,217)   (39,869)   (10,337)   (268,423)
                                               ---------   --------   --------   ---------
          Accrual balance, December 31, 2004   $  19,208   $     --   $     --   $  19,208
          Restructuring accrual                       --         --         --          --
          Expenditures / utilization             (19,208)        --         --     (19,208)
                                               ---------   --------   --------   ---------
          Accrual balance, December 31, 2005   $      --   $     --   $     --   $      --
                                               =========   ========   ========   =========

     13.  INCOME TAXES:

          Income taxes attributable to net loss in these financial statements differ from amounts computed by applying the Canadian federal and provincial statutory rate of 34.87% (2004 - 35.60%; 2003 - 37.60%) as follows:

                                                       2005          2004          2003
                                                   -----------   -----------   -----------
          Net loss before income taxes             $ 8,305,627   $10,504,211   $ 5,978,858
                                                   -----------   -----------   -----------
          Expected income tax recovery             $ 2,896,172   $ 3,739,499   $ 2,248,051
          Tax effect of:
             Loss of foreign subsidiary taxed at
                lower rates                            (47,501)      (82,350)      (25,200)
             Non-deductible capital gain               814,929            --            --
             Permanent and other differences          (202,505)     (215,254)     (213,931)
             Unrecognized tax assets                (3,461,095)   (3,441,895)   (2,008,920)
                                                   -----------   -----------   -----------
          Net income tax recovery                  $        --   $        --   $        --
                                                   ===========   ===========   ===========

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

13.  INCOME TAXES (CONTINUED):

     The Company had non-capital losses carried forward in Canada of approximately $55,565,689 as at December 31, 2004 which were available to reduce future years' income for income tax purposes and capital losses of $169,000 which were available indefinitely to offset future capital gains for income tax purposes. As a result of the corporate reorganization on January 21, 2005 (note 2(b)), the Canadian operations of the Company were continued by a new Canadian corporation. Accordingly, the Company's non-capital losses, capital losses and Scientific Research and Development Expenditures are not available to reduce future taxable income earned by the continuing operations of Infowave.

     As at December 31, 2005, the Company had non-capital losses of approximately $1,135,000 which can be used to reduce future years taxable income until 2015. Its wholly-owned subsidiary, Telispark Inc. has net operating losses carried forward of $20,000,000 which are available to reduce future years' taxable income for income tax purposes to 2025. The utilization of these losses is subject to annual limitations under U.S. tax law.

     The tax effect of the significant temporary differences which comprise tax assets and liabilities, at December 31, 2005 and 2004 are as follows:

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

13.  INCOME TAXES (CONTINUED):

                                                                             2005          2004
                                                                         -----------   ------------
     Future income tax assets:
        Loss carry forwards                                                7,380,378     26,505,225
        Scientific research and development expenditure carry forwards            --        472,082
        Fixed assets and intangibles, principally due to differences
           between accounting and tax depreciation and amortization          318,664             --
        Share issue costs                                                      2,550        495,201
        Other                                                                256,446             --
                                                                         -----------   ------------
     Total gross future income tax assets                                  7,958,038     27,472,508
     Valuation allowance                                                  (7,857,430)   (26,138,121)
                                                                         -----------   ------------
                                                                             100,608      1,334,387
     Future income tax liabilities:
        Fixed assets and intangibles, principally due to differences
           between accounting and tax depreciation and amortization               --     (1,086,058)
        Other                                                               (100,608)      (248,329)
                                                                         -----------   ------------
     Net future income tax asset                                         $        --   $         --
                                                                         ===========   ============

     In assessing the ability to realize future income tax assets, management considers whether it is more likely than not that some or all of the future tax assets will be realized. The ultimate realization of the future tax assets is dependent on the generation of taxable income during periods in which the temporary differences reverse. Due to the fact that as at December 31, 2005 and 2004, sufficient evidence does not exist to support a conclusion that it is more likely than not that the future income tax assets will be realized, a valuation allowance has been recorded against all of the future tax assets.

14.  RELATED PARTY TRANSACTIONS:

     During the year ended December 31, 2005, the following related party transactions occurred. All transactions were recorded using the exchange amount which approximated standard commercial terms:

     (a) The Company incurred $nil (2004 - $102,841; 2003 - $nil) for agency services and leases to a firm that is a significant shareholder of the Company, as a result of the Telispark acquisition. The Company also earned revenue from the firm totaling $142,269 (2004 - $462,837; 2003
          - $nil) for software, licenses and professional services. As of December 31, 2005 $135,990 had been collected and a balance of $6,279 is still outstanding in the Company's accounts receivable.

     (b) The Company earned revenue from a firm controlled by a director of the Company totaling $nil (2004 - $108,915, 2003 - $108,600). As of
          December 31, 2004, $108,915 had been collected with the balance being $nil. In addition, the Company sold $nil (2004 - $nil; 2003 - $8,600) to the firm and the firm purchased $nil in products from the Company during the year (2004 - $nil; 2003 - $7,676).

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

14.  RELATED PARTY TRANSACTIONS (CONTINUED):

     (c) A director and significant shareholder of the Company acquired controlling interest of Sproqit. The Company and Sproqit now share a common significant shareholder. Sproqit holds an option to purchase back all of the intellectual property assets held for sale as described in note 7.

     (d) The Company incurred $nil (2004 - $nil; 2003 - $10,000) for legal and consulting services to a firm controlled by a former director of the Company.

     (e) The Company incurred expenses of $60,994 relating to Board of Director quarterly fees (2004 - $17,208; 2003 - $nil ). As of December 31, 2005, a balance of $13,416 was still outstanding in the Company's accounts payable.

15.  COMMITMENTS AND CONTINGENCIES:

     (a)  Lease obligations:

          The Company has entered into lease agreements for premises and equipment. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby (lease due to expire June 30, 2008), and Reston, Virginia (lease due to expire March 31, 2006). The annual payment commitments are as follows:

          2006                  $294,698
          2007                   261,329
          2008                   137,393
          2009 and thereafter         --
                                --------
          Total                 $693,420
                                ========

          During the year ended December 31, 2005, the Company made operating lease payments totaling approximately $494,156 (2004 - $826,866; 2003
          - $575,700).

     (b)  Letters of credit:

          The Company has secured certain lease commitments through an outstanding letter of credit totaling $150,000. As such $150,000 has been recorded as restricted cash. As of August 2, 2005 the letter of credit was cancelled and the funds were released.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

     (a)  Fair values:

          The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, TPC receivable, accounts payable, accrued liabilities, promissory notes and warrant obligations approximate fair values due to their ability for prompt liquidation and short-term to maturity.

     (b)  Credit risk:

          The Company is exposed to credit risk only with respect to uncertainties as to timing and amount of collectibility of accounts receivable. At December 31, 2005, two customers represented 73% of outstanding accounts receivable. At December 31, 2004, three customers represented 92% of outstanding accounts receivable. The Company mitigates its credit risk by concentrating its direct sales efforts on Fortune 500 companies.

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

17.  SEGMENTED INFORMATION:

     In the opinion of management, the Company carried on business in one operating segment, being the development of wireless software. Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all of the Company's long- lived assets are located in Canada. A summary of revenue by location of the customer is as follows:

                           2005         2004         2003
                        ----------   ----------   ----------
     By region:
        Canada          $  112,289   $  350,715   $  150,482
        United States    1,645,351    3,304,354      881,200
        Other              169,651      448,965      593,138
                        ----------   ----------   ----------
     Total sales        $1,927,291   $4,104,034   $1,624,820
                        ==========   ==========   ==========

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

17.  SEGMENTED INFORMATION (CONTINUED):

     Revenue by major customer is as follows:

                               2005          2004           2003
                          -------------   ----------   -------------
     By major customer:
        Company A              $838,688   $1,487,135        $335,815
        Company B               531,647      655,562         201,815
        Company C         less than 10%      476,360   less than 10%

18.  SUBSEQUENT EVENTS:

     On January 31, 2006, both Sproqit and Infowave signed a fourth amendment to the Option Agreement. Under the amended terms, the ending date to repurchase the intellectual property assets has been extended from January 31, 2006 to March 17, 2006 subject to payment to Infowave by Sproqit of an extension fee in the amount of US Seventy Five Thousand Dollars ($75,000) which will be credited against the total Option Grant Exercise Price upon receipt. Interest will be accrued at the rate of fifteen percent (15%) per annum commencing January 31, 2006 on the net exercise price of $905,037.50. The Option is exercisable anytime between January 31, 2006 and March 17, 2006 (the "Exercise Period") in accordance with the procedures set forth below. The extension fee payment of $75,000 was received on February 7, 2006.

     In order for Sproqit to exercise the option, Sproqit must, on or before March 17, 2006 (the "Expiration Date") notify Infowave in writing of Sproqit's intent to exercise the option and pay Infowave the Exercise Price in full. The Option was extended to March 27, 2006 and expired with Sproqit not exercising the option.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA:

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in the following material respects from those in the United States ("United States GAAP"):

     (a) Net loss and loss per share:

                                                                  2005           2004           2003
                                                              ------------   ------------   ------------
         Loss in accordance with Canadian GAAP                $  8,305,627   $ 10,504,211   $  5,978,858
         Adjustment for stock based compensation relating
            to stock options issued to non-employees (c)(i)             --             --             --
         Deduct: Employee stock-based compensation
            expense determined under the fair value method        (500,468)      (458,559)      (221,227)
                                                              ------------   ------------   ------------
         Loss in accordance with United States GAAP           $  7,805,159   $ 10,045,652   $  5,757,631
                                                              ============   ============   ============
         Weighted average number of shares outstanding
            in accordance with Canadian and United States
            GAAP                                               240,139,435    223,996,067    104,913,864
                                                              ------------   ------------   ------------
         Loss per share in accordance with United
            States GAAP                                       $       0.03   $       0.05   $       0.05
                                                              ------------   ------------   ------------

         Comprehensive loss for the years ended December 31, 2005, 2004 and 2003 is as follows:

                                                                  2005           2004           2003
                                                              ------------   ------------   ------------
         Loss in accordance with United States GAAP           $  7,805,159   $ 10,045,652   $  5,757,631
         Other comprehensive loss (income):
         Foreign currency translation adjustment                  (404,885)      (696,436)      (827,644)
                                                               -----------   ------------   ------------
         Comprehensive loss                                    $ 7,400,274   $  9,349,216   $  4,929,987
                                                               ===========   ============   ============

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (b) Balance sheet:

                                                                              2005           2004
                                                                          ------------   ------------
                                                                                          (Restated -
                                                                                           note 2(l))
         TOTAL ASSETS
         Total assets in accordance with Canadian and
            United States GAAP                                            $  9,655,568   $ 17,854,414

         TOTAL LIABILITIES
         Total liabilities in accordance with Canadian GAAP and
            United States GAAP                                            $  1,216,021   $  2,208,393
                                                                          ============   ============
         SHAREHOLDERS' EQUITY
         Share capital in accordance with Canadian GAAP                   $ 18,814,147   $ 81,273,081
         Adjustments to share capital:
            Foreign exchange effect on conversion of
               1998 and prior share capital transactions (d)                   543,269        543,269
            Additional paid in capital from stock based
               compensation relating to stock options
               issued to non-employees (c)(i)                                  520,999        520,999
            Additional paid in capital from stock based
               compensation relating to escrow shares (c)(ii)                  107,077        107,077
                                                                          ------------   ------------
         Share capital in accordance with United States GAAP              $ 19,985,492   $ 82,444,426
                                                                          ============   ============
         Additional paid-in capital in accordance with
            Canadian and United States GAAP                               $         --   $     15,941
                                                                          ============   ============
         Other equity instruments in accordance with
            Canadian and United States GAAP                               $  3,259,039   $  3,259,039
                                                                          ============   ============
         Contributed Surplus in accordance with
            Canadian and United States GAAP                               $    487,413   $  1,006,082
                                                                          ============   ============
         Deficit in accordance with Canadian GAAP                         $(15,554,576)  $(70,936,761)
         Adjustments to deficit:
            Cumulative effect of stock based compensation
               relating to stock options issued to non-employees (c)(i)       (519,411)      (519,411)
            Foreign exchange effect on conversion of
               1998 and prior income statements (d)                           (189,240)      (189,240)
            Cumulative effect of stock based compensation
               relating to escrow shares                                      (101,474)      (101,474)
                                                                          ------------   ------------
         Deficit in accordance with United States GAAP                     (16,364,701)   (71,746,886)
                                                                          ============   ============

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (b) Balance sheet (continued):

                                                                              2005          2004
                                                                           ----------   -----------
                                                                                        (Restated -
                                                                                         note 2(l))
          Cumulative translation account in accordance with Canadian GAAP  $1,433,524     1,028,639
          Adjustments to cumulative translation account:
             Foreign exchange effect on conversion of 1998
                and prior income statements (d)                              (341,140)     (341,140)
             Cumulative foreign exchange effect of United
                States GAAP adjustments                                       (20,080)      (20,080)
                                                                           ----------   -----------
          Cumulative translation account in accordance with
                United States GAAP                                          1,072,304       667,419
                                                                           ==========   ===========
          Shareholders' equity in accordance with United States GAAP       $8,439,547   $15,646,021
                                                                           ==========   ===========

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

              The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                  2005      2004      2003
                                                -------   -------   -------
              Expected dividend yield                 0%        0%        0%
              Expected stock price volatility       190%      102%      150%
              Risk-free interest rate              2.65%     2.20%     2.75%
              Expected life of options          3 years   5 years   5 years

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

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

                                                                2005          2004         2003
                                                             ----------   -----------   ----------
               Loss in accordance with United States
                  GAAP, as reported                          $7,805,159   $10,045,652   $5,757,631
               Add: Employee stock-based compensation
                  expense, as reported                               --            --     (158,236)
               Deduct: Employee stock-based
                  compensation expense determined under
                  the fair value method                         522,479       512,446    2,803,333
               Pro forma loss in accordance with
                  United States GAAP                         $8,327,638   $10,558,098   $8,402,728
               Pro forma loss per share, basic and diluted
                  in accordance with United States GAAP      $     0.04   $      0.05   $     0.08

               The pro forma assumptions are consistent with those required to be disclosed under Canadian generally accepted accounting principles.

               For United States GAAP purposes, stock options issued before January 1, 2002 to non-employees for services rendered were recorded and reflected in the financials as compensation expense and charged to earnings based on the fair value as the services are provided and the options are earned. The amount of compensation costs is calculated using the Black-Scholes options pricing formula and assumptions as described above.

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (c)  Stock-based compensation (continued):

          (i)  Stock options (continued):

               Under the Company's Canadian GAAP policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with United States GAAP. Therefore, for the years ended December 31, 2005 and 2004, there were no measurement differences for such options.

         (ii)  Shares held in escrow:

               Certain shares held in escrow pursuant to the employee incentive program and employment contracts were recorded as compensation expense under Canadian GAAP at a deemed value of $0.23 (Cdn$0.35) per share based on their fair market value at the time of issue discounted for escrow restrictions.

               For United States GAAP purposes, any restrictions on the employee's right to receive these shares would not be taken into account for purposes of calculating compensation costs and would result in additional compensation costs. No additional compensation expense was recorded for the year ended December 31, 2005 (2004 -- $nil; 2003 -- $nil).

         (iii) Weighted average fair value:

               Financial statements prepared in accordance with both Canadian and United States GAAP require the disclosure of weighted average grant date fair value of stock options granted in the year by the Company. Weighted average grant date fair values for options granted during the years ended December 31, 2005, 2004 and 2003 are $0.03 (Cdn$0.04), $0.12 (Cdn$0.15) and $0.14 (Cdn$0.20),
               respectively.

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

     (e)  Intangible assets:

          The following table summarizes the estimated future amortization expenses as of December 31, 2005:

          Year ending December 31:
          2006                       $237,149
          2007                        237,149
          2008                        237,149
          2009                        237,149
          2010                        237,149

INFOWAVE SOFTWARE, INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (CONTINUED):

     (f)  Advertising costs:

          United States GAAP requires the disclosure of amounts spent on advertising costs. For the years ended December 31, 2005, 2004 and 2003, the Company spent approximately $nil, $9,435 and $7,797, respectively, on advertising costs.

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

     (h)  Valuation and qualifying accounts:

                                                                                       Effect of foreign
                                             Beginning                                    exchange on       End of
                                              of year    Charged to     Recoveries         conversion        year
                                              balance     expenses    and write-offs         to US$        balance
                                             ---------   ----------   --------------   -----------------   -------
          Allowance for doubtful accounts:
             Year ended December 31, 2005     $    --      $   --        $     --            $   --        $    --
             Year ended December 31, 2004      70,094          --         (73,273)            3,179             --
             Year ended December 31, 2003      67,125       1,950              --             1,019         70,094

     (i)  Recent accounting pronouncements:

          (i) In December 2004, the Financial Accounting Standards Board ("FASB") issued revised Statement of Financial Accounting Standards No. 123 entitled "Share--Based Payment" ("FAS No. 123R"). This revised statement addresses accounting for stock-based compensation and results in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company's financial statements as opposed to supplemental disclosure in the notes to financial statements. The revised Statement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25. FAS No. 123R is effective for public entities that file as small business issuers as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company is currently assessing the implications of FAS 123R to its consolidated financial statements.

ITEM 18 -- FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of responding to this item.

ITEM 19 -- EXHIBITS, SIGNATURES AND CERTIFICATION

EXHIBIT NO.      DESCRIPTION
1.1 (2)          Memorandum and Articles of registrant

4.1 (2)          Asset Purchase Agreement dated September 8, 2000 between the Corporation and Strydent Software Inc.

4.1 (2)*         Employee  Incentive  Plan dated  April 28,  1997,  as supplemented September 25, 1997

4.2 (2)          Special Warrant Indenture dated April 20, 1998 between the Corporation and Montreal Trust Company of
                 Canada

4.3 (3)          Special Warrant Indenture dated June 30, 1999 between the Corporation and Montreal Trust Company of
                 Canada

4.4 (4)          Special Warrant Indenture dated April 13, 2000 between the Corporation and Montreal Trust Company

4.5 (5)*         Stock Option Plan, as amended

4.6 (6)          Form of Shareholders Rights Plan Agreement dated as of June 5, 2000 between the Corporation and
                 Montreal Trust Company of Canada

4.7 (10)         Warrant Certificate dated July 24, 2001 issued to Thomas Koll

4.8 (2)          Investor Relations Agreement dated September 1, 1998 between the Corporation and IRG Investor
                 Relations Group Ltd.

4.9(2)           Investor Relations Agreement dated September 1, 1998 between the Corporation and Staff Financial Group
                 Ltd. and 549452 BC Ltd.

4.10 (2)         Loan Facility dated October 29, 1998 with a Canadian chartered bank

4.11 (3)         Lease Agreement dated February 12, 1998 between Riocan Holdings Inc. and the Corporation

4.12 (3)         Lease Agreement dated November 23, 1999 between Bedford Property Investors, Inc. and the Corporation

4.13 (2)         Corporate Development Agreement dated October 26, 1998 between the Corporation and Capital Ridge
                 Communications Inc. (formerly "Channel One Systems Corp.")

4.14 (2)         Strategic Partnership Agreement dated March 6, 1998 between the Corporation and BellSouth Wireless Data

4.15 (2)         Development Agreement dated March 4, 1998 between the Corporation and Hewlett-Packard

4.16 (2)         Source Code License Agreement dated March 31, 1998 between the Corporation and DTS

4.17 (2)         Source Code License Agreement dated June 9, 1998 between the Corporation and Wynd Communications
                 Corporation

4.18 (2)         Source Code License Agreement dated November 13, 1997 between the Corporation and Apple Computers


EXHIBIT NO.      DESCRIPTION
4.19 (2)         OEM License Agreement dated December 5, 1997 between the Corporation and Certicom Corp.

4.20 (2)         Letter  Agreement  dated April 20,  1998  between the Corporation and Lexmark International, Inc.

4.21 (2)*        Employment  Agreement  dated May 2, 1991  between the Corporation and Jim McIntosh

4.22 (2)*        Employment  Agreement  dated May 23, 1997 between the Corporation and Bijan Sanii

4.23 (3)*        Employment Agreement dated September 16, 1999 between the Corporation and Todd Carter

4.24 (2)         Agency  Agreement  dated March 31,  1998  between the Corporation,  Canaccord Capital Corporation and
                 Yorkton Securities Inc.

4.25 (2)         Consulting  Agreement  dated July 4, 1997 between the Corporation and GWM Enterprises Ltd.

4.26 (3)         Agency  Agreement  dated June 18,  1999  between  the Corporation,  Canaccord  Capital  Corporation,
                 Yorkton Securities, Inc., Sprott Securities Limited and Taurus Capital Markets Ltd.

4.27 (4)         Letter of Intent dated May 8, 2000 among the Corporation, Kevin Jampole and Robert Heath

4.28 (7)         Lease Agreement dated April 26, 2000 between the Corporation and Tonko-Novam Management Ltd.

4.29 (8)*        Employment Agreement dated December 14, 2000 between the Corporation and Thomas Koll

4.30 (8)*        Lease dated December 7, 2000 between the Corporation and Principal Development Investors, llc

4.31 (9)*        Employment Agreement dated April 16, 2001 between the Corporation and Jeff Feinstein

4.32 (9)         Lease Agreement between the Corporation and Sterling Realty Organization Co.

4.33 (9)         Lease Termination Agreement dated May 24, 2001 between the Corporation and Principal Development
                 Investors, LLC

4.34 (10)        Loan Agreement dated July 24, 2001 between the Corporation and Thomas Koll

4.35 (10)        Security  Agreement  dated July 24, 2001 made by the Corporation in favor of Thomas Koll

4.36 (10)        Intellectual Property Security Agreement dated July 24, 2001 made by the Corporation in favor of
                 Thomas Koll

4.37 (10)        Loan Agreement dated August 10, 2001 between the Corporation and Sal Visca

4.38 (10)        Promissory  Note dated  August 10,  2001  between the Corporation and Sal Visca

4.39 (10)*       Employment  letter  dated August 10, 2001 between the Corporation and Sal Visca

4.40 (11)*       Employment  letter  dated  March 8, 2002  between the Corporation and George Reznik

4.41 (11)        Convertible loan agreement dated March 8, 2002 between the Corporation and Compaq

4.42 (12)        Lease Termination Agreement dated May 25, 2002 between the Corporation and Sterling Realty
                 Organization Co.

4.43 (12)        Lease Agreement dated June 18, 2002 between the Corporation and Tonko Realty Advisors (B.C.) Ltd.


EXHIBIT NO.      DESCRIPTION
4.44 (12)        Surrender of Lease Agreement dated June 18, 2002 between the Corporation and Tonko Realty Advisors
                 (B.C.) Ltd.

4.45 (12)        Surrender of Lease Agreement dated June 18, 2002 between the Corporation and Tonko Realty Advisors
                 (B.C.) Ltd.

4.46 (12)        Modification and Partial Surrender of Lease Agreement dated June 18, 2002 between the Corporation and
                 Tonko Realty Advisors (B.C.) Ltd.

4.47 (13)*       Employment Agreement between the Corporation and Sal Visca dated November 26, 1999

4.48 (13)*       Amendment to Employment Agreement between the Corporation and Sal Visca dated February 1, 2002

4.50 (13)*       Amendment to Employment Agreement between the Corporation and Sal Visca dated July 9, 2002

4.51 (13)*       Amendment to Employment Agreement between the Corporation and Sal Visca dated September 5, 2002

4.52 (13)*       Employment Agreement between the Corporation and Thomas Koll dated April 23, 2002

4.53 (13)*       Employment Agreement between the Corporation and Ron Jasper dated October 10, 1997

4.54 (13)*       Amendment to Employment Agreement between the Corporation and Ron Jasper dated July 9, 2002

4.55 (13)*       Employment Agreement between the Corporation and Bill Tam dated July 9, 2002

4.56 (13)*       Employment Agreement between the Corporation and George Reznik dated July 9, 2002

4.57 (14)        Acquisition Agreement dated May 28, 2003 between the Company and HiddenMind

4.58 (15)        Stock Purchase Agreement among Infowave Software, Inc., Telispark, Inc. and the Sellers Named in the
                 First Paragraph dated January 7, 2004

4.59 (16)*       Telispark, Inc. 2000 Stock Option Plan, as amended

4.60 (17)        Investment Agreement among the Corporation and 0698500 B.C. Ltd. and 6311059 CANADA INC., dated
                 November 18, 2004

4.61 (17)        Arrangement Agreement dated January 18, 2005

4.62 *           2005 Employee and Director Stock Option and Stock Bonus Plan, as amended

8.1              A list of the Registrant's principal subsidiaries is included on page 56 of this Report on Form 20-F.

12.1             Section 302 Certification of Chief Executive Officer

12.2             Section 302 Certification of Chief Financial Officer

13.1             Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

13.2             Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

15.1             Consent of KPMG LLP


* Indicates management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Corporation's Form 8-K filed on September
25, 2000.

(2) Incorporated by reference to the Corporation's Registration Statement on Form 20-F (No. 0-29944).

(3) Incorporated by reference to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1999.

(4) Incorporated by reference to the Corporation's Annual Report on Form 10-Q for the period ended March 31, 2000.

(5) Incorporated by reference to the Corporation's Registration Statement on Form S-8 (Registration No. 333-39582) filed on June 19, 2000.

(6) Incorporated by reference to the Corporation's Registration Statement on Form 8-A filed on July 13, 2000.

(7) Incorporated by reference to the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2000.

(8) Incorporated by reference to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.

(9) Incorporated by reference to the Corporation's Quarterly Report on Form 10-Q for the period ended June 30, 2001.

(10) Incorporated by reference to the Corporation's Quarterly Report on Form
10-Q for the period ended September 30, 2001.

(11) Incorporated by reference to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2001.

(12) Incorporated by reference to the Corporation's Quarterly Report on Form
10-Q for the period ended June 30, 2002.

(13) Incorporated by reference to the Corporation's Form 8-K filed on September
26, 2002.

(14) Incorporated by reference to the Corporation's Form 8-K filed on July 21,
2003.

(15) Incorporated by reference to the Corporation's Form 8-K filed on January 7,
2004.

(16) Incorporated by reference to the Corporation's Form S-8 filed on February
20, 2004.

(17) Incorporated by reference to the Corporation's Form 6-K filed on December
27, 2004


                                      104

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Infowave Software, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Pursuant to the requirements of the Securities Exchange Act of 1934, this report to be signed by the following persons on behalf of Infowave Software, Inc. in the capacities and on the dates indicated.

Date: March 31, 2006                    Infowave Software, Inc.


                                        /s/ George Reznik
                                        ----------------------------------------
                                        Name: George Reznik
                                        Title: Chief Operating Officer and CFO