Form 20-F/A
period 2005-12-31
INFOWAVE SOFTWARE INC
filed 2006-06-01
CIK 1074564

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------


                               AMENDMENT NO. 1 TO


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

ITEM 14 - MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES


Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13(a)-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2005 (the "EVALUATION DATE"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective.


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


/s/ KPMG LLP
Chartered Accountants


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


/s/ KPMG LLP
Chartered Accountants


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

(14) Incorporated by reference to the Corporation's Form 8-K filed on July 21,
2003.

(15) Incorporated by reference to the Corporation's Form 8-K filed on January 7,
2004.

(16) Incorporated by reference to the Corporation's Form S-8 filed on February
20, 2004.

(17) Incorporated by reference to the Corporation's Form 6-K filed on December
27, 2004


                                      104

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf. Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Infowave Software, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Pursuant to the requirements of the Securities Exchange Act of 1934, this report to be signed by the following persons on behalf of Infowave Software, Inc. in the capacities and on the dates indicated.

Date: June 1, 2006                      Infowave Software, Inc.


                                        /s/ George Reznik
                                        ----------------------------------------
                                        Name: George Reznik
                                        Title: Chief Operating Officer and CFO